ANNALY®

2023



ANNUAL REPORT



THE LEADER
ACROSS RESIDENTIAL MORTGAGE FINANCE

Annaly combines the power of capital together with sound strategy to best serve our shareholders. With a culture that champions diversity and talent, we work relentlessly to optimize risk-adjusted returns.

With $11 billion in permanent capital[1], Annaly is a leading source of private capital for the U.S. housing sector.

Note: Please refer to Glossary for defined terms and "Leader Across Residential Mortgage Finance" in Endnotes section for footnoted information.

FINANCIAL HIGHLIGHTS

TOTAL ASSETS ACROSS ANNALY'S
DIVERSE INVESTMENT STRATEGIES[2]

$74.3bn

PERMANENT CAPITAL[1]

$11.3bn

TOTAL ASSETS AVAILABLE
FOR FINANCING[3]

$6.2bn

TOTAL SHAREHOLDER RETURN
SINCE IPO[4]

748%

COMMON AND PREFERRED
DIVIDENDS DECLARED[5]

$25bn+

2023 ECONOMIC RETURN

6.0%

AMERICAN HOMES FINANCED[6]

850k+

COMMUNITY DEVELOPMENT
PROJECTS[7]

25+

Note: Please refer to Glossary for defined terms and "Leader Across Residential Mortgage Finance" in Endnotes section for footnoted information.

POWER OF ANNALY

The industry leading mREIT with a differentiated investing model

Annaly's Size, Scale and Diversification



Scale

12x **Larger than Median mREIT by Market Cap(1)**

At 12x the size of the median mortgage REIT by market cap(1), we are a leader across the residential mortgage finance market



Diversified

$11.3bn **Permanent Capital(2)**

Annaly is able to efficiently diversify investments across our businesses through a rigorous shared capital model and capital allocation process



Operating Efficiency

1.42% **Operating Expense as a Percent of Average Equity**

Annaly operates a highly institutionalized platform and benefits from its scale and efficiency, operating at lower cost levels than peer averages



Liquid

$6.2bn **Total Assets Available for Financing(3)**

Our diversified, lower leveraged strategy supports enhanced liquidity, including $6.2bn of total assets available for financing,(3) including $3.8bn of cash and unencumbered Agency MBS

Market Cap ($mm) | Annaly vs. mREIT Peers(1)



Note: Please refer to Glossary for defined terms and "Power of Annaly" in Endnotes section for footnoted information.

PROVEN RESULTS

Proven over 25 years to be a competitive source of yield for shareholders

Since inception, Annaly has delivered $25bn+ in dividends to shareholders[1]



Annaly has delivered a total return of 748% since its IPO[2]



Note: Please refer to Glossary for defined terms and "Proven Results" in Endnotes section for footnoted information.

PEOPLE FIRST

OUR GREATEST ASSET IS OUR EMPLOYEES – HIGHLY SKILLED INDIVIDUALS WITH COMPLEMENTARY SETS OF PROFESSIONAL EXPERIENCE ACROSS SECTORS, CREDIT CYCLES AND FUNCTIONS – WHO COME TO WORK EVERY DAY COMMITTED TO THE LONG-TERM SUCCESS AND GROWTH OF OUR COMPANY






Our People

The deep and varied expertise of our talented professionals enhances our ability to drive value for our shareholders

Employee Gender and Racial / Ethnic Diversity

35%
of employees identify as women

39%
of employees identify as racially / ethnically diverse

55%
of managers identify as women or racially / ethnically diverse

80%
of new hires in 2023 identify as women or racially / ethnically diverse

Diversity in Leadership







58%
of Directors identify as women or racially / ethnically diverse
7 out of 12

80%
of Board Committee Chairs identify as women or racially / ethnically diverse
4 out of 5

25%
of Executive Officers identify as women
1 out of 4

54%
of Operating Committee members identify as women or racially / ethnically diverse
7 out of 13

Note: Board composition and Operating Committee statistics as of April 2024. Employee composition statistics as of December 31, 2023.

TABLE OF CONTENTS

MESSAGE FROM OUR CEO

DEAR FELLOW SHAREHOLDERS,

2023 was a year of definitive progress in Annaly's strategic rededication to investing across all aspects of housing finance. Guided by our disciplined portfolio and risk management, we delivered a 6.0% economic return to our shareholders despite substantial market volatility, while also achieving key milestones that expanded our leadership across residential mortgage finance.

As I've discussed in past letters, Annaly embarked on a strategic transition to shift our capital allocation from our flagship Agency MBS business after I assumed the role of CEO in 2020 towards investing across housing finance. In turn, we have built a platform that allocates capital across the residential mortgage loan – whether through the rate and convexity component of the loan in Agency MBS, the credit component in Residential Credit or the interest payment component in MSR. Following the accretive dispositions of our Commercial Real Estate business in 2021 and Middle Market Lending business in 2022, we successfully redeployed capital into our Residential Credit and MSR portfolios, which are now each fully scaled and have become clear leaders within their respective sectors.

While Agency MBS remains our core strategy, we believe our three complementary housing finance businesses support superior risk-adjusted returns, a strong earnings profile, and stability across different interest rate and macro environments.

Their combined presence on our balance sheet differentiates Annaly with a unique platform and capital allocation, which has enabled us to outperform our peer group with respect to economic return over the last two years[1].

OPERATING ENVIRONMENT

The last few years have proved to be an unusually difficult environment for fixed income investing, particularly Agency MBS. The technical picture has been persistently challenged as the Federal Reserve's (the "Fed") campaign to combat inflation has led to a historically rapid increase in the Federal Funds Rate and a notable reduction in the Fed's balance sheet. Combined with pronounced volatility resulting from events including the regional banking crisis, debt ceiling negotiations, and economic uncertainty, market fundamentals have remained bleak and have led to significant disruption across fixed income sectors.

Agency MBS faced additional headwinds given the two largest owners of the asset class, the Fed and banks, reduced their net holdings for much of last year. This led Agency MBS spreads to widen meaningfully above historical averages and, at times such as October 2023, to levels not seen outside of a crisis environment.

PORTFOLIO PERFORMANCE

Despite this investment landscape, Annaly's proactive portfolio management and diversified capital allocation enabled us to deliver a strong economic return to shareholders, which outperformed all of our Agency-focused mREIT

Note: Please refer to Glossary for defined terms and "Message from Our CEO" in Endnotes section for footnoted information.

peers and the Agency MBS index[2]. As we were cognizant of continued elevated volatility entering 2023, we maintained a conservative leverage and liquidity posture. This deliberate positioning enabled us to weather bouts of volatility without the need for forced selling or raising dilutive equity or expensive debt. Critically, we were able to execute our strategic goals at an operating expense ratio of 1.42% – well below our peer group average[3], highlighting the scale and efficiency of our platform.

1.42%
2023 operating expense ratio

Below are some key highlights from the year for our three businesses:

- **Agency MBS:** Throughout 2023, we prudently managed our Agency MBS portfolio with a focus on rotating into higher coupon securities and investing in high-quality specified pools in lieu of TBA securities. Accordingly, our portfolio's weighted average coupon increased from 4.0% to 4.6% throughout the year. We also grew our fixed rate Agency CMBS position, which provides us with a high-yielding, stable cashflow with minimal negative convexity exposure. Given the evolving interest rate environment, we maintained a conservative hedge profile, navigating the year with an average hedge ratio above 100% and increasing our exposure to SOFR swaps due to their relative attractiveness as a hedge vehicle.

- **Residential Credit:** We further established our position as a preeminent buyer and securitizer of non-agency residential whole loans throughout the year. Bolstered by our Onslow Bay whole loan correspondent channel, our portfolio grew 14% year-over-year with $4.7 billion in whole loan purchases. While most of this growth was achieved through our traditional loan

products, we also expanded into additional offerings including Home Equity Lines of Credit and Closed End Second-Lien Mortgages. We continue to regularly access the securitization markets, which provide an attractive source of non-recourse term financing. We also maintained our exceptional credit quality with the lowest D60+ ratio across the top 10 non-QM issuers[4].

- **Mortgage Servicing Rights:** Our MSR portfolio had another year of outsized growth with assets increasing 50% throughout 2023 to end the year at $2.7 billion. Annaly has now firmly established itself as a top 10 non-bank servicer, servicing 1.7% of the Agency MBS market[5]. We are proud to have constructed a differentiated portfolio with one of the lowest weighted average coupons (3.06%) in the industry[6] supported by a pristine credit profile (original FICO of 758 and original LTV of 70%). Crucially, MSR is a natural hedge to Agency MBS with highly stable cash flows and is further supported by elevated float income given current interest rates.

FINANCING, CAPITAL & LIQUIDITY

Annaly's ardent focus on liquidity, leverage and risk management has been critical to our ability to manage through the turbulence of the last few years and we have prioritized preserving liquidity and operating at lower leverage in order to protect our shareholders' capital. We ended the year with economic leverage[7] of 5.7x, down from 6.3x at the end of 2022, and we continue to maintain significant liquidity, with $6.2 billion of total assets available for financing, including $3.8 billion in cash and Agency MBS[8]. This provides us with ample dry powder to be opportunistic, while also staying disciplined in light of a shifting

$6.2 billion
of total assets available for financing

operating environment.

Throughout the year, we continued to diversify and expand our financing capabilities, including strong production from our securitization platform and expanded financing capacity for our credit businesses. Our Onslow Bay subsidiary remained a programmatic issuer of Prime Jumbo & Expanded Credit MBS, ending the year as the top non-bank issuer and second largest issuer overall[9]. Since the beginning of 2023, Onslow Bay has issued 19 securitizations totaling $7.7 billion in proceeds[10]. Further, we added $1.3 billion in warehouse capacity across our Residential Credit and MSR strategies, ending the year with $3.6 billion of total credit facility financing capacity.

$3.6 billion
total credit facility financing capacity

One benefit of Annaly's diversified housing finance model is that we are able to finance our higher cost, higher barrier-to-entry credit businesses with lower cost repurchase market borrowings afforded by Agency MBS, effectively allowing Annaly to grow these verticals at lower financing costs than other market participants.

With the largest balance sheet in the sector and the most financing tools at our disposal, we are afforded significant optionality in how we grow and operate our business – a clear competitive advantage.

COMMITMENT TO BEST-IN-CLASS CORPORATE RESPONSIBILITY & GOVERNANCE

Core to Annaly's culture is our long-standing commitment to corporate responsibility, best-in-class corporate governance and a culture that fosters and champions diverse talent and leadership. This past year, we were proud to issue our fourth annual ESG Report, highlighting our history of responsible housing finance leadership and our ongoing efforts to develop and execute our ESG strategy. We also appointed three new highly qualified independent directors to our Board in 2023 – adding a breadth of complementary skills and experiences and underscoring the Board's goal of bringing a diverse range of backgrounds and perspectives to strengthen our industry leading corporate governance.

OUTLOOK & CONCLUSION

As we begin 2024, our outlook for each of our three investment strategies is optimistic. While the macro-economic path forward remains somewhat uncertain, all indications suggest that that we are likely entering a phase of less restrictive monetary policy, in which the Fed is expected to gradually lower policy rates and slow its balance sheet runoff. Along with potentially lower interest rate volatility and a more balanced supply and demand picture, the technical outlook for Agency MBS looks much improved entering 2024. Meanwhile, spreads remain at historically elevated levels, which supports compelling new money investment returns.

In Residential Credit, with the housing market continuing to perform above expectations supported by historically low inventory, we are well-positioned to continue gaining share in the non-Agency market. In fact, in March 2024 we completed our largest securitization ever – a testament to the strong production from our whole loan correspondent channel[11]. While we expect to continue to grow this business, we remain committed to keenly focusing on credit quality.

We are also poised to continue growing our MSR business given our unique positioning as a preferred partner to originators. With supply expected to be robust in light of ongoing capital needs from the originator community, we stand ready with ample liquidity to acquire bulk MSR when accretive to do so. Further, we recently established strategic partnerships to acquire flow MSR when attractive which bolsters our MSR sourcing capabilities.

As always, we are prepared for market turbulence and deliberate with respect to our posture in order to protect our shareholders' capital. Yet, we are encouraged by the improvements in the operating environment that we have seen year-to-date and believe that Annaly's diversified housing finance platform will best enable us to continue to deliver superior shareholder returns going forward.

Since our inception, Annaly has delivered a 748% total stock return – outpacing the mortgage REIT index and S&P 500 – over a 27-year period

748%
total stock return since IPO

marked by multiple crises and substantial changes in the mortgage market[12]. Importantly, we have delivered over $25 billion in common and preferred dividends throughout this period and we are proud to have been a consistent source of income for our shareholders[13].

On behalf of the entire Board and executive leadership team, we are grateful for your continued support of Annaly and look forward to updating you on our progress throughout the year.

Sincerely,

David Finkelstein
Chief Executive Officer & Chief Investment Officer



David L. Finkelstein is Chief Executive Officer and Chief Investment Officer of Annaly. Mr. Finkelstein was elected to serve as a director of Annaly in March 2020. Mr. Finkelstein has over 25 years of experience in fixed income investments. Prior to joining Annaly in 2013, Mr. Finkelstein served for four years as an Officer in the Markets Group of the Federal Reserve Bank of New York where he was the primary strategist and policy advisor for the MBS Purchase Program. Prior to that, Mr. Finkelstein held senior Agency MBS trading positions at Salomon Smith Barney, Citigroup Inc. and Barclays PLC. Mr. Finkelstein is Vice Chair of the Treasury Market Practices Group sponsored by the Federal Reserve Bank of New York as well as a member of the Financial Sector Advisory Council of the Federal Reserve Bank of Dallas. Mr. Finkelstein received a B.A. in Business Administration from the University of Washington and a M.B.A. from the University of Chicago, Booth School of Business. Mr. Finkelstein also holds the Chartered Financial Analyst® designation.

Note: Please refer to Glossary for defined terms and "Message from Our CEO" in Endnotes section for footnoted information.

ANNALY®

AT ANNALY, WE LEAD WITH **PURPOSE**

which means being accountable for how we drive durable value for our stakeholders

ANNALY INVESTMENT STRATEGIES

$11.3bn
Permanent Capital[2]

WE ARE A LEADER ACROSS THE RESIDENTIAL MORTGAGE FINANCE MARKET

Portfolio Overview[1]



Annaly Agency Group

Pass Through Coupon Type[3]

- <=3.0% 10%
- 3.5% 13%
- 4.0% 16%
- 4.5% 14%
- 5.0% 18%
- 5.5% 13%
- >=6.0% 16%

62% of Dedicated Capital[4]

Annaly Residential Credit Group

Sector Type[5]

- OBX Retained 24%
- Prime 3%
- Alt A 3%
- Subprime 4%
- NPL 7%
- RPL 14%
- Prime Jumbo 6%
- Whole Loans 22%
- CRT 17%

20% of Dedicated Capital[4]

Annaly Mortgage Servicing Rights Group

Loan Rate

- <2.5% 9%
- 2.5% to 3.0% 51%
- 3.0% to 3.5% 26%
- 3.5% to 4.0% 11%
- >4.0% 3%

18% of Dedicated Capital[4]

Note: Please refer to Glossary for defined terms and "Annaly Investment Strategies" in Endnotes section for footnoted information.

AGENCY

The **Annaly Agency Group** invests in Agency MBS collateralized by residential mortgages which are guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae

Strategic Approach

- Annaly's Agency Portfolio is made up of high quality and liquid securities, predominantly specified pools, TBAs and derivatives

- Portfolio benefits from in-house proprietary analytics that identify emerging prepayment trends and a focus on durable cash flows

- Diverse set of investment options within the Agency market, including Agency CMBS, which provides complementary duration and return profiles to Agency MBS

- Access to deep and varied financing sources, including traditional bilateral repo and proprietary broker-dealer repo

- Seasoned team manages interest rate exposure inherent in Agency MBS through disciplined asset selection and an array of hedging products



$65.7bn
ASSETS[1]

$7.0bn
DEDICATED CAPITAL[2]

Agency Portfolio Detail

Assets

NLY Specified Pools and TBA Holdings, %



Pools ■ TBA

Hedges[3]

Agency Hedging Composition, %



■ Swaps ■ Swaptions ■ Treasuries

Note: Please refer to Glossary for defined terms and "Our Investment Strategies | Agency" in Endnotes section for footnoted information.

RESIDENTIAL CREDIT

The **Annaly Residential Credit Group** invests in non-Agency residential mortgage assets within the securitized product and whole loan markets

Strategic Approach

- Programmatic securitization sponsor of new origination, residential whole loans with fifty-eight deals comprising $23 billion of issuance completed since the beginning of 2018[2]

- Agile platform that can deploy capital across both the residential whole loan and the Non-Agency securities markets

- Continued expansion of whole loan sourcing capabilities through the Onslow Bay correspondent channel

- Whole loan acquisition and securitization program provides the ability to create proprietary investments tailored to desired credit preferences with control over asset selection, counterparties and loss mitigation

- Modest use of balance sheet leverage with most positions term financed through securitization



$5.7bn
ASSETS[1]

$2.3bn
DEDICATED CAPITAL

Annaly Securitization History

OBX Securitization History – UPB Issued ($mm)[2]



	UPB Issued	Deal Count
2018	$1,094	3
2019	$2,095	5
2020	$1,846	4
2021	$3,857	10
2022	$6,196	16
2023-2024YTD	$7,693	19

Top Prime Jumbo & Expanded Credit MBS Issuers ($mm)[3]

Rank	Issuer	2022–2023
1	JP Morgan	15,287
2	ONSLOW BAY FINANCIAL	11,147
3	Invictus Capital Partners	11,021
4	Goldman Sachs	9,317
5	Blue River Mtg. / Angelo Gordon	5,179
6	Angel Oak	5,128
7	Lone Star Funds	4,756
8	A&D Mortgage	4,610
9	MFA Financial	3,949
10	Credit Suisse	3,373

Note: Please refer to Glossary for defined terms and "Our Investment Strategies | Residential Credit" in Endnotes section for footnoted information.

MORTGAGE SERVICING RIGHTS

The **Annaly Mortgage Servicing Rights Group** invests in mortgage servicing rights, which provide the right to service residential loans in exchange for a portion of the interest payments made on the loans



$2.7bn
ASSETS[1]

$1.9bn
DEDICATED CAPITAL

Strategic Approach

- MSR portfolio complements Annaly's Agency MBS strategy by offering an attractive yield while providing a hedge to mortgage basis volatility and slower discount prepayment speeds

- As an established and scaled servicer, Annaly is well-positioned for opportunistic and operationally efficient growth in both the bulk and flow MSR markets

- Annaly serves as a strategic partner to originators given certainty of capital and complementary business strategy

- Strong partnerships with network of subservicers

- Portfolio consists of low coupon, high quality conventional MSR (Fannie and Freddie)[2]

MSR Portfolio Detail

MSR Holdings (Market Value, $mm)

	Q4 2020	Q4 2021	Q4 2022	Q4 2023
Total	$143	$645	$1,787	$2,675
MSR	$101	$545	$1,748	$2,122
Unsettled MSR Commitments				$518
Interests in MSR / MSR of LP Interest	$42	$100	$39	$35

■ Interests in MSR / MSR of LP Interest ■ Unsettled MSR Commitments ■ MSR

MSR by the Numbers[3]
(Excludes Interests in MSR / MSR of LP Interest)

Portfolio Summary

Market Value ($mm)	$2,640
UPB ($bn)	$188.3
Loan Count ('000)	579

Collateral Characteristics

WAC	3.06%
Avg Loan Size ('000)	$325
Orig FICO	758
Orig LTV	70%

Collateral Performance

1M CPR	2.7%
3M CPR	2.9%
D30	0.7%
D60+	0.5%

Note: Please refer to Glossary for defined terms and "Our Investment Strategies | Mortgage Servicing Rights" in Endnotes section for footnoted information.

FINANCING, CAPITAL & LIQUIDITY

Annaly continued to enhance our leverage and liquidity position throughout the year, while our deep and diverse financing sources provide us with unique competitive advantages

Total Capitalization (as of December 31, 2023)



In-House Broker-Dealer

Street Repo

Direct Repo

Agency & Non-Agency Repo⁽¹⁾
$63.4 billion

Credit Facilities / Warehouse Financing

Non-Recourse Term Financing⁽⁴⁾

Secured Financing
$14.1 billion

Preferred Equity

Preferred Equity
$1.5 billion

Common Equity

Common Equity
$9.7 billion

2023 Financial Highlights

- 2023 average economic cost of interest-bearing liabilities of **3.01%**⁽²⁾

- Closed **19** residential whole loan securitizations totaling **$7.7 billion**⁽³⁾ since the start of 2023

- Weighted average days to maturity for repurchase agreements of **44 days** at year end

- Total warehouse capacity across both Annaly's MSR and Residential Credit businesses of **$3.6 billion**

- Raised **$674 million** of accretive common equity throughout 2023⁽⁵⁾

- Maintained significant liquidity throughout 2023 given market volatility; remained well-positioned for opportunistic growth

  – Ended the year with a strong liquidity position of **$6.2 billion** of total assets available for financing⁽⁶⁾, including cash and unencumbered Agency MBS of **$3.8 billion**

Note: Please refer to Glossary for defined terms and "Financing, Capital & Liquidity" in Endnotes section for footnoted information.

ONSLOW BAY STRATEGIC MILESTONES
SINCE THE BEGINNING OF 2023

Onslow Bay, Annaly's wholly owned subsidiary through which we purchase Non-Agency loans, issue securitizations and own MSR, has firmly established itself as a leader in the Residential Credit and MSR markets with significant growth in 2023

Residential Credit

- **Largest non-bank issuer** of Prime Jumbo & Expanded Credit MBS from 2022 to 2023[1]
- Since the beginning of 2023, completed **19 whole loan securitizations** for **$7.7 billion** in proceeds[2]
- Purchased **$4.7 billion** in whole loans throughout 2023, of which **$3.9 billion** were acquired through our correspondent channel
- **Record year** of loan locks in 2023 with **$7.6 billion** in lock volume, and each quarter surpassed the prior quarter
- Portfolio continues to exhibit exceptional credit quality, including:
  - Original FICO of **758** and Original LTV of **68%**
  - Mark-to-market LTV of **60%**

Leading Securitizer

#1

Non-Bank Issuer of Prime Jumbo & Expanded Credit MBS and #2 Issuer Overall from 2022 to 2023[1]

Exceptional Credit Quality

#1

Lowest Delinquencies (D60+) Amongst Top 10 Non-QM Issuers[3]

Mortgage Servicing Rights

- **Top 10 non-bank servicer**, servicing **1.7%** of the Agency MBS market[4]
- **MSR** portfolio grew by nearly **1.5x** to **$2.7 billion** in assets year-over-year[5]
- **Fifth largest buyer** of bulk MSR in 2023[6] onboarding over **$42 billion** of **UPB** throughout the year
- Attractive portfolio with very **low WAC, stable cash flows** and **high credit quality** collateral
  - WAC of **3.06%**
  - Original FICO of **758** and LTV of **70%**
  - 3 Month CPR of **2.9%**

Scaled Platform

Top 10

Non-Bank Servicer of the Agency MBS Market[4]

Portfolio Growth

5th

Largest Buyer of Bulk MSR in 2023[6]

Note: Please refer to Glossary for defined terms and "Onslow Bay Strategic Milestones" in Endnotes section for footnoted information.

CORPORATE RESPONSIBILITY & GOVERNANCE

Annaly's robust commitment to corporate responsibility and sound governance continues to lead the industry, as evidenced by our achievements and recognitions

Environmental

Climate Risk

Developed an in-house tool that provides the ability to estimate exposure to specific climate-related events in a timely manner and allows continual monitoring as conditions warrant

100%

of Annaly's Scope 1 and Scope 2 GHG emissions offset with Renewable Energy Certificates

Social

>50%

of our Operating Committee, managers, and employees identify as women or racially/ ethnically diverse

4%

Voluntary turnover in 2023, nearly 75% lower than the financial services sector average[1]

$330k+

donated to more than 50 charitable organizations, along with over 900 company-sponsored volunteer hours

25+

Community development projects financed through a JV partnership with Capital Impact Partners

Governance

58%

of Directors are women and/or racially/ethnically diverse

92%

of Directors are independent

Political Engagement and Contribution Policy

Codified our longstanding prohibition on the use of any corporate funds for political contributions or expenditures

---

Milestones & Recognitions

New Independent Directors



Added three highly-qualified independent directors to our Board

Published 4th ESG Report



Published our fourth ESG Report, highlighting our continued focus on developing and executing our ESG strategy

MSCI ESG Rating



Received an "A" ESG rating from MSCI, highlighting our commitment to management of financially relevant ESG risks and opportunities

FTSE4Good Index



Included in the FTSE4Good Index, an equity index measuring strong corporate ESG practices, for the fifth consecutive year in 2023

Note: Please refer to Glossary for defined terms and "Corporate Responsibility & Governance" in Endnotes section for footnoted information.

BOARD COMPOSITION & SHAREHOLDER ENGAGEMENT EFFORTS

We are committed to having a Board representing diverse backgrounds and a wide range of professional experiences that we believe benefits the long-term interest of our shareholders, whom we regularly engage with on corporate responsibility, governance and strategic matters

Board of Directors



12 Directors   **5** Standing Board Committees   **11** Directors are Independent

Tenure

>10 Years
2 Directors

<=5 Years
6 Directors

5.7
Years

6 to 10 Years
4 Directors

Represents the average tenure of Directors

Age

70's
2 Directors

50's
7 Directors

58.5
Years

60's
3 Directors

Represents the average age of Directors

Diversity

Men
8 Directors

Women
4 Directors

58%

White
7 Directors

Racially/
Ethnically
Diverse
5 Directors

of Directors identify as women or racially/ethnically diverse

---

We take pride in our extensive outreach efforts and are committed to transparency, enhanced disclosure and continued engagement

2023–2024 Global Shareholder Engagement Efforts[1]

Outreach included

100%

of top 100 institutional investors

Investor Meeting Participation

200+

investor meetings in 2023, up more than 50% year-over-year

Note: Please refer to Glossary for defined terms and "Board Composition & Shareholder Engagement Efforts" in Endnotes section for footnoted information.

BOARD OF DIRECTORS

Annaly's Board of Directors possess a broad array of complementary skills and experience



DAVID L. FINKELSTEIN
Chief Executive Officer &
Chief Investment Officer
Annaly Capital Management, Inc.



MICHAEL HAYLON
Former Managing Director and
Head of Conning North America
Conning, Inc.

Independent Chair of the Board

Committees
- Nominating/Corporate Governance
- Risk



FRANCINE J. BOVICH
Former Managing Director
Morgan Stanley Investment Management

Committees
- Nominating/Corporate Governance (Chair)
- Management Development & Compensation



MANON LAROCHE
Former Managing Director, Head of Global
Spread Products Securitized Sales,
North America
Citigroup

Committees
- Corporate Responsibility
- Risk



ERIC A. REEVES
Founder and Chief Executive Officer
Prospect Park LLC

Committees
- Corporate Responsibility (Chair)
- Nominating/Corporate Governance
- Risk



JOHN H. SCHAEFER
Former President and
Chief Operating Officer
Morgan Stanley Global Wealth Management

Committees
- Audit
- Management Development & Compensation

Note: Board composition as of April 2024.



THOMAS HAMILTON
Former Strategic Advisor to the Global Head of Fixed Income, Currencies and Commodities
Barclays Capital

Committees
- Risk (Chair)
- Audit
- Management Development & Compensation



KATHY HOPINKAH HANNAN
Former National Managing Partner, Global Lead Partner
KPMG LLP

Committees
- Audit (Chair)
- Management Development & Compensation
- Nominating/Corporate Governance



MARTIN LAGUERRE
Senior Advisor
Warburg Pincus

Committees
- Audit
- Corporate Responsibility



GLENN A. VOTEK
Former Chief Financial Officer
Annaly Capital Management, Inc.

Committees
- Corporate Responsibility
- Risk



SCOTT WEDE
Former Global Head of Securitized Products and Municipal Finance
Barclays Capital

Committees
- Audit
- Risk



VICKI WILLIAMS
Chief Human Resources Officer
NBCUniversal

Committees
- Management Development & Compensation (Chair)
- Nominating/Corporate Governance

Note: Board composition as of April 2024.

(This page has been left blank intentionally.)


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____

FORM 10-K


☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


FOR THE FISCAL YEAR ENDED: December 31, 2023

OR


☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


FOR THE TRANSITION PERIOD FROM _____ TO _____

COMMISSION FILE NUMBER: 1-13447



ANNALY CAPITAL MANAGEMENT INC

(Exact Name of Registrant as Specified in its Charter)


Maryland	**22-3479661**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)


1211 Avenue of the Americas


New York, New York	**10036**
(Address of principal executive offices)	(Zip Code)


(212) 696-0100

(Registrant's telephone number, including area code)


Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, par value $0.01 per share	NLY	New York Stock Exchange
6.95% Series F Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock	NLY.F	New York Stock Exchange
6.50% Series G Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock	NLY.G	New York Stock Exchange
6.75% Series I Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock	NLY.I	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| Large accelerated filer | ☑ | Accelerated filer | ☐ | Non-accelerated filer | ☐ | Smaller reporting company | ☐ | Emerging growth company | ☐ |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

At June 30, 2023, the aggregate market value of the voting common stock held by non-affiliates of the registrant was approximately $9.8 billion, based on the closing sales price of the registrant's common stock on such date as reported on the New York Stock Exchange.

The number of shares of the registrant's common stock outstanding on January 31, 2024 was 500,080,287.

DOCUMENTS INCORPORATED BY REFERENCE

The registrant intends to file a definitive proxy statement pursuant to Regulation 14A within 120 days of the end of the fiscal year ended December 31, 2023. Portions of such proxy statement are incorporated by reference into Part III of this Form 10-K.

ANNALY CAPITAL MANAGEMENT, INC.
2023 FORM 10-K ANNUAL REPORT
TABLE OF CONTENTS

Special Note Regarding Forward-Looking Statements

This presentation, other written or oral communications, and our public documents to which we refer contain or incorporate by reference certain forward-looking statements which are based on various assumptions (some of which are beyond our control) and may be identified by reference to a future period or periods or by the use of forward-looking terminology, such as "may," "will," "believe," "expect," "anticipate," "continue," or similar terms or variations on those terms or the negative of those terms. Such statements include those relating to the Company's future performance, macro outlook, the interest rate and credit environments, tax reform and future opportunities. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including, but not limited to, changes in interest rates; changes in the yield curve; changes in prepayment rates; the availability of mortgage-backed securities ("MBS") and other securities for purchase; the availability of financing and, if available, the terms of any financing; changes in the market value of the Company's assets; changes in business conditions and the general economy; the Company's ability to grow its residential credit business; the Company's ability to grow its mortgage servicing rights business; credit risks related to the Company's investments in credit risk transfer securities and residential mortgage-backed securities and related residential mortgage credit assets; risks related to investments in mortgage servicing rights; the Company's ability to consummate any contemplated investment opportunities; changes in government regulations or policy affecting the Company's business; the Company's ability to maintain its qualification as a REIT for U.S. federal income tax purposes; the Company's ability to maintain its exemption from registration under the Investment Company Act of 1940; and operational risks or risk management failures by us or critical third parties, including cybersecurity incidents. For a discussion of the risks and uncertainties which could cause actual results to differ from those contained in the forward-looking statements, see "Risk Factors" in our most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q. The Company does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements, except as required by law.

Website and Social Media Disclosure

We use our website (www.annaly.com) and LinkedIn account (www.linkedin.com/company/annaly-capital-management) as channels of distribution of company information. The information we post through these channels may be deemed material. Accordingly, investors should monitor these channels, in addition to following our press releases, SEC filings and public conference calls and webcasts. In addition, you may automatically receive email alerts and other information about Annaly when you enroll your email address by visiting the "Investors" section of our website, then clicking on "Investor Resources" and selecting "Email Alerts" to complete the email notification form. Our website, any alerts and social media channels are not incorporated into this annual report on Form 10-K.


PART I


ITEM 1. BUSINESS

"Annaly," "we," "us," or "our" refers to Annaly Capital Management, Inc. and our wholly-owned subsidiaries, except where it is made clear that the term means only the parent company.

Refer to the section titled "Glossary of Terms" located at the end of Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations." for definitions of certain of the commonly used terms in this annual report on Form 10-K.

The following description of our business should be read in conjunction with the Consolidated Financial Statements and the related Notes thereto, and the information set forth under the heading "Special Note Regarding Forward-Looking Statements" in Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations."


INDEX TO ITEM 1. BUSINESS


ANNALY CAPITAL MANAGEMENT, INC. AND SUBSIDIARIES
ITEM 1. BUSINESS

Business Overview

Introduction

We are a leading diversified capital manager with investment strategies across mortgage finance. Our principal business objective is to generate net income for distribution to our stockholders and optimize our returns through prudent management of our diversified investment strategies. We are an internally-managed Maryland corporation founded in 1997 that has elected to be taxed as a real estate investment trust ("REIT"). Our common stock is listed on the New York Stock Exchange under the symbol "NLY."

We use our capital coupled with borrowed funds to invest primarily in real estate related investments, earning the spread between the yield on our assets and the cost of our borrowings and hedging activities.

We believe that our business objectives are supported by our size and conservative financial posture relative to the industry, the extensive experience of our employees, the diversity of our investment strategy, a comprehensive risk management approach, the availability and diversification of financing sources and our operational efficiencies.

Investment Groups

Our three investment groups are primarily comprised of the following:

Investment Groups	Description
Annaly Agency Group	Invests in Agency mortgage-backed securities ("MBS") collateralized by residential mortgages which are guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae and complementary investments within the Agency market, including Agency commercial MBS.
Annaly Residential Credit Group	Invests primarily in non-Agency residential whole loans and securitized products within the residential and commercial markets.
Annaly Mortgage Servicing Rights Group	Invests in mortgage servicing rights ("MSR"), which provide the right to service residential mortgage loans in exchange for a portion of the interest payments made on the loans.

In April 2022, we entered into a definitive agreement to sell substantially all of the assets that comprise our Middle Market Lending ("MML") portfolio, including assets held on balance sheet as well as assets managed for third parties. During the year ended December 31, 2022, the assets comprising the MML portfolio were legally transferred. For additional information about this transaction, see the Note titled "Sale of Middle Market Lending Portfolio" in the Notes to the Consolidated Financial Statements included in Item 15. "Exhibits, Financial Statement Schedules."

In March 2021, we entered into a definitive agreement to sell and exit our Commercial Real Estate ("CRE") business with the platform and the significant majority of the assets transferred during the year ended December 31, 2021. During the year ended December 31, 2022, the remaining CRE assets and associated liabilities were transferred. For additional information about this transaction, see the Note titled "Sale of Commercial Real Estate Business" in the Notes to the Consolidated Financial Statements included in Item 15. "Exhibits, Financial Statement Schedules."

Operating Platform

Our operating platform reflects our investments in systems, infrastructure and personnel. Our technology investments have led to the development of proprietary portfolio analytics, financial and capital allocation modeling, portfolio cash and accounting sub-ledger systems, and other risk and reporting tools, which, coupled with cutting-edge digital transformation applications, support the diversification and operating efficiency of our business and our ability to implement new investment strategies. Our operating platform supports our investments in Agency assets as well as residential credit assets, commercial real estate assets, residential mortgage loans, and mortgage servicing rights. We believe that the diversity of our investment alternatives provides us the flexibility to adapt to changes in market conditions and to take advantage of potential opportunities.

Business and Investment Strategy

Shared Capital Model

Our company is comprised of three investment groups, each of which has multiple investment options to capitalize on attractive relative returns and market opportunities. In aggregate, we maintain numerous investment options across our investment groups. Our shared capital model drives our capital allocation strategy allowing us to rotate our investments based on relative value while also managing risk.

Strategic Relationships

A key element of our strategy is to establish and grow strategic relationships with industry leading partners in order to develop and broaden access to quality originations flow as well as to leverage third party operations to efficiently manage operating costs, all in an effort to generate attractive risk-adjusted returns for our shareholders. Additionally, we have attracted capital partners to our business, augmenting our public capital markets efforts, which has resulted in increased scale without sacrificing balance sheet liquidity. Certain of our strategic relationships also afford us the opportunity to support communities through socially responsible investing.

We have created multiple strategic and capital partnerships across our investment groups including the following:

– Annaly Residential Credit Group has established relationships with key mortgage loan originators and aggregators including well-known money center banks, allowing us to efficiently source proprietary originations suited to our risk parameters.

– We have partnered with GIC Private Limited ("GIC"), a leading sovereign wealth fund, through the creation of a joint venture with the purpose of investing in residential credit assets, including newly-originated residential loans and securities issued by our subsidiaries.

– We have partnered with Capital Impact Partners, a national community development financial institution, to create a social impact joint venture supporting projects in underserved communities across the country.

– We have partnered with Fifth Wall Ventures, the largest venture capital firm focused on technology for the real estate industry, through a commitment to invest in their funds that target investments in North American early- and late-stage real estate software and marketplace companies. The partnership aims to identify innovative platforms and services that provide efficiencies across our core investment strategies.

Our Portfolio and Capital Allocation Policy

Under our capital allocation policy and subject to oversight by our Board of Directors ("Board"), we may allocate our investments within our target asset classes as we determine to be appropriate from time to time.

Our Board may adopt changes to our capital allocation policy and targeted assets at its discretion.

The nature of our assets and our operations are intended to meet our REIT qualification requirements and our exemption from registration as an investment company under the Investment Company Act of 1940, as amended ("Investment Company Act").

Our portfolio composition and capital allocation at December 31, 2023 and 2022 were as follows:

Asset Classes	December 31, 2023		December 31, 2022	
	Percentage of Portfolio	Capital Allocation [2]	Percentage of Portfolio	Capital Allocation [2]
Agency [1][2]	88%	61%	90%	66%
Residential Credit [2]	8%	20%	7%	19%
MSR [2]	3%	18%	2%	14%
Commercial Real Estate	1%	1%	1%	1%

[1] Includes to-be-announced forward contracts ("TBAs").
[2] Assets exclude assets transferred or pledged to securitization vehicles, include TBA purchase contracts (market value), unsettled MSR commitments, CMBX derivatives (market value), and retained securities that are eliminated in consolidation and are shown net of participations issued.

Risk Appetite

We maintain a firm-wide risk appetite statement which defines the types and levels of risk we are willing to take in order to achieve our business objectives, and reflects our risk management philosophy. We engage in risk activities based on our core expertise that aim to enhance value for our stockholders. Our activities focus on income generation and capital preservation through proactive portfolio management, supported by a conservative liquidity and leverage posture.

The risk appetite statement asserts the following key risk parameters to guide our investment management activities:

Risk Parameter	Description
Portfolio Composition	We will maintain a portfolio comprised of target assets approved by our Board and in accordance with our capital allocation policy.
Leverage	We generally expect to maintain an economic leverage ratio no greater than 10:1 considerate of our overall capital allocation framework.
Liquidity Risk	We will seek to maintain an unencumbered asset portfolio sufficient to meet our liquidity needs under adverse market conditions.
Interest Rate Risk	We will seek to manage interest rate risk to protect the portfolio from adverse rate movements utilizing derivative instruments targeting both income and capital preservation.
Credit Risk	We will seek to manage credit risk by making investments which conform to our specific investment policy parameters and optimize risk-adjusted returns.
Capital Preservation	We will seek to protect our capital base through disciplined risk management practices.
Operational Risk	We will seek to limit impacts to our business through disciplined operational risk management practices addressing areas including but not limited to, management of key third party relationships (i.e. originators, sub-servicers), human capital management, cybersecurity and technology related matters, business continuity and financial reporting risk.
Compliance, Regulatory and Legal	We will seek to comply with regulatory requirements needed to maintain our REIT status and our exemption from registration under the Investment Company Act and the licenses and approvals of our regulated and licensed subsidiaries.

Our Board has reviewed and approved the investment and operating policies and strategies that support our risk appetite statement set forth in this Form 10-K. Our Board has the power to modify or waive these policies and strategies to the extent that our Board, in its discretion, determines that the modification or waiver is in our best interests. Among other factors, market developments that affect our policies and strategies or that change our assessment of the market may cause our Board to revise our policies and strategies.

We may seek to expand our capital base in order to further increase our ability to acquire new and different types of assets when the potential returns from new investments appear attractive relative to the targeted risk-adjusted returns. We may in the future acquire assets or companies by offering our debt or equity securities in exchange for such opportunities.

Target Assets

Within the confines of the risk appetite statement, we seek to generate the highest risk-adjusted returns on capital invested, after consideration of the following:

- The amount, nature and variability of anticipated cash flows from the asset across a variety of interest rate, yield, spread, financing cost, credit loss and prepayment scenarios;

- The liquidity of the asset;

- The ability to pledge the asset to secure collateralized borrowings;

- When applicable, the credit of the underlying borrower;

- The costs of financing, hedging and managing the asset;

- The impact of the asset to our REIT compliance and our exemption from registration under the Investment Company Act; and

- The capital and operational requirements associated with the purchase and financing of the asset.

We target the purchase and sale of the following assets as part of our investment strategy. Our targeted assets and asset acquisition strategy may change over time as market conditions change and as our business evolves.

Investment Group	Targeted Asset Class	Description
Annaly Agency Group	Agency MBS	Agency pass-through certificates issued or guaranteed by Agencies. Other Agency MBS include collateralized mortgage obligations ("CMOs"), interest-only securities and inverse floaters
	To-be-announced forward contracts ("TBAs")	Forward contracts for Agency pass-through certificates
	Agency CMBS	Pass-through certificates collateralized by commercial mortgages guaranteed by the Agencies
Annaly Residential Credit Group	Residential mortgage loans	Residential mortgage loans that are not guaranteed by the Agencies
	Residential MBS	Securities collateralized by pools of residential loans that are not guaranteed by one of the Agencies
	Agency or private label credit risk transfer securities ("CRT")	Risk sharing transactions issued by Freddie Mac and Fannie Mae and similarly structured transactions arranged by third party market participants, designed to synthetically transfer mortgage credit risk to private investors
Annaly Mortgage Servicing Rights Group	Mortgage Servicing Rights ("MSR")	Rights to service a pool of residential mortgage loans in exchange for a portion of the interest payments made on the loans

We believe that future interest rates and mortgage prepayment rates are very difficult to predict. Therefore, we seek to acquire assets which we believe will provide attractive returns over a broad range of interest rate and prepayment scenarios.

Capital Structure and Financing

Our capital structure is designed to offer an efficient complement of funding sources to generate positive risk-adjusted returns for our stockholders while maintaining appropriate liquidity to support our business and meet our financial obligations under periods of market stress. To maintain our desired capital profile, we utilize a mix of debt and equity funding. Debt funding may include the use of repurchase agreements, loans, securitizations, participations issued, lines of credit, asset backed lending facilities, corporate bond issuance, convertible bonds, or other liabilities. Equity capital primarily consists of common and preferred stock.

We finance our Agency mortgage-backed securities and residential credit investments primarily with repurchase agreements. We seek to diversify our exposure and limit concentrations by entering into repurchase agreements with multiple counterparties. We enter into repurchase agreements with broker-dealers, commercial banks and other lenders that typically offer this type of financing. We enter into collateralized borrowings with financial institutions meeting internal credit standards and we monitor the financial condition of these institutions on a regular basis. At December 31, 2023, we had $62.2 billion of repurchase agreements outstanding.

Additionally, our wholly-owned subsidiary, Arcola Securities, Inc. ("Arcola"), provides direct access to third party funding as a member broker-dealer of the Financial Industry Regulatory Authority ("FINRA"). As an eligible institution, Arcola also raises funds through the General Collateral Finance Repo service offered by the Fixed Income Clearing Corporation ("FICC"), with FICC acting as the central counterparty. Arcola provides us greater depth and diversity of repurchase agreement funding while also limiting our counterparty exposure.

To reduce our liquidity risk. we maintain a laddered approach to our repurchase agreements. At December 31, 2023, the weighted average days to maturity was 44 days.

We also finance our investments in residential mortgage loans through the issuance of securitization transactions sponsored by our wholly-owned subsidiary Onslow Bay Financial LLC ("Onslow Bay") under the Onslow Bay private-label securitization program ("OBX"). We are a programmatic securitization sponsor of new origination, residential whole loans with 51 deals as of December 31, 2023 comprising $20.0 billion of issuance since the beginning of 2018. During the year ended December 31, 2023, we issued 13 OBX securitizations backed by $4.9 billion of residential whole loans.

We utilize leverage to enhance the risk-adjusted returns generated for our stockholders. We generally expect to maintain an economic leverage ratio of no greater than 10:1 considerate of our overall capital allocation framework. This ratio varies from time to time based upon various factors, including our management's opinion of the level of risk of our assets and liabilities, our mix of assets, our liquidity position, our level of unused borrowing capacity, the availability of credit, over-collateralization levels required by lenders when we pledge assets to secure borrowings and, lastly, our assessment of domestic and international market conditions. Since the financial crisis beginning in 2007, we have maintained an economic leverage ratio below 8:1 and since the Coronavirus Disease 2019 ("COVID-19") pandemic began, an economic leverage ratio closer to or below 7:1. For purposes of calculating this ratio, our economic leverage ratio is equal to the sum of Recourse Debt, cost basis of TBA and CMBX derivatives outstanding, and net forward purchases (sales) of investments divided by total equity.

Our target economic leverage ratio is determined under our capital management policy. Should our actual economic leverage ratio increase above the target level, we will consider appropriate measures. Our actions may include asset sales, changes in asset mix, reductions in asset purchases or originations, issuance of capital or other capital enhancing or risk reduction strategies.

The following table presents our leverage and capital ratios as of the periods presented.

	December 31, 2023	December 31, 2022
GAAP leverage ratio	6.8:1	6.0:1
Economic leverage ratio *	5.7:1	6.3:1
GAAP capital ratio	12.2%	13.9%
Economic capital ratio *	14.0%	13.4%

* Represents a non-GAAP financial measure. Refer to the "Non-GAAP Financial Measures" section for additional information.

Operating Platform

We maintain a flexible and scalable operating platform to support the management and maintenance of our diverse asset portfolio. We have invested in our infrastructure to enhance resiliency, efficiency, cybersecurity and scalability while also ensuring coverage of our target assets. Our information technology applications span the portfolio life-cycle including pre-trade analysis, trade execution and capture, trade settlement and financing, monitoring, management and financial accounting and reporting.

Technology applications also support our control functions including risk, compliance, and middle- and back-offices. We have added breadth to our operating platform to accommodate diverse asset classes and drive automation-based efficiencies. Our business operations include a centralized collateral management function that permits in-house settlement and self-clearing, thereby creating greater control and management of our collateral. Through technology, we have also incorporated exception-based processing, critical data assurance and paperless workflows. Our infrastructure investment has driven operating efficiencies while expanding the platform. Routine disaster recovery and penetration testing enhances our systems resiliency, security and recovery of critical systems throughout the computing estate.

Risk Management

Risk is a natural element of our business. Effective risk management is of critical importance to our business strategy. The objective of our risk management framework is to identify, measure, monitor and control the key risks to which we are subject. Our approach to risk management is comprehensive and has been designed to foster a holistic view of risk. For a full discussion of our risk management process and policies please refer to the section titled "Risk Management" of Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Information about our Executive Officers

The following table sets forth certain information as of February 15, 2024 concerning our executive officers:

Name	Age	Title
David L. Finkelstein	51	Chief Executive Officer and Chief Investment Officer
Serena Wolfe	44	Chief Financial Officer
Steven F. Campbell	51	President and Chief Operating Officer
Anthony C. Green	49	Chief Corporate Officer, Chief Legal Officer and Secretary

David L. Finkelstein has served as the Chief Executive Officer of Annaly since March 2020 and Chief Investment Officer since November 2022. Mr. Finkelstein previously served as President of Annaly from March 2020 until December 2022 and Annaly's Chief Investment Officer from November 2016 until December 2021. Prior to that, Mr. Finkelstein served as Annaly's Chief Investment Officer, Agency and RMBS beginning in February 2015 and as Annaly's Head of Agency Trading beginning in August 2013. Prior to joining Annaly in 2013, Mr. Finkelstein served for four years as an Officer in the Markets Group of the Federal Reserve Bank of New York where he was the primary strategist and policy advisor for the MBS purchase program. Mr. Finkelstein has over 25 years of experience in fixed income investments. Prior to the Federal Reserve Bank of New York, Mr. Finkelstein held Agency MBS trading positions at Salomon Smith Barney, Citigroup Inc. and Barclays PLC. Mr. Finkelstein is a member of the Treasury Market Practices Group sponsored by the Federal Reserve Bank of New York, as well as a member of the Financial Sector Advisory Council of the Federal Reserve Bank of Dallas. Mr. Finkelstein received his B.A. in Business Administration from the University of Washington and his M.B.A. from the University of Chicago, Booth School of Business. Mr. Finkelstein also holds the Chartered Financial Analyst® designation.

Serena Wolfe has served as Chief Financial Officer of Annaly since December 2019. Prior to joining Annaly in 2019, Ms. Wolfe served as a Partner at Ernst & Young ("EY") since 2011 and as its Central Region Real Estate Hospitality & Construction ("RHC") leader from 2017 to November 2019, managing the go-to-market efforts and client relationships across the sector. Ms. Wolfe was previously also EY's Global RHC Assurance Leader. Ms. Wolfe practiced with EY for over 20 years, including six years with EY Australia and 16 years with the U.S. practice. Ms. Wolfe currently serves on the boards of Lennar Corporation and Doma Holdings, Inc. Ms. Wolfe graduated from the University of Queensland with a Bachelor of Commerce in Accounting. She is a Certified Public Accountant in the states of New York and California.

Steven F. Campbell has served as President of Annaly since December 2022 and Chief Operating Officer of Annaly since June 2020. Prior to these positions, Mr. Campbell served in a number of other senior roles at Annaly, including as Head of Business Operations from September 2019 to June 2020, Head of Credit Operations and Enterprise Risk from February 2018 to September 2019, Chief Operating Officer of Annaly Commercial Real Estate Group from December 2016 to February 2018 and Head of Credit Strategy from April 2015 to February 2018. Mr. Campbell has over 25 years of experience in financial services. Prior to joining Annaly in 2015, Mr. Campbell held various roles over six years at Fortress Investment Group LLC, including serving as a Managing Director in the Credit Funds business. Prior to that, Mr. Campbell held positions at General Electric Capital Corporation and D.B. Zwirn & Co., L.P. with a focus on credit and debt restructuring. Mr. Campbell currently serves on the Advisory Board for the Fitzgerald Institute of Real Estate at the University of Notre Dame. Mr. Campbell received a B.B.A. from the University of Notre Dame and a M.B.A. from the University of Chicago, Booth School of Business.

Anthony C. Green has served as Chief Corporate Officer of Annaly since January 2019 and as Chief Legal Officer and Secretary of Annaly since March 2017. Mr. Green previously served as Annaly's Deputy General Counsel from 2009 until February 2017. Prior to joining Annaly, Mr. Green was a partner in the Corporate, Securities, Mergers & Acquisitions Group at the law firm K&L Gates LLP. Mr. Green has over 20 years of experience in corporate and securities law. Mr. Green holds a B.A. in Economics and Political Science from the University of Pennsylvania and a J.D. and LL.M. in International and Comparative Law from Cornell Law School.

Human Capital

Our Human Capital team oversees our company's workforce management to ensure its objectives are strategically integrated with the firm's goals and business plans. We proactively review human capital management best practices to continually enhance our employee experience. In addition, the Management Development and Compensation ("MDC") Committee of the Board provides independent oversight of our policies and strategies related to human capital management. Further, the Chair of the MDC Committee liaises on certain human capital topics with the Chair of the Corporate Responsibility Committee of the Board as appropriate.

As of December 31, 2023, we had 187 employees.

Our People and Culture

Our employees are the driving force behind Annaly's success, and we are committed to promoting their well-being, engagement, and development to help them reach their highest potential. Our culture is focused on fostering a diverse, inclusive and rewarding work environment for all employees, with ongoing opportunities for career development, wellness support and empowerment.

Our culture is built on five core values: ownership, humility, accountability, collaboration and diversity, equity and inclusion. These values are embedded in our professional and personal conduct and are crucial to how we operate our business. All employees are responsible for upholding these values, which form the bedrock of our culture and are vital to the continued success of our company. Guided by these values, we are committed to attracting, developing and retaining the best talent, with diverse experiences, perspectives and backgrounds.

We utilize employee surveys, including an annual engagement survey, to create open and honest feedback channels that foster our ability to actively engage and involve our employees in the evolution of our culture and our human capital strategies to enhance our overall productivity and mitigate risk. Our leaders review and incorporate survey feedback to increase employee engagement and drive positive changes throughout our company. We remain committed to maintaining an environment of consistent feedback as we strive for high employment satisfaction levels.

Diversity, Equity & Inclusion

The diversity of our employees enables our company to cultivate innovation, fresh perspectives and agility. Diversity, equity and inclusion are essential tenets of our corporate culture. Our Human Capital team, in coordination with an Inclusion Support Committee of Executive Sponsors, is responsible for overseeing and continuing to advance our diversity, equity and inclusion initiatives.

We are committed to promoting diversity, including gender and racial/ethnic diversity, across all levels of our company. With 62% of our Operating Committee and 58% of our overall population in 2023 identifying as either female and/or racially/ethnically diverse, we are driven by the belief that having a diverse group of employees supports our continued long-term success. Hosting over 30 community building events in 2023, our seven employee network groups, which include the Women's Interactive Network ("WIN"), the Asian American and Pacific Islander Employee Network, the Black Employee Network, the Latin American Employee Network, the Disabilities Within a Family Network, the Veteran's Employee Network and the Annaly Pride Network, continue to evolve and advance. These employee networks help strengthen our inclusive culture by fostering a sense of belonging and engagement through targeted development and networking opportunities, knowledge exchanges, mentorship, coaching and volunteer efforts.

Additionally, we recognize and understand that education, candid conversations and continued training are key to embedding and advancing diversity, equity and inclusion within our organization and culture. To further promote and foster such a foundation, our efforts also include offering firm-wide training on topics such as unconscious bias, allyship and inclusive leadership. To that end, we have hosted various forums for employees to openly discuss their views and have provided opportunities for employee connection and networking, as well as actively sought out feedback through periodic employee surveys.

Compensation, Benefits and Wellness

Our employee compensation program includes base salary, annual incentive bonuses and stock-based awards. Employee compensation packages are designed to align employee and stockholder interests and to provide incentives to attract, retain and motivate talented employees.

In addition, we invest in a wide range of benefits and wellness initiatives that support healthy lifestyles and choices for our employees. We offer benefits including health and insurance coverage, health savings and flexible spending accounts, telemedicine benefits, 401(k) plans, paid time off and family care resources. We also sponsor a wide range of initiatives that promote employee wellness and mental well-being, including access to talk therapy, health coaching, stress management support and a dedicated Wellness Week that includes a number of health and wellness related activities and seminars. Over the last few years, we have enhanced our parental and family care benefits to provide extended leave and fertility assistance.

At Annaly, we understand that it is our responsibility to provide an environment where our employees feel safe, motivated, empowered, and prepared, regardless of whatever challenges may arise. In addition to addressing physical health and safety concerns, we recognize that people's daily emotional lives and mental health play a key role in their overall wellness. As such, we continue to evaluate ways to promote and expand our mental health offerings. Additionally, we recognize that part of meeting employee needs includes institutionalizing broader and longer-term flexibility where appropriate. Flexibility comes in many forms at Annaly, including vacation and sick time, hybrid work options and location strategy. We remain committed to evaluating the evolving definition of flexibility and promoting programs and practices that foster inclusivity and well-being both personally and professionally.

Learning and Development

We seek to advance and promote our employees' capabilities and full potential by investing in a number of targeted learning and development opportunities. By aligning with our overall business strategy, we design our learning and development objectives to meet our employees' needs and interests. Additionally, we have both a tuition reimbursement and learning reimbursement plan that provide financial support toward the cost of furthering employee education in an area directly related to their job.

To promote a sense of purpose, accountability and broader exposure, we offer networking opportunities that include senior leader-led small group sessions as well as one-on-one employee knowledge share sessions across the firm. More broadly, we continue to offer firmwide learning sessions that focus on core business strategies and initiatives to foster holistic and inclusive learning. Further, we facilitate individual style and culture sessions with new employees to promote professional awareness and understanding of our company's culture initiatives.

Corporate and Employee Philanthropy and Volunteerism

Our corporate giving has been focused on high-impact programs that seek to advance social issues we are committed to, including combating homelessness and advancing the professional development of women and underrepresented groups in finance. Annaly and our employees endeavor to meaningfully contribute to the communities where we live, work and invest by partnering with well-established non-profit organizations and through Annaly's corporate giving, employee volunteerism and our employee charity match program.

Regulatory Requirements

The financial services industry is subject to extensive regulation and supervision, and changes to regulations and supervisory practices are continuously being considered by regulators and policy makers worldwide. We continue to assess our business, risk management and compliance practices to conform to developments in the regulatory environment.

We have elected, organized and operated in a manner that qualifies us to be taxed as a REIT under the Internal Revenue Code of 1986, as amended and regulations promulgated thereunder (the "Code"). So long as we qualify for taxation as a REIT, we generally will not be subject to U.S. federal income tax on our taxable income that is distributed to our stockholders. Furthermore, substantially all of our assets, other than our taxable REIT subsidiaries ("TRSs"), consist of qualified REIT real estate assets (of the type described in Section 856(c)(5) of the Code).

We regularly monitor our investments and the income from these investments and, to the extent we enter into hedging transactions, we monitor income from our hedging transactions as well, so as to ensure at all times that we maintain our qualification as a REIT, our exemption from registration under the Investment Company Act and our exemption from registration as a commodity pool operator ("CPO") with the U.S. Commodity Futures Trading Commission ("CFTC").

Arcola is a member of FINRA, an SEC registered broker-dealer and is subject to regulations of the securities business that include but are not limited to trade practices, use and safekeeping of funds and securities, capital structure, recordkeeping and conduct of directors, officers and employees. As a self-clearing, registered broker-dealer, Arcola is required to maintain minimum net capital by the SEC and FINRA. Arcola consistently operates with capital in excess of its regulatory capital requirements as defined by SEC Rule 15c3-1.

We have a subsidiary that is registered with the SEC as an investment adviser under the Investment Advisers Act. As a result, we are subject to the anti-fraud provisions of the Investment Advisers Act and to fiduciary duties derived from these provisions that apply to our relationships with that subsidiary's clients. These provisions and duties impose restrictions and obligations on us with respect to our dealings with our subsidiary's clients, including, for example, restrictions on agency, cross and principal transactions. Our registered investment adviser subsidiary is subject to periodic SEC examinations and other requirements under the Investment Advisers Act and related regulations primarily intended to benefit advisory clients. These additional requirements relate to, among other things, maintaining an effective and comprehensive compliance program, recordkeeping and reporting requirements and disclosure requirements.

We also have a subsidiary that operates as a licensed mortgage aggregator and master servicer, which subjects it to individual state licensing laws and to supervision and examination by federal authorities, including the Consumer Financial Protection Bureau ("CFPB"), the U.S. Department of Housing and Urban Development ("HUD"), the SEC as well as various state licensing, supervisory and administrative agencies. We and our subsidiaries must also comply with a large number of federal, state and local consumer protection laws including, among others, the Gramm-Leach-Bliley Act, the Fair Debt Collection Practices Act, Real Estate Settlement Procedures Act, the Truth in Lending Act, and the Fair Credit Reporting Act, as well as state foreclosure laws and federal and local bankruptcy rules. These laws and regulations, which are frequently amended and adjusted, have, in recent years, led to an increase in both the scope of the requirements and the intensity of the supervision to which we are subject.

The CFTC has jurisdiction over the regulation of swaps. The CFTC has asserted that this causes the operators of mortgage REITs that use swaps as part of their business model to fall within the statutory definition of CPO, and absent relief from the Market Participants Division of the CFTC, such operators generally much register as CPOs or qualify for an exemption from registration. On December 7, 2012, as a result of numerous requests for no-action relief from the CPO registration requirement for operators of mortgage REITs, the Division of Swap Dealer and Intermediary Oversight (the predecessor to the Market Participants Division) of the CFTC issued no-action relief entitled "No-Action Relief from the Commodity Pool Operator Registration Requirement for Commodity Pool Operators of Certain Pooled Investment Vehicles Organized as Mortgage Real Estate Investment Trusts" that permits a CPO to receive relief from the requirement to register by filing a claim to perfect the use of the relief. A claim submitted by a CPO will be effective upon filing, so long as the claim is materially complete. The conditions that must be met relate to initial margin and premiums requirements, net income derived annually from commodity interest positions that are not qualifying hedging transactions, marketing of interests in the mortgage REIT to the public and identification of the entity as a mortgage real estate investment trust in its federal tax filings with the IRS. We have submitted a claim for the relief set forth in the no-action relief entitled "No-Action Relief from the Commodity Pool Operator Registration Requirement for Commodity Pool Operators of Certain Pooled Investment Vehicles Organized as Mortgage Real Estate Investment Trusts" and believe we meet the criteria for such relief set forth therein.

Competition

We operate in a highly competitive market for investment opportunities. Competition may limit our ability to acquire desirable investments in our target assets and could also affect the pricing of these investments. In acquiring our target assets, we will compete with financial institutions, institutional investors, other lenders, government entities and certain other REITs. For a full discussion of the risks associated with competition see the "Risks Related to Our Investing, Portfolio Management and Financing Activities" section in Item 1A. "Risk Factors."

Corporate Governance

We strive to conduct our business in accordance with the highest ethical standards and in compliance with applicable governmental laws, rules and regulations. Our notable governance practices and policies include:

- Our Board is composed of a majority of independent directors, and our Audit, Management Development and Compensation, and Nominating/Corporate Governance Committees are composed exclusively of independent directors.

- We have separated the roles of Chair of the Board and Chief Executive Officer, and appointed an independent Chair of the Board.

- All directors are elected on an annual basis.

- We have adopted an enhanced director refreshment policy, which provides that an independent director may not stand for re-election at the next annual meeting of stockholders taking place at the end of his or her term following the earlier of his or her: (i) 15th anniversary of service on our Board or (ii) 73rd birthday.

- We have adopted a Code of Business Conduct and Ethics, which sets forth the basic principles and guidelines for resolving various legal and ethical questions that may arise in the workplace and in the conduct of our business. This code is applicable to our directors, officers and employees.

- We have adopted Corporate Governance Guidelines which, in conjunction with the charters of our Board committees, provide the framework for the governance of our company.

- We have procedures by which any of our employees, officers or directors may raise concerns confidentially about our company's conduct, accounting, internal controls or auditing matters with the Chair of the Board, the independent directors, or the Chair of the Audit Committee or through our whistleblower phone hotline or e-mail inbox.

- We have adopted an Insider Trading Policy that prohibits our directors, officers and employees, as well as those of our subsidiaries from buying or selling our securities on the basis of material nonpublic information and prohibits communicating material nonpublic information about our company to others. Our Insider Trading Policy prohibits our directors, officers and employees, from (1) holding our stock in a margin account as eligible collateral, or otherwise pledging our stock as collateral for a loan, or (2) engaging in any hedging transactions with respect to our equity securities held by them.

- Our executive officers are subject to two clawback policies, one that covers financial restatements and a second for misconduct.

- Our executive officers are subject to stock ownership guidelines and holding restrictions.

- Stockholders holding 25% of our common stock have the right to call a special meeting.

Distributions

In accordance with the requirements for maintaining REIT status, we intend to distribute to stockholders aggregate dividends equaling at least 90% of our REIT taxable income (determined without regard to the deduction of dividends paid and by excluding any net capital gain) for each taxable year and will endeavor to distribute at least 100% of our REIT taxable income so as not to be subject to tax. Distributions of economic profits from our enterprise could be classified as return of capital due to differences between book and tax accounting rules. We may make additional returns of capital when the potential risk-adjusted returns from new investments fail to exceed our cost of capital. Subject to the limitations of applicable securities and state corporation laws, we can return capital by making purchases of our own capital stock or through payment of dividends.

Available Information

Our website is www.annaly.com. We make available on this website under "Investors - SEC Filings," free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports as soon as reasonably practicable after we electronically file or furnish such materials to the SEC pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (the "Securities Exchange Act"). Our website and the information contained therein are not incorporated into this annual report on Form 10-K.

Also posted on our website, and available in print upon request of any stockholder to our Investor Relations Department, are charters for our Audit Committee, Management Development and Compensation Committee, Nominating/Corporate Governance Committee, Risk Committee and Corporate Responsibility Committee, our Corporate Governance Guidelines and our Code of Business Conduct and Ethics. Within the time period required by the SEC, we will post on our website any amendment to the Code of Business Conduct and Ethics and any waiver applicable to any executive officer, director or senior financial officer.

Our Investor Relations Department can be contacted at:

Annaly Capital Management, Inc.
1211 Avenue of the Americas
New York, New York 10036
Attn: Investor Relations
Telephone: 888-8ANNALY
E-mail: investor@annaly.com
The SEC also maintains a website that contains reports, proxy and information statements and other information we file with the SEC at www.sec.gov.

ITEM 1A. RISK FACTORS

An investment in our stock involves a number of risks. Before making an investment decision, you should carefully consider all of the risks described in this annual report on Form 10-K. If any of the risks discussed in this annual report on Form 10-K actually occur, our business, financial condition and results of operations could be materially adversely affected. If this were to occur, the trading price of our stock could decline significantly and you may lose all or part of your investment. Readers should not consider any descriptions of these factors to be a complete set of all potential risks that could affect us.

INDEX TO ITEM 1A. RISK FACTORS

Summary of Risk Factors

Risks Related to Our Liquidity and Funding

- Our strategy involves the use of leverage, which increases the risk that we may incur substantial losses.
- Our use of leverage may result in margin calls and defaults and force us to sell assets under adverse market conditions.
- We may exceed our target leverage ratios.
- We may not be able to achieve our optimal leverage.
- Failure to procure or renew funding on favorable terms, or at all, would adversely affect our results and financial condition.
- Failure to effectively manage our liquidity would adversely affect our results and financial condition.
- Volatile market conditions for our assets can result in contraction in liquidity for those assets and the related financing.
- An increase in the interest payments on our borrowings relative to the interest we earn on our interest earning assets may adversely affect our profitability.
- Differences in timing of interest rate adjustments on our interest earning assets and our borrowings may adversely affect our profitability.
- It may be uneconomical to "roll" our TBA dollar roll transactions or we may be unable to meet margin calls on our TBA contracts.
- Our use of derivatives may expose us to counterparty and liquidity risks.
- Securitizations expose us to additional risks.
- Our use of non-recourse securitizations may expose us to risks which could result in losses to us.
- Counterparties may require us to enter into covenants that restrict our investment strategy.
- We may be unable to profitably execute or participate in future securitization transactions.

Risks of Ownership of Our Common Stock

- Our charter does not permit ownership of over 9.8% in number of shares or value of our common stock or any class of our preferred stock.
- Provisions contained in Maryland law may have anti-takeover effects, potentially preventing investors from receiving a "control premium" for their shares.
- We have not established a minimum dividend payment level and cannot assure stockholders of our ability to pay dividends in the future.
- Our reported GAAP financial results may not be an accurate indicator of future taxable income and dividend distributions.

Compliance, Regulatory & Legal Risks

- Accounting rules related to certain of our transactions are highly complex and involve significant judgment and assumptions. Our application of GAAP may produce financial results that fluctuate from one period to another.
- New laws may be passed affecting the relationship between Fannie Mae, Freddie Mac and the federal government.
- We may be subject to liability for potential violations of truth-in-lending or other similar consumer protection laws and regulations.
- We may not be able to maintain compliance with laws and regulations applicable to our Residential Credit and MSR businesses, including through the manner in which we oversee the compliance obligations of our third party service providers.
- Changes in laws or regulations governing our operations or our failure to comply with those laws or regulations may adversely affect our business.
- The increased focus on ESG and climate change issues by investors, governmental bodies and other stakeholders, as well as existing and proposed laws and regulations related to these topics, may adversely affect our business and financial results and damage our reputation.
- We are subject to complex and evolving laws, regulations, rules, standards and contractual obligations regarding data privacy and security, which could increase the cost of doing business, compliance risks and potential liability.
- We are subject to risks and liabilities in connection with sponsoring, investing in and managing new funds and other investment accounts, including potential regulatory risks.
- Loss of our Investment Company Act exemption from registration would adversely affect us.

Risks Related to Our Taxation as a REIT

- Our failure to maintain our qualification as a REIT would have adverse tax consequences.
- Our distribution requirements could adversely affect our ability to execute our business plan.
- Distributions to tax-exempt investors may be classified as unrelated business taxable income.
- We may choose to pay dividends in our own stock.
- Our TRSs cannot constitute more than 20% of our total assets.
- TRSs are subject to tax at the regular corporate rates, are not required to distribute dividends, and the amount of dividends a TRS can pay to its parent REIT may be limited by REIT gross income tests.
- If transactions between a REIT and a TRS are entered into on other than arm's-length terms, the REIT may be subject to a penalty tax.
- Even if we remain qualified as a REIT, we may face other tax liabilities that reduce our cash flow.
- Complying with REIT requirements may cause us to forgo otherwise attractive opportunities and may force us to liquidate otherwise attractive investments.
- Liquidation of assets may jeopardize our REIT qualification or create additional tax liability for us.

Item 1A. Risk Factors

- The failure of assets subject to repurchase agreements to qualify as real estate assets could adversely affect our ability to remain qualified as a REIT.
- Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.
- Qualifying as a REIT involves highly technical and complex provisions of the Code.
- The tax on prohibited transactions limits our ability to engage in certain transactions.
- Certain financing activities may subject us to U.S. federal income tax and could have negative tax consequences for our stockholders.
- Uncertainty exists with respect to the treatment of our TBAs for purposes of the REIT asset and income tests.
- Dividends payable by REITs generally receive different tax treatment than dividend income from regular corporations.
- New legislation or administrative or judicial action, in each instance potentially with retroactive effect, could make it more difficult or impossible for us to remain qualified as a REIT.

Counterparty Risks
- The soundness of our counterparties and other financial institutions could adversely affect us.
- We are subject to counterparty risk and may be unable to seek indemnity or require counterparties to repurchase residential whole loans if they breach representations and warranties, which could cause us to suffer losses.
- Our rights under our repurchase and derivative agreements are subject to the effects of the bankruptcy laws in the event of the bankruptcy or insolvency of us or our lenders.

Investment and Market Related Risks
- We may experience declines in the market value of our assets.
- Investments in MSR may expose us to additional risks.
- A prolonged economic slowdown or declining real estate values could impair the assets we may own.
- An increase in interest rates may adversely affect the market value of our interest earning assets and, therefore, also our book value.
- Actions by the Federal Reserve may affect the price and returns of our assets.
- We invest in securities that are subject to mortgage credit risk.
- Our investments in real estate and other securities are subject to changes in credit spreads as well as available market liquidity, which could adversely affect our ability to realize gains on the sale of such investments.
- Geographic concentration exposes investors to greater risk of default and loss.
- Inadequate property insurance coverage could have an adverse impact on our operating results.
- Our assets may become non-performing or sub-performing assets in the future.
- We may be required to repurchase residential mortgage loans or indemnify investors if we breach representations and warranties.
- Our and our third party service providers' and servicers' due diligence of potential assets may not reveal all of the weaknesses in such assets.
- When we foreclose on an asset, we may come to own the property securing the loan.
- Proposals to acquire mortgage loans by eminent domain may adversely affect the value of our assets.
- Subordinated tranches of non-Agency mortgage-backed securities are subordinate in right of payment to more senior securities.
- Our hedging strategies may be costly, and may not hedge our risks as intended.
- We are subject to risks of loss from weather conditions, man-made or natural disasters and the direct and indirect effects of climate change.

Operational and Cybersecurity Risks
- Inaccurate models or the data used by models may expose us to risk.
- We are highly dependent on information systems and networks, many of which are operated by third parties, and any failure of these systems or networks could materially and adversely affect our business.
- Cyberattacks or other information security breaches could adversely affect our business, reputation and financial condition.
- We depend on third party service providers, including mortgage loan servicers and sub-servicers, for a variety of services related to our business.
- Our investments in residential whole loans subject us to servicing-related risks.
- The performance of loans underlying our MSR related assets may be adversely affected by the performance of the related mortgage servicer.
- An increase or decrease in prepayment rates may adversely affect our profitability.
- We are subject to reinvestment risk.
- Competition may affect availability and pricing of our target assets.
- We may enter into new lines of business, acquire other companies or engage in other strategic initiatives.
- Some of our investments, including those related to non-prime loans, involve credit risk.
- If we are unable to attract, motivate and retain qualified talent, including our key personnel, it could materially and adversely affect us.

Other Risks
- The market price and trading volume of our shares of common stock may be volatile.
- We may change our policies without stockholder approval.

Risks Related to Our Liquidity and Funding

Our strategy involves the use of leverage, which increases the risk that we may incur substantial losses.

We expect our leverage to vary with market conditions and our assessment of risk/return on investments. We incur this leverage by borrowing against a substantial portion of the market value of our assets. Leverage, which is fundamental to our investment strategy, creates significant risks. The risks associated with leverage are more acute during periods of economic slowdown or recession.

Because of our leverage, we may incur substantial losses if our borrowing costs increase, and we may be unable to execute our investment strategy if leverage is unavailable or is unavailable on attractive terms. The reasons our borrowing costs may increase or our ability to borrow may decline include, but are not limited to, the following:

- short-term interest rates increase;

- the market value of our investments available to collateralize borrowings decreases;

- the "haircut" applied to our assets under the repurchase agreements or other secured financing arrangements increases;

- interest rate volatility increases;

- disruption in the repo market generally or the infrastructure, including technology infrastructure, that supports it; or

- the availability of financing in the market decreases.

Our use of leverage may result in margin calls and defaults and force us to sell assets under adverse market conditions.

Because of our leverage, a decline in the value of our interest earning assets may result in our lenders initiating margin calls. A margin call means that the lender requires us to pledge additional collateral to re-establish the ratio of the value of the collateral to the amount of the borrowing. Borrowings secured by our fixed-rate mortgage-backed securities generally are more susceptible to margin calls as increases in interest rates tend to more negatively affect the market value of fixed-rate securities. Margin calls are most likely in market conditions in which the unencumbered assets that we would use to meet the margin calls have also decreased in value. The risks associated with margin calls are more acute during periods of economic slowdown or recession.

If we are unable to satisfy margin calls, our lenders may foreclose on our collateral. This could force us to sell our interest earning assets under adverse market conditions, or allow lenders to sell those assets on our behalf at prices that could be below our estimation of their value. Additionally, in the event of our bankruptcy, our borrowings, which are generally made under repurchase agreements, may qualify for special treatment under the U.S. Bankruptcy Code. This special treatment would allow the lenders under these agreements to avoid the automatic stay provisions of the U.S. Bankruptcy Code and to liquidate the collateral under these agreements without delay.

We may exceed our target leverage ratios.

We generally expect to maintain an economic leverage ratio of less than 10:1. However, we are not required to stay below this economic leverage ratio. We may exceed this ratio by incurring additional debt without increasing the amount of equity we have. For example, if we increase the amount of borrowings under our master repurchase agreements with our existing or new counterparties or the market value of our portfolio declines, our economic leverage ratio would increase. If we increase our economic leverage ratio, the adverse impact on our financial condition and results of operations from the types of risks associated with the use of leverage would likely be more severe. Our target economic leverage ratio is set for the portfolio as a whole, rather than separately for each asset type. The economic leverage ratio on Agency mortgage-backed securities may exceed the target ratio for the portfolio as a whole. Because credit assets are generally less levered than Agency mortgage-backed securities, at a given economic leverage ratio an increased allocation to credit assets generally means an increase in economic leverage on Agency mortgage-backed securities. The economic leverage on our Agency mortgage-backed securities is the primary driver of the risk of being unable to meet margin calls discussed above.

We may not be able to achieve our optimal leverage.

We use leverage as a strategy to increase the return to our investors. However, we may not be able to achieve our desired leverage if we determine that the leverage would expose us to excessive risk; our lenders do not make funding available to us at acceptable rates; or our lenders require that we provide additional collateral to cover our borrowings.

Failure to procure or renew funding on favorable terms, or at all, would adversely affect our results and financial condition.

One or more of our lenders could be unwilling or unable to provide us with financing. This could potentially increase our financing costs and reduce our liquidity. Furthermore, if any of our potential lenders or existing lenders is unwilling or unable to provide us with financing or if we are not able to renew or replace maturing borrowings, we could be forced to sell our assets at an inopportune time when prices are depressed. Our business, results of operations and financial condition may be materially adversely affected by disruptions in the financial markets. We cannot assure you that, under such extreme conditions, these markets will remain an efficient source of financing for our assets. If our strategy is not viable, we will have to find alternative forms of financing for our assets, which may not be available. Further, as a REIT, we are required to distribute annually at least 90% of our REIT taxable income (subject to certain adjustments) to our stockholders and are, therefore, not able to retain significant amounts of our earnings for new investments. We cannot assure you that any, or sufficient, funding or capital will be available to us in the future on terms that are acceptable to us. If we cannot obtain sufficient funding on acceptable terms, there may be a negative impact on the market price of our common stock and our ability to make distributions to our stockholders. Moreover, our ability to grow will be dependent on our ability to procure additional funding. To the extent we are not able to raise additional funds through the issuance of additional equity or borrowings, our growth will be constrained.

Failure to effectively manage our liquidity would adversely affect our results and financial condition.

Our ability to meet cash needs depends on many factors, several of which are beyond our control. Ineffective management of liquidity levels could cause us to be unable to meet certain financial obligations. Potential conditions that could impair our liquidity include: unwillingness or inability of any of our potential lenders to provide us with or renew financing, margin calls, additional capital requirements applicable to our lenders, a disruption in the financial markets or declining confidence in our creditworthiness or in financial markets in general. These conditions could force us to sell our assets at inopportune times or otherwise cause us to potentially revise our strategic business initiatives.

Volatile market conditions for our assets can result in contraction in liquidity for those assets and the related financing.

Our results of operations are materially affected by conditions in the markets for mortgages and mortgage-related assets, including Agency mortgage-backed securities, as well as the broader financial markets and the economy generally.

Significant adverse changes in financial market conditions can result in a deleveraging of the global financial system and the forced sale of large quantities of mortgage-related and other financial assets. Concerns over economic recession, pandemic diseases, geopolitical issues including events such as the war in Ukraine, trade wars, unemployment, inflation, government actions to combat inflation, rising interest rates, the availability and cost of financing, the mortgage market, the repurchase agreement market and a declining real estate market or prolonged government shutdown may contribute to increased volatility and diminished expectations for the economy and markets.

For example, as a result of the financial crises beginning in the summer of 2007 and through the subsequent credit and housing crisis, many traditional mortgage investors suffered severe losses in their residential mortgage portfolios and several major market participants failed or were impaired, resulting in a significant contraction in market liquidity for mortgage-related assets. This illiquidity negatively affected both the terms and availability of financing for all mortgage-related assets.

Further increased volatility and deterioration in the markets for mortgages and mortgage-related assets as well as the broader financial markets may adversely affect the performance and market value of our Agency mortgage-backed securities. If these conditions exist, institutions from which we seek financing for our investments may tighten their lending standards or become insolvent, which could make it more difficult for us to obtain financing on favorable terms or at all. Our profitability and financial condition may be adversely affected if we are unable to obtain cost-effective financing for our investments.

An increase in the interest payments on our borrowings relative to the interest we earn on our interest earning assets may adversely affect our profitability.

We generally earn money based upon the spread between the interest payments we earn on our interest earning assets and the interest payments we must make on our borrowings. If the interest payments on our borrowings increase relative to the interest we earn on our interest earning assets, our profitability may be adversely affected. A significant portion of our assets are longer-term, fixed-rate interest earning assets, and a significant portion of our borrowings are shorter-term, floating-rate borrowings. Periods of rising interest rates or a relatively flat or inverted yield curve could decrease or eliminate the spread between the interest payments we earn on our interest earning assets and the interest payments we must make on our borrowings.

Differences in timing of interest rate adjustments on our interest earning assets and our borrowings may adversely affect our profitability.

We rely primarily on short-term borrowings to acquire interest earning assets with long-term maturities. Some of the interest earning assets we acquire are adjustable-rate interest earning assets. This means that their interest rates may vary over time based upon changes in an objective index, such as:

- Treasury Rate. A monthly or weekly average yield of benchmark U.S. Treasury securities, as published by the Federal Reserve Board.

- Term SOFR. A benchmark based on Secured Overnight Financing Rate futures, administered by CME Group.

- Secured Overnight Financing Rate. A measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities, as published by the Federal Reserve Bank of New York.

These indices generally reflect short-term interest rates. The interest rates on our borrowings similarly reflect short-term interest rates. Nevertheless, the interest rates on our borrowings generally adjust more frequently than the interest rates on our adjustable-rate interest earning assets, which are also typically subject to periodic and lifetime interest rate caps. Accordingly, in a period of rising interest rates, we could experience a decrease in net income or a net loss because the interest rates on our borrowings adjust faster than the interest rates on our adjustable-rate interest earning assets.

It may be uneconomical to "roll" our TBA dollar roll transactions or we may be unable to meet margin calls on our TBA contracts.

From time to time, we enter into TBAs as an alternate means of investing in and financing Agency mortgage-backed securities. A TBA contract is an agreement to purchase or sell, for future delivery, an Agency mortgage-backed security with a specified issuer, term and coupon. A TBA dollar roll represents a transaction where TBA contracts with the same terms but different settlement dates are simultaneously bought and sold. The TBA contract settling in the later month typically prices at a discount to the earlier month contract with the difference in price commonly referred to as the "drop". The drop is a reflection of the expected net interest income from an investment in similar Agency mortgage-backed securities, net of an implied financing cost, that would be foregone as a result of settling the contract in the later month rather than in the earlier month. The drop between the current settlement month price and the forward settlement month price occurs because in the TBA dollar roll market, the party providing the implied financing is the party that would retain all principal and interest payments accrued during the financing period. Accordingly, TBA dollar roll income generally represents the economic equivalent of the net interest income earned on the underlying Agency mortgage-backed security less an implied financing cost. Consequently, dollar roll transactions and such forward purchases of Agency securities represent a form of off-balance sheet financing and increase our "at risk" leverage.

The economic return of a TBA dollar roll generally equates to interest income on a generic TBA-eligible security less an implied financing cost, and there may be situations in which the implied financing cost exceeds the interest income, resulting in a negative carry on the position. If we roll our TBA dollar roll positions when they have a negative carry, the positions would decrease net income and amounts available for distributions to shareholders.

There may be situations in which we are unable or unwilling to roll our TBA dollar roll positions. The TBA transaction could have a negative carry or otherwise be uneconomical, we may be unable to find counterparties with whom to trade in sufficient volume, or we may be required to collateralize the TBA positions in a way that is uneconomical. Because TBA dollar rolls represent implied financing, an inability or unwillingness to roll has effects similar to any other loss of financing. If we do not roll our TBA positions prior to the settlement date, we would have to take physical delivery of the underlying securities and settle our obligations for cash. We may not have sufficient funds or alternative financing sources available to settle such obligations. Counterparties may also make margin calls as the value of a generic TBA-eligible security (and therefore the value of the TBA contract) declines. Margin calls on TBA positions or failure to roll TBA positions could have the effects described in the liquidity risks described above.

Our use of derivatives may expose us to counterparty and liquidity risks.

Most swaps that we enter into must be executed on a Swap Extension Facility and/or be cleared by a Derivatives Clearing Organization ("DCO"), both of which are regulated by the CFTC. DCOs are subject to regulatory oversight and use extensive risk management processes, which result in additional expenses and collateral requirements for our swaps relative to uncleared swaps. We access the DCO through several Futures Commission Merchants ("FCMs"). For any cleared swap, we bear the credit risk of both the DCO and the relevant FCM, in the form of potential late or unrecoverable payments, potential difficulty or delay in accessing collateral that we have posted, and potential loss of any positive market value of the swap position. In the event of a default by the DCO or FCM, we also bear market risk, if the asset or liability being hedged is no longer effectively hedged.

We also bear fees for use of the DCO and Swap Execution Facility, as well as risks associated with trade errors. Because the standardized swaps available on Swap Execution Facilities and cleared through DCOs are not as customizable as uncleared swaps, we may bear additional basis risk from hedge positions that do not exactly reflect the interest rate risk on the asset being hedged.

Futures transactions are subject to risks analogous to those of cleared swaps, except that for futures transactions we bear a higher risk that collateral we have posted is unavailable to us if the FCM defaults.

Some derivatives transactions, such as swaptions, are not currently required to be cleared through a DCO. Therefore, we bear the credit risk of the dealer with which we executed the swaption or other uncleared transaction. TBA contracts and swaps on CMBX indexes are also not cleared, and we bear the credit risk of the dealer.

Certain derivative transactions are subject to margin requirements. The relevant contract or clearinghouse rules dictate the method of determining the required amount of margin, the types of collateral accepted and the timing required to meet margin calls. Additionally, for cleared swaps and futures, FCMs may have the right to require more margin than the clearinghouse requires. The requirement to meet margin calls can create liquidity risks, and we bear the cost of funding the margin that we post. Also, as discussed above, we bear credit risk if a dealer, FCM, or clearinghouse is holding collateral we have posted.

Generally, we attempt to retain the ability to close out of a hedging position or create an offsetting position. However, in some cases we may not be able to do so at economically viable prices, or we may be unable to do so without consent of the counterparty. Therefore, in some situations a derivative position can be illiquid, forcing us to hold it to its maturity or scheduled termination date.

It is possible that new regulations could be issued governing the derivatives market, including requiring additional types of derivatives to be executed on Swap Execution Facilities or cleared through a DCO. Ongoing regulatory change in this area could increase costs, increase risks, and adversely affect our business and results of operations.

Securitizations expose us to additional risks.

In a securitization structure, we convey a pool of assets to a special purpose vehicle, the issuing entity, and in turn the issuing entity issues one or more classes of non-recourse notes pursuant to the terms of an indenture. The notes are secured by the pool of assets. In exchange for the transfer of assets to the issuing entity, we receive the cash proceeds of the sale of non-recourse notes and a 100% interest in certain subordinate interests of the issuing entity. The securitization of all or a portion of our residential loan portfolio might magnify our exposure to losses because any subordinate interest we retain in the issuing entity would be subordinate to the notes issued to investors and we would, therefore, absorb all of the losses sustained with respect to a securitized pool of assets before the owners of the notes experience any losses. Moreover, we cannot assure you that we will be able to access the securitization market or be able to do so at favorable rates. The inability to securitize our portfolio could adversely affect our performance and our ability to grow our business.

Our use of non-recourse securitizations may expose us to risks which could result in losses to us.

We utilize non-recourse securitizations of our assets in mortgage loans, especially loans that we originate, when they are available. Prior to any such financing, we may seek to finance assets with relatively short-term facilities until a sufficient portfolio is accumulated. As a result, we would be subject to the risk that we would not be able to acquire, during the period that any short-term facilities are available, sufficient eligible assets to maximize the efficiency of a securitization. We also would bear the risk that we would not be able to obtain a new short-term facility or would not be able to renew any short-term facilities after they expire should we need more time to seek and acquire sufficient eligible assets for a securitization. In addition, conditions in the capital markets, including potential volatility and disruption in the capital and credit markets, may not permit a non-recourse securitization at any particular time or may make the issuance of any such securitization less attractive to us even when we do have sufficient eligible assets. While we would intend to retain the non-investment grade tranches of securitizations and, therefore, still have exposure to any assets included in such securitizations, our inability to enter into such securitizations would increase our overall exposure to risks associated with direct ownership of such assets, including the risk of default. Our inability to refinance any short-term facilities would also increase our risk because borrowings thereunder would likely be recourse to us as an entity. If we are unable to obtain and renew short-term facilities or to consummate securitizations to finance our assets on a long-term basis, we may be required to seek other forms of potentially less attractive financing or to liquidate assets at an inopportune time or price. To the extent that we are unable to obtain financing for our assets, to the extent that we retain such assets in our portfolio, our returns on investment and earnings will be negatively impacted.

Counterparties may require us to enter into covenants that restrict our investment strategy.

If or when we obtain debt financing, lenders (especially in the case of credit facilities) may impose restrictions on us that would affect our ability to incur additional debt, make certain allocations or acquisitions, reduce liquidity below certain levels, make distributions to our stockholders, or redeem debt or equity securities, and may impact our flexibility to determine our operating policies and strategies. We may sell assets or reduce leverage at an inopportune time to avoid breaching these restrictions. If we fail to meet or satisfy any of these covenants, we would be in default under these agreements, and our lenders could elect to declare outstanding amounts due and payable, terminate their commitments, require the posting of additional collateral and enforce their interests against existing collateral. We may also be subject to cross-default and acceleration rights and, with respect to collateralized debt, the posting of additional collateral and foreclosure rights upon default. A default and resulting repayment acceleration could significantly reduce our liquidity, which could require us to sell our assets to repay amounts due and outstanding. This could also significantly harm our business, financial condition, results of operations and ability to make distributions, which could cause our share price to decline. A default could also significantly limit our financing alternatives such that we would be unable to pursue our leverage strategy, which could adversely affect our returns.

We may be unable to profitably execute or participate in future securitization transactions.

There are a number of factors that can have a significant impact on whether we are able to execute or participate in a securitization transaction, and whether such a transaction is profitable to us or results in a loss. One of these factors is the price we pay for the mortgage loans that we securitize, which, in the case of residential mortgage loans, is impacted by the level of competition in the marketplace for acquiring mortgage loans and the relative desirability to originators of retaining mortgage loans as investments or selling them to third parties such as us. As such, we can provide no assurance that we will be able to identify and make investments in residential mortgage loans at attractive levels and pricing, which could adversely affect our ability to execute future securitizations in this space. Another factor that impacts the profitability of a securitization transaction is the cost to us of the short-term warehouse financing facilities that we use to finance our holdings of mortgage loans prior to securitization, which cost is affected by a number of factors including the availability of this type of financing to us, the interest rate on this type of financing, the duration of the financing we incur, and the percentage of our mortgage loans for which third parties are willing to provide short-term financing. After we acquire mortgage loans that we intend to securitize, we can also suffer losses if the value of those loans declines prior to securitization. Declines in the value of a mortgage loan, for example, can be due to, among other things, changes in interest rates, changes in the credit quality of the loan, and changes in the projected yields required by investors to invest in securitization transactions. To the extent we seek to hedge against a decline in loan value due to changes in interest rates, there is a cost of hedging that also affects whether a securitization is profitable. Other factors that can significantly affect whether a securitization transaction is profitable to us include the criteria and conditions that rating agencies apply and require when they assign ratings to the mortgage-backed securities issued in our securitization transactions, including the percentage of mortgage-backed securities issued in a securitization transaction that the rating agencies will assign a triple-A rating to, which is also referred to as a rating agency subordination level. Rating agency subordination levels can be impacted by numerous factors, including, without limitation, the credit quality of the loans securitized, the geographic distribution of the loans to be securitized, the structure of the securitization transaction and other applicable rating agency criteria. All other factors being equal, the greater the percentage of the mortgage-backed securities issued in a securitization transaction that the rating agencies will assign a triple-A rating to, the more profitable the transaction will be to us.

The price that investors in mortgage-backed securities will pay for securities issued in our securitization transactions also has a significant impact on the profitability of the transactions to us, and these prices are impacted by numerous market forces and factors. In addition, the underwriter(s) or placement agent(s) we select for securitization transactions, and the terms of their engagement, can also impact the profitability of our securitization transactions. Also, transaction costs incurred in executing transactions impact the profitability of our securitization transactions and any liability that we may incur, or may be required to reserve for, in connection with executing a transaction can cause a loss to us. To the extent that we are not able to profitably execute future securitizations of residential mortgage loans or other assets, including for the reasons described above or for other reasons, it could have a material adverse impact on our business and financial results.

Risks of Ownership of Our Common Stock

Our charter does not permit ownership of over 9.8% in number of shares or value of our common stock or any class of our preferred stock.

To maintain our qualification as a REIT for U.S. federal income tax purposes, not more than 50% in value of the outstanding shares of our capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the federal tax laws to include certain entities). For the purpose of preserving our REIT qualification and for other reasons, our charter prohibits direct or constructive ownership by any person of more than 9.8% of the total number or value of any class of our outstanding common stock or any class of our preferred stock. Our charter's constructive ownership rules are complex and may cause the outstanding stock owned by a group of related individuals or entities to be deemed to be constructively owned by one individual or entity. As a result, the acquisition of less than 9.8% of the outstanding shares of any class of common stock or any class of our preferred stock by an individual or entity could cause that individual or entity to own constructively in excess of 9.8% of the outstanding shares of such class of stock and thus be subject to our charter's ownership limit. Any attempt to own or transfer shares of our common stock or preferred stock in excess of the ownership limit without the consent of the Board shall be void, or, alternatively, will result in the shares being transferred by operation of law to a charitable trust. Our Board, in its sole and absolute discretion, may waive or modify the ownership limit with respect to one or more persons who would not be treated as "individuals" if it is satisfied that ownership in excess of this limit will not otherwise jeopardize our status as a REIT for U.S. federal income tax purposes. The ownership limit may have the effect of delaying, deferring or preventing a change in control and, therefore, could adversely affect our stockholders' ability to realize a premium over the then-prevailing market price for our stock in connection with a change in control.

Provisions contained in Maryland law may have anti-takeover effects, potentially preventing investors from receiving a "control premium" for their shares.

Provisions contained in our charter and bylaws, as well as the Maryland General Corporation Law (the "MGCL"), may have anti-takeover effects that delay, defer or prevent a takeover attempt, which may prevent stockholders from receiving a "control premium" for their shares. For example, these provisions may defer or prevent tender offers for our common stock or purchases of large blocks of our common stock, thereby limiting the opportunities for our stockholders to receive a premium for their common stock over then-prevailing market prices. These provisions include the following:

- Ownership limit. The ownership limit in our charter limits related investors including, among other things, any voting group, from acquiring over 9.8% of any class our common stock or of our preferred stock, in each case, in number of shares or value, without the consent of our Board.

- Preferred Stock. Our charter authorizes our Board to issue preferred stock in one or more classes and to establish the preferences and rights of any class of preferred stock issued. These actions can be taken without soliciting stockholder approval.

- Maryland Business Combination Act. The Maryland Business Combination Act provides that, subject to certain exceptions and limitations, certain business combinations between a Maryland corporation and an "interested stockholder" (defined generally as any person who beneficially owns 10% or more of the voting power of our outstanding voting stock or an affiliate or associate of ours who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of our then outstanding shares of stock) or an affiliate of any interested stockholder are prohibited for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter imposes two super-majority stockholder voting requirements on these combinations, unless, among other

conditions, our common stockholders receive a minimum price, as defined in the MGCL, for their shares of stock and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares of stock. We have opted out of the Maryland Business Combination Act in our charter. However, if we amend our charter to opt back in to the statute, subject to stockholder approval, the Maryland Business Combination Act could have the effect of discouraging offers to acquire us and of increasing the difficulty of consummating any such offers, even if our acquisition would be in our stockholders' best interests.

- Maryland Control Share Acquisition Act. The Maryland Control Share Acquisition Act provides that, subject to certain exceptions, holders of "control shares" (defined as voting shares that, when aggregated with all other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of ownership or control of issued and outstanding "control shares") have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding shares owned by the acquirer, by our officers, or by our employees who are also directors of our company. We are currently subject to the Maryland Control Share Acquisition Act.

- Title 3, Subtitle 8 of the MGCL: These provisions of the MGCL permit our Board of Directors, without stockholder approval and regardless of what

is provided in our charter or bylaws, to implement certain takeover defenses, including adopting a classified board or increasing the vote required to remove a director.

We have not established a minimum dividend payment level and cannot assure stockholders of our ability to pay dividends in the future.

We intend to pay quarterly dividends and to make distributions to our stockholders in amounts such that all or substantially all of our taxable income in each year (subject to certain adjustments) is distributed. This enables us to qualify for the tax benefits accorded to a REIT under the Code. We have not established a minimum dividend payment level and our ability to pay dividends may be adversely affected for the reasons described in this section. All distributions will be made at the discretion of our Board and will depend on our earnings, our financial condition, maintenance of our REIT status and such other factors as our Board may deem relevant from time to time.

Our reported GAAP financial results may not be an accurate indicator of future taxable income and dividend distributions.

Generally, the cumulative net income we report over the life of an asset will be the same for GAAP and tax purposes, although the timing of this income recognition over the life of the asset could be materially different. Differences exist in the accounting for GAAP net income and REIT taxable income that can lead to significant variances in the amount and timing of when income and losses are recognized under these two measures. Due to these differences, our reported GAAP financial results could materially differ from our determination of taxable income.

Compliance, Regulatory & Legal Risks

Accounting rules related to certain of our transactions are highly complex and involve significant judgment and assumptions. Our application of GAAP may produce financial results that fluctuate from one period to another.

Accounting rules for valuations of investments, mortgage loan sales and securitizations, investment consolidations, acquisitions of real estate and other aspects of our operations are highly complex and involve significant judgment and assumptions. These complexities could lead to a delay in preparation of financial information and the delivery of this information to our stockholders. Changes in accounting interpretations or assumptions could impact our financial statements and our ability to prepare our financial statements in a timely fashion. Our inability to prepare our financial statements in a timely fashion in the future would likely adversely affect our share price significantly. The fair value at which our assets may be recorded may not be an indication of their realizable value. Ultimate realization of the value of an asset depends to a great extent on economic and other conditions. Further, fair value is only an estimate based on good faith judgment of the price at which an investment can be sold since market prices of investments can only be determined by negotiation between a willing buyer and seller. If we were to liquidate a particular asset, the realized value may be more than or less than the amount at which such asset was recorded. Accordingly, the value of our common shares could be adversely affected by our determinations regarding the fair value of our investments, whether in the applicable period or in the future. Additionally, such valuations may fluctuate over short periods of time.

We have made certain accounting elections which may result in volatility in our periodic net income, as computed in accordance with GAAP. For example, changes in fair value of certain instruments are reflected in GAAP net income (loss) while others are reflected in Other comprehensive income (loss).

New laws may be passed affecting the relationship between Fannie Mae, Freddie Mac and the federal government.

The interest and principal payments we expect to receive on the Agency mortgage-backed securities in which we invest are guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae. Principal and interest payments on Ginnie Mae certificates are directly guaranteed by the U.S. government. Principal and interest payments relating to the securities issued by Fannie Mae and Freddie Mac are only guaranteed by each respective Agency.

In September 2008, Fannie Mae and Freddie Mac were placed into the conservatorship of the FHFA, their federal regulator, pursuant to its powers under The Federal Housing Finance Regulatory Reform Act of 2008, a part of the Housing and

Economic Recovery Act of 2008. In addition to FHFA becoming the conservator of Fannie Mae and Freddie Mac, the U.S. Department of the Treasury entered into Preferred Stock Purchase Agreements with the FHFA and have taken various actions intended to provide Fannie Mae and Freddie Mac with additional liquidity in an effort to ensure their financial stability. In September 2019, FHFA and the U.S. Treasury Department agreed to modifications to the Preferred Stock Purchase Agreements that will permit Fannie Mae and Freddie Mac to maintain capital reserves of $25 billion and $20 billion, respectively.

Shortly after Fannie Mae and Freddie Mac were placed in federal conservatorship, the Secretary of the U.S. Treasury suggested that the guarantee payment structure of Fannie Mae and Freddie Mac in the U.S. housing finance market should be re-examined. The future roles of Fannie Mae and Freddie Mac could be significantly reduced and the nature of their guarantees could be eliminated or considerably limited relative to historical measurements. The U.S. Treasury could also stop providing credit support to Fannie Mae and Freddie Mac in the future. Any changes to the nature of the guarantees provided by Fannie Mae and Freddie Mac could redefine what constitutes an Agency mortgage-backed security and could have broad adverse market implications. While the likelihood that major mortgage finance system reform will be enacted in the short term remains uncertain, it is possible that the adoption of any such reforms could adversely affect the types of assets we can buy, the costs of these assets and our business operations. A reduction in the ability of mortgage loan originators to access Fannie Mae and Freddie Mac to sell their mortgage loans may adversely affect the mortgage markets generally and adversely affect the ability of mortgagors to refinance their mortgage loans. In addition, any decline in the value of securities issued by Fannie Mae and Freddie Mac may affect the value of MBS in general. If Fannie Mae or Freddie Mac was eliminated, or their structures were to change in a material manner that is not compatible with our business model, we would not be able to acquire Agency mortgage-backed securities from these entities, which could adversely affect our business operations.

We may be subject to liability for potential violations of truth-in-lending or other similar consumer protection laws and regulations.

Residential mortgage loan originators and servicers are required to comply with various federal, state and local laws and regulations, including anti-predatory lending laws and laws and regulations imposing certain restrictions on requirements on high-cost loans. For example, the federal Home Ownership and Equity Protection Act of 1994 ("HOEPA"), prohibits inclusion of certain provisions in residential mortgage loans that have mortgage rates or origination costs in excess of prescribed levels and requires that borrowers be given certain disclosures prior to origination. Failure of residential mortgage loan originators or servicers to comply with these laws, to the extent any of their residential mortgage loans become part of our investment portfolio, could subject us, as an assignee or purchaser of the related residential mortgage loans, to reputational harm, monetary penalties and the risk of the borrowers rescinding the affected residential mortgage loans. Lawsuits have been brought in various states making claims against assignees or purchasers of high-cost loans for violations of state law. Named defendants in these cases have included numerous participants within the secondary mortgage market. If loans in our portfolio are found to have been originated in violation of predatory or abusive lending laws, we could incur losses that would materially adversely affect our business.

Our business is subject to, or affected by, numerous regulations, including regulations regarding mortgage loan servicing, underwriting, and loan originator compensation and others that could be issued in the future. For example, the CFPB's "ability-to-repay" and "qualified mortgage" regulations impact the terms and conditions of all originated residential mortgage loans. Additionally, the CFPB has enforcement authority and broad discretionary regulatory authority to prohibit or condition terms, acts or practices relating to residential mortgage loans that the CFPB finds abusive, unfair, deceptive, or predatory, as well as to take other actions that the CFPB finds are necessary or proper to ensure responsible affordable mortgage credit remains available to consumers. These requirements can and do change as statutes and regulations are enacted, promulgated, amended, and interpreted, and the recent trends among federal and state lawmakers and regulators have been toward increasing compliance obligations in laws, regulations, and investigative procedures concerning the mortgage industry generally. As a result, we are unable to fully predict how laws or regulations that may be adopted in the future, will affect our business, results of operations and financial condition, or the environment for repurchase financing and other forms of borrowing, the investing environment for Agency MBS, non-Agency mortgage-backed securities and/or residential mortgage, and MSR.

Some states have enacted, or may enact, similar laws or regulations, which in some cases may impose restrictions and requirements greater than those in place under federal laws and regulations. In addition, under the anti-predatory lending laws of some states, the origination of certain residential mortgage loans, including loans that are classified as "high cost" loans under applicable law, must satisfy a net tangible benefits test with respect to the borrower. This test, as well as certain standards set forth in the "ability-to-repay" and "qualified mortgage" regulations, may be highly subjective and open to interpretation. As a result, a court may determine that a residential mortgage loan did not meet the applicable standard or test even if the originator reasonably believed such standard or test had been satisfied. Failure of residential mortgage loan originators or servicers to comply with federal consumer protection laws and regulations could subject us, as an assignee or purchaser of these loans (or as an investor in securities backed by these loans), to monetary penalties and defenses to foreclosure, including by recoupment or setoff of damages and costs, which for some violations included the sum of all finance charges and fees paid by the consumer, and could result in rescission of the affected residential mortgage loans, which could adversely impact our business and financial results.

The CFPB and other regulators (including the Federal Trade Commission) have provided multiple forms of guidance on the general subject of "junk fees." As there has been no formal definition of "junk fees" proposed with respect to mortgage lending or servicing, it is possible that industry standard charges could be impacted through future regulatory action. The cost of whole loans and the servicing income derived from owning MSR could be affected by the CFPB categorizing any currently permissible fee or charge as "junk."

We may not be able to maintain compliance with laws and regulations applicable to our Residential Credit or MSR businesses, including through the manner in which we oversee the compliance obligations of our third party service providers.

While we are not required to obtain licenses to purchase mortgage-backed securities, the purchase of residential mortgage loans and certain business purpose mortgage loans in the secondary market may, in some circumstances, require us to maintain various state licenses. Acquiring the right to service residential mortgage loans and certain business purpose mortgage loans may also, in some circumstances, require us to maintain various state licenses even though we currently do not expect to directly engage in loan servicing ourselves. As a result, we could be delayed in conducting certain business if we were first required to obtain a state license. We cannot assure you that we will be able to obtain all of the licenses we need or that we would not experience significant delays in obtaining these licenses. Furthermore, once licenses are issued we are required to comply with various information reporting and other regulatory requirements to maintain those licenses, and there is no assurance that we will be able to satisfy those requirements or other regulatory requirements applicable to our business of acquiring mortgage loans on an ongoing basis. Our failure to obtain or maintain required licenses or our failure to comply with regulatory requirements that are applicable to our business of acquiring mortgage loans may restrict our residential credit business and investment options and could harm our business and expose us to penalties or other claims.

Although we utilize unaffiliated servicing companies to carry out the actual servicing of MSR and the loans we purchase together with the related MSR (including all direct interface with the borrowers), we are ultimately responsible, vis-à-vis the borrowers and state and federal regulators, for ensuring that the loans and MSR are serviced in accordance with the terms of the related notes and mortgages and applicable law and regulation. To manage this risk, we have a robust oversight process that monitors the activities of the third party servicers. This oversight process is also subject to regulatory requirements and expectations that we are expected to meet.

Changes in laws or regulations governing our operations or our failure to comply with those laws or regulations may adversely affect our business.

We are subject to regulation by laws at the local, state and federal level, including securities and tax laws and financial accounting and reporting standards. These laws and regulations, as well as their interpretation, may be changed from time to time and result in enhanced disclosure obligations, including with respect to climate change or other environmental, social, or governance ("ESG") topics, increasing our regulatory burden.

Accordingly, any change in these laws or regulations or the failure to comply with these laws or regulations could have a material adverse impact on our business. Certain of these laws and regulations pertain specifically to REITs.

The increased focus on ESG and climate change issues by investors, governmental bodies and other stakeholders, as well as existing and proposed laws and regulations related to these topics, may adversely affect our business and financial results and damage our reputation.

Our business faces increasing public scrutiny related to ESG activities, which are increasingly considered to contribute to reducing a company's operational risk, market risk and reputational risk, which may in turn impact the long-term sustainability of a company's performance. A variety of organizations measure the performance of companies on ESG topics, and the results of these assessments are widely publicized. Major institutional investors have publicly emphasized the importance of such ESG measures to their investment decisions. ESG and climate change issues are also increasingly important to the general public and the media, and actual or perceived underperformance with respect to these topics could result in negative press or sentiment with respect to our business. In addition, actual or perceived effects of climate change could negatively impact house prices, housing-related costs, and borrower behavior.

There is also growing governmental and regulatory interest across jurisdictions in improving the definition, measurement and disclosure of ESG factors in order to allow investors to validate and better understand ESG-related claims. To the extent we communicate ESG or climate-related statements, initiatives, commitments or goals in our SEC filings or in other disclosures, we face the risk of being accused of "greenwashing" to the extent our practices and policies do not match such claims. In addition, the SEC has established a climate and ESG task force to develop initiatives to identify ESG-related misconduct consistent with increased investor reliance on climate and ESG-related disclosure and investment. As a result, the SEC has started to bring enforcement actions based on ESG disclosures not matching actual investment processes.

In addition, the SEC is working on proposals for mandatory disclosure of certain ESG-related matters, including with respect to greenhouse gas emissions and climate change-related risks, and similar laws and regulations related to the disclosure and/or diligence of ESG and climate change-related risks have been enacted or proposed in U.S. states such as California, as well as the European Union and other jurisdictions. Compliance with any such new laws or regulations increases our regulatory burden and could make compliance more difficult and expensive, affect the manner in which we conduct our business and adversely affect our profitability and returns to our investors.

We are subject to complex and evolving laws, regulations, rules, standards and contractual obligations regarding data privacy and security, which could increase the cost of doing business, compliance risks and potential liability.

We are subject to complex and evolving laws, regulations, rules, standards and contractual obligations relating to data privacy and the security of personal information, and any failure to comply with these laws, regulations, rules, standards and contractual obligations could expose us to liability and/or reputational damage. The legal and regulatory environment surrounding data privacy and security in the U.S. and international jurisdictions is constantly evolving. New business initiatives have increased, and may continue to increase, the extent to which we are subject to such U.S. and international data privacy and security regulations. As new data privacy and security-related laws, regulations, rules and standards are implemented, the time and resources needed for us to comply with such laws, regulations, rules and standards, as well as our potential liability for non-compliance and reporting obligations in the case of cyberattacks, information security breaches or other similar incidents, may significantly increase. Compliance with these laws, regulations, rules and standards may require us to change our policies, procedures and technology for information security, which could, among other things, make us more vulnerable to operational failures and to monetary penalties for breach of such laws, regulations, rules and standards.

In the U.S., there are numerous federal, state and local data privacy and security laws and regulations governing the collection, sharing, use, retention, disclosure, security, storage, transfer and other processing of personal information. At the federal level, we are subject to, among other laws and regulations, the Gramm Leach Bliley Act (which regulates the confidentiality and security of customer information obtained by financial institutions and certain other types of financial services businesses) and regulations under it. Additionally, numerous states have enacted, or are in the process of enacting or considering, comprehensive state-level data privacy and security laws and regulations. Moreover, laws in all 50 U.S. states require businesses to provide notice under certain circumstances to consumers whose personal information has been disclosed as a result of a data breach.

Further, when required by applicable laws, regulations, rules and industry standards, we strive to provide or cause our service providers to provide privacy policies which are accurate and comprehensive. We cannot, however, ensure that the disclosure of these privacy policies and other statements regarding our practices will be sufficient to protect us from claims, proceedings, liability or adverse publicity relating to data privacy and security or with respect to the legally permissible sharing of data. Although we endeavor to comply with our privacy policies and to ensure our service providers do the same, occurrence of noncompliance or allegations of noncompliance are possible and could subject us to potential government or legal action, including action based on argument that the publication of these policies were deceptive, unfair, or misrepresentative of our actual practices. Any concerns about our data privacy and security practices, even if unfounded, could damage our reputation and adversely affect our business.

Any failure or perceived failure by us to comply with our privacy policies, or applicable data privacy and security laws, regulations, rules, standards or contractual obligations, or any compromise of security that results in unauthorized access to, or unauthorized loss, destruction, use, modification, acquisition, disclosure, release or transfer of personal information, may result in requirements to modify or cease certain operations or practices, the expenditure of substantial costs, time and other resources, proceedings or actions against us, legal liability, governmental investigations, enforcement actions, claims, fines, judgments, awards, penalties, sanctions and costly litigation (including class actions). Any of the foregoing could harm our reputation, distract our management and technical personnel, increase our costs of doing business, adversely affect the demand for our products and services, and ultimately result in the imposition of liability, any of which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to risks and liabilities in connection with sponsoring, investing in and managing new funds and other investment accounts, including potential regulatory risks.

We have, and may in the future, sponsor, manage and serve as general partner and/or manager of new funds or investment accounts. Such sponsorship and management of, and investment in, such funds and accounts may involve risks not otherwise present with a direct investment in such funds' and accounts' target investments, including, for example:

- the possibility that investors in the funds/accounts might become bankrupt or otherwise be unable to meet their capital commitment obligations;

- that operating and/or management agreements of a fund/account may restrict our ability to transfer or liquidate our interest when we desire or on advantageous terms;

- that our relationships with the investors will be generally contractual in nature and may be terminated or dissolved under the terms of the agreements, or we may be removed as general partner and/or manager (with or without cause), and

- in such event, we may not continue to manage or invest in the applicable fund/account;

- that disputes between us and the investors may result in litigation or arbitration that would increase our expenses and prevent our officers and directors from focusing their time and effort on our business and result in subjecting the investments owned by the applicable fund/account to additional risk; and

- that we may incur liability for obligations of a fund/account by reason of being its general partner or manager.

We have a subsidiary that is registered with the SEC as an investment adviser under the Investment Advisers Act. As a result, we are subject to the anti-fraud provisions of the Investment Advisers Act and to fiduciary duties derived from these provisions that apply to our relationships with that subsidiary's clients. These provisions and duties impose restrictions and obligations on us with respect to our dealings with our subsidiary's clients, including, for example, restrictions on agency, cross and principal transactions. Our registered investment adviser subsidiary is subject to periodic SEC examinations and other requirements under the Investment Advisers Act and related regulations primarily intended to benefit advisory clients. These additional requirements relate to, among other things, maintaining an effective and comprehensive compliance program, recordkeeping and reporting requirements and disclosure requirements. The Investment Advisers Act generally grants the SEC broad administrative powers, including the power to limit or restrict an investment adviser from conducting advisory activities in the event it fails to comply with federal securities laws. Additional sanctions that may be imposed for failure to comply with applicable requirements under the Investment Advisers Act include the prohibition of individuals from associating with an investment adviser, the revocation of registrations and other censures and fines. We may in the future be required to register one or more entities as a commodity pool operator or commodity trading adviser, subjecting those entities to the regulations and oversight of the Commodity Futures Trading Commission and the National Futures Association. We may also become subject to various international regulations on the asset management industry.

Loss of our Investment Company Act exemption from registration would adversely affect us.

We intend to conduct our business so as not to become regulated as an investment company under the Investment Company Act. We currently rely on the exemption from registration provided by Section 3(c)(5)(C) of the Investment Company Act. Section 3(c)(5)(C), as interpreted by the staff of the SEC, requires us to invest at least 55% of our assets in "mortgages and other liens on and interest in real estate" ("Qualifying Real Estate Assets") and at least 80% of our assets in Qualifying Real Estate Assets plus our interests in MSR and other real estate related assets. The assets that we acquire, therefore, are limited by this provision of the Investment Company Act and the rules and regulations promulgated under the Investment Company Act.

We rely on an SEC interpretation that "whole pool certificates" that are issued or guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae ("Agency Whole Pool Certificates") are Qualifying Real Estate Assets under Section 3(c)(5)(C). This interpretation was promulgated by the SEC staff in a no-action letter in the 1980s, was reaffirmed by the SEC in 1992 and has been commonly relied upon by mortgage REITs.

On August 31, 2011, the SEC issued a concept release titled "Companies Engaged in the Business of Acquiring Mortgages and Mortgage-Related Instruments" (SEC Release No. IC-29778). In this concept release, the SEC announced it was reviewing interpretive issues related to the Section 3(c)(5)(C) exemption. Among other things, the SEC requested comments on whether it should revisit whether Agency Whole Pool Certificates may be treated as interests in real estate (and presumably Qualifying Real Estate Assets) and whether companies, such as us, whose primary business consists of investing in Agency Whole Pool Certificates are the type of entities that Congress intended to be encompassed by the exclusion provided by Section 3(c)(5)(C).

If the SEC changes its views regarding which securities are Qualifying Real Estate Assets or real estate related assets, adopts a contrary interpretation with respect to Agency Whole Pool Certificates or otherwise believes we do not satisfy the exemption under Section 3(c)(5)(C), we could be required to restructure our activities or sell certain of our assets. The net effect of these factors will be to lower our net interest income, which could negatively affect the market price of shares of our capital stock and our ability to distribute dividends. If we fail to qualify for exemption from registration as an investment company, our ability to use leverage would be substantially reduced, and we would not be able to conduct our business as described. Our business will be materially and adversely affected if we fail to qualify for this exemption.

Risks Related to Our Taxation as a REIT

Our failure to maintain our qualification as a REIT would have adverse tax consequences.

We believe that since 1997 we have qualified for taxation as a REIT for U.S. federal income tax purposes under Sections 856 through 860 of the Code. We plan to continue to meet the requirements for taxation as a REIT. The determination that we are a REIT requires an analysis of various factual matters and circumstances that may not be totally within our control. For example, to maintain our qualification as a REIT, at least 75% of our gross income must come from real estate sources and 95% of our gross income must come from real estate sources and certain other sources that are itemized in the REIT tax laws. Additionally, our ability to satisfy the REIT asset tests depends upon our analysis of the characterization and fair market values of our assets, some of which are not susceptible to precise determination, and for which we will not obtain independent appraisals. The proper classification of an instrument as debt or equity for U.S. federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset requirements. We are also required to distribute to stockholders at least 90% of our REIT taxable income (determined without regard to the deduction for dividends paid and by excluding any net capital gain). Even a technical or inadvertent mistake could jeopardize our REIT status. Furthermore, Congress and the Internal Revenue Service ("IRS") might make changes to the tax laws and regulations, and the courts might issue new rulings that make it more difficult or impossible for us to remain qualified as a REIT.

We also indirectly own interests in entities that have elected to be taxed as REITs under the U.S. federal income tax laws, or "Subsidiary REITs." Subsidiary REITs are subject to the various REIT qualification requirements that are applicable to us. If any Subsidiary REIT were to fail to qualify as a REIT, then (i) that Subsidiary REIT would become subject to regular U.S. federal, state, and local corporate income tax, (ii) our interest in such Subsidiary REIT would cease to be a qualifying asset for purposes of the REIT asset tests, and (iii) it is possible that we would fail certain of the REIT asset tests, in which event we also would fail to maintain our qualification as a REIT unless we could avail ourselves of certain relief provisions. While we believe that the Subsidiary REITs have qualified as REITs under the Code, we have joined each Subsidiary REIT in filing "protective" TRS elections under Section 856(l) of the Code. We cannot assure you that such "protective" TRS elections would be effective to avoid adverse consequences to us. Moreover, even if the "protective" elections were to be effective, the Subsidiary REITs would be subject to regular corporate income tax, and we cannot assure you that we would not fail to satisfy the requirement that not more than 20% of the value of our total assets may be represented by the securities of one or more TRSs. If we fail to maintain our qualification as a REIT, we would be subject to U.S. federal income tax at regular corporate rates. Also, unless the IRS were to grant us relief under certain statutory provisions, we would remain disqualified as a REIT for four years following the year we first fail to qualify. If we fail to maintain our qualification as a REIT, we would have to pay significant income taxes and would therefore have less money available for investments or for distributions to our stockholders. This would likely have a significant adverse effect on the value of our equity. In addition, the tax law would no longer require us to make distributions to our stockholders.

A REIT that fails the quarterly asset tests for one or more quarters will not lose its REIT status as a result of such failure if either (i) the failure is regarded as a de minimis failure under standards set out in the Code, or (ii) the failure is greater than a de minimis failure but is attributable to reasonable cause and not willful neglect. In the case of a greater than de minimis failure, however, the REIT must pay a tax and must remedy the failure within six months of the close of the quarter in which the failure was identified. In addition, the Code provides relief for failures of other tests imposed as a condition of REIT qualification, as long as the failures are attributable to reasonable cause and not willful neglect. A REIT would be required to pay a penalty of $50,000, however, in the case of each failure.

Our distribution requirements could adversely affect our ability to execute our business plan.

As a REIT, we must distribute at least 90% of our REIT taxable income (determined without regard to the deduction for dividends paid and by excluding any net capital gain). The required distribution limits the amount we have available for other business purposes, including amounts to fund our growth. Also, it is possible that because of the differences between the time we actually receive revenue or pay expenses and the period we report those items for distribution purposes, we may have to borrow funds on a short-term basis to meet the 90% distribution requirement.

To the extent that we satisfy this distribution requirement, but distribute less than 100% of our taxable income, we will be subject to U.S. federal corporate income tax on our undistributed taxable income. In addition, we will be subject to a non-deductible 4% excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than a minimum amount specified under U.S. federal tax laws. We intend to make distributions to our stockholders to comply with the REIT qualification requirements of the Code.

From time to time, we may generate taxable income greater than our income for financial reporting purposes prepared in accordance with GAAP, or differences in timing between the recognition of taxable income and the actual receipt of cash may occur. For example, if we purchase Agency or non-Agency securities at a discount, we generally are required to accrete the discount into taxable income prior to receiving the cash proceeds of the accreted discount at maturity, and in some cases, potentially recognize the discount in taxable income once such amounts are reflected in our financial statements. If we do not have other funds available in these situations we could be required to (i) borrow funds on unfavorable terms, (ii) sell investments at disadvantageous prices, (iii) distribute our own stock, or (iv) distribute amounts that would otherwise be invested in future acquisitions to make distributions sufficient to enable us to pay out enough of our taxable income to satisfy the REIT distribution requirement and to avoid the corporate income tax and 4% excise tax in a particular year. Also, we or our subsidiaries may hold debt investments that could require subsequent modifications. If an amendment to an outstanding debt is a "significant modification" for U.S. federal income tax purposes, the modified debt may be deemed to have been reissued in a debt-for-debt taxable exchange with the borrower. This deemed reissuance could result in a portion of the modified debt not qualifying as a good REIT asset if the underlying security has declined in value, and would cause us to recognize income to the extent the principal amount of the modified debt exceeds our adjusted tax basis in the unmodified debt. These scenarios could increase our costs or reduce our stockholders' equity. Thus, compliance with the REIT requirements may hinder our ability to grow, which could adversely affect the value of our stock.

Conversely, from time to time, we may generate taxable income less than our income for financial reporting purposes due to GAAP and tax accounting differences or, as mentioned above, the timing between the recognition of taxable income and the actual receipt of cash. In such circumstances we may make distributions according to our business plan that are within our wherewithal from an economic or cash management perspective, but that are labeled as return of capital for tax reporting purposes, as they are in excess of taxable income in that period.

Distributions to tax-exempt investors may be classified as unrelated business taxable income.

Neither ordinary nor capital gain distributions with respect to our stock nor gain from the sale of our stock are anticipated to constitute unrelated business taxable income to a tax-exempt investor. However, there are certain exceptions to this rule. In particular:

- part of the income and gain recognized by certain qualified employee pension trusts with respect to our stock may be treated as unrelated business taxable income if shares of our stock are predominantly held by qualified employee pension trusts, and we are required to rely on a special look-through rule for purposes of meeting one of the REIT ownership tests, and we are not operated in a manner to avoid treatment of such income or gain as unrelated business taxable income;

- part of the income and gain recognized by a tax-exempt investor with respect to our stock would constitute unrelated business taxable income if the investor incurs debt in order to acquire the stock;

- part or all of the income or gain recognized with respect to our stock by social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans which are exempt from U.S. federal income taxation under the Code may be treated as unrelated business taxable income;

- to the extent that we (or a part of us, or a disregarded subsidiary of ours) are a "taxable mortgage pool," or if we hold residual interests in a real estate mortgage investment conduit or a CLO;

- a portion of the distributions paid to a tax-exempt stockholder that is allocable to excess inclusion income may be treated as unrelated business taxable income.

We may choose to pay dividends in our own stock.

We may in the future distribute taxable dividends that are payable in cash or shares of our stock at the election of each stockholder. Taxable stockholders receiving such dividends will be required to include the full amount of the dividend as ordinary income to the extent of our current and accumulated earnings and profits for U.S. federal income tax purposes. As a result, stockholders may be required to pay income taxes with respect to such dividends in excess of the cash dividends received. If a U.S. stockholder sells the stock that it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our stock at the time of the sale. Furthermore, with respect to certain non-U.S. stockholders, we may be required to withhold U.S. tax with respect to such dividends, including in respect to all or a portion of such dividend that is payable in stock. In addition, if a significant number of our stockholders determine to sell shares of our stock in order to pay taxes owed on dividends, it may put downward pressure on the trading price of our stock.

Our TRSs cannot constitute more than 20% of our total assets.

A TRS is a corporation, other than a REIT or a qualified REIT subsidiary, in which a REIT owns stock and with which the REIT jointly elects TRS status. The term also includes a corporate subsidiary in which the TRS owns more than a 35% interest.

A REIT may own up to 100% of the stock of one or more TRSs. A TRS may earn income that would not be qualifying income if it was earned directly by the parent REIT. Overall, at the close of any calendar quarter, no more than 20% of the value of a REIT's assets may consist of stock or securities of one or more TRSs.

The stock and securities of our TRSs are expected to represent less than 20% of the value of our total assets. Furthermore, we intend to monitor the value of our investments in the stock and securities of our TRSs to ensure compliance with the above-described limitation. We cannot assure you, however, that we will always be able to comply with the limitation so as to maintain REIT status.

TRSs are subject to tax at the regular corporate rates, are not required to distribute dividends, and the amount of dividends a TRS can pay to its parent REIT may be limited by REIT gross income tests.

A TRS must pay income tax at regular corporate rates on any income that it earns. In certain circumstances, the ability of our TRSs to deduct interest expenses for U.S. federal income tax may be limited. Such income, however, is not required to be distributed. Our TRSs will pay corporate income tax on their taxable income, and their after-tax net income will be available for distribution to us.

Moreover, the annual gross income tests that must be satisfied to maintain our REIT qualification may limit the amount of dividends that we can receive from our TRSs. Generally, not more than 25% of our gross income can be derived from non-real estate related sources, such as dividends from a TRS. If, for any taxable year, the dividends we receive from our TRSs, when added to our other items of non-real estate related income, were to represent more than 25% of our total gross income for the year, we could be denied REIT status, unless we were able to demonstrate, among other things, that our failure of the gross income test was due to reasonable cause and not willful neglect.

The limitations imposed by the REIT gross income tests may impede our ability to distribute assets from our TRSs to us in the form of dividends. Certain asset transfers may, therefore, have to be structured as purchase and sale transactions upon which our TRSs recognize a taxable gain.

If transactions between a REIT and a TRS are entered into on other than arm's-length terms, the REIT may be subject to a penalty tax.

If interest accrues on an indebtedness owed by a TRS to its parent REIT at a rate in excess of a commercially reasonable rate, then the REIT would be subject to tax at a rate of 100% on the excess of (i) interest payments made by a TRS to its parent REIT over (ii) the amount of interest that would have been payable had interest accrued on the indebtedness at a commercially reasonable rate. A tax at a rate of 100% is also imposed on any transaction between a TRS and its parent REIT to the extent the transaction gives rise to deductions to the TRS that are in excess of the deductions that would have been allowable had the transaction been entered into on arm's-length terms. While we will scrutinize all of our transactions with our TRSs in an effort to ensure that we do not become subject to these taxes, there is no assurance that we will be successful. We may not be able to avoid application of these taxes.

Even if we remain qualified as a REIT, we may face other tax liabilities that reduce our cash flow.

Even if we remain qualified for taxation as a REIT, we may be subject to certain federal, state and local taxes on our income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, excise taxes, state or local income, property and transfer taxes, such as mortgage recording taxes, and other taxes. In addition, in order to meet the REIT qualification requirements, prevent the recognition of certain types of non-cash income, or to avert the imposition of a 100% tax that applies to certain gains derived by a REIT from dealer property or inventory, we may hold some of our assets through our TRSs or other subsidiary corporations that will be subject to corporate level income tax at regular rates.

Complying with REIT requirements may cause us to forgo otherwise attractive opportunities and may force us to liquidate otherwise attractive investments.

To remain qualified as a REIT for U.S. federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts that we distribute to our stockholders and the ownership of our stock. Our ability to acquire and hold our investments is subject to the applicable REIT qualification tests. We must ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, U.S. Government securities and qualified real estate assets. The remainder of our investment in securities (other than U.S. Government securities, qualified real estate assets and securities issued by a TRS) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than U.S. Government securities, qualified real estate assets and securities issued by a TRS) can consist of the securities of any one issuer, and no more than 20% of the value of our total assets can be represented by securities of one or more TRSs.

Changes in the values or other features of our assets could cause inadvertent violations of the REIT requirements. If we fail to comply with the REIT requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. Additionally, we may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution.

Accordingly we may be unable to pursue investments that would be otherwise advantageous to us or be required to liquidate from our investment portfolio otherwise attractive investments if we feel it is necessary to satisfy the source-of-income, asset-diversification or distribution requirements for qualifying as a REIT. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

Liquidation of assets may jeopardize our REIT qualification or create additional tax liability for us.

To remain qualified as a REIT, we must comply with requirements regarding the composition of our assets and our sources of income. If we are compelled to liquidate our investments to repay obligations to our lenders, we may be unable to comply with these requirements, ultimately jeopardizing our qualification as a REIT, or we may be subject to a 100% tax on any resultant gain if we sell assets that are treated as dealer property or inventory.

The failure of assets subject to repurchase agreements to qualify as real estate assets could adversely affect our ability to remain qualified as a REIT.

We enter into certain financing arrangements that are structured as sale and repurchase agreements pursuant to which we nominally sell certain of our assets to a counterparty and simultaneously enter into an agreement to repurchase these assets at a later date in exchange for a purchase price. Economically, these agreements are financings that are secured by the assets sold pursuant thereto, and we treat them as such for U.S. federal income tax purposes. We believe that we would be treated for REIT asset and income test purposes as the owner of the assets that are the subject of any such sale and repurchase agreement notwithstanding that such agreement may transfer record ownership of the assets to the counterparty during the term of the agreement. It is possible, however, that the IRS could assert that we did not own the assets during the term of the sale and repurchase agreement, in which case we could fail to remain qualified as a REIT.

Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.

The REIT provisions of the Code could substantially limit our ability to hedge our liabilities. Any income from a properly designated hedging transaction we enter into to manage risk of interest rate changes with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets generally does not constitute "gross income" for purposes of the 75% or 95% gross income tests. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the gross income tests. As a result of these rules, we may have to limit our use of advantageous hedging techniques or implement those hedges through our TRSs. This could increase the cost of our hedging activities because our TRSs would be subject to tax on gains or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, losses in our TRSs generally will not provide any tax benefit, except for being carried forward potentially to offset taxable income in the TRSs for future periods.

Qualifying as a REIT involves highly technical and complex provisions of the Code.

Qualification as a REIT involves the application of highly technical and complex Code provisions for which only limited judicial and administrative authorities exist. Even a technical or inadvertent violation could jeopardize our REIT qualification. Our continued qualification as a REIT depends on our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis. In addition, our ability to satisfy the REIT qualification requirements depends in part on the actions of third parties over which we have no control or only limited influence, including in cases where we own an equity interest in an entity that is classified as a partnership for U.S. federal income tax purposes.

The tax on prohibited transactions limits our ability to engage in certain transactions.

The 100% tax on prohibited transactions will limit our ability to engage in transactions, including certain methods of structuring CMOs, which would be treated as prohibited transactions for U.S. federal income tax purposes.

The term "prohibited transaction" generally includes a sale or other disposition of property (including mortgage loans, but other than foreclosure property, as discussed below) that is held primarily for sale to customers in the ordinary course of a trade or business by us or by a borrower that has issued a shared appreciation mortgage or similar debt instrument to us. We could be subject to this tax if we were to dispose of or structure CMOs in a manner that was treated as a prohibited transaction for U.S. federal income tax purposes.

We intend to conduct our operations at the REIT level so that no asset that we own (or are treated as owning) will be treated as or as having been, held for sale to customers, and that a sale of any such asset will not be treated as having been in the ordinary course of our business. As a result, we may choose not to engage in certain transactions at the REIT level, and may limit the structures we utilize for our CMO transactions, even though the sales or structures might otherwise be beneficial to us. In addition, whether property is held "primarily for sale to customers in the ordinary course of a trade or business" depends on the particular facts and circumstances. No assurance can be given that any property that we sell will not be treated as property held for sale to customers, or that we can comply with certain safe-harbor provisions of the Code that would prevent such treatment. The 100% tax does not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular corporate rates. We intend to structure our activities to avoid the prohibited transaction tax.

Certain financing activities may subject us to U.S. federal income tax and could have negative tax consequences for our stockholders.

We may enter into securitization transactions and other financing transactions that could result in us, or a portion of our assets, being treated as a taxable mortgage pool for U.S. federal income tax purposes. If we enter into such a transaction in the future, we could be taxable at the highest corporate income tax rate on a portion of the income arising from a taxable mortgage pool, referred to as "excess inclusion income," that is allocable to the percentage of our shares held in record name by disqualified organizations (generally tax-exempt entities that are exempt from the tax on unrelated business taxable income, such as state pension plans and charitable remainder trusts and government entities). In that case, we could reduce distributions to such stockholders by the amount of tax paid by us that is attributable to such stockholder's ownership.

If we were to realize excess inclusion income, IRS guidance indicates that the excess inclusion income would be allocated among our stockholders in proportion to the dividends paid. Excess inclusion income cannot be offset by losses of a stockholder. If the stockholder is a tax-exempt entity and not a disqualified organization, then this income would be fully taxable as unrelated business taxable income under Section 512 of the Code. If the stockholder is a foreign person, it would be subject to U.S. federal income tax at the maximum tax rate and withholding will be required on this income without reduction or exemption pursuant to any otherwise applicable income tax treaty.

Uncertainty exists with respect to the treatment of our TBAs for purposes of the REIT asset and income tests.

We purchase and sell Agency mortgage-backed securities through TBAs and recognize income or gains from the disposition of those TBAs, through dollar roll transactions or otherwise, and may continue to do so in the future. While there is no direct authority with respect to the qualification of TBAs as real estate assets or U.S. Government securities for purposes of the 75% asset test or the qualification of income or gains from dispositions of TBAs as gains from the sale of real property (including interests in real property and interests in mortgages on real property) or other qualifying income for purposes of the 75% gross income test, we treat our TBAs as qualifying assets for purposes of the REIT asset tests, and we treat income and gains from our TBAs as qualifying income for purposes of the 75% gross income test, based on an opinion of counsel substantially to the effect that (i) for purposes of the REIT asset tests, our ownership of a TBA should be treated as ownership of real estate assets, and (ii) for purposes of the 75% REIT gross income test, any gain recognized by us in connection with the settlement of our TBAs should be treated as gain from the sale or disposition of an interest in mortgages on real property. Opinions of counsel are not binding on the IRS, and no assurance can be given that the IRS will not successfully challenge the conclusions set forth in such opinions. In addition, it must be emphasized that the opinion of counsel is based on various assumptions relating to our TBAs and is conditioned upon fact-based representations and covenants made by our management regarding our TBAs. No assurance can be given that the IRS would not assert that such assets or income are not qualifying assets or income. If the IRS were to successfully challenge the opinion of counsel, we could be subject to a penalty tax or we could fail to remain qualified as a REIT if a sufficient portion of our assets consists of TBAs or a sufficient portion of our income consists of income or gains from the disposition of TBAs.

Dividends payable by REITs generally receive different tax treatment than dividend income from regular corporations.

Qualified dividend income payable to U.S. stockholders that are individuals, trusts and estates is subject to the reduced maximum tax rate applicable to capital gains. Dividends payable by REITs, however, generally are not eligible for the reduced qualified dividend rates. Non-corporate taxpayers may deduct up to 20% of certain pass-through business income, including "qualified REIT dividends" (generally, dividends received by a REIT shareholder that are not designated as capital gain dividends or qualified dividend income), subject to certain limitations, resulting in an effective maximum U.S. federal income tax rate of 29.6% on such income. Although the reduced U.S. federal income tax rate applicable to qualified dividend income does not adversely affect the taxation of REITs or dividends payable by REITs, the more favorable rates applicable to regular corporate qualified dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our stock. Tax rates could be changed in future legislation.

New legislation or administrative or judicial action, in each instance potentially with retroactive effect, could make it more difficult or impossible for us to remain qualified as a REIT.

The present U.S. federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial or administrative action at any time, which could affect the U.S. federal income tax treatment of an investment in us. The U.S. federal income tax rules dealing with REITs constantly are under review by persons involved in the legislative process, the IRS and the U.S. Treasury, which results in statutory changes as well as frequent revisions to regulations and interpretations. Future revisions in federal tax laws and interpretations thereof could affect or cause us to change our investments and commitments and affect the tax considerations of an investment in us.

Counterparty Risks

The soundness of our counterparties and other financial institutions could adversely affect us.

Financial services institutions are interrelated as a result of trading, clearing, counterparty, borrower, or other relationships. We have exposure to many different counterparties, and routinely execute transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, mortgage companies, and other financial institutions. Many of these transactions expose us to credit or counterparty risk in the event of default of our counterparty or, in certain instances, our counterparty's customers. There is no assurance that any such losses would not materially and adversely impact our revenues, financial condition and earnings.

We are subject to counterparty risk and may be unable to seek indemnity or require counterparties to repurchase residential whole loans if they breach representations and warranties, which could cause us to suffer losses.

When selling or securitizing mortgage loans, sellers typically make customary representations and warranties about such loans. Residential mortgage loan purchase agreements may entitle the purchaser of the loans to seek indemnity or demand repurchase or substitution of the loans in the event the seller of the loans breaches a representation or warranty given to the purchaser. There can be no assurance that a mortgage loan purchase agreement will contain appropriate representations and warranties, that we or the trust that purchases the mortgage loans would be able to enforce a contractual right to repurchase or substitution, or that the seller of the loans will remain solvent or otherwise be able to honor its obligations under its mortgage loan purchase agreements. The inability to obtain or enforce an indemnity or require repurchase of a significant number of loans could adversely affect our results of operations, financial condition and business.

 Our rights under our repurchase and derivative agreements are subject to the effects of the bankruptcy laws in the event of the bankruptcy or insolvency of us or our lenders.

In the event of our insolvency or bankruptcy, certain repurchase and derivative agreements may qualify for special treatment under the U.S. Bankruptcy Code, the effect of which, among other things, would be to allow the lender to avoid the automatic stay provisions of the U.S. Bankruptcy Code and to foreclose on and/or liquidate the collateral pledged under such agreements without delay. In the event of the insolvency or bankruptcy of a lender during the term of a repurchase or derivative agreement, the lender may be permitted, under applicable insolvency laws, to repudiate the contract, and our claim against the lender for damages (after any permitted collateral liquidation and setoff) may be treated as an unsecured claim. Net claims in our favor after application of setoff would be subject to significant delay and costs to us and, if and when received, may be substantially less than the damages we actually incur.

Investment and Market Related Risks

We may experience declines in the market value of our assets.

We may experience declines in the market value of our assets due to interest rate changes, deterioration of the credit of the borrower or counterparty, or other reasons described in other risk factors. These declines can result in fair value adjustments, impairments, decreases in reported asset and earnings, margin calls, liquidity risks, and other adverse impacts.

Investments in MSR may expose us to additional risks.

We invest in MSR and financial instruments whose cash flows are considered to be largely dependent on underlying MSR that either directly or indirectly act as collateral for the investment. We expect to increase our exposure to MSR-related investments in 2024. Generally, we have the right to receive certain cash flows from the MSR that are generated from the servicing fees and/or excess servicing spread associated with the MSR. Our investments in MSR-related assets expose us to risks associated with MSR, including the following:

- Investments in MSR are highly illiquid and subject to numerous restrictions on transfer and, as a result, there is risk that we would be unable to locate a willing buyer or get required approval to sell MSR in the future should we desire to do so.

- Our rights to the excess servicing spread are subordinate to the interests of Fannie Mae, Freddie Mac and Ginnie Mae, and are subject to extinguishment. Fannie Mae and Freddie Mac each require approval of the sale of excess servicing spreads pertaining to their respective MSR. We have entered into acknowledgment agreements or subordination of interest agreements with them, which acknowledge our subordinated rights.

- Changes in minimum servicing compensation for agency loans could occur at any time and could negatively impact the value of the income derived from MSR.

- The value of MSR is highly sensitive to changes in prepayment rates. Decreasing market interest rates are generally associated with increases in prepayment rates as borrowers are able to refinance their loans at lower costs. Prepayments result in the partial or complete loss of the cash flows from the related MSR. Accordingly, an increase in prepayments can result in a reduction in the value and income we may earn of our MSR related assets and negatively affect our profitability.

- While we have executed recapture agreements with our subservicers to attempt to retain the MSR investment resulting from a refinance transaction, the effectiveness of these efforts is impacted by borrower, subservicer, and unaffiliated lender behavior.

- Servicers are responsible for advancing the payment of principal, interest, and escrow items on mortgage loans when those payments are not timely made by the borrower (including during periods of forbearance) and the timing and amount of recovery of those advances is unpredictable.

If we are not able to successfully manage these and other risks related to investing in MSR, it may adversely affect the value of our MSR-related assets.

A prolonged economic slowdown or declining real estate values could impair the assets we may own.

Our non-Agency mortgage-backed securities, mortgage loans, and MSR may be susceptible to economic slowdowns or recessions, which could lead to financial losses in our assets and a decrease in revenues, net income and asset values.

Owners of Agency mortgage-backed securities are protected from the risk of default on the underlying mortgages by guarantees from Fannie Mae, Freddie Mac or, in the case of the Ginnie Mae, the U.S. Government. A default on those underlying mortgages exposes us to prepayment risk described above, but not a credit loss. However, we also acquire CRTs, non-Agency mortgage-backed securities and residential loans, which are backed by residential real property but, in contrast to Agency mortgage-backed securities, the principal and interest payments are not guaranteed by GSEs or the U.S. Government. Our CRT, non-Agency mortgage-backed securities and residential loan investments are therefore particularly sensitive to recessions and declining real estate values.

In the event of a default on one of the residential mortgage loans that we hold in our portfolio or a mortgage loan underlying CRT or non-Agency mortgage-backed securities in our portfolio, we bear the risk of loss as a result of the potential deficiency between the value of the collateral and the debt owed, as well as the costs and delays of foreclosure or other remedies, and the costs of maintaining and ultimately selling a property after foreclosure. Delinquencies and defaults on mortgage loans for which we own the servicing rights will adversely affect the amount of servicing fee income we receive and may result in increased servicing costs and operational risks due to the increased complexity of servicing delinquent and defaulted mortgage loans.

An increase in interest rates may adversely affect the market value of our interest earning assets and, therefore, also our book value.

Increases in interest rates may negatively affect the market value of our interest earning assets because in a period of rising interest rates, the value of certain interest earning assets may fall and reduce our book value. For example, our fixed-rate interest earning assets are generally negatively affected by increases in interest rates because in a period of rising rates, the coupon we earn on our fixed-rate interest earning assets would not change. Our book value would be reduced by the amount of a decline in the market value of our interest earning assets.

Actions by the Federal Reserve may affect the price and returns of our assets.

The Federal Reserve (the "Fed") owns approximately $2.4 trillion of Agency mortgage-backed securities as of December 31, 2023. Certain actions taken by the U.S. government, including the Fed, may have a negative a impact on our results. For example, rising short-term interest rates as the Fed lifts its monetary policy rate to slow the currently elevated rate of inflation may have a negative impact on our results. Meanwhile, any potential future reduction of the Fed's balance sheet might lead to higher interest rate volatility and wider mortgage-backed security spreads that could negatively impact Annaly's portfolio.

We invest in securities that are subject to mortgage credit risk.

We invest in securities in the credit risk transfer CRT sector. The CRT sector is comprised of the risk sharing transactions issued by Fannie Mae ("CAS") and Freddie Mac ("STACR"), and similarly structured transactions arranged by third party market participants. The securities issued in the CRT sector are designed to synthetically transfer mortgage credit risk from Fannie Mae and Freddie Mac to private investors. The holder of the securities in the CRT sector has the risk that the borrowers may default on their obligations to make full and timely payments of principal and interest. Investments in securities in the CRT sector could cause us to incur losses of income from, and/or losses in market value relating to, these assets if there are defaults of principal and/or interest on the pool of mortgages referenced in the transaction. The holder of the CRT may also bear the risk of the default of the issuer of the security.

Changes in credit spreads may affect the market price of credit-sensitive investments.

A significant component of the fair value of CRT and non-Agency securities and other credit risk-oriented investments is attributable to the credit spread, or the difference between the value of the credit instrument and the value of a financial instrument with similar interest rate exposure, but with no credit risk, such as a U.S. Treasury note. Credit spreads can be highly volatile and may fluctuate due to changes in economic conditions, liquidity, investor demand and other factors. Credit spreads typically widen in times of increased market uncertainty or when economic conditions have or are expected to deteriorate. Credit spreads may also widen due to actual or anticipated rating downgrades on the securities or similar securities. Hedging fair value changes associated with credit spreads can be inefficient and our hedging strategies are not primarily designed to mitigate credit spread risk. Widening credit spreads could net unrealized gains to decrease or result in net losses.

Geographic concentration exposes investors to greater risk of default and loss.

Repayments by borrowers and the market value of the related assets could be affected by economic conditions generally or specific to geographic areas or regions of the United States, and concentrations of mortgaged residential properties in particular geographic areas may increase the risk that adverse economic or other developments or natural or man-made disasters affecting a particular region of the country could increase the frequency and severity of losses on mortgage loans or other real estate debt secured by those properties. From time to time, regions of the United States experience significant real estate downturns when others do not. Regional economic declines or conditions in regional real estate markets could adversely affect the income from, and market value of, the mortgaged properties. In addition, local or regional economies may be adversely affected to a greater degree than other areas of the country by developments affecting industries concentrated in such area. A decline in the general economic condition in the region in which mortgaged properties securing the related mortgage loans are located would result in a decrease in consumer demand in the region, and the income from and market value of the mortgaged properties may be adversely affected.

Other regional factors – e.g., rising sea levels, earthquakes, floods, forest fires, hurricanes or changes in governmental rules or fiscal policies – also may adversely affect the mortgaged properties. Assets in certain regional areas may be more susceptible to certain hazards (such as earthquakes, widespread fires, floods or hurricanes) than properties in other parts of the country and collateral properties located in coastal states may be more susceptible to hurricanes than properties in other parts of the country. As a result, areas affected by such events often experience disruptions in travel, transportation and tourism, loss of jobs and an overall decrease in consumer activity, and often a decline in real estate-related investments. These types of occurrences may increase over time or become more severe due to changes in weather patterns and other climate changes. There can be no assurance that the economies in such impacted areas will recover sufficiently to support income producing real estate at pre-event levels or that the costs of the related clean-up will not have a material adverse effect on the local or national economy.

Inadequate property insurance coverage could have an adverse impact on our operating results.

Residential real estate assets may suffer casualty losses due to risks (including acts of terrorism) that are not covered by insurance or for which insurance coverage requirements have been contractually limited by the related loan documents. Moreover, if reconstruction or major repairs are required following a casualty, changes in laws that have occurred since the time of original construction may materially impair the borrower's ability to effect such reconstruction or major repairs or may materially increase the cost thereof.

There is no assurance that borrowers have maintained or will maintain the insurance required under the applicable loan documents or that such insurance will be adequate. In addition, the effects of climate change have made, and may continue to make, certain types of insurance, such as flood insurance, increasingly difficult and/or expensive to obtain in certain areas.In addition, since the residential mortgage loans generally do not require maintenance of terrorism insurance, we cannot assure you that any property will be covered by terrorism insurance. Therefore, damage to a collateral property that is not adequately insured or damage to a collateral property caused by acts of terror may not be covered by insurance and may result in substantial losses to us.

Our assets may become non-performing or sub-performing assets in the future.

Our assets may in the near or the long term become non-performing or sub-performing assets, which are subject to increased risks relative to performing assets. Residential mortgage loans may become non-performing or sub-performing for a variety of reasons that result in the borrower being unable to meet its debt service and/or repayment obligations, such as the underlying property being too highly leveraged or the financial distress of the borrower. Such non-performing or sub-performing assets may require a substantial amount of workout negotiations and/or restructuring, which may involve substantial cost and divert the attention of our management from other activities and may entail, among other things, a substantial reduction in interest rate, the capitalization of interest payments and/or a substantial write-down of the principal of the loan. Even if a restructuring were successfully accomplished, the borrower may not be able or willing to maintain the restructured payments or refinance the restructured loan upon maturity.

From time to time we may find it necessary or desirable to foreclose the liens of loans we acquire or originate, and the foreclosure process may be lengthy and expensive. Borrowers may resist foreclosure actions by asserting numerous claims, counterclaims and defenses to payment against us (such as lender liability claims and defenses) even when such assertions may have no basis in fact or law, in an effort to prolong the foreclosure action and force the lender into a modification of the loan or a favorable buy-out of the borrower's position. In some states, foreclosure actions can take several years or more to litigate. At any time prior to or during the foreclosure proceedings, the borrower may file for bankruptcy, which would have the effect of staying the foreclosure actions and further delaying the resolution of our claims. Foreclosure may create a negative public perception of the related property, resulting in a diminution of its value. Even if we are successful in foreclosing on a loan, the liquidation proceeds upon sale of the underlying real estate may not be sufficient to recover our cost basis in the loan, resulting in a loss to us. Furthermore, any costs or delays involved in the foreclosure of a loan or a liquidation of the underlying property will further reduce the proceeds and thus increase our loss. Any such reductions could materially and adversely affect the value of the residential mortgage loans in which we invest.

Whether or not we have participated in the negotiation of the terms of a loan, there can be no assurance as to the adequacy of the protection of the terms of the loan, including the validity or enforceability of the loan and the maintenance of the anticipated priority and perfection of the applicable security interests. Furthermore, claims may be asserted that might interfere with enforcement of our rights. In the event of a foreclosure, we may assume direct ownership of the underlying real estate. The liquidation proceeds upon sale of that real estate may not be sufficient to recover our cost basis in the loan, resulting in a loss to us. Any costs or delays involved in the effectuation of a foreclosure of the loan or a liquidation of the underlying property will further reduce the proceeds and increase our loss.

Whole loan mortgages are also subject to "special hazard" risk (property damage caused by hazards, such as earthquakes or environmental hazards, not covered by standard property insurance policies), and to bankruptcy risk (reduction in a borrower's mortgage debt by a bankruptcy court). In addition, claims may be assessed against us on account of our position as mortgage holder or property owner, as applicable, including responsibility for tax payments, environmental hazards and other liabilities, which could have a material adverse effect on our results of operations, financial condition and our ability to make distributions to our stockholders.

We may be required to repurchase residential mortgage loans or indemnify investors if we breach representations and warranties.

When we sell or securitize loans, we will be required to make customary representations and warranties about such loans to the loan purchaser. Our mortgage loan sale agreements will require us to repurchase or substitute loans in the event we breach a representation or warranty given to the loan purchaser. In addition, we may be required to repurchase loans as a result of borrower fraud or in the event of early payment default on a mortgage loan. Likewise, we may be required to repurchase or substitute loans if we breach a representation or warranty in connection with our securitizations. The remedies available to a purchaser of mortgage loans are generally broader than those available to us against the originating broker or correspondent. Further, if a purchaser enforces its remedies against us, we may not be able to enforce the remedies we have against the sellers. The repurchased loans typically can only be financed at a steep discount to their repurchase price, if at all. They are also typically sold at a significant discount to the unpaid principal balance. Significant repurchase activity could adversely affect our cash flow, results of operations, financial condition and business prospects.

Our and our third party service providers' and servicers' due diligence of potential assets may not reveal all weaknesses in such assets.

Before acquiring a residential real estate debt asset, we will assess the strengths and weaknesses of the borrower, originator or issuer of the asset as well as other factors and characteristics that are material to the performance of the asset. In making the assessment and otherwise conducting customary due diligence, we will rely on resources available to us, including our third party service providers and servicers. This process is particularly important with respect to newly formed originators or issuers because there may be little or no information publicly available about these entities and assets. There can be no assurance that our due diligence process will uncover all relevant facts or that any asset acquisition will be successful.

When we foreclose on an asset, we may come to own the property securing the loan.

When we foreclose on a residential real estate asset, we may take title to the property securing that asset, and if we do not or cannot sell the property, we would then come to own and operate it as "real estate owned." Owning and operating real property involves risks that are different (and in many ways more significant) than the risks faced in owning a debt instrument secured by that property. In addition, we may end up owning a property that we would not otherwise have decided to acquire directly at the price of our original investment or at all. If we foreclose on and come to own property, our financial performance and returns to investors could suffer.

Proposals to acquire mortgage loans by eminent domain may adversely affect the value of our assets.

Local governments have taken steps to consider how the power of eminent domain could be used to acquire residential mortgage loans. There can be no certainty whether any mortgage loans sought to be purchased will be mortgage loans held in securitization trusts and what purchase price would be paid for any such mortgage loans. Any such actions could have a material adverse effect on the market value of our mortgage-backed securities, mortgage loans and MSR. There is also no certainty as to whether any such action without the consent of investors would face legal challenge, and, if so, the outcome of any such challenge.

Subordinated tranches of non-Agency mortgage-backed securities are subordinate in right of payment to more senior securities.

Our investments may include subordinated tranches of non-Agency mortgage-backed securities, which are subordinated classes of securities in a structure of securities collateralized by a pool of mortgage loans and, accordingly, are the first or among the first to bear the loss upon a restructuring or liquidation of the underlying collateral and the last to receive payment of interest and principal. Additionally, estimated fair values of these subordinated interests tend to be more sensitive to changes in economic conditions than more senior securities. As a result, such subordinated interests generally are not actively traded and may not be liquid investments.

Our hedging strategies may be costly, and may not hedge our risks as intended.

Our policies permit us to enter into interest rate swaps, caps and floors, interest rate swaptions, interest rate futures, and other derivative transactions to help us mitigate our interest rate and prepayment risks described above subject to maintaining our qualification as a REIT and our Investment Company Act exemption. We have used interest rate swaps and options to enter into interest rate swaps (commonly referred to as interest rate swaptions) to provide a level of protection against interest rate risks. We may also purchase or sell TBAs on Agency mortgage-backed securities, purchase or write put or call options on TBAs, invest in other types of mortgage derivatives, such as interest-only securities, and hold short positions in U.S. Treasury securities. No hedging strategy can protect us completely. Interest rate hedging may fail to protect or could adversely affect us because, among other things: interest rate hedging can be expensive, particularly during periods of volatile interest rates; available hedges may not correspond directly with the risk for which protection is sought; and the duration of the hedge may not match the duration of the related asset or liability.

We are subject to risks of loss from weather conditions, man-made or natural disasters and the direct and indirect effects of climate change.

Assets in which we hold a direct or indirect interest could experience severe weather, including hurricanes, severe winter storms, and flooding (including as a result of sea level rise), all of which may become more severe as a result of climate change, which among other effects could impact house prices and housing-related costs and/or disrupt borrowers' ability to pay their mortgage and or loan. In addition, such events, particularly if they are not adequately covered by insurance or have a broader negative impact on the local economy, may decrease the value of land and property secured by mortgages. Moreover, long term climate change could trigger extreme weather conditions that result in macroeconomic and demographic shifts. Over time, these conditions could result in repricing of the assets (land, property, securities) that we hold. There can be no assurance that climate change and severe weather will not have a material adverse effect on our financial performance.

Operational and Cybersecurity Risks

Inaccurate models or the data used by models may expose us to risk.

Given our strategies and the complexity of the valuation of our assets, we must rely heavily on analytical models (both proprietary models developed by us and those supplied by third parties) and information and data supplied by our third party vendors and servicers. Models and data are used to value assets or potential asset purchases and also in connection with hedging our assets. When models and data prove to be incorrect, misleading or incomplete, any decisions made in reliance thereon expose us to potential risks. For example, by relying on models and data, especially valuation models, we may be induced to buy certain assets at prices that are too high, to sell certain other assets at prices that are too low or to miss favorable opportunities altogether. Similarly, any hedging based on faulty models and data may prove to be unsuccessful. Furthermore, despite our valuation validation processes our models may nevertheless prove to be incorrect.

Some of the risks of relying on analytical models and third party data are particular to analyzing tranches from securitizations, such as commercial or residential mortgage-backed securities. These risks include, but are not limited to, the following: (i) collateral cash flows and/or liability structures may be incorrectly modeled in all or only certain scenarios, or may be modeled based on simplifying assumptions that lead to errors; (ii) information about collateral may be incorrect, incomplete, or misleading; (iii) collateral or bond historical performance (such as historical prepayments, defaults, cash flows, etc.) may be incorrectly reported, or subject to interpretation (e.g., different issuers may report delinquency statistics based on different definitions of what constitutes a delinquent loan); or (iv) collateral or bond information may be outdated, in which case the models may contain incorrect assumptions as to what has occurred since the date information was last updated.

Some of the analytical models used by us, such as mortgage prepayment models or mortgage default models, are predictive in nature. The use of predictive models has inherent risks. For example, such models may incorrectly forecast future behavior, leading to potential losses on a cash flow and/or a mark-to-market basis. In addition, the predictive models used by us may differ substantially from those models used by other market participants, with the result that valuations based on these predictive models may be substantially higher or lower for certain assets than actual market prices. Furthermore, since predictive models are usually constructed based on historical data supplied by third parties, the success of relying on such models may depend heavily on the accuracy and reliability of the supplied historical data and the ability of these historical models to accurately reflect future periods.

All valuation models rely on correct market data inputs. If incorrect market data is entered into even a well-founded valuation model, the resulting valuations will be incorrect. However, even if market data is inputted correctly, "model prices" will often differ substantially from market prices, especially for securities with complex characteristics, such as derivative instruments or structured notes.

We are highly dependent on information systems and networks, many of which are operated by third parties, and any failure of these systems or networks could materially and adversely affect our business.

Our business is highly dependent on communications and information systems and networks. Any failure or interruption of our systems or networks or cyberattacks or other information security breaches of our networks or systems could cause delays or other problems in our securities trading activities, including mortgage-backed securities trading activities. In addition, we also face the risk of operational failure, termination or capacity constraints of any of the third parties with which we do business or that facilitate our business activities, including clearing agents or other financial intermediaries we use to facilitate our securities transactions, if their respective systems experience failure, interruption, cyberattacks, or other information security breaches. Certain third parties provide information needed for our financial statements that we cannot obtain or verify from other sources. If one of those third parties experiences a system or network failure or cybersecurity incident, we may not have access to that information or may not have confidence in its accuracy.

Any failure to maintain performance, reliability and security of our technical infrastructure, systems or networks, or any such failure by third parties upon whom we rely, could materially and adversely affect our business.

Cyberattacks or other information security breaches could adversely affect our business, reputation and financial condition.

Cybersecurity risks for financial services businesses have significantly increased in recent years in part because of the proliferation of new technologies, including generative artificial intelligence, and the increased sophistication and activities of organized crime, hackers, terrorists, nation-states, state-sponsored actors and other external parties. Computer malware, ransomware, viruses, computer hacking, denial-of-service attacks, and social engineering attacks (including phishing attacks) have become more prevalent in our industry and we are subject to such attempted attacks. Cybersecurity risks also may derive from fraud or malice on the part of our employees or third parties, or may result from human error, software bugs, server malfunctions, software or hardware failure or other technological failure. Such threats may be difficult to detect for long periods of time and also may be further enhanced in frequency or effectiveness through threat actors' use of artificial intelligence.

We rely heavily on our financial, accounting and other data processing systems. A cyberattack or other information security breach of such systems could lead to unauthorized access to and release, misuse, loss or destruction of our confidential information or personal or confidential information of our clients, employees or third parties, which could lead to regulatory fines, costs of remediating the breach, reputational harm, financial losses, litigation and increased difficulty doing business with third parties that rely on us to meet their own data protection requirements.

While we generally perform cybersecurity diligence on our key service providers, we do not control our service providers and our ability to monitor their cybersecurity is limited. Some of our service providers may store or have access to our data and may not have effective controls, processes, or practices to protect our information from loss, unauthorized disclosure, unauthorized use or misappropriation, cyberattacks or other information security breach. A vulnerability in our service providers' software or systems, a failure of our service providers' safeguards, policies or procedures, or a cyberattack or other information security breach affecting any of these third parties could harm our business.

Although we have not detected a material cybersecurity breach to date, other financial institutions have reported material breaches of their systems, some of which have been significant. Even with all reasonable security efforts, not every breach can be prevented or even detected. It is possible that we have experienced an undetected breach. There is no assurance that we, or the third parties that facilitate our business activities, have not or will not experience a breach. We may be held responsible if certain third parties that facilitate our business activities experience a breach. Additionally, we cannot be certain that our insurance coverage will be adequate for cybersecurity liabilities actually incurred, that insurance will continue to be available to us on economically reasonable terms, or at all, or that our insurer will not deny coverage as to any future claim.

We may face increased costs as we continue to evolve our cyber defenses in order to contend with changing risks, and possible increased costs of complying with cybersecurity laws and regulations. These costs and losses associated with these risks are difficult to predict and quantify, but could have a significant adverse effect on our operating results.

It is difficult to determine what, if any, negative impact may directly result from any specific interruption or cyberattacks or other information security breaches of our networks or systems (or the networks or systems of third parties that facilitate our business activities), but any cyberattack or other information security breach may negatively affect our operations. Further, we could be exposed to litigation, regulatory enforcement, investigations or other legal action as a result of an incident, carrying the potential for damages, fines, sanctions or other penalties, injunctive relief requiring costly compliance measures, and reputational damage.

We depend on third party service providers, including mortgage loan servicers and sub-servicers, for a variety of services related to our business.

We depend on a variety of services provided by third party service providers related to our investments in MSR as well as for general operating purposes. For example, we rely on the mortgage servicers who service the mortgage loans underlying our MSR to, among other things, collect principal and interest payments on such mortgage loans and perform loss mitigation services in accordance with applicable laws and regulations. Mortgage servicers and other service providers, such as trustees, bond insurance providers, due diligence vendors and document custodians, may fail to perform or otherwise not perform in a manner that promotes our interests.

For example, any legislation or regulation intended to reduce or prevent foreclosures through, among other things, loan modifications may reduce the value of mortgage loans, including those underlying our MSR. Mortgage servicers may be required or otherwise incentivized by the Federal or state governments to pursue actions designed to assist mortgagors, such as loan modifications, forbearance plans and other actions intended to prevent foreclosure even if such loan modifications and other actions are not in the best interests of the beneficial owners of the mortgage loans. Similarly, legislation delaying the initiation or completion of foreclosure proceedings on specified types of residential mortgage loans or otherwise limiting the ability of mortgage servicers to take actions that may be essential to preserve the value of the mortgage loans may also reduce the value of mortgage loans underlying our MSR. Any such limitations are likely to cause delayed or reduced collections from mortgagors and generally increase servicing costs. As a consequence of the foregoing matters, our business, financial condition and results of operations may be adversely affected.

Our investments in residential whole loans subject us to servicing-related risks.

In connection with the acquisition and securitization of residential whole loans, we rely on unaffiliated servicing companies to service and manage the mortgages underlying our non-Agency mortgage-backed securities and our residential whole loans. If a servicer is not vigilant in seeing that borrowers make their required monthly payments, borrowers may be less likely to make these payments, resulting in a higher frequency of default. If a servicer takes longer to liquidate non-performing mortgages, our losses related to those loans may be higher than originally anticipated.

Any failure by servicers to service these mortgages and related real estate owned ("REO") properties could negatively impact the value of these investments and our financial performance. In addition, while we have contracted, and will continue to contract, with unaffiliated servicing companies to carry out the actual servicing of the loans we purchase together with the related MSR (including all direct interface with the borrowers), we are nevertheless ultimately responsible, *vis-à-vis* the borrowers and state and federal regulators, for ensuring that the loans are serviced in accordance with the terms of the related notes and mortgages and applicable law and regulation. In light of the current regulatory environment, such exposure could be significant even though we might have contractual claims against our servicers for any failure to service the loans to the required standard.

A default by the mortgage servicer in its capacity as servicer and/or failure of the mortgage servicer to perform its obligations related to any MSR could result in a loss of value of servicing fees and/or excess servicing spread. Mortgage servicers are subject to extensive federal, state and local laws, regulations and administrative decisions and failure to comply with such regulations can expose the servicer to fines, damages and losses. In the capacity of servicer, mortgage servicers operate in a highly litigious industry that subject it to potential lawsuits related to billing and collections practices, modification protocols or foreclosure practices.

When a residential whole loan we own is foreclosed upon, title to the underlying property would be taken by one of our subsidiaries. The foreclosure process, especially in judicial foreclosure states such as New York, Florida and New Jersey can be lengthy and expensive, and the delays and costs involved in completing a foreclosure, and then liquidating the property through sale, may materially increase any related loss. Finally, at such time as title is taken to a foreclosed property, it may require more extensive rehabilitation than we estimated at acquisition or a previously unknown environmental liability may be discovered that would require expensive and time-consuming remediation.

Additionally, given the magnitude of the 2008-2009 housing crisis, and in response to the well-publicized failures of many servicers to follow proper foreclosure procedures, mortgage servicers are being held to much higher foreclosure-related documentation standards than they previously were. However, because many mortgages have been transferred and assigned multiple times (and by means of varying assignment procedures) throughout the origination, warehouse, and securitization processes, mortgage servicers have generally had much more difficulty furnishing the requisite documentation to initiate or complete foreclosures. In addition, unexpected macro-level events such as the COVID-19 pandemic or natural disasters have led, and could continue to lead, to delays in the foreclosure process, both by operation of state law (e.g., foreclosure moratoriums in certain states) and by delays in the judicial system. These circumstances have led to stalled or suspended foreclosure proceedings, and ultimately additional foreclosure-related costs. Foreclosure-related delays also tend to increase ultimate loan loss severities as a result of property deterioration, amplified legal and other costs, and other factors. Many factors delaying foreclosure, such as borrower lawsuits and judicial backlog and scrutiny, are outside of a servicer's control and have delayed, and will likely continue to delay, foreclosure processing in both judicial states (where foreclosures require court involvement) and non-judicial states. The concerns about deficiencies in foreclosure practices of servicers and related delays in the foreclosure process may impact our loss assumptions and has affected and may continue to affect the values of, and our returns on, our investments in residential whole loans.

The performance of loans underlying our MSR related assets may be adversely affected by the performance of the related mortgage servicer.

The performance of the loans underlying our MSR related assets is subject to risks associated with inadequate or untimely servicing. If our mortgage servicers commit a material breach of their obligations as a servicer, we may be subject to damages if the breach is not cured within a specified period of time following notice. In addition, poor performance by a mortgage servicer may result in greater than expected delinquencies and foreclosures and losses on the mortgage loans underlying our MSR related assets. A substantial increase in our delinquency or foreclosure rate or the inability to process claims could adversely affect our ability to access the capital and secondary markets for our financing needs.

Similarly to the way in which we service residential whole loans, we have also contracted, and will continue to contract, with unaffiliated servicing companies to carry out the actual servicing activities (including all direct interface with the borrowers). However, we are nevertheless ultimately responsible, vis-à-vis the borrowers and state and federal regulators, for ensuring that these activities are performed in accordance with the terms of the related notes and mortgages and applicable laws and regulations. In light of the current regulatory environment, such exposure could be significant even though we might have contractual claims against our servicers for any failure to service the loans to the required standard.

A default by the mortgage servicer in its capacity as servicer and/or failure of the mortgage servicer to perform its obligations related to any MSR could result in a loss of value of servicing fees and/or excess servicing spread. Mortgage servicers are subject to extensive federal, state and local laws, regulations and administrative decisions and failure to comply with such regulations can expose the servicer to fines, damages and losses. In the capacity of servicer, mortgage servicers operate in a highly litigious industry that subject them to potential lawsuits related to billing and collections practices, modification protocols or foreclosure practices.

An increase or decrease in prepayment rates may adversely affect our profitability.

The mortgage-backed securities we acquire are backed by pools of mortgage loans. We receive payments, generally, from the payments that are made on the underlying mortgage loans. We often purchase mortgage-backed securities that have a higher coupon rate than the prevailing market interest rates. In exchange for a higher coupon rate, we typically pay a premium over par value to acquire these mortgage-backed securities. In accordance with U.S. generally accepted accounting principles ("GAAP"), we amortize the premiums on our mortgage-backed securities over the expected life of the related mortgage-backed securities. If the mortgage loans securing these mortgage-backed securities prepay at a more rapid rate than anticipated, we will have to amortize our premiums on an accelerated basis that may adversely affect our profitability.

Defaults on mortgage loans underlying Agency mortgage-backed securities typically have the same effect as prepayments because of the underlying Agency guarantee.

Prepayment rates generally increase when interest rates fall and decrease when interest rates rise, but changes in prepayment rates are difficult to predict. Prepayment rates also may be affected by conditions in the housing and financial markets, general economic conditions and the relative interest rates on fixed-rate and adjustable-rate mortgage loans. We may seek to minimize prepayment risk to the extent practical, and in selecting investments we must balance prepayment risk against other risks and the potential returns of each investment. No strategy can completely insulate us from prepayment risk. We may choose to bear increased prepayment risk if we believe that the potential returns justify the risk.

Conversely, a decline in prepayment rates on our investments will reduce the amount of principal we receive and therefore reduce the amount of cash we otherwise could have reinvested in higher yielding assets at that time, which could negatively impact our future operating results.

We are subject to reinvestment risk.

We are subject to reinvestment risk as a result of changes in interest rates. Declines in interest rates are generally accompanied by increased prepayments of mortgage loans, which in turn results in a prepayment of the related mortgage-backed securities. An increase in prepayments could result in the reinvestment of the proceeds we receive from such prepayments into lower yielding assets. Conversely, increases in interest rates are generally accompanied by decreased prepayments of mortgage loans, which could reduce our capital available to reinvest into higher-yielding assets.

Competition may affect ability and pricing of our target assets.

We operate in a highly competitive market for investment opportunities. Our profitability depends, in large part, on our ability to acquire our target assets at attractive prices. In acquiring our target assets, we compete with a variety of institutional investors, including other REITs, specialty finance companies, public and private funds, government entities, commercial and investment banks, commercial finance and insurance companies and other financial institutions. Many of our competitors are substantially larger and have considerably greater financial, technical, technological, marketing and other resources than we do. Other REITs with investment objectives that overlap with ours may elect to raise significant amounts of capital, which may create additional competition for investment opportunities. Some competitors may have a lower cost of funds and access to funding sources that may not be available to us. Many of our competitors are not subject to the operating constraints associated with REIT compliance or maintenance of an exemption from the Investment Company Act. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us. Furthermore, competition for investments in our target assets may lead to the price of such assets increasing, which may further limit our ability to generate desired returns. We cannot provide assurance that the competitive pressures we face will not have a material adverse effect on our business, financial condition and results of operations. Also, as a result of this competition, desirable investments in our target assets may be limited in the future and we may not be able to take advantage of attractive investment opportunities from time to time, as we can provide no assurance that we will be able to identify and make investments that are consistent with our investment objectives.

We may enter into new lines of business, acquire other companies or engage in other strategic initiatives, each of which may result in additional risks and uncertainties in our businesses.

We may pursue growth through acquisitions of other companies or other strategic initiatives. To the extent we pursue strategic investments or acquisitions, undertake other strategic initiatives or consider new lines of business, we will face numerous risks and uncertainties, including risks associated with:

- the availability of suitable opportunities;
- the level of competition from other companies that may have greater financial resources;
- our ability to assess the value, strengths, weaknesses, liabilities and potential profitability of potential acquisition opportunities accurately and negotiate acceptable terms for those opportunities;
- the required investment of capital and other resources;
- the lack of availability of financing and, if available, the terms of any financings;
- the possibility that we have insufficient expertise to engage in such activities profitably or without incurring inappropriate amounts of risk;
- the diversion of management's attention from our core businesses;
- the potential loss of key personnel of an acquired business;

- assumption of liabilities in any acquired business;
- the disruption of our ongoing businesses;
- the increasing demands on or issues related to the combining or integrating operational and management systems and controls;
- compliance with additional regulatory requirements;
- costs associated with integrating and overseeing the operations of the new businesses;
- failure to realize the full benefits of an acquisition, including expected synergies, cost savings, or growth opportunities, within the anticipated timeframe or at all; and
- post-acquisition deterioration in an acquired business that could result in lower or negative earnings contribution and/or goodwill impairment charges.

Entry into certain lines of business may subject us to new laws and regulations with which we are not familiar, or from which we are currently exempt, and may lead to increased litigation and regulatory risk. The decision to increase or decrease investments within a line of business may lead to additional risks and uncertainties. In addition, if a new or acquired business generates insufficient revenues or if we are unable to efficiently manage our expanded operations, our results of operations will be adversely affected. Our strategic initiatives may include joint ventures, in which case we will be subject to additional risks and uncertainties in that we may be dependent upon, and subject to liability for, losses or reputational damage relating to systems, controls and personnel that are not under our control.

Some of our investments, including those related to non-prime loans, involve credit risk.

Our current investment strategy includes seeking growth in our residential credit business. The holder of a mortgage or mortgage-backed securities assumes the risk that the related borrowers may default on their obligations to make full and timely payments of principal and interest. Under our investment policy, we have the ability to acquire non-Agency mortgage-backed securities, residential whole loans, MSR and other investment assets of lower credit quality. In general, non-Agency mortgage-backed securities carry greater investment risk than Agency mortgage-backed securities because they are not guaranteed as to principal or interest by the U.S. Government, any federal agency or any federally chartered corporation. Non-investment grade, non-Agency securities tend to be less liquid, may have a higher risk of default and may be more difficult to value than investment grade bonds. Higher-than-expected rates of default and/or higher-than-expected loss severities on the mortgages underlying our non-Agency mortgage-backed securities, MSR or on our residential whole loan investments may adversely affect the value of those assets. Accordingly, defaults in the payment of principal and/or interest on our non-Agency mortgage-backed securities, residential whole loan investments, MSR and other investment assets of lower credit quality would likely result in our incurring losses of income from, and/or losses in market value relating to, these assets.

We have certain investments in non-Agency mortgage-backed securities backed by collateral pools containing mortgage loans that were originated under underwriting standards that were less strict than those used in underwriting "prime mortgage loans." These lower standards permitted mortgage loans, often with LTV ratios in excess of 80%, to be made to borrowers having impaired credit histories, lower credit scores, higher debt-to-income ratios and/or unverified income. Difficult economic conditions, including increased interest rates and lower home prices, can result in non-prime and subprime mortgage loans having increased rates of delinquency, foreclosure, bankruptcy and loss (including such as during the credit crisis of 2007-2008 and the housing crisis that followed), and are likely to otherwise experience delinquency, foreclosure, bankruptcy and loss rates that are higher, and that may be substantially higher, than those experienced by mortgage loans underwritten in a more traditional manner. Thus, because of higher delinquency rates and losses associated with non-prime and subprime mortgage loans, the performance of our non-Agency mortgage-backed securities that are backed by these types of loans could be correspondingly adversely affected, which could materially adversely impact our results of operations, financial condition and business.

If we are unable to attract, motivate and retain qualified talent, including our key personnel, it could materially and adversely affect us.

Our success and our ability to manage anticipated future growth depend, in large part, upon the efforts of our highly skilled employees, and particularly on our key personnel, including our executive officers. Our executive officers have extensive experience and strong reputations in the sectors in which we operate and have been instrumental in setting our strategic direction, operating our business, identifying, recruiting, and training our other key personnel, and arranging necessary financing. The departure of any of our executive officers or other key personnel, or our inability to attract, motivate and retain highly qualified employees at all levels of the firm in light of the intense competition for talent, could adversely affect our business, operating results or financial condition; diminish our investment opportunities; or weaken our relationships with lenders, business partners and industry personnel.

Other Risks

The market price and trading volume of our shares of common stock may be volatile and issuances of large amounts of shares of our common stock could cause the market price of our common stock to decline.

If we issue a significant number of shares of common stock or securities convertible into common stock in a short period of time, there could be a dilution of the existing common stock and a decrease in the market price of the common stock.

The market price of our shares of common stock may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume in our shares of common stock may fluctuate and cause significant price variations to occur. We cannot assure you that the market price of our shares of common stock will not fluctuate or decline significantly in the future. Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our shares of common stock include those set forth under "Special Note Regarding Forward-Looking Statements" as well as:

- actual or anticipated variations in our quarterly operating results or business prospects;

- changes in our earnings estimates or publication of research reports about us or the real estate industry;

- an inability to meet or exceed securities analysts' estimates or expectations;

- increases in market interest rates;

- hedging or arbitrage trading activity in our shares of common stock;

- capital commitments;

- changes in market valuations of similar companies;

- adverse market reaction to any increased indebtedness we incur in the future;

- additions or departures of management personnel;

- actions by institutional stockholders or activist investors;

- speculation in the press or investment community;

- changes in our distribution policy;

- government action or regulation;

- general market and economic conditions; and

- future sales of our shares of common stock or securities convertible into, or exchangeable or exercisable for, our shares of common stock.

Holders of our shares of common stock will be subject to the risk of volatile market prices and wide fluctuations in the market price of our shares of common stock. These factors may cause the market price of our shares of common stock to decline, regardless of our financial condition, results of operations, business or prospects. It is impossible to assure you that the market prices of our shares of common stock will not fall in the future.

Under our charter, we have 1,531,750,000 authorized shares of capital stock, par value of $0.01 per share. Sales of a substantial number of shares of our common stock or other equity-related securities in the public market, or any hedging or arbitrage trading activity that may develop involving our common stock, could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities.

We may change our policies without stockholder approval.

Our Board has established very broad investment guidelines that may be amended from time to time. Our Board and management determine all of our significant policies, including our investment, financing, capital and asset allocation and distribution policies. They may amend or revise these policies at any time without a vote of our stockholders, or otherwise initiate a change in asset allocation. Policy changes could adversely affect our financial condition, results of operations, the market price of our common stock or our ability to pay dividends or distributions.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

For a full discussion of our cybersecurity risk management process and policies, please refer to the subsection titled "Operational Risk Management" within the "Risk Management" section of Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations."

ITEM 2. PROPERTIES

Our executive and administrative office is located at 1211 Avenue of the Americas New York, New York 10036, telephone 212-696-0100. This office is leased under a non-cancelable lease expiring September 30, 2025.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we are involved in various claims and legal actions arising in the ordinary course of business. As of December 31, 2023, we were not party to any pending material legal proceedings and we are not aware of any contemplated material proceedings by governmental authorities.

ITEM 4. MINE SAFETY DISCLOSURES

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock began trading publicly on October 8, 1997 and is traded on the New York Stock Exchange under the trading symbol "NLY." As of January 31, 2024, we had 500,080,287 shares of common stock issued and outstanding which were held by approximately 480,324 beneficial holders. The equity compensation plan information called for by Item 201(d) of Regulation S-K is set forth in Item 12 of Part III of this Form 10-K under the heading "Equity Compensation Plan Information."

Dividends

We intend to pay quarterly dividends and to distribute to our stockholders all or substantially all of our taxable income in each year (subject to certain adjustments) consistent with the distribution requirements applicable to REITs. This will enable us to qualify for the tax benefits accorded to a REIT under the Code. We have not established a minimum dividend payment level and our ability to pay dividends may be adversely affected by factors beyond our control. In addition, unrealized changes in the estimated fair value of available-for-sale investments may have a direct effect on dividends. All distributions will be made at the discretion of our Board and will depend on our earnings, our financial condition, maintenance of our REIT status and such other factors as our Board may deem relevant from time to time. See also Item 1A. "Risk Factors." No dividends can be paid on our common stock unless we have paid full cumulative dividends on our preferred stock. From the date of issuance of our preferred stock through December 31, 2023, we have paid full cumulative dividends on our preferred stock.

Share Performance Graph

The following graph and table set forth certain information comparing the yearly percentage change in cumulative total return on our common stock to the cumulative total return of the Standard & Poor's Composite 500 stock Index or S&P 500 Index, and the Bloomberg Mortgage REIT Index, or BBG REIT index, an industry index of mortgage REITs. The comparison is for the five-year period ended December 31, 2023 and assumes the reinvestment of dividends. The graph and table assume that $100 was invested in our common stock and the two other indices on the last trading day of the initial year shown in the graph. Upon written request we will provide stockholders with a list of the REITs included in the BBG REIT Index.

Five-Year Share Performance

	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022	12/31/2023
Annaly Capital Management, Inc.	100	107	110	113	89	93
S&P 500 Index	100	131	156	200	164	207
BBG REIT Index	100	124	96	113	86	98

The information in the share performance graph and table has been obtained from sources believed to be reliable, but neither the accuracy nor completeness can be guaranteed. The historical information set forth above is not necessarily indicative of future performance. Accordingly, we do not make or endorse any predictions as to future share performance.

The above performance graph and related information shall not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or 14C under the Securities Exchange Act or to the liabilities of Section 18 of the Securities Exchange Act, and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act, except to the extent that we specifically incorporate it by reference into such a filing.

Share Repurchase

In January 2022, we announced that our Board authorized the repurchase of up to $1.5 billion of our outstanding common shares through December 31, 2024. The new share repurchase program replaces our previous $1.5 billion share repurchase program, which expired on December 31, 2021. No shares were repurchased with respect to this share repurchase program during the year ended December 31, 2023. As of December 31, 2023, the maximum dollar value of shares that may yet be purchased under this program was $1.5 billion.

In November 2022, we announced that our Board authorized a repurchase plan for all of our existing outstanding Preferred Stock (as defined below, the "Preferred Stock Repurchase Program"). Under the terms of the plan, we are authorized to repurchase up to an aggregate of 63,500,000 shares of Preferred Stock, comprised of up to (i) 28,800,000 shares of our 6.95% Series F Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, par value $0.01 per share (the "Series F Preferred Stock"), (ii) 17,000,000 shares of our 6.50% Series G Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, par value $0.01 per share (the "Series G Preferred Stock"), and (iii) 17,700,000 shares of our 6.75% Series I Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, par value $0.01 per share (the "Series I Preferred Stock", and together with Series F Preferred Stock and Series G Preferred Stock, the "Preferred Stock"). The aggregate liquidation value of the Preferred Stock that may be repurchased by us pursuant to the Preferred Stock Repurchase Program, as of November 3, 2022, was approximately $1.6 billion. The Preferred Stock Repurchase Program became effective on November 3, 2022, and shall expire on December 31, 2024. No shares were repurchased to with respect to the Preferred Stock Repurchase Program during the year ended December 31, 2023. As of December 31, 2023, the maximum dollar value of shares that may yet be purchased under this plan was $1.6 billion.

Purchases made pursuant to the Preferred Stock Repurchase Program will be made in either the open market or in privately negotiated transactions from time to time as permitted by securities laws and other legal requirements. The timing, manner, price and amount of any repurchases will be determined by us in our discretion and will be subject to economic and market conditions, stock price, applicable legal requirements and other factors. The authorization does not obligate us to acquire any particular amount of Preferred Stock and the program may be suspended or discontinued at our discretion without prior notice.

ITEM 6. [Reserved]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

All references to "Annaly," "we," "us," or "our" mean Annaly Capital Management, Inc. and all entities owned by us, except where it is made clear that the term means only the parent company. Refer to the section titled "Glossary of Terms" located at the end of this Item 7 for definitions of commonly used terms in this annual report on Form 10-K.

This section of our Form 10-K generally discusses 2023 and 2022 items and year-to-year comparisons between 2023 and 2022. Discussions of 2021 items and year-to-year comparisons between 2022 and 2021 that are not included in this Form 10-K can be found in Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our annual report on Form 10-K for the year ended December 31, 2022.

ANNALY CAPITAL MANAGEMENT, INC. AND SUBSIDIARIES
Item 7. Management's Discussion and Analysis

Overview

We are a leading diversified capital manager with investment strategies across mortgage finance. Our principal business objective is to generate net income for distribution to our stockholders and optimize our returns through prudent management of our diversified investment strategies. We are an internally-managed Maryland corporation founded in 1997 that has elected to be taxed as a REIT. Our common stock is listed on the New York Stock Exchange under the symbol "NLY."

We use our capital coupled with borrowed funds to invest primarily in real estate related investments, earning the spread between the yield on our assets and the cost of our borrowings and hedging activities.

For a full discussion of our business, refer to the section titled "Business Overview" of Part I, Item 1. "Business."

Reverse Stock Split

On September 8, 2022, we announced that our Board had unanimously approved a reverse stock split of our common stock at a ratio of 1-for-4 (the "Reverse Stock Split"). The Reverse Stock Split was effective following the close of business on September 23, 2022 (the "Effective Time"). Accordingly, at the Effective Time, every four issued and outstanding shares of our common stock were converted into one share of our common stock. No fractional shares were issued in connection with the Reverse Stock Split. Instead, each stockholder that would have held fractional shares as a result of the Reverse Stock Split received cash in lieu of such fractional shares. The par value per share of our common stock remained unchanged at $0.01 per share after the Reverse Stock Split. Accordingly, for all historical periods presented, an amount equal to the par value of the reduced number of shares resulting from the Reverse Stock Split was reclassified from Common stock to Additional paid in capital in our Consolidated Statements of Financial Condition. All references made to share or per share amounts in the accompanying consolidated financial statements and disclosures have been retroactively adjusted, where applicable, to reflect the effects of the Reverse Stock Split.

Business Environment

Financial markets saw meaningful volatility in 2023, marking a second consecutive year in which fixed income markets were more broadly impacted by elevated uncertainty around the outlook for the economy and the macroeconomic landscape. The volatility was driven by a combination of factors, including bank earnings and liquidity pressures that emerged in March 2023 following the sudden failure of Silicon Valley Bank. Fears over the health of the broader banking system ultimately proved disproportionate, evidenced by a normalization in interest rates as the economy remained robust. However, interest rates then rose sharply between August and October with the ten-year Treasury note reaching the 5% yield mark as market participants appeared increasingly concerned about the outlook for the fiscal trajectory. The total deficit reached $1.78 trillion for the full calendar year, representing another year of large fiscal deficits despite healthy economic growth.

The broader economy continued to expand, labor markets remained robust and inflation moderated throughout the year. While many observers had expected the economy to enter into a recession in 2023, data thus far has suggested that inflation moderated without a meaningful deterioration in economic activity, setting up a scenario in which parts of the economy moved into better balances without a sharp contraction in economic output or a significantly weaker labor market (a so-called "soft landing"). The increased likelihood of a soft landing appears to have been driven by numerous factors, including fewer price pressures on the supply side of the economy as shipping of goods normalized following earlier disruptions from the pandemic and the Russian invasion of the Ukraine. In addition, U.S. consumers continue to find employment and enjoy healthy balance sheets, while growing wages afford them the ability to continue to spend on goods and services, thereby supporting broader economic growth. Private sector investment activity rebounded somewhat in 2023 relative to 2022, while government spending and investment incentives created by federal legislation supported economic growth as well.

Following the rapid tightening in monetary policy in 2022, the Federal Reserve (the "Fed") raised interest rates an additional one percentage point in 2023 and ultimately kept the Federal Funds Target Rate at 5.25% – 5.50% since late July. Meanwhile, the Fed maintained the pace it set in 2022 in the reduction of its balance sheet throughout the year, effectively letting up to $60 billion in Treasury and up to $35 billion in Agency MBS runoff per month in 2023. Driven by the continued maturities, the Federal Reserve's balance sheet declined by $838 billion to $7.7 trillion over the course of the year.

In this environment, home prices outperformed the market's expectations despite mortgage rates reaching 20-year highs, resulting in historically low affordability for prospective homeowners. Home prices have continued to benefit from existing homeowners' inability to move homes absent a meaningful increase in housing costs (the so called "lock in effect"), resulting in low availability of inventory for sale as borrowers locked into below-market mortgage rates are less willing to move or trade up. Housing activity remains depressed, although we have seen modest signs of an uptick in demand following the recent decline in mortgage rates. Ultimately, we are constructive on the housing market outlook should the labor market and consumers remain resilient in line with a "soft landing" economic scenario.

Over the course of the year, we generated a +6.0% economic return, which demonstrates the efficacy of our diversified housing finance model, as well as our disciplined portfolio and risk management. In light of the volatile environment, we continued to proactively manage our leverage profile throughout the year, in turn reducing our economic leverage from 6.3x at the end of the 2022 to 5.7x at the end of 2023. A part of the reduced leverage is driven by further diversification into our Residential Credit and MSR businesses, which are less levered than Agency MBS. Of note, the combined capital allocation to the two businesses increased by five percentage points to 38% at the end of 2023.

Turning to the Agency MBS portfolio, our aggregate portfolio declined modestly, falling from $72.9 billion in assets at the end of 2022 to $65.7 billion at the end of 2023. The lower portfolio balance is largely driven by asset sales throughout the year to accommodate the shift in capital allocation, as well as a somewhat lower leverage in the strategy as interest rate markets and mortgage spreads remained very volatile throughout most of the year. In addition to somewhat lower aggregate holdings, we focused on shifting the coupon distribution higher throughout the year, bringing the share of 5.0% coupons or higher to 48%, up 17 percentage points from the 2022 year-end levels. In addition, we rotated out of "to be announced" ("TBA") security holdings, in turn reducing our holdings from $10.6 billion at the end of 2022 to ($0.6) billion at the end of 2023. This reduction was driven by the combination of reduced advantageous financing of TBA securities relative to specified pool ownership and the desire to add prepayment protection in higher coupon purchases. Finally, given attractive relative value opportunities with respect to Agency MBS, we increased our portfolio of Agency CMBS to $3.5 billion market value, as the asset class offered an attractive stable cash flow in volatile interest rate markets.

The residential credit sector benefited from the strong economic environment and the resilience of the housing market, enabling us to continue to achieve progress in building out the business. Our Residential Credit portfolio ended the year at $5.7 billion market value, having grown 14% year over year, and representing 20% of the firm's capital. The business growth continued to be driven by our residential whole loan acquisition strategy, through which our Residential Credit business acquired $4.7 billion in loans, with a vast majority coming through our correspondent channel, which allows us to control all aspects of the loan making process, including asset selection, counterparties and loss mitigation.

Finally, we also continued to grow our MSR portfolio, further increasing assets through purchases predominantly of low-coupon bulk MSR packages, in turn growing the portfolio by 50% throughout 2023, to $2.7 billion market value. Similar to 2022, bulk trading activity of MSR packages remained at historically elevated levels as mortgage originators looked to monetize MSR holdings to offset low profit margins in their mortgage origination businesses. Meanwhile, demand for MSR also remained strong, as a broad investor base sought MSR as purely financial investments or to acquire escrow deposits and customers that can later be refinanced. We opportunistically bought MSR packages as a strategic partner to originators given our complementary business strategy as a financial investor. Our MSR portfolio continued to consist predominantly of low coupon, high quality conventional MSR, which at the weighted average coupon of 3.06% at the end of 2023, remained far from having a refinancing incentive considering prevailing mortgage rates.

Economic leverage is a non-GAAP financial measure. Refer to the "Non-GAAP Financial Measures" section for additional information, including reconciliations to its most directly comparable GAAP results.

Economic Environment

U.S. real economic growth accelerated in 2023, with U.S. gross domestic product ("GDP") rising 2.5% on a year-over-year basis, above the 1.9% recorded for 2022. Economic activity continued to strengthen throughout the year, led by sizeable increases in consumption. Consumer balance sheets remained healthy and benefited from further income growth, leading retail sales data to notably increase in the fourth quarter. Increased government spending spread across state, local and federal levels, as well as higher exports, also boosted the GDP. Meanwhile, fixed business investment was more muted throughout the year, while residential housing started to move sideways and home sales continued to fall in light of higher mortgage rates. Heading into 2024, recession risks appear relatively low given the upbeat picture of consumer and business spending, although the impact of the Fed's monetary policy tightening continues to flow through to the real economy and credit conditions have tightened.

Meanwhile, the supply and demand for labor moved into better balance by the end of 2023. The unemployment rate ended the year at 3.7%, increasing 0.2 percentage points from the historic low of 3.5% reported in December 2022. Total nonfarm payroll employment expanded at a slower pace in 2023, totaling 3.1 million added jobs, relative to 4.5 million added jobs seen in 2022. Strong job creation was accompanied by an increase in the supply of workers, as the labor force participation rate increased gradually throughout the year and the employment-to-population ratio rose slightly. At the same time, job openings trended lower, although they remained elevated relative to pre-pandemic averages. As a result of the more balanced labor market, wage growth slowed as the Employment Cost Index wages rose 4.3% over the 12 months ending in December, well below the 5.1% shown by the same metric a year earlier.

Price pressures remained at elevated levels throughout the year although they have shown notable signs of progress toward the Fed's 2% target. The headline Personal Consumption Expenditure Chain Price Index ("PCE"), the Fed's preferred inflation gauge, measured 2.6% in December 2023, after peaking at 7.0% on a year-over-year basis in June 2022. The core measure, which does not include price changes in food and energy sectors, measured 2.9% year-over year, the first time that the core PCE has been below 3.0% on a year-over-year basis since March 2021. Additionally, recent survey measures of short-run inflation expectations have declined meaningfully and longer-term inflation expectations appear well anchored. The disinflationary pressures are mostly attributed to lower goods prices, while the service sector remains elevated, particularly in measures such as shelter inflation.

The Fed conducts monetary policy with a dual mandate: full employment and price stability. Given the easing of inflation pressures, the Fed slowed its tightening campaign at the beginning of 2023 and remained on pause in the second half of the year. The target range for the Federal Funds rate increased 100 basis points from 4.25% - 4.50% in December 2022 to 5.25% - 5.50% by the end of 2023. At the December meeting of the Federal Open Market Committee ("FOMC"), Federal Reserve Chair Jerome Powell stated that the policy rate is at or near its peak in the Fed's tightening cycle and signaled an potentially easier monetary policy over the course of 2024. Regarding the FOMC's balance sheet policy, the decline in their securities portfolio, which started in 2022, continued uninterrupted throughout all of 2023. The amount of quantitative tightening – the process in which the Federal Reserve lets securities in its portfolio mature, thereby lowering bank reserves and other liquidity in the financial system – continues at $95 billion per month across U.S. Treasuries and Agency MBS, almost twice the runoff rate of the prior quantitative tightening period between 2017 and 2019.

During 2023, U.S. Treasury rates were volatile as market participants adjusted expectations for economic conditions and monetary policy. Despite the volatility, the yield on the 10-year Treasury note ended the year effectively unchanged at 3.88%. The 10-year Treasury Inflation Protected Security ("TIPS"), which subtracts the expected inflation rate from the bond's nominal yield, fell 13 basis points, as market participants have started to price in an easing cycle for the Fed. Meanwhile, the mortgage basis, or the spread between the 30-year Agency MBS coupon and 10-year U.S. Treasury rate, tightened slightly, ending the year 12 basis points tighter than December 2022.

The following table below presents interest rates and spreads at each date presented:

	As of December 31,		
	2023	**2022**	**2021**
30-Year mortgage current coupon	**5.25%**	5.39%	2.07%
Mortgage basis	**137 bps**	152 bps	56 bps
10-Year U.S. Treasury rate	**3.88%**	3.87%	1.51%
OIS SOFR Swaps			
1-Month	**5.35%**	4.36%	0.05%
6-Month	**5.15%**	4.80%	0.19%

London Interbank Offered Rate ("LIBOR") Transition

All LIBOR tenors relevant to us either are no longer published or are no longer representative. All of our LIBOR-linked instruments have fallen back to a non-LIBOR-based index, either by their contractual terms, pursuant to U.S. federal legislation, through clearinghouse action, or otherwise.

Results of Operations

The results of our operations are affected by various factors, many of which are beyond our control. Certain of such risks and uncertainties are described herein (see "Special Note Regarding Forward-Looking Statements" above) and in Part I, Item 1A. "Risk Factors".

This Management Discussion and Analysis section contains analysis and discussion of financial results computed in accordance with U.S. generally accepted accounting principles ("GAAP") and non-GAAP measurements. To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we provide non-GAAP financial measures to enhance investor understanding of our period-over-period operating performance and business trends, as well as for assessing our performance versus that of industry peers.

Refer to the "Non-GAAP Financial Measures" section for additional information.

Net Income (Loss) Summary

The following table presents financial information related to our results of operations as of and for the years ended December 31, 2023, 2022 and 2021.

		As of and for the Years Ended December 31,				
		2023		**2022**		**2021**
		(dollars in thousands, except per share data)				
Interest income	$	3,731,581	$	2,778,887	$	1,983,036
Interest expense		3,842,965		1,309,735		249,243
Net interest income		(111,384)		1,469,152		1,733,793
Servicing and related income		364,157		246,926		69,018
Servicing and related expense		37,652		25,145		12,202
Net servicing income		326,505		221,781		56,816
Other income (loss)		(1,651,591)		243,787		796,360
Less: Total general and administrative expenses		162,553		162,729		186,014
Income (loss) before income taxes		(1,599,023)		1,771,991		2,400,955
Income taxes		39,434		45,571		4,675
Net income (loss)		(1,638,457)		1,726,420		2,396,280
Less: Net income (loss) attributable to noncontrolling interests		4,714		1,095		6,384
Net income (loss) attributable to Annaly		(1,643,171)		1,725,325		2,389,896
Less: Dividends on preferred stock		141,676		110,623		107,532
Net income (loss) available (related) to common stockholders	$	(1,784,847)	$	1,614,702	$	2,282,364
Net income (loss) per share available (related) to common stockholders						
Basic	$	(3.61)	$	3.93	$	6.40
Diluted	$	(3.61)	$	3.92	$	6.39
Weighted average number of common shares outstanding						
Basic		494,541,323		411,348,484		356,856,520
Diluted		494,541,323		411,621,758		357,142,251
Other information						
Investment portfolio at period-end	$	87,396,467	$	78,469,860	$	74,792,041
Average total assets	$	88,177,773	$	78,768,785	$	81,925,499
Average equity	$	11,437,590	$	11,616,995	$	13,728,352
GAAP leverage at period-end [(1)]		6.8:1		6.0:1		4.7:1
GAAP capital ratio at period-end [(2)]		12.2%		13.9 %		17.2 %
Annualized return on average total assets		(1.86)%		2.19 %		2.92 %
Annualized return on average equity		(14.33)%		14.86 %		17.45 %
Net interest margin [(3)]		(0.13)%		1.92 %		2.28 %
Average yield on interest earning assets [(4)]		4.32 %		3.64 %		2.61 %
Average GAAP cost of interest bearing liabilities [(5)]		5.13 %		2.03 %		0.37 %
Net interest spread		(0.81)%		1.61 %		2.24 %
Weighted average experienced CPR for the period		6.5 %		12.2 %		23.7 %
Weighted average projected long-term CPR at period-end		9.4 %		7.8 %		12.7 %
Common stock book value per share	$	19.44	$	20.79	$	31.88
Non-GAAP metrics *						
Interest income (excluding PAA)	$	3,733,235	$	2,418,300	$	2,040,194
Economic interest expense [(5)]	$	2,257,912	$	943,574	$	525,385
Economic net interest income (excluding PAA)	$	1,475,323	$	1,474,726	$	1,514,809
Premium amortization adjustment cost (benefit)	$	1,654	$	(360,587)	$	57,158
Earnings available for distribution [(6)]	$	1,554,014	$	1,850,138	$	1,768,391
Earnings available for distribution per average common share	$	2.86	$	4.23	$	4.65
Annualized EAD return on average equity (excluding PAA)		13.71 %		16.02 %		12.90 %
Economic leverage at period-end [(1)]		5.7:1		6.3:1		5.7:1
Economic capital ratio at period-end [(2)]		14.0 %		13.4 %		14.4 %
Net interest margin (excluding PAA) [(3)]		1.62 %		2.03 %		2.02 %
Average yield on interest earning assets (excluding PAA) [(4)]		4.33 %		3.16 %		2.68 %
Average economic cost of interest bearing liabilities [(5)]		3.01 %		1.46 %		0.79 %

Net interest spread (excluding PAA)	**1.32 %**	1.70 %	1.89 %

* Represents a non-GAAP financial measure. Refer to the "Non-GAAP Financial Measures" section for additional information.

[1] GAAP leverage is computed as the sum of repurchase agreements, other secured financing, debt issued by securitization vehicles, participations issued, and U.S. Treasury securities sold, not yet purchased divided by total equity. Economic leverage is computed as the sum of recourse debt, cost basis of to-be-announced ("TBA") and CMBX derivatives outstanding, and net forward purchases (sales) of investments divided by total equity. Recourse debt consists of repurchase agreements, other secured financing (excluding certain non-recourse credit facilities), and U.S. Treasury securities sold, not yet purchased. Certain credit facilities (included within other secured financing), debt issued by securitization vehicles, and participations issued are non-recourse to us and are excluded from economic leverage.

[2] GAAP capital ratio is computed as total equity divided by total assets. Economic capital ratio is computed as total equity divided by total economic assets. Total economic assets include the implied market value of TBA derivatives and net of debt issued by securitization vehicles.

[3] Net interest margin represents our interest income less interest expense divided by the average interest earning assets. Net interest margin does not include net interest component of interest rate swaps. Net interest margin (excluding PAA) represents the sum of our interest income (excluding PAA) plus TBA dollar roll income and CMBX coupon income less interest expense and the net interest component of interest rate swaps divided by the sum of average interest earning assets plus average outstanding TBA contract and CMBX balances.

[4] Average yield on interest earning assets represents annualized interest income divided by average interest earning assets. Average interest earning assets reflects the average amortized cost of our investments during the period. Average yield on interest earning assets (excluding PAA) is calculated using annualized interest income (excluding PAA).

[5] Average GAAP cost of interest bearing liabilities represents annualized interest expense divided by average interest bearing liabilities. Average interest bearing liabilities reflects the average balances during the period. Average economic cost of interest bearing liabilities represents annualized economic interest expense divided by average interest bearing liabilities. Economic interest expense is comprised of GAAP interest expense and the net interest component of interest rate swaps.

[6] Excludes dividends on preferred stock.

GAAP

Net income (loss) was ($1.6) billion, which includes $4.7 million attributable to noncontrolling interests, or $(3.61) per average basic common share, for the year ended December 31, 2023 compared to $1.7 billion, which includes $1.1 million attributable to noncontrolling interests, or $3.93 per average basic common share, for the same period in 2022. We attribute the majority of the change in net income (loss) to an unfavorable change in net gains (losses) on derivatives and net interest income, partially offset by favorable changes in net gains (losses) on investments and other, higher net servicing income, higher other, net and lower business divestiture-related losses. Net gains (losses) on derivatives for the year ended December 31, 2023 was $0.4 billion compared to $4.9 billion for the same period in 2022. Net interest income for the year ended December 31, 2023 was ($111.4) million compared to $1.5 billion for the same period in 2022. Net gains (losses) on investments and other for the year ended December 31, 2023 was ($2.1) billion compared to ($4.6) billion for the same period in 2022. Net servicing income for the year ended December 31, 2023 was $326.5 million compared to $221.8 million for the same period in 2022. Other, net for the year ended December 31, 2023 was $73.7 million compared to $6.7 million for the same period in 2022. Business divestiture-related gains (losses) for the year ended December 31, 2023 was $0.0 million compared to ($40.3) million for the same period in 2022. Refer to the section titled "Other income (loss)" located within this Item 7 for additional information related to these changes.

Non-GAAP

Earnings available for distribution were $1.6 billion, or $2.86 per average common share, for the year ended December 31, 2023, compared to $1.9 billion, or $4.23 per average common share, for the same period in 2022. The change in earnings available for distribution for the year ended December 31, 2023 compared to the same period in 2022 was primarily due to an higher interest expense from an increase in average borrowing rates and average interest bearing balances, a decline in TBA dollar roll income on reduced specialness partially offset by a favorable change in the net interest component of interest rate swaps, higher coupon income and lower premium amortization expense, excluding PAA, resulting from an increase in interest rates, purchasing assets with lower cost bases, and lower prepayment speeds, combined with higher servicing income and other, net.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we provide the following non-GAAP financial measures:

- earnings available for distribution ("EAD");

- earnings available for distribution attributable to common stockholders;

- earnings available for distribution per average common share;

- annualized EAD return on average equity;

- economic leverage;

- economic capital ratio;

- interest income (excluding PAA);

- economic interest expense;

- economic net interest income (excluding PAA);

- average yield on interest earning assets (excluding PAA);

- average economic cost of interest bearing liabilities;

- net interest margin (excluding PAA); and

- net interest spread (excluding PAA).

These measures should not be considered a substitute for, or superior to, financial measures computed in accordance with GAAP. While intended to offer a fuller understanding of our results and operations, non-GAAP financial measures also have limitations. For example, we may calculate our non-GAAP metrics, such as earnings available for distribution, or the PAA, differently than our peers making comparative analysis difficult. Additionally, in the case of non-GAAP measures that exclude the PAA, the amount of amortization expense excluding the PAA is not necessarily representative of the amount of future periodic amortization nor is it indicative of the term over which we will amortize the remaining unamortized premium. Changes to actual and estimated prepayments will impact the timing and amount of premium amortization and, as such, both GAAP and non-GAAP results.

These non-GAAP measures provide additional detail to enhance investor understanding of our period-over-period operating performance and business trends, as well as for assessing our performance versus that of industry peers. Additional information pertaining to our use of these non-GAAP financial measures, including discussion of how each such measure may be useful to investors, and reconciliations to their most directly comparable GAAP results are provided below.

Earnings Available for Distribution, Earnings Available for Distribution Attributable to Common Stockholders, Earnings Available for Distribution Per Average Common Share and Annualized EAD Return on Average Equity

Our principal business objective is to generate net income for distribution to our stockholders and optimize our returns through prudent management of our diversified investment strategies. We generate net income by earning a net interest spread on our investment portfolio, which is a function of interest income from our investment portfolio less financing, hedging and operating costs. Earnings available for distribution, which is defined as the sum of (a) economic net interest income, (b) TBA dollar roll income and CMBX coupon income, (c) net servicing income less realized amortization of MSR, (d) other income (loss) (excluding depreciation and amortization expense on real estate and related intangibles, non-EAD income allocated to equity method investments and other non-EAD components of other income (loss)), (e) general and administrative expenses (excluding transaction expenses and non-recurring items), and (f) income taxes (excluding the income tax effect of non-EAD income (loss) items), and excludes (g) the premium amortization adjustment ("PAA") representing the cumulative impact on prior periods, but not the current period, of quarter-over-quarter changes in estimated long-term prepayment speeds related to our Agency mortgage-backed securities, is used by management and, we believe, used by analysts and investors to measure our progress in achieving our principal business objective.

We seek to fulfill our principal business objective through a variety of factors including portfolio construction, the degree of market risk exposure and related hedge profile, and the use and forms of leverage, all while operating within the parameters of our capital allocation policy and risk governance framework.

We believe these non-GAAP measures provide management and investors with additional details regarding our underlying operating results and investment portfolio trends by (i) making adjustments to account for the disparate reporting of changes in fair value where certain instruments are reflected in GAAP net income (loss) while others are reflected in other comprehensive income (loss), and (ii) by excluding certain unrealized, non-cash or episodic components of GAAP net income (loss) in order to provide additional transparency into the operating performance of our portfolio. In addition, EAD serves as a useful indicator for investors in evaluating our performance and ability to pay dividends. Annualized EAD return on average equity, which is calculated by dividing earnings available for distribution over average stockholders' equity, provides investors with additional detail on the earnings available for distribution generated by our invested equity capital.

The following table presents a reconciliation of GAAP financial results to non-GAAP earnings available for distribution for the periods presented:

	For the Years Ended December 31,		
	2023	2022	2021
	(dollars in thousands, except per share data)		
GAAP net income (loss)	$ (1,638,457)	$ 1,726,420	$ 2,396,280
Adjustments to exclude reported realized and unrealized (gains) losses			
Net (gains) losses on investments and other [1]	2,137,538	4,602,456	(120,958)
Net (gains) losses on derivatives [2]	1,184,961	(4,493,013)	(1,083,872)
Loan loss provision (reversal) [3]	(219)	(22,923)	(148,632)
Business divestiture-related (gains) losses	—	40,258	278,559
Other adjustments			
Amortization of intangibles	4,573	3,948	15,225
Non-EAD (income) loss allocated to equity method investments [4]	354	(15,499)	(10,930)
Transaction expenses and non-recurring items [5]	8,209	7,620	5,579
Income tax effect of non-EAD income (loss) items	31,570	46,070	13,325
TBA dollar roll income and CMBX coupon income [6]	20,621	431,475	445,768
MSR amortization [7]	(182,151)	(114,992)	(72,727)
EAD attributable to noncontrolling interests	(14,639)	(1,095)	(6,384)
Premium amortization adjustment cost (benefit)	1,654	(360,587)	57,158
Earnings available for distribution *	1,554,014	1,850,138	1,768,391
Dividends on preferred stock	141,676	110,623	107,532
Earnings available for distribution attributable to common stockholders *	$ 1,412,338	$ 1,739,515	$ 1,660,859
GAAP net income (loss) per average common share	$ (3.61)	$ 3.93	$ 6.40
Earnings available for distribution per average common share *	$ 2.86	$ 4.23	$ 4.65
GAAP return (loss) on average equity	(14.33)%	14.86 %	17.45 %
EAD return on average equity (excluding PAA) *	13.71 %	16.02 %	12.90 %

* Represents a non-GAAP financial measure. Refer to the disclosure within this section above for additional information on non-GAAP financial measures.

[1] Includes write-downs or recoveries which are reported in Other, net in the Company's Consolidated Statement of Comprehensive Income (Loss).

[2] The adjustment to add back Net (gains) losses on derivatives does not include the net interest component of interest rate swaps which is reflected in earnings available for distribution. The net interest component of interest rate swaps totaled $1.6 billion, $366.2 million and ($276.1) million for the years ended December 31, 2023, 2022 and 2021, respectively.

[3] Includes $0.0 million, ($2.3) million, and $(3.6) million of loss provision (reversal) on unfunded loan commitments for the years ended December 31, 2023, 2022 and 2021, respectively, which is reported in Other, net in the Consolidated Statements of Comprehensive Income (Loss).

[4] Represents unrealized (gains) losses allocated to equity interests in a portfolio of MSR, which is a component of Other, net in the Consolidated Statements of Comprehensive Income (Loss).

[5] Represents costs incurred in connection with securitizations of residential whole loans.

[6] TBA dollar roll income and CMBX coupon income each represent a component of Net gains (losses) on derivatives in the Consolidated Statements of Comprehensive Income (Loss). CMBX coupon income totaled $1.5 million, $4.4 million and $5.2 million for the years ended December 31, 2023, 2022 and 2021, respectively.

[7] MSR amortization utilizes purchase date cash flow assumptions and actual unpaid principal balances and is calculated as the difference between projected MSR yield income and net servicing income for the period.

From time to time, we enter into TBA forward contracts as an alternate means of investing in and financing Agency MBS. A TBA contract is an agreement to purchase or sell, for future delivery, an Agency MBS with a specified issuer, term and coupon. A TBA dollar roll represents a transaction where TBA contracts with the same terms but different settlement dates are simultaneously bought and sold. The TBA contract settling in the later month typically prices at a discount to the earlier month contract with the difference in price commonly referred to as the "drop". The drop is a reflection of the expected net interest income from an investment in similar Agency MBS, net of an implied financing cost, that would be foregone as a result of settling the contract in the later month rather than in the earlier month. The drop between the current settlement month price and the forward settlement month price occurs because in the TBA dollar roll market, the party providing the financing is the party that would retain all principal and interest payments accrued during the financing period. Accordingly, TBA dollar roll income generally represents the economic equivalent of the net interest income earned on the underlying Agency MBS less an implied financing cost.

TBA dollar roll transactions are accounted for under GAAP as a series of derivatives transactions. The fair value of TBA derivatives is based on methods similar to those used to value Agency MBS. We record TBA derivatives at fair value on our Consolidated Statements of Financial Condition and recognize periodic changes in fair value in Net gains (losses) on derivatives in our Consolidated Statements of Comprehensive Income (Loss), which includes both unrealized and realized gains and losses on derivatives.

TBA dollar roll income is calculated as the difference in price between two TBA contracts with the same terms but different settlement dates multiplied by the notional amount of the TBA contract. Although accounted for as derivatives, TBA dollar rolls capture the economic equivalent of net interest income, or carry, on the underlying Agency MBS (interest income less an implied cost of financing). TBA dollar roll income is reported as a component of Net gains (losses) on derivatives in the Consolidated Statements of Comprehensive Income (Loss).

The CMBX index is a synthetic tradable index referencing a basket of 25 commercial mortgage-backed securities of a particular rating and vintage. The CMBX index allows investors to take a long position (referred to as selling protection) or short position (referred to as purchasing protection) on the respective basket of commercial mortgage-backed securities and is structured as a "pay-as-you-go" contract whereby the protection seller receives and the protection buyer pays a standardized running coupon on the contracted notional amount. Additionally, the protection seller is obligated to pay to the protection buyer the amount of principal losses and/or coupon shortfalls on the underlying commercial mortgage-backed securities as they occur. We report income (expense) on CMBX positions in Net gains (losses) on derivatives in the Consolidated Statements of Comprehensive Income (Loss). The coupon payments received or paid on CMBX positions is equivalent to interest income (expense) and therefore included in earnings available for distribution.

Premium Amortization Expense

In accordance with GAAP, we amortize or accrete premiums or discounts into interest income for our Agency MBS, excluding interest-only securities, multifamily and reverse mortgages, taking into account estimates of future principal prepayments in the calculation of the effective yield. We recalculate the effective yield as differences between anticipated and actual prepayments occur. Using third party models and market information to project future cash flows and expected remaining lives of securities, the effective interest rate determined for each security is applied as if it had been in place from the date of the security's acquisition. The amortized cost of the security is then adjusted to the amount that would have existed had the new effective yield been applied since the acquisition date. The adjustment to amortized cost is offset with a charge or credit to interest income. Changes in interest rates and other market factors will impact prepayment speed projections and the amount of premium amortization recognized in any given period.

Our GAAP metrics include the unadjusted impact of amortization and accretion associated with this method. Certain of our non-GAAP metrics exclude the effect of the PAA, which quantifies the component of premium amortization representing the cumulative impact on prior periods, but not the current period, of quarter-over-quarter changes in estimated long-term Constant Prepayment Rate ("CPR").

The following table illustrates the impact of the PAA on premium amortization expense for our Residential Securities portfolio for the periods presented:

	For the Years Ended December 31,		
	2023	**2022**	**2021**
	(dollars in thousands)		
Premium amortization expense	$ **165,158**	$ 48,013	$ 760,818
Less: PAA cost (benefit)	**1,654**	(360,587)	57,158
Premium amortization expense (excluding PAA)	$ **163,504**	$ 408,600	$ 703,660

Economic Leverage and Economic Capital Ratios

We use capital coupled with borrowed funds to invest primarily in real estate related investments, earning the spread between the yield on our assets and the cost of our borrowings and hedging activities. Our capital structure is designed to offer an efficient complement of funding sources to generate positive risk-adjusted returns for our stockholders while maintaining appropriate liquidity to support our business and meet our financial obligations under periods of market stress. To maintain our desired capital profile, we utilize a mix of debt and equity funding. Debt funding may include the use of repurchase agreements, loans, securitizations, participations issued, lines of credit, asset backed lending facilities, corporate bond issuance, convertible bonds, mortgages payable or other liabilities. Equity capital primarily consists of common and preferred stock.

Our economic leverage ratio is computed as the sum of recourse debt, cost basis of TBA and CMBX derivatives outstanding, and net forward purchases (sales) of investments divided by total equity. Recourse debt consists of repurchase agreements, other secured financing (excluding certain non-recourse credit facilities), and U.S. Treasury securities sold, not yet purchased. Certain credit facilities (included within other secured financing), debt issued by securitization vehicles, and participations issued are non-recourse to us and are excluded from economic leverage.

The following table presents a reconciliation of GAAP debt to economic debt for purposes of calculating our economic leverage ratio for the periods presented:

		As of		
		December 31, 2023		December 31, 2022
Economic leverage ratio reconciliation		(dollars in thousands)		
Repurchase agreements	$	62,201,543	$	59,512,597
Other secured financing		500,000		250,000
Debt issued by securitization vehicles		11,600,338		7,744,160
Participations issued		1,103,835		800,849
U.S. Treasury securities sold, not yet purchased		2,132,751		—
Total GAAP debt	$	77,538,467	$	68,307,606
Less Non-Recourse Debt:				
Debt issued by securitization vehicles		(11,600,338)		(7,744,160)
Participations issued		(1,103,835)		(800,849)
Total recourse debt	$	64,834,294	$	59,762,597
Plus / (Less):				
Cost basis of TBA and CMBX derivatives		(555,221)		11,050,351
Payable for unsettled trades		3,249,389		1,157,846
Receivable for unsettled trades		(2,710,224)		(575,091)
Economic debt *	$	64,818,238	$	71,395,703
Total equity	$	11,345,091	$	11,369,426
Economic leverage ratio *		5.7:1		6.3:1

* Represents a non-GAAP financial measure. Refer to the disclosure within this section above for additional information on non-GAAP financial measures.

The following table presents a reconciliation of GAAP total assets to economic total assets for purposes of calculating our economic capital ratio for the periods presented:

		As of		
		December 31, 2023		December 31, 2022
Economic capital ratio reconciliation		(dollars in thousands)		
Total GAAP assets	$	93,227,236	$	81,850,712
Less:				
Gross unrealized gains on TBA derivatives [1]		(20,689)		(17,056)
Debt issued by securitization vehicles		(11,600,338)		(7,744,160)
Plus:				
Implied market value of TBA derivatives		(573,602)		10,578,676
Total economic assets *	$	81,032,607	$	84,668,172
Total equity	$	11,345,091	$	11,369,426
Economic capital ratio [2]*		14.0%		13.4%

* Represents a non-GAAP financial measure. Refer to the disclosure within this section above for additional information on non-GAAP financial measures.
[1] Included in Derivative assets in the Consolidated Statements of Financial Condition.
[2] Economic capital ratio is computed as total equity divided by total economic assets.

Interest Income (excluding PAA), Economic Interest Expense and Economic Net Interest Income (excluding PAA)

Interest income (excluding PAA) represents interest income excluding the effect of the premium amortization adjustment, and serves as the basis for deriving average yield on interest earning assets (excluding PAA), net interest spread (excluding PAA) and net interest margin (excluding PAA), which are discussed below. We believe this measure provides management and investors with additional detail to enhance their understanding of our operating results and trends by excluding the component of premium amortization expense representing the cumulative effect of quarter-over-quarter changes in estimated long-term prepayment speeds related to our Agency MBS (other than interest-only securities, multifamily and reverse mortgages), which can obscure underlying trends in the performance of the portfolio.

Economic interest expense is comprised of GAAP interest expense and the net interest component of interest rate swaps. We use interest rate swaps to manage our exposure to changing interest rates on repurchase agreements by economically hedging cash flows associated with these borrowings. Accordingly, adding the net interest component of interest rate swaps to interest expense, as computed in accordance with GAAP, reflects the total contractual interest expense and thus, provides investors with additional information about the cost of our financing strategy. We may use market agreed coupon ("MAC") interest rate swaps in which we may receive or make a payment at the time of entering into such interest rate swap to compensate for the off-market nature of such interest rate swap. In accordance with GAAP, upfront payments associated with MAC interest rate swaps are not reflected in the net interest component of interest rate swaps, which is presented in Net gains (losses) on derivatives in the Consolidated Statements of Comprehensive Income (Loss).

Similarly, economic net interest income (excluding PAA), as computed below, provides investors with additional information to enhance their understanding of the net economics of our primary business operations.

The following tables present a reconciliation of GAAP interest income and GAAP interest expense to non-GAAP interest income (excluding PAA), economic interest expense and economic net interest income (excluding PAA), respectively, for the periods presented:

Interest Income (excluding PAA)

For the years ended	GAAP Interest Income		PAA Cost (Benefit)		Interest Income (excluding PAA) *	
		(dollars in thousands)				
December 31, 2023	$	3,731,581	$	1,654	$	3,733,235
December 31, 2022	$	2,778,887	$	(360,587)	$	2,418,300
December 31, 2021	$	1,983,036	$	57,158	$	2,040,194

* Represents a non-GAAP financial measure. Refer to disclosures within this section above for additional information on non-GAAP financial measures.

Economic Interest Expense and Economic Net Interest Income (excluding PAA)

For the years ended	GAAP Interest Expense		Add: Net Interest Component of Interest Rate Swaps		Economic Interest Expense *		GAAP Net Interest Income		Less: Net Interest Component of Interest Rate Swaps		Economic Net Interest Income *		Add: PAA Cost (Benefit)		Economic Net Interest Income (excluding PAA) *	
					(dollars in thousands)											
December 31, 2023	$	3,842,965	$	(1,585,053)	$	2,257,912	$	(111,384)	$	(1,585,053)	$	1,473,669	$	1,654	$	1,475,323
December 31, 2022	$	1,309,735	$	(366,161)	$	943,574	$	1,469,152	$	(366,161)	$	1,835,313	$	(360,587)	$	1,474,726
December 31, 2021	$	249,243	$	276,142	$	525,385	$	1,733,793	$	276,142	$	1,457,651	$	57,158	$	1,514,809

* Represents a non-GAAP financial measure. Refer to disclosures within this section above for additional information on non-GAAP financial measures.

Experienced and Projected Long-Term CPR

Prepayment speeds, as reflected by the CPR and interest rates vary according to the type of investment, conditions in financial markets, competition and other factors, none of which can be predicted with any certainty. In general, as prepayment speeds and expectations of prepayment speeds on our Agency MBS portfolio increase, related purchase premium amortization increases, thereby reducing the yield on such assets. The following table presents the weighted average experienced CPR and weighted average projected long-term CPR on our Agency MBS portfolio as of and for the periods presented.

For the years ended	Experienced CPR [1]	Long-term CPR [2]
December 31, 2023	6.5%	9.4%
December 31, 2022	12.2%	7.8%
December 31, 2021	23.7%	12.7%

[1] For the years ended December 31, 2023, 2022 and 2021, respectively.
[2] At December 31, 2023, 2022 and 2021, respectively.

Average Yield on Interest Earning Assets (excluding PAA), Net Interest Spread (excluding PAA), Net Interest Margin (excluding PAA) and Average Economic Cost of Interest Bearing Liabilities

Net interest spread (excluding PAA), which is the difference between the average yield on interest earning assets (excluding PAA) and the average economic cost of interest bearing liabilities, which represents annualized economic interest expense divided by average interest bearing liabilities, and net interest margin (excluding PAA), which is calculated as the sum of interest income (excluding PAA) plus TBA dollar roll income and CMBX coupon income less interest expense and the net interest component of interest rate swaps divided by the sum of average interest earning assets plus average TBA contract and

CMBX balances, provide management with additional measures of our profitability that management relies upon in monitoring the performance of the business.

Disclosure of these measures, which are presented below, provides investors with additional detail regarding how management evaluates our performance.

Net Interest Spread (excluding PAA)

For the years ended	Average Interest Earning Assets [1]	Interest Income (excluding PAA) *	Average Yield on Interest Earning Assets (excluding PAA) *	Average Interest Bearing Liabilities	Economic Interest Expense * [2]	Average Economic Cost of Interest Bearing Liabilities * [2]	Economic Net Interest Income (excluding PAA) *	Net Interest Spread (excluding PAA) *
					(dollars in thousands)			
December 31, 2023	$86,305,249	$3,733,235	4.33%	$74,962,858	$2,257,912	3.01%	$1,475,323	1.32 %
December 31, 2022	$76,429,267	$2,418,300	3.16%	$64,512,269	$943,574	1.46%	$1,474,726	1.70 %
December 31, 2021	$76,079,589	$2,040,194	2.68%	$66,607,057	$525,385	0.79%	$1,514,809	1.89 %

* Represents a non-GAAP financial measure. Refer to the "Non-GAAP Financial Measures" section for additional information.
[1] Based on amortized cost.
[2] Average interest bearing liabilities reflects the average balances during the period. Economic interest expense is comprised of GAAP interest expense and the net interest component of interest rate swaps. Average economic cost of interest bearing liabilities represents annualized economic interest expense divided by average interest bearing liabilities.

Net Interest Margin (excluding PAA)

For the years ended	Interest Income (excluding PAA) *	TBA Dollar Roll and CMBX Coupon Income [1]	Economic Interest Expense *	Subtotal	Average Interest Earnings Assets	Average TBA Contract and CMBX Balances	Subtotal	Net Interest Margin (excluding PAA) *
				(dollars in thousands)				
December 31, 2023	$3,733,235	20,621	(2,257,912)	$1,495,944	$86,305,249	6,010,685	$92,315,934	1.62%
December 31, 2022	$2,418,300	431,475	(943,574)	$1,906,201	$76,429,267	17,533,362	$93,962,629	2.03%
December 31, 2021	$2,040,194	445,768	(525,385)	$1,960,577	$76,079,589	21,131,344	$97,210,933	2.02%

* Represents a non-GAAP financial measure. Refer to the "Non-GAAP Financial Measures" section for additional information.
[1] TBA dollar roll income and CMBX coupon income each represent a component of Net gains (losses) on derivatives. CMBX coupon income totaled $1.5 million, $4.4 million and $5.2 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Economic Interest Expense and Average Economic Cost of Interest Bearing Liabilities

Typically, our largest expense is the cost of interest bearing liabilities and the net interest component of interest rate swaps. The following table shows our average interest bearing liabilities and average economic cost of interest bearing liabilities as compared to average one-month and average six-month SOFR for the periods presented.

Average Economic Cost of Interest Bearing Liabilities

For the years ended	Average Interest Bearing Liabilities	Interest Bearing Liabilities at Period End	Economic Interest Expense * [1]	Average Economic Cost of Interest Bearing Liabilities *	Average One-Month Term SOFR	Average Six-Month Term SOFR	Average One-Month Term SOFR Relative to Average Six-Month Term SOFR	Average Economic Cost of Interest Bearing Liabilities Relative to Average One-Month Term SOFR	Average Economic Cost of Interest Bearing Liabilities Relative to Average Six-Month Term SOFR
				(dollars in thousands)					
December 31, 2023	$ 74,962,858	$ 77,038,467	$ 2,257,912	3.01%	5.07%	5.22%	(0.15%)	(2.06%)	(2.21%)
December 31, 2022	$ 64,512,269	$ 68,307,606	$ 943,574	1.46%	1.85%	2.52%	(0.67%)	(0.39%)	(1.06%)
December 31, 2021	$ 66,607,057	$ 61,877,597	$ 525,385	0.79%	0.04%	0.06%	(0.02%)	0.75%	0.73%

* Represents a non-GAAP financial measure. Refer to the "Non-GAAP Financial Measures" section for additional information.
[1] Economic interest expense is comprised of GAAP interest expense and the net interest component of interest rate swaps.

2023 Compared with 2022

Economic interest expense increased by $1.3 billion for the year ended December 31, 2023 compared to the same period in 2022. The change was primarily due to higher average interest bearing liabilities from an increase in repurchase agreement balances and higher borrowing rates. This was partially offset by the change in the net interest component of interest rate swaps, which was $1.6 billion for the year ended December 31, 2023 compared to $366.2 million for the same period in 2022.

We do not manage our portfolio to have a pre-designated amount of borrowings at quarter or year end. Our borrowings at period end are a snapshot of our borrowings as of a date, and this number may differ from average borrowings over the period for a number of reasons. The mortgage-backed securities we own pay principal and interest towards the end of each month and the mortgage-backed securities we purchase are typically settled during the beginning of the month. As a result, depending on the amount of mortgage-backed securities we have committed to purchase, we may retain the principal and interest we receive in the prior month, or we may use it to pay down our borrowings. Moreover, we generally use interest rate swaps, swaptions and other derivative instruments to hedge our portfolio, and as we pledge or receive collateral under these agreements, our borrowings on any given day may be increased or decreased. Our average borrowings during a quarter may differ from period end borrowings as we implement our portfolio management strategies and risk management strategies over changing market conditions by increasing or decreasing leverage. Additionally, these numbers may differ during periods when we conduct equity capital raises, as in certain instances we may purchase additional assets and increase leverage in anticipation of an equity capital raise. Since our average borrowings and period end borrowings can be expected to differ, we believe our average borrowings during a period provide a more accurate representation of our exposure to the risks associated with leverage than our period end borrowings.

At December 31, 2023 the majority of our debt represented repurchase agreements and other secured financing arrangements collateralized by a pledge of our Residential Securities, residential mortgage loans, and MSR. At December 31, 2022, the majority of our debt represented repurchase agreements and other secured financing arrangements collateralized by a pledge of our Residential Securities, residential mortgage loans, and MSR. All of our Residential Securities are currently accepted as collateral for these borrowings. However, we limit our borrowings, and thus our potential asset growth, in order to maintain unused borrowing capacity and maintain the liquidity and strength of our balance sheet.

Other Income (Loss)

2023 Compared with 2022

Net Gains (Losses) on Investments and Other

Net gains (losses) on disposal of investments and other was ($2.9) billion for the year ended December 31, 2023 compared with ($3.5) billion for the same period in 2022. For the year ended December 31, 2023, we disposed of Residential Securities with a carrying value of $36.4 billion for an aggregate net loss of ($2.9) billion. For the same period in 2022, we disposed of Residential Securities with a carrying value of $28.9 billion for an aggregate net loss of ($3.6) billion and we recognized a realized gain of $33.4 million as a result of deconsolidating a multifamily VIE.

Net unrealized gains (losses) on instruments measured at fair value through earnings was $797.6 million for the year ended December 31, 2023 compared to ($1.1) billion for the same period in 2022, primarily due to favorable changes in unrealized gains (losses) on securitized residential whole loans of consolidated VIEs of $1.5 billion, Agency MBS of $1.5 billion, non-Agency MBS of $334.1 million, residential whole loans of $252.2 million, and CRT securities of $95.7 million partially offset by unfavorable changes in residential securitized debt of consolidated VIEs of ($1.5) billion, MSR of ($134.9) million and participations issued of ($123.5) million.

Net Gains (Losses) on Derivatives

Net gains (losses) on interest rate swaps for the year ended December 31, 2023 was $0.7 billion compared to $3.6 billion for the same period in 2022, attributable to unfavorable changes in unrealized gains (losses) on interest rate swaps, partially offset by the changes in net interest component of interest rate swaps and realized gains (losses) on termination or maturity of interest rate swaps. Unrealized gains (losses) on interest rate swaps was ($815.6) million for the year ended December 31, 2023, reflecting quarters of rate rallies and sell-offs in forward interest rates during the current period, compared to $3.5 billion for the same period in 2022, reflecting a sharper rise in forward interest rates during the prior period. Realized gains (losses) on termination or maturity of interest rate swaps was ($74.8) million resulting from the termination or maturity of interest rate swaps with a notional amount of $12.7 billion for the year ended December 31, 2023 compared to ($266.4) million resulting from the termination or maturity of interest rate swaps with a notional amount of $21.3 billion for the same period in 2022. Net interest component of interest rate swaps was $1.6 billion for the year ended December 31, 2023 compared to $366.2 million for the same period in 2022 due to an increase in average notional complemented by a full year of net receive rates.

Net gains (losses) on other derivatives was ($294.6) million for the year ended December 31, 2023 compared to $1.3 billion for the same period in 2022. The change in net gains (losses) on other derivatives was primarily due to unfavorable changes in net gains (losses) on futures contracts, which was ($6.8) million for the year ended December 31, 2023 compared to $4.0 billion for the same period in 2022 and net gains (losses) on interest rate swaptions, which was ($148.8) million for the year ended December 31, 2023 compared to $152.0 million for the same period in 2022, partially offset by a favorable change in net gains (losses) on TBA derivatives, which was ($140.8) million for the year ended December 31, 2023 compared to ($2.8) billion for the same period in 2022.

Loan Loss (Provision) Reversal

For the year ended December 31, 2023, a loan loss (provision) reversal of $0.2 million was recorded on commercial mortgage and corporate loans compared to $20.7 million for the same period in 2022. Refer to the "Loans" Note located within Item 15 for additional information related to these loan loss provisions.

Business Divestiture-Related Gains (Losses)

For the year ended December 31, 2023, there were no business divestiture-related gains (losses). For the year ended December 31, 2022, the majority of business divestiture-related gain (losses) were associated with the sale of our corporate loan interests. Refer to the "Sale of Middle Market Lending Portfolio" Note located within Item 15 for additional information related to the transaction.

Other, Net

Other, net includes brokerage and commission fees, due diligence costs, securitization expenses, and interest on custodial balances. We also report in Other, net items whose amounts, either individually or in the aggregate, would not, in the opinion of management, be meaningful to readers of the financial statements. Given the nature of certain components of this line item, balances may fluctuate from period to period. Other, net was $73.7 million for the year ended December 31, 2023 compared to $6.7 million for the same period in 2022, primarily attributable to an increase in interest on custodial balances, partially offset by an increase in MSR financing expenses.

General and Administrative Expenses

General and administrative ("G&A") expenses consist of compensation and other expenses. The following table shows our total G&A expenses as compared to average total assets and average equity for the periods presented.

G&A Expenses and Operating Expense Ratios

For the years ended		Total G&A Expenses	Total G&A Expenses/ Average Assets	Total G&A Expenses/ Average Equity
		(dollars in thousands)		
December 31, 2023	$	162,553	0.18 %	1.42 %
December 31, 2022	$	162,729	0.21 %	1.40 %
December 31, 2021	$	186,014	0.23 %	1.35 %

2023 Compared with 2022

G&A expenses decreased $0.2 million to $162.6 million for the year ended December 31, 2023 compared to the same period in 2022. The increase in compensation expense was almost fully offset by the decrease in other general and administrative expense due to lower expenses resulting from the divestiture of our MML assets, which was announced in the second quarter of 2022.

Return on Average Equity

The following table shows the components of our annualized return on average equity for the periods presented.

Components of Annualized Return on Average Equity

	Economic Net Interest Income/ Average Equity [1]	Net Servicing Income/Average Equity	Other Income (Loss)/Average Equity [2]	G&A Expenses/ Average Equity	Income Taxes/ Average Equity	Return on Average Equity
For the years ended						
December 31, 2023	**12.88 %**	**2.85%**	**(28.30)%**	**(1.42%)**	**(0.34%)**	**(14.33%)**
December 31, 2022	15.80 %	1.91%	(1.06)%	(1.40%)	(0.39%)	14.86%
December 31, 2021	10.62 %	0.41%	7.81%	(1.35%)	(0.04%)	17.45%

[1] Economic net interest income includes the net interest component of interest rate swaps.

[2] Other income (loss) excludes the net interest component of interest rate swaps.

Unrealized Gains and Losses - Available-for-Sale Investments

The unrealized fluctuations in market values of our available-for-sale Agency MBS, for which the fair value option is not elected, do not impact our GAAP net income (loss) but rather are reflected on our balance sheet by changing the carrying value of the asset and stockholders' equity under accumulated other comprehensive income (loss). As a result of this fair value accounting treatment, our book value and book value per share are likely to fluctuate far more than if we used amortized cost accounting. As a result, comparisons with companies that use amortized cost accounting for some or all of their balance sheet may not be meaningful.

The following table shows cumulative unrealized gains and losses on our available-for-sale investments reflected in the Consolidated Statements of Financial Condition.

	December 31, 2023	December 31, 2022
	(dollars in thousands)	
Unrealized gain	$ 5,051	$ 5,910
Unrealized loss	(1,340,451)	(3,714,806)
Accumulated other comprehensive income (loss)	$ (1,335,400)	$ (3,708,896)

Unrealized changes in the estimated fair value of available-for-sale investments may have a direct effect on our potential earnings and dividends: positive changes will increase our equity base and allow us to increase our borrowing capacity while negative changes tend to reduce borrowing capacity. A very large negative change in the net fair value of our available-for-sale Residential Securities might impair our liquidity position, requiring us to sell assets with the potential result of realized losses upon sale.

The fair value of these securities being less than amortized cost at December 31, 2023 is solely due to market conditions and not the quality of the assets. Substantially all of the Agency MBS have an actual or implied credit rating that is the same as that of the U.S. government. The investments do not require an allowance for credit losses because we currently have the ability and intent to hold the investments to maturity or for a period of time sufficient for a forecasted market price recovery up to or beyond the cost of the investments, and it is not more likely than not that we will be required to sell the investments before recovery of the amortized cost bases, which may be maturity. Also, we are guaranteed payment of the principal and interest amounts of the securities by the respective issuing Agency.

Financial Condition

Total assets were $93.2 billion and $81.9 billion at December 31, 2023 and 2022, respectively. The change was primarily due to increases in Agency MBS of $4.0 billion, residential mortgage loans, including assets transferred or pledged to securitization vehicles, of $4.7 billion, MSR of $0.4 billion, receivable for unsettled trades of $2.1 billion, and principal and interest receivable of $0.6 billion, partially offset by decreases in CMBS of $0.3 billion and derivative assets of $0.2 billion. Our portfolio composition, net equity allocation and debt-to-net equity ratio by asset class were as follows at December 31, 2023:

	Agency MBS	MSR	Residential Credit [1]	Commercial	Total
Assets			(dollars in thousands)		
Fair value	$ 66,308,788	$ 2,122,196	$ 18,743,039	$ 222,444	$ 87,396,467
Implied market value of derivatives [2]	(573,602)	—	—	—	(573,602)
Debt					
Repurchase agreements	58,305,133	—	3,705,134	191,276	62,201,543
Implied cost basis of derivatives [2]	(555,221)	—	—	—	(555,221)
Other secured financing	—	500,000	—	—	500,000
Debt issued by securitization vehicles	—	—	11,600,338	—	11,600,338
Participations issued	—	—	1,103,835	—	1,103,835
U.S. Treasury securities sold, not yet purchased	1,973,568	(5,683)	163,855	1,011	2,132,751
Net forward purchases	523,543	15,612	10	—	539,165
Other					
Net other assets / liabilities	1,475,735	327,958	184,300	56,644	2,044,637
Net equity allocated	$ 6,963,898	$ 1,940,225	$ 2,354,167	$ 86,801	$ 11,345,091
Net equity allocated (%)	61 %	18 %	20 %	1 %	100 %
Debt/net equity ratio [3]	8.4:1	0.3:1	7.0:1	2.2:1	6.8:1

[1] Fair value includes residential loans held for sale, and assets and liabilities associated with non-controlling interests.

[2] Derivatives include TBA contracts under Agency MBS.

[3] Represents the debt/net equity ratio as determined using amounts on the Consolidated Statements of Financial Condition.

Residential Securities

Substantially all of our Agency MBS at December 31, 2023 and December 31, 2022 were backed by single-family residential mortgage loans and were secured with a first lien position on the underlying single-family properties. Our mortgage-backed securities were largely Fannie Mae, Freddie Mac or Ginnie Mae pass through certificates or CMOs, which have an actual or implied credit rating that is the same as that of the U.S. government. We carry all of our Agency MBS at fair value on the Consolidated Statements of Financial Condition.

We accrete discount balances as an increase to interest income over the expected life of the related interest earning assets and we amortize premium balances as a decrease to interest income over the expected life of the related interest earning assets. At December 31, 2023 and December 31, 2022 we had on our Consolidated Statements of Financial Condition a total of $1.4 billion and $1.1 billion, respectively, of unamortized discount (which is the difference between the remaining principal value and current amortized cost of our Residential Securities acquired at a price below principal value) and a total of $2.4 billion and $2.9 billion, respectively, of unamortized premium (which is the difference between the remaining principal value and the current amortized cost of our Residential Securities acquired at a price above principal value).

The weighted average experienced prepayment speed on our Agency MBS portfolio for the years ended December 31, 2023 and 2022 was 6.5% and 12.2%, respectively. The weighted average projected long-term prepayment speed on our Agency MBS portfolio as of December 31, 2023 and 2022 was 9.4% and 7.8%, respectively.

Given our current portfolio composition, if mortgage principal prepayment rates were to increase over the life of our mortgage-backed securities, all other factors being equal, our net interest income would decrease during the life of these mortgage-backed securities as we would be required to amortize our net premium balance into income over a shorter time period. Similarly, if mortgage principal prepayment rates were to decrease over the life of our mortgage-backed securities, all other factors being equal, our net interest income would increase during the life of these mortgage-backed securities as we would amortize our net premium balance over a longer time period.

Item 7. Management's Discussion and Analysis

The following table presents our Residential Securities that were carried at fair value at December 31, 2023 and December 31, 2022.

	December 31, 2023		December 31, 2022
	Estimated Fair Value		
Agency	(dollars in thousands)		
Fixed-rate pass-through	$	62,198,941	$	60,029,758
Adjustable-rate pass-through		191,489		234,387
CMO		82,972		89,610
Interest-only		264,005		218,077
Multifamily		3,544,528		1,674,165
Reverse mortgages		26,853		28,898
Total agency securities	$	66,308,788	$	62,274,895
Residential credit				
Credit risk transfer	$	974,059	$	997,557
Alt-A		150,235		91,216
Prime		180,647		197,870
Subprime		235,605		156,313
NPL/RPL		1,197,555		1,317,154
Prime jumbo (>= 2010 vintage)		344,232		228,593
Total residential credit securities	$	3,082,333	$	2,988,703
Total Residential Securities	$	69,391,121	$	65,263,598

The following table summarizes certain characteristics of our Residential Securities (excluding interest-only mortgage-backed securities) and interest-only mortgage-backed securities at December 31, 2023 and December 31, 2022.

	December 31, 2023		December 31, 2022
Residential Securities [1]	(dollars in thousands)		
Principal amount	$	70,078,626	$	68,290,976
Net premium		63,902		1,049,253
Amortized cost		70,142,528		69,340,229
Amortized cost / principal amount		100.09 %		101.54 %
Carrying value		68,701,769		64,736,220
Carrying value / principal amount		98.04 %		94.79 %
Weighted average coupon rate		4.68 %		4.03 %
Weighted average yield		4.64 %		3.76 %
Adjustable-rate Residential Securities [1]				
Principal amount	$	1,206,700	$	1,407,295
Weighted average coupon rate		8.79 %		7.16 %
Weighted average yield		8.09 %		7.01 %
Weighted average term to next adjustment [2]		8 Months		9 Months
Weighted average lifetime cap [3]		9.34 %		9.30 %
Principal amount at period end as % of total residential securities		1.72 %		2.06 %
Fixed-rate Residential Securities [1]				
Principal amount	$	68,871,926	$	66,883,681
Weighted average coupon rate		4.61 %		3.96 %
Weighted average yield		4.58 %		3.70 %
Principal amount at period end as % of total residential securities		98.28 %		97.94 %
Interest-only Residential Securities				
Notional amount	$	25,918,105	$	17,346,307
Net premium		865,467		785,532
Amortized cost		865,467		785,532
Amortized cost / notional amount		3.34 %		4.53 %
Carrying value		689,352		527,378
Carrying value / notional amount		2.66 %		3.04 %
Weighted average coupon rate		0.43 %		0.56 %
Weighted average yield		NM		NM

[1] Excludes interest-only MBS.
[2] Excludes non-Agency MBS and CRT securities.
[3] Excludes non-Agency MBS and CRT securities as this attribute is not applicable to these asset classes.
NM Not meaningful.

The following tables summarize certain characteristics of our Residential Credit portfolio at December 31, 2023.

		Payment Structure		Investment Characteristics [1]			
Product	Estimated Fair Value	Senior	Subordinate	Coupon	Credit Enhancement	60+ Delinquencies	3M VPR [2]
	(dollars in thousands)						
Credit risk transfer	$ 974,059	$ —	$ 974,059	9.66 %	1.73 %	0.81 %	4.40 %
Alt-A	150,235	54,038	96,197	5.55 %	14.69 %	2.68 %	8.66 %
Prime	180,647	43,332	137,315	3.43 %	8.29 %	0.40 %	3.38 %
Subprime	235,605	72,016	163,589	7.15 %	23.13 %	8.74 %	5.67 %
Re-performing loan securitizations	796,711	412,365	384,346	5.25 %	28.24 %	19.73 %	4.61 %
Non-performing loan securitizations	400,844	346,867	53,977	4.32 %	40.80 %	66.32 %	15.24 %
Prime jumbo (>=2010 vintage)	344,232	94,452	249,780	4.13 %	3.13 %	0.46 %	3.06 %
Total/weighted average	$3,082,333	$ 1,023,070	$ 2,059,263	6.35 %	16.86 %	14.97 %	5.79 %

[1] Investment characteristics exclude the impact of interest-only securities.
[2] Represents the 3 month voluntary prepayment rate ("VPR").

Product	Bond Coupon				Estimated Fair Value
	ARM	Fixed	Floater	Interest-Only	
	(dollars in thousands)				
Credit risk transfer	$ —	$ —	$ 974,059	$ —	$ 974,059
Alt-A	1,178	149,057	—	—	150,235
Prime	—	175,624	—	5,023	180,647
Subprime	—	213,199	22,309	97	235,605
Re-performing loan securitizations	—	796,711	—	—	796,711
Non-performing loan securitizations	—	400,844	—	—	400,844
Prime jumbo (>=2010 vintage)	—	252,967	20,900	70,365	344,232
Total	$ 1,178	$ 1,988,402	$ 1,017,268	$ 75,485	$ 3,082,333

Contractual Obligations

The following table summarizes the effect on our liquidity and cash flows from contractual obligations at December 31, 2023. The table does not include the effect of net interest rate payments on our interest rate swap agreements. The net swap payments will fluctuate based on monthly changes in the receive rate. At December 31, 2023, the interest rate swaps had a net fair value of ($56.7) million.

	Within One Year	One to Three Years	Three to Five Years	More than Five Years	Total
	(dollars in thousands)				
Repurchase agreements	$ 62,201,543	$ —	$ —	$ —	$ 62,201,543
Interest expense on repurchase agreements [1]	431,816	—	—	—	431,816
Other secured financing	250,000	250,000	—	—	500,000
Interest expense on other secured financing [1]	30,685	1,742	—	—	32,427
Debt issued by securitization vehicles (principal)	—	—	—	12,623,492	12,623,492
Interest expense on debt issued by securitization vehicles	565,573	1,131,146	1,131,146	16,757,967	19,585,832
Participations issued (principal)	—	—	—	1,086,538	1,086,538
Interest expense on participations issued	82,964	165,927	165,927	2,051,321	2,466,139
Long-term operating lease obligations	4,107	3,410	291	—	7,808
Total	$ 63,566,688	$ 1,552,225	$ 1,297,364	$ 32,519,318	$ 98,935,595

[1] Interest expense on repurchase agreements and other secured financing calculated based on rates at December 31, 2023.

In the coming periods, we expect to continue to finance our Residential Securities in a manner that is largely consistent with our current operations via repurchase agreements. We may use securitization structures, credit facilities, or other term financing structures to finance certain of our assets. During the year ended December 31, 2023, we received $6.2 billion from principal repayments and $31.3 billion in cash from disposal of Securities. During the year ended December 31, 2022, we received $9.5 billion from principal repayments and $25.0 billion in cash from disposal of Securities.

ANNALY CAPITAL MANAGEMENT, INC. AND SUBSIDIARIES
Item 7. Management's Discussion and Analysis

Commitments and Contractual Obligations with Unconsolidated Entities

We do not have any commitments or contractual obligations arising from arrangements with unconsolidated entities that have or are reasonably likely to have a material effect on our financial condition, revenues or expenses, results of operations, liquidity, cash requirements or capital resources.

Capital Management

Maintaining a strong balance sheet that can support the business even in times of economic stress and market volatility is of critical importance to our business strategy. A strong and robust capital position is essential to executing our investment strategy. Our capital strategy is predicated on a strong capital position, which enables us to execute our investment strategy regardless of the market environment. Our capital policy defines the parameters and principles supporting a comprehensive capital management practice.

The major risks impacting capital are liquidity and funding risk, investment/market risk, credit risk, counterparty risk, operational risk and compliance, regulatory and legal risk. For further discussion of the risks we are subject to, please see Part I, Item 1A. "Risk Factors" of this annual report on Form 10-K.

Capital requirements are based on maintaining levels above approved thresholds, ensuring the quality of our capital appropriately reflects our asset mix, market and funding structure. In the event we fall short of our internal thresholds, we will consider appropriate actions which may include asset sales, changes in asset mix, reductions in asset purchases or originations, issuance of capital or other capital enhancing or risk reduction strategies.

Stockholders' Equity

The following table provides a summary of total stockholders' equity at December 31, 2023 and 2022:

Stockholders' equity	December 31, 2023	December 31, 2022
	(dollars in thousands)	
6.95% Series F fixed-to-floating rate cumulative redeemable preferred stock	696,910	696,910
6.50% Series G fixed-to-floating rate cumulative redeemable preferred stock	411,335	411,335
6.75% Series I fixed-to-floating rate cumulative redeemable preferred stock	428,324	428,324
Common stock	5,001	4,683
Additional paid-in capital	23,672,391	22,981,320
Accumulated other comprehensive income (loss)	(1,335,400)	(3,708,896)
Accumulated deficit	(12,622,768)	(9,543,233)
Total stockholders' equity	$ 11,255,793	$ 11,270,443

Capital Stock

Common Stock

In December 2020, we announced that our Board authorized the repurchase of up to $1.5 billion of our outstanding common shares, which expired on December 31, 2021 (the "Prior Share Repurchase Program"). In January 2022, we announced that our Board authorized the repurchase of up to $1.5 billion of our outstanding shares of common stock through December 31, 2024 (the "Current Share Repurchase Program"). The Current Share Repurchase Program replaced the Prior Share Repurchase Program. During the years ended December 31, 2023 and 2022, no shares were repurchased under the Current Share Repurchase Program or Prior Share Repurchase Program.

On August 6, 2020, we entered into separate Amended and Restated Distribution Agency Agreements (as amended by Amendment No. 1 to the Amended and Restated Distribution Agency Agreements on August 6, 2021, and Amendment No. 2 to the Amended and Restated Distribution Agency Agreements on November 3, 2022, collectively, the "Sales Agreements") with each of Barclays Capital Inc., BofA Securities, Inc., Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, Keefe, Bruyette & Woods, Inc., J.P. Morgan Securities LLC, RBC Capital Markets, LLC, UBS Securities LLC and Wells Fargo Securities, LLC (collectively, the "Sales Agents"). Pursuant to the Sales Agreements, we may offer and sell shares of common stock, having an aggregate offering price of up to $1.5 billion, from time to time through any of the Sales Agents (the "at-the-market sales program").

During the year ended December 31, 2023, under the at-the-market sales program, we issued 31.4 million shares for proceeds of $0.7 billion, net of commissions and fees. During the year ended December 31, 2022, under the at-the-market sales program, we issued 45.7 million shares for proceeds of $1.1 billion, net of commissions and fees. The foregoing share amounts have been retroactively adjusted to reflect the effects of the Reverse Stock Split.

During the year ended December 31, 2022, we closed two public offerings for an aggregate original issuance of 50 million shares of common stock for aggregate proceeds of $1.31 billion before deducting offering expenses. In connection with each offering, we granted the underwriters a thirty-day option to purchase up to an additional 3.75 million shares of common stock, which the underwriters exercised in full in both instances, resulting in an additional $196.5 million in proceeds before deducting offering expenses for the year ended December 31, 2022. The 2022 share amounts have been retroactively adjusted to reflect the effects of the Reverse Stock Split.

Preferred Stock

On November 3, 2022, our Board approved a repurchase plan for all of our existing outstanding Preferred Stock (as defined below, the "Preferred Stock Repurchase Program"). Under the terms of the plan, we are authorized to repurchase up to an aggregate of 63,500,000 shares of Preferred Stock, comprised of up to (i) 28,800,000 shares of our 6.95% Series F Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, par value $0.01 per share (the "Series F Preferred Stock"), (ii) 17,000,000 shares of our 6.50% Series G Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, par value $0.01 per share (the "Series G Preferred Stock"), and (iii) 17,700,000 shares of our 6.75% Series I Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, par value $0.01 per share (the "Series I Preferred Stock", and together with Series F Preferred Stock and Series G Preferred Stock, the "Preferred Stock"). The aggregate liquidation value of the Preferred Stock that may be repurchased by us pursuant to the Preferred Stock Repurchase Program, as of November 3, 2022, was approximately $1.6 billion. The Preferred Stock Repurchase Program became effective on November 3, 2022, and shall expire on December 31, 2024. No shares were repurchased with respect to the Preferred Stock Repurchase Program during the year ended December 31, 2023.

Purchases made pursuant to the Preferred Stock Repurchase Program will be made in either the open market or in privately negotiated transactions from time to time as permitted by securities laws and other legal requirements. The timing, manner, price and amount of any repurchases will be determined by us in our discretion and will be subject to economic and market conditions, stock price, applicable legal requirements and other factors. The authorization does not obligate us to acquire any particular amount of Preferred Stock and the program may be suspended or discontinued at our discretion without prior notice.

Leverage and Capital

We believe that it is prudent to maintain conservative GAAP leverage ratios and economic leverage ratios as there may be continued volatility in the mortgage and credit markets. Our capital policy governs our capital and leverage position including setting limits. Based on the guidelines, we generally expect to maintain an economic leverage ratio of less than 10:1. Our actual economic leverage ratio varies from time to time based upon various factors, including our management's opinion of the level of risk of our assets and liabilities, our liquidity position, our level of unused borrowing capacity, the availability of credit, over-collateralization levels required by lenders when we pledge assets to secure borrowings and our assessment of domestic and international market conditions.

Our GAAP leverage ratio at December 31, 2023 and 2022 was 6.8:1 and 6.0:1, respectively. Our economic leverage ratio, which is computed as the sum of Recourse Debt, cost basis of TBA and CMBX derivatives outstanding, and net forward purchases (sales) of investments divided by total equity was 5.7:1 and 6.3:1, at December 31, 2023 and 2022, respectively. Our GAAP capital ratio at December 31, 2023 and 2022 was 12.2% and 13.9%, respectively. Our economic capital ratio, which represents our ratio of stockholders' equity to total economic assets (inclusive of the implied market value of TBA derivatives and net of debt issued by securitization vehicles), was 14.0% and 13.4% at December 31, 2023 and 2022, respectively. Economic leverage ratio and economic capital ratio are non-GAAP financial measures. Refer to the "Non-GAAP Financial Measures" section for additional information, including reconciliations to their most directly comparable GAAP results.

Risk Management

We are subject to a variety of risks in the ordinary conduct of our business. The effective management of these risks is of critical importance to the overall success of Annaly. The objective of our risk management framework is to identify, measure and monitor these risks.

Our risk management framework is intended to facilitate a holistic, enterprise-wide view of risk. We believe we have built a strong and collaborative risk management culture throughout Annaly focused on awareness which supports appropriate understanding and management of our key risks. Each employee is accountable for identifying, monitoring and managing risk within their area of responsibility.

Risk Appetite

We maintain a firm-wide risk appetite statement which defines the types and levels of risk we are willing to take in order to achieve our business objectives, and reflects our risk management philosophy. We engage in risk activities based on our core expertise that aim to enhance value for our stockholders. Our activities focus on income generation and capital preservation through proactive portfolio management, supported by a conservative liquidity and leverage posture.

The risk appetite statement asserts the following key risk parameters to guide our investment management activities:

Risk Parameter	Description
Portfolio Composition	We will maintain a portfolio comprised of target assets approved by our Board and in accordance with our capital allocation policy.
Leverage	We generally expect to maintain an economic leverage ratio no greater than 10:1 considerate of our overall capital allocation framework.
Liquidity Risk	We will seek to maintain an unencumbered asset portfolio sufficient to meet our liquidity needs under adverse market conditions.
Interest Rate Risk	We will seek to manage interest rate risk to protect the portfolio from adverse rate movements utilizing derivative instruments targeting both income and capital preservation.
Credit Risk	We will seek to manage credit risk by making investments which conform to our specific investment policy parameters and optimize risk-adjusted returns.
Capital Preservation	We will seek to protect our capital base through disciplined risk management practices.
Operational Risk	We will seek to limit impacts to our business through disciplined operational risk management practices addressing areas including but not limited to, management of key third party relationships (i.e. originators, sub-servicers), human capital management, cybersecurity and technology related matters, business continuity and financial reporting risk.
Compliance, Regulatory and Legal	We will seek to comply with regulatory requirements needed to maintain our REIT status and our exemption from registration under the Investment Company Act and the licenses and approvals of our regulated and licensed subsidiaries.

Governance

Risk management begins with our Board, through the review and oversight of the risk management framework, and executive management, through the ongoing formulation of risk management practices and related execution in managing risk. The Board exercises its oversight of risk management primarily through the Risk Committee and Audit Committee with support from the other Board Committees. The Risk Committee is responsible for oversight of our risk governance structure, risk management (operational and market risk) and risk assessment guidelines and policies and our risk appetite. The Audit Committee is responsible for oversight of the quality and integrity of our accounting, internal controls and financial reporting practices, including independent auditor selection, evaluation and review, and oversight of the internal audit function. The Risk Committee and the Audit Committee jointly oversee practices and policies related to cybersecurity and receive regular reports from management throughout the year on cybersecurity and related risks. The Management Development and Compensation Committee is responsible for oversight of risk related to our compensation policies and practices and other human capital matters such as succession and culture. The Nominating/Corporate Governance Committee assists the Board in its oversight of our corporate governance framework and the annual self-evaluation of the Board, and the Corporate Responsibility Committee assists the Board in its oversight of any matters that may present reputational or ESG risk to us. The Corporate Responsibility Committee shares oversight of specific ESG-related matters with other Board Committees and meets jointly with the Management Development and Compensation Committee on the Company's human capital management and culture and with the Risk Committee on ESG-related regulatory and policy risks.

Risk assessment and risk management are the responsibility of our management. A series of management committees has oversight or decision-making responsibilities for risk management activities. Membership of these committees is reviewed regularly to ensure the appropriate personnel are engaged in the risk management process. Three primary management committees have been established to provide a comprehensive framework for risk management. The management committees responsible for our risk management include the Enterprise Risk Committee ("ERC"), Asset / Liability Committee ("ALCO") and the Financial Reporting and Disclosure Committee ("FRDC"). Each of these committees reports to our management Operating Committee, which is responsible for oversight and management of our operations, including oversight and approval authority over all aspects of our enterprise risk management.

Audit Services is an independent function with reporting lines to the Audit Committee. Audit Services is responsible for performing our internal audit activities, which includes independently assessing and validating key controls within the risk management framework.

Our compliance group is responsible for oversight of our regulatory compliance. Our Chief Compliance Officer has reporting lines to the Audit Committee.


Annaly Risk Framework
Board
Annaly Board of Directors
Risk Committee
Management Development & Compensation Committee
Nominating / Corporate Governance Committee
Corporate Responsibility Committee
Audit Committee
Management Risk Oversight Committee
Operating Committee
Overall firm management, including oversight of all operational and formulation of strategic direction with the help of the groups recommendations
Compliance
Audit Services
Enterprise Risk Committee "ERC"
Oversight of enterprise-wide risk
Primary risk overseen: Operations, Cyber, IT / MIS, Legal & Regulatory, Compliance and Reputational
Responsible for monitoring and oversight of internal controls environment
Review of risks overseen by the ALCO and FRDC
Asset and Liability Committee "ALCO"
Oversight of portfolio risk, asset allocation, financing, and investment decisions across all business silos
Risks overseen: Investment / Market, Liquidity, Credit, Capital / Funding, and Counterparty
Financial Reporting and Disclosure Committee "FRDC"
Oversight of all financial disclosure matters
Monitoring of internal controls over financial reporting
Oversight of SOX program
Active monitoring of changes in GAAP / Tax standards and related applications

Description of Risks

We are subject to a variety of risks due to the business we operate. Risk categories are an important component of a robust enterprise-wide risk management framework.

We have identified the following primary categories that we utilize to identify, assess, measure and monitor risk.

Risk	Description
Liquidity and Funding Risk	Risk to earnings, capital or business resulting from our inability to meet our obligations when they come due without incurring unacceptable losses because of inability to liquidate assets or obtain adequate funding.
Investment/Market Risk	Risk to earnings, capital or business resulting in the decline in value of our assets or an increase in the costs of financing caused by changes in market variables, such as interest rates, which affect the values of investment securities and other investment instruments.
Credit Risk	Risk to earnings, capital or business resulting from an obligor's failure to meet the terms of any contract or otherwise failure to perform as agreed. This risk is present in lending and investing activities.
Counterparty Risk	Risk to earnings, capital or business resulting from a counterparty's failure to meet the terms of any contract or otherwise failure to perform as agreed. This risk is present in funding, hedging and investing activities.
Operational Risk	Risk to earnings, capital, reputation or business arising from inadequate or failed internal processes or systems (including business continuity planning), human factors or external events. This risk also applies to our use of proprietary and third party models, software vendors and data providers, and oversight of third party service providers such as sub-servicers, due diligence firms etc.
Compliance, Regulatory and Legal Risk	Risk to earnings, capital, reputation or conduct of business arising from violations of, or nonconformance with internal and external applicable rules and regulations, losses resulting from lawsuits or adverse judgments, or from changes in the regulatory environment that may impact our business model.

Liquidity and Funding Risk Management

Our liquidity and funding risk management strategy is designed to ensure the availability of sufficient resources to support our business and meet our financial obligations under both normal and adverse market and business environments. Our liquidity and funding risk management practices consist of the following primary elements:

Element	Description
Funding	Availability of diverse and stable sources of funds.
Excess Liquidity	Excess liquidity primarily in the form of unencumbered assets and cash.
Maturity Profile	Diversity and tenor of liabilities and modest use of leverage.
Stress Testing	Scenario modeling to measure the resiliency of our liquidity position.
Liquidity Management Policies	Comprehensive policies including monitoring, risk limits and an escalation protocol.

Funding

Our primary financing sources are repurchase agreements provided through counterparty arrangements and through Arcola, other secured financing, debt issued by securitization vehicles, mortgages, credit facilities, note sales and various forms of equity. We maintain excess liquidity by holding unencumbered liquid assets that could be either used to collateralize additional borrowings or sold.

We seek to conservatively manage our repurchase agreement funding position through a variety of methods including diversity, breadth and depth of counterparties and maintaining a staggered maturity profile.

Arcola, provides direct access to third party funding as a FINRA member broker-dealer. Arcola borrows funds through the General Collateral Finance Repo service offered by the FICC, with FICC acting as the central counterparty. In addition, Arcola may borrow funds through direct repurchase agreements.

To reduce our liquidity risk we maintain a laddered approach to our repurchase agreements. At December 31, 2023 and December 31, 2022, the weighted average days to maturity was 44 days and 27 days, respectively.

Our repurchase agreements generally provide that in the event of a margin call we must provide additional securities or cash on the same business day that a margin call is made. Should prepayment speeds on the mortgages underlying our Agency and Residential mortgage-backed securities and/or market interest rates or other factors move suddenly and cause declines in the market value of assets posted as collateral, resulting margin calls may cause an adverse change in our liquidity position.

At December 31, 2023, we had total financial assets and cash pledged against existing liabilities of $67.5 billion. The weighted average haircut was approximately 3% on repurchase agreements. The quality and character of the Residential Securities that we pledge as collateral under the repurchase agreements and interest rate swaps did not materially change at December 31, 2023 compared to the same period in 2022, and our counterparties did not materially alter any requirements, including required haircuts, related to the collateral we pledge under repurchase agreements and interest rate swaps during the year ended December 31, 2023.

The following table presents our quarterly average and quarter-end repurchase agreement and reverse repurchase agreement balances outstanding for the periods presented:

	Repurchase Agreements		Reverse Repurchase Agreements	
	Average Daily Amount Outstanding	Ending Amount Outstanding	Average Daily Amount Outstanding	Ending Amount Outstanding
For the three months ended	(dollars in thousands)			
December 31, 2023	$ 61,924,576	$ 62,201,543	$ 1,340,204	$ —
September 30, 2023	66,020,036	64,693,821	257,097	—
June 30, 2023	64,591,463	61,637,600	600,968	—
March 31, 2023	60,477,833	60,993,018	371,429	—
December 31, 2022	59,946,810	59,512,597	102,025	—
September 30, 2022	56,354,310	54,160,731	139,991	—
June 30, 2022	51,606,720	51,364,097	117,903	—
March 31, 2022	53,961,689	52,626,503	39,535	—
December 31, 2021	56,977,019	54,769,643	39,247	—

ANNALY CAPITAL MANAGEMENT, INC. AND SUBSIDIARIES
Item 7. Management's Discussion and Analysis

The following table provides information on our repurchase agreements and other secured financing by maturity date at December 31, 2023. The weighted average remaining maturity on our repurchase agreements and other secured financing was 46 days at December 31, 2023:

	December 31, 2023		
	Principal Balance	Weighted Average Rate	% of Total
	(dollars in thousands)		
1 day	$ —	— %	— %
2 to 29 days	32,811,903	5.75 %	52.3 %
30 to 59 days	18,618,606	5.57 %	29.7 %
60 to 89 days	7,198,769	5.64 %	11.5 %
90 to 119 days	247,306	7.09 %	0.4 %
Over 119 days [1]	3,824,959	6.20 %	6.1 %
Total	$ 62,701,543	5.72 %	100.0 %

[1] Less than 1% of the total repurchase agreements and other secured financing had a remaining maturity over 1 year.

We also finance our investments in residential mortgage loans through the issuance of securitization transactions sponsored by our wholly-owned subsidiary Onslow Bay Financial LLC ("Onslow Bay") under the Onslow Bay private-label securitization program.

The following table presents our outstanding debt balances and associated weighted average rates and days to maturity at December 31, 2023:

	Principal Balance	Weighted Average Rate		Weighted Average Days to Maturity [1]
		As of Period End	For the Quarter	
	(dollars in thousands)			
Repurchase agreements	$ 62,201,543	5.70 %	5.56 %	44
Other secured financing	500,000	8.09 %	8.08 %	289
Debt issued by securitization vehicles [2]	12,623,492	4.48 %	4.43 %	12,467
Participations issued [2]	1,086,538	7.64 %	6.97 %	10,850
Total indebtedness	$ 76,411,573			

[1] Determined based on estimated weighted-average lives of the underlying debt instruments.
[2] Non-recourse to Annaly.

Excess Liquidity

Our primary source of liquidity is the availability of unencumbered assets which may be provided as collateral to support additional funding needs. We target minimum thresholds of available, unencumbered assets to maintain excess liquidity. The following table illustrates our asset portfolio available to support potential collateral obligations and funding needs.

Assets are considered encumbered if pledged as collateral against an existing liability, and therefore are no longer available to support additional funding. An asset is considered unencumbered if it has not been pledged or securitized. The following table also provides the carrying amount of our encumbered and unencumbered financial assets at December 31, 2023:

	Encumbered Assets	Unencumbered Assets	Total
Financial assets		(dollars in thousands)	
Cash and cash equivalents	$ 1,136,298	$ 275,850	$ 1,412,148
Investments, at carrying value [1]			
Agency mortgage-backed securities	62,707,010	3,553,285	66,260,295
Credit risk transfer securities	918,662	55,397	974,059
Non-agency mortgage-backed securities	1,554,090	554,184	2,108,274
Commercial mortgage-backed securities	220,486	1,958	222,444
Residential mortgage loans [2]	15,329,539	331,167	15,660,706
MSR	1,781,279	340,917	2,122,196
Other assets [3]	—	56,165	56,165
Total financial assets	$ 83,647,364	$ 5,168,923	$ 88,816,287

[1] The amounts reflected in the table above are on a settlement date basis and may differ from the total positions reported on the Consolidated Statements of Financial Condition.

[2] Includes assets transferred or pledged to securitization vehicles.

[3] Includes commercial real estate investments and interests in certain joint ventures.

We maintain liquid assets in order to satisfy our current and future obligations in normal and stressed operating environments. These are held as the primary means of liquidity risk mitigation. The composition of our liquid assets is also considered and is subject to certain parameters. The composition is monitored for concentration risk, including in respect of our deposits of our cash and cash equivalents, and asset type. We believe the assets we consider liquid can be readily converted into cash, through liquidation or by being used as collateral in financing arrangements (including as additional collateral to support existing financial arrangements). Our balance sheet also generates liquidity on an on-going basis through mortgage principal and interest repayments and net earnings held prior to payment of dividends. The following table presents our liquid assets as a percentage of total assets at December 31, 2023:

	Carrying Value [1]
Liquid assets	(dollars in thousands)
Cash and cash equivalents	$ 1,412,148
Residential Securities [2]	69,342,531
Commercial mortgage-backed securities	222,444
Residential mortgage loans [3]	2,353,084
Total liquid assets	$ 73,330,207
Percentage of liquid assets to carrying amount of encumbered and unencumbered financial assets [4]	97.14 %

[1] Carrying value approximates the market value of assets. The assets listed in this table include $67.5 billion of assets that have been pledged as collateral against existing liabilities at December 31, 2023. Please refer to the Encumbered and Unencumbered Assets table for related information.

[2] The amounts reflected in the table above are on a settlement date basis and may differ from the total positions reported on the Consolidated Statements of Financial Condition.

[3] Excludes securitized residential mortgage loans transferred or pledged to consolidated VIEs carried at fair value of $13.3 billion.

[4] Denominator is computed based on the carrying amount of encumbered and unencumbered financial assets, excluding assets transferred or pledged to securitization vehicles, of $13.3 billion.

Maturity Profile

We consider the profile of our assets, liabilities and derivatives when managing both liquidity risk as well as investment/market risk employing a measurement of both the maturity gap and interest rate sensitivity gap. We determine the amount of liquid assets that are required to be held by monitoring several liquidity metrics. We utilize several modeling techniques to analyze our current and potential obligations including the expected cash flows from our assets, liabilities and derivatives. The following table illustrates the expected final maturities and cash flows of our assets, liabilities and derivatives. The table is based on a static portfolio and assumes no reinvestment of asset cash flows and no future liabilities are entered into. In assessing the maturity of our assets, liabilities and off-balance sheet obligations, we use the stated maturities, or our prepayment expectations for assets and liabilities that exhibit prepayment characteristics. Cash and cash equivalents are included in the 'Less than 3 Months' maturity bucket, as they are typically held for a short period of time.

With respect to each maturity bucket, our maturity gap is considered negative when the amount of maturing liabilities exceeds the amount of maturing assets. A negative gap increases our liquidity risk as we must enter into future liabilities.

Our interest rate sensitivity gap is the difference between interest earning assets and interest bearing liabilities maturing or re-pricing within a given time period. Unlike the calculation of maturity gap, interest rate sensitivity gap includes the effect of our interest rate swaps. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities. A gap is considered negative when the amount of interest-rate sensitive liabilities exceeds interest-rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income, while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to affect net interest income adversely. Because different types of assets and liabilities with the same or similar maturities may react differently to changes in overall market rates or conditions, changes in interest rates may affect net interest income positively or negatively even if assets and liabilities were perfectly matched in each maturity category. The amount of assets and liabilities utilized to compute our interest rate sensitivity gap was determined in accordance with the contractual terms of the assets and liabilities, except that adjustable-rate loans and securities are included in the period in which their interest rates are first scheduled to adjust and not in the period in which they mature. The effects of interest rate swaps, whereby we generally pay a fixed rate and receive a floating rate and effectively lock in our financing costs for a longer term, are also reflected in our interest rate sensitivity gap.

The interest rate sensitivity of our assets and liabilities in the following table at December 31, 2023 could vary substantially based on actual prepayment experience.

	Less than 3 Months	3-12 Months	More than 1 Year to 3 Years	3 Years and Over	Total
Financial assets		(dollars in thousands)			
Cash and cash equivalents	$ 1,412,148	$ —	$ —	$ —	$ 1,412,148
Agency mortgage-backed securities (principal)	—	2,500	1,017,978	65,895,324	66,915,802
Residential credit risk transfer securities (principal)	1,000	—	6,838	916,891	924,729
Non-agency mortgage-backed securities (principal)	223,943	27,844	820,276	1,166,032	2,238,095
Commercial mortgage-backed securities (principal)	—	132,242	92,355	—	224,597
Total securities	224,943	162,586	1,937,447	67,978,247	70,303,223
Residential mortgage loans (principal)	—	—	—	2,315,093	2,315,093
Total loans	—	—	—	2,315,093	2,315,093
Assets transferred or pledged to securitization vehicles (principal)	—	—	—	14,296,110	14,296,110
Total financial assets - maturity	1,637,091	162,586	1,937,447	84,589,450	88,326,574
Effect of utilizing reset dates [1]	16,192,657	256,055	95,991	(16,544,703)	—
Total financial assets - interest rate sensitive	$ 17,829,748	$ 418,641	$ 2,033,438	$ 68,044,747	$ 88,326,574
Financial liabilities					
Repurchase agreements	$ 58,629,278	$ 3,572,265	$ —	$ —	$ 62,201,543
Debt issued by securitization vehicles (principal)	—	—	—	12,623,492	12,623,492
Participations issued (principal)	—	—	—	1,086,538	1,086,538
U.S. Treasury securities sold, not yet purchased	2,132,751	—	—	—	2,132,751
Total financial liabilities - maturity	60,762,029	3,572,265	—	13,710,030	78,044,324
Effect of utilizing reset dates [1][2]	(49,746,861)	(1,400,700)	15,028,564	36,118,997	—
Total financial liabilities - interest rate sensitive	$ 11,015,168	$ 2,171,565	$ 15,028,564	$ 49,829,027	$ 78,044,324
Maturity gap	$ (59,124,938)	$ (3,409,679)	$ 1,937,447	$ 70,879,420	$ 10,282,250
Cumulative maturity gap	$ (59,124,938)	$ (62,534,617)	$ (60,597,170)	$ 10,282,250	
Interest rate sensitivity gap	$ 6,814,580	$ (1,752,924)	$ (12,995,126)	$ 18,215,720	$ 10,282,250
Cumulative rate sensitivity gap	$ 6,814,580	$ 5,061,656	$ (7,933,470)	$ 10,282,250	

[1] Maturity gap utilizes stated maturities, or prepayment expectations for assets that exhibit prepayment characteristics, while interest rate sensitivity gap utilizes reset dates, if applicable.
[2] Includes effect of interest rate swaps.

The methodologies we employ for evaluating interest rate risk include an analysis of our interest rate "gap," measurement of the duration and convexity of our portfolio and sensitivities to interest rates and spreads.

Stress Testing

We utilize liquidity stress testing to ensure we have sufficient liquidity under a variety of scenarios and stresses. These stress tests assist with the management of our pool of liquid assets and influence our current and future funding plans. The stresses applied include market-wide and firm-specific stresses.

Liquidity Management Policies

We utilize a comprehensive liquidity policy structure to inform our liquidity risk management practices including monitoring and measurement, along with well-defined key risk indicators. Both quantitative and qualitative targets are utilized to measure the ongoing stability and condition of the liquidity position, and include the level and composition of unencumbered assets, as well as the sustainability of the funding composition under stress conditions.

We also monitor early warning metrics designed to measure the quality and depth of liquidity sources based upon both company-specific and market conditions. The metrics assist in assessing our liquidity conditions and are integrated into our escalation protocol.

Investment/Market Risk Management

One of the primary risks we are subject to is investment/market risk. Changes in the level of interest rates can affect our net interest income, which is the difference between the income we earn on our interest earning assets and the interest expense incurred from interest bearing liabilities and derivatives. Changes in the level of interest rates and spreads can also affect the value of our assets and potential realization of gains or losses from the sale of these assets. We may utilize a variety of financial instruments, including interest rate swaps, swaptions, options, futures and other hedges, in order to limit the adverse effects of interest rates on our results. In the case of interest rate swaps, we utilize contracts linked to SOFR but may also enter into interest rate swaps where the floating leg is linked to the overnight index swap rate or another index. In addition, we may use MAC interest rate swaps in which we may receive or make a payment at the time of entering such interest rate swap to compensate for the off-market nature of such interest rate swap. MAC interest rate swaps offer price transparency, flexibility and more efficient portfolio administration through compression which is the process of reducing the number of unique interest rate swap contracts and replacing them with fewer contracts containing market defined terms. Our portfolio and the value of our portfolio, including derivatives, may be adversely affected as a result of changing interest rates and spreads.

We simulate a wide variety of interest rate scenarios in evaluating our risk. Scenarios are run to capture our sensitivity to changes in interest rates, spreads and the shape of the yield curve. We also consider the assumptions affecting our analysis such as those related to prepayments. In addition to predefined interest rate scenarios, we utilize Value-at-Risk measures to estimate potential losses in the portfolio over various time horizons utilizing various confidence levels. The following tables estimate the potential changes in economic net interest income over a twelve month period and the immediate effect on our portfolio market value (inclusive of derivative instruments), should interest rates instantaneously increase or decrease by 25, 50 or 75 basis points, and the effect of portfolio market value if mortgage option-adjusted spreads instantaneously increase or decrease by 5, 15 or 25 basis points (assuming shocks are parallel and instantaneous). All changes to income and portfolio market value are measured as percentage changes from the projected net interest income and portfolio value at the base interest rate scenario. The net interest income simulations incorporate the interest expense effect of rate resets on liabilities and derivatives as well as the amortization expense and reinvestment of principal based on the prepayments on our securities, which varies based on the level of rates. The results assume no management actions in response to the rate or spread changes. The following table presents estimates at December 31, 2023. Actual results could differ materially from these estimates.

Change in Interest Rate [1]	Estimated Percentage Change in Portfolio Value [2]	Estimated Change as a % on NAV [2][3]	Projected Percentage Change in Economic Net Interest Income [4]
-75 Basis points	(0.3%)	(2.2%)	8.1%
-50 Basis points	(0.1)%	(0.9)%	5.7%
-25 Basis points	—%	(0.2)%	3.0%
+25 Basis points	—%	(0.4%)	(3.2%)
+50 Basis points	(0.1%)	(1.2%)	(6.7%)
+75 Basis points	(0.3%)	(2.4%)	(10.5%)

MBS Spread Shock [1]	Estimated Change in Portfolio Market Value [2]	Estimated Change as a % on NAV [2][3]
-25 Basis points	1.3%	10.1%
-15 Basis points	0.8%	6.0%
-5 Basis points	0.3%	2.0%
+5 Basis points	(0.3%)	(2.0%)
+15 Basis points	(0.7%)	(6.0%)
+25 Basis points	(1.2%)	(9.9%)

[1] Interest rate and MBS spread sensitivity are based on results from third party models in conjunction with inputs from our internal investment professionals. Actual results could differ materially from these estimates.

[2] Scenarios include securities, residential mortgage loans, MSR and derivative instruments.

[3] NAV represents book value of equity.

[4] Scenarios include securities, residential mortgage loans, repurchase agreements, other secured financing and interest rate swaps. Economic net interest income includes the net interest component of interest rate swaps.

Credit Risk Management

Key risk parameters have been established to specify our credit risk appetite. We seek to manage credit risk by making investments which conform to the firm's specific investment policy parameters and optimize risk-return attributes.

While we do not expect to encounter credit risk in our Agency mortgage-backed securities, we face credit risk on the non-Agency mortgage-backed securities and CRT securities in our portfolio. In addition, we are also exposed to credit risk on residential mortgage loans and commercial real estate investments. MSR values may also be impacted through reduced servicing fees and higher costs to service the underlying mortgage loans due to borrower performance. Generally, we are subject to risk of loss if an issuer or borrower fails to perform its contractual obligations. We have established policies and procedures for mitigating credit risk, including establishing and reviewing limits for credit exposure. In the case of residential mortgage loans and MSR, we may engage a third party to perform due diligence on a sample of loans that we believe sufficiently represents the entire pool. Once an investment is made, our ongoing surveillance process includes regular reviews, analysis and oversight of investments by our investment personnel and appropriate committee. We review credit and other risks of loss associated with each investment. Our management monitors the overall portfolio risk and determines estimates of provision for loss. Additionally, ALCO has oversight of our credit risk exposure.

Our portfolio composition, based on balance sheet values, at December 31, 2023 and 2022 was as follows:

Category	December 31, 2023	December 31, 2022
Agency mortgage-backed securities	75.9 %	79.4 %
Credit risk transfer securities	1.1 %	1.3 %
Non-agency mortgage-backed securities	2.4 %	2.5 %
Residential mortgage loans [1]	17.9 %	13.9 %
Mortgage servicing rights	2.4 %	2.2 %
Commercial real estate [1]	0.3 %	0.7 %

[1] Includes assets transferred or pledged to securitization vehicles.

Counterparty Risk Management

Our use of repurchase and derivative agreements and trading activities create exposure to counterparty risk relating to potential losses that could be recognized if the counterparties to these agreements fail to perform their obligations under the contracts. In the event of default by a counterparty, we could have difficulty obtaining our assets pledged as collateral. A significant portion of our investments are financed with repurchase agreements by pledging our Residential Securities as collateral to the applicable lender. The collateral we pledge generally exceeds the amount of the borrowings under each agreement. If the counterparty to the repurchase agreement defaults on its obligations and we are not able to recover our pledged asset, we are at risk of losing the over-collateralization or haircut. The amount of this exposure is the difference between the amount loaned to us plus interest due to the counterparty and the fair value of the collateral pledged by us to the lender including accrued interest receivable on such collateral.

We also use interest rate swaps and other derivatives to manage interest rate risk. Under these agreements, we pledge securities and cash as collateral or settle variation margin payments as part of a margin arrangement.

If a counterparty were to default on its obligations, we would be exposed to a loss to a derivative counterparty to the extent that the amount of our securities or cash pledged exceeded the unrealized loss on the associated derivative and we were not able to recover the excess collateral. Additionally, we would be exposed to a loss to a derivative counterparty to the extent that our unrealized gains on derivative instruments exceeded the amount of the counterparty's securities or cash pledged to us.

We monitor our exposure to counterparties across several dimensions including by type of arrangement, collateral type, counterparty type, ratings and geography. Additionally, ALCO has oversight of our counterparty exposure.

The following table summarizes our exposure to counterparties by geography at December 31, 2023:

Geography	Number of Counterparties	Secured Financing [1]	Interest Rate Swaps at Fair Value	Exposure [2]
		(dollars in thousands)		
North America	23	$ 48,042,915	$ (29,750)	$ 3,225,098
Europe	10	10,403,461	(26,957)	803,497
Asia (non-Japan)	1	447,776	—	16,234
Japan	4	3,807,391	—	310,799
Total	38	$ 62,701,543	$ (56,707)	$ 4,355,628

[1] Includes repurchase agreements and other secured financing.

[2] Represents the amount of cash and/or securities pledged as collateral to each counterparty less the aggregate of repurchase agreement and other secured financing and derivatives for each counterparty.

Operational Risk Management

We are subject to operational risk in each of our business and support functions. Operational risk may arise from internal or external sources including human error, fraud, systems issues, process change, vendors, business interruptions and other external events. We manage operational risk through a variety of tools including processes, policies and procedures that cover topics such as business continuity, personal conduct, cybersecurity and vendor management. Other tools include Risk and Control Self Assessment ("RCSA") testing, including disaster recovery/testing; systems controls, including access controls; training, including phishing exercises and cybersecurity awareness training; and monitoring, which includes the use of key risk indicators. Our Operational Risk Management team conducts a disaster recovery exercise on an annual basis and periodically conducts other operational risk tabletop exercises. Employee-level lines of defense against operational risk include proper segregation of incompatible duties, activity-level internal controls over financial reporting, the empowerment of business units to identify and mitigate operational risk sources, testing by our internal audit staff, and our overall governance framework.

Operational Risk Management responsibilities are overseen by the ERC. The ERC is responsible for supporting the Operating Committee in the implementation, ongoing monitoring, and evaluation of the effectiveness of the enterprise-wide risk management framework. This oversight authority includes review of the strategies, processes, policies, and practices established by management to identify, assess, measure, and manage enterprise-wide risk.

Cybersecurity is part of our enterprise-wide risk management framework. Processes for assessing, identifying, and managing cybersecurity risks include cybersecurity risk assessments, use of key risk indicators, vendor cybersecurity risk management, employee training, including phishing exercises and cybersecurity awareness training, penetration testing, evaluation of cybersecurity insurance and periodic engagements by our internal audit department, which determines whether our cybersecurity program and information security practices align with relevant parts of the National Institute of Standards and Technology ("NIST") framework. We periodically engage penetration testing companies and law firms to assist in these processes. When we do so, we hire reputable companies, limit their access to only information necessary for the specific purpose and maintain security controls around confidential information, including personal information. We also maintain a Cybersecurity Incident Response Plan ("Response Plan") with processes to identify, contain, mitigate and escalate cybersecurity incidents, utilizing cross-functional expertise and external resources as needed. We conduct tabletop exercises to test our Response Plan and our reaction to various business disruption events, and the results of these tabletop exercises are reported to the Cybersecurity Committee and the ERC.

We also have processes in place to oversee and identify material risks from cybersecurity threats associated with our use of third party service providers, including mortgage loan servicers and sub-servicers, upon which we depend on to perform various business processes related to our operations. Our vendor management policy establishes procedures for engaging, onboarding and monitoring the performance of third party vendors. For mortgage loan servicers and sub-servicers, these procedures include assessing a vendor's financial health as well as oversight of its compliance with applicable laws and regulations, cybersecurity and business continuity programs and security of personally identifiable information. We also have processes to evaluate and classify cybersecurity risk related to sensitive data held by key third party service providers on their systems.

The Cybersecurity Committee has primary responsibility for these processes to manage cybersecurity risks, under the oversight of the ERC. Daily monitoring of cybersecurity defenses is performed by the IT Infrastructure Team and any issues are escalated to the Cybersecurity Committee as needed. The Cybersecurity Committee regularly meets to discuss both routine oversight of cybersecurity processes, policies and procedures and management of any cyber-specific events, including escalation to the ERC, the executive leadership team and/or the Board as appropriate.

The Cybersecurity Committee includes representatives from Operational Risk Management, Information Technology, Legal, Mortgage Operations and Internal Control. Certain members of the Cybersecurity Committee have relevant qualifications such as extensive work experience implementing data security measures, developing cybersecurity policies and procedures, and assessing, managing and reporting cybersecurity risk. Members also participate in cybersecurity-related professional organizations that discuss industry threats, challenges and solutions to cybersecurity issues. Our Head of IT Infrastructure has completed the "Cybersecurity: Managing Risk in the Information Age" certificate program from Harvard University.

The Cybersecurity Committee regularly discusses cybersecurity risk management and best practices with the ERC and with the Audit and Risk Committees of our Board. The Audit and Risk Committees jointly oversee processes, practices and policies related to cybersecurity and receive joint and individual presentations from management and external experts on cyber and technology-related risks. Two members of our Board have completed the Carnegie Mellon/NACD Cyber-Risk Oversight Program and earned the CERT Certificate in Cybersecurity Oversight and one member of our Board has completed the NACD Master Class: Cyber-Risk Oversight Program.

To date, we have not detected any risks from cybersecurity threats that have materially affected us. However, even though we take steps to employ reasonable cybersecurity efforts, not every cybersecurity incident can be prevented or detected. We also may be held responsible for cybersecurity threats affecting our third party service providers, including mortgage sub-servicers. Therefore, while we believe there are currently no risks from any potential cybersecurity threat or cybersecurity incident that are reasonably likely to have a material effect on our business strategy, results of operations or financial condition, the likelihood or severity of such risks are difficult to predict. For further discussion, please see the risk factors titled "We are highly dependent on information systems and networks, many of which are operated by third parties, and any failure of these systems or networks could materially and adversely affect our business" and "Cyberattacks or other information security breaches could adversely affect our business, reputation and financial condition" in Part I, Item 1A. "Risk Factors" in this Annual Report on Form 10-K.

Compliance, Regulatory and Legal Risk Management

Our business is organized as a REIT, and we seek to continue to meet the requirements for taxation as a REIT. The determination that we are a REIT requires an analysis of various factual matters and circumstances. Accordingly, we closely monitor our REIT status within our risk management program. We also regularly assess our risk management in respect of our regulated and licensed subsidiaries, which include our registered broker-dealer subsidiary Arcola, our subsidiary that is registered with the SEC as an investment adviser under the Investment Advisers Act and our subsidiary that operates as a licensed mortgage aggregator and master servicer.

The financial services industry is highly regulated and receives significant attention from regulators, which may impact both our company and our business strategy. Our investments in residential whole loans and MSR require us to comply with applicable state and federal laws and regulations and maintain appropriate governmental licenses, approvals and exemptions. We proactively monitor the potential impact regulation may have both directly and indirectly on us. We maintain a process to actively monitor both actual and potential legal action that may affect us. Our risk management framework is designed to identify, measure and monitor these risks under oversight of the ERC.

We currently rely on the exemption from registration provided by Section 3(c)(5)(C) of the Investment Company Act, and we seek to continue to meet the requirements for this exemption from registration. The determination that we qualify for this exemption from registration depends on various factual matters and circumstances. Accordingly, in conjunction with our legal department, we closely monitor our compliance with Section 3(c)(5)(C) within our risk management program. Compliance with Section 3(c)(5)(C) of the Investment Company Act is monitored by the FRDC under the oversight of the ERC.

Critical Accounting Estimates

The preparation of our consolidated financial statement in accordance with generally accepted accounting principles in the United States requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ materially from these estimates and changes in assumptions could have a significant effect on the consolidated financial statements. Our critical accounting policies that require us to make significant judgments or estimates are described below. For more information on these critical accounting policies and other significant accounting policies, refer to the Note titled "Significant Accounting Policies" in the Notes to the Consolidated Financial Statements included in Item 15. "Exhibits, Financial Statement Schedules."

Valuation of Financial Instruments

Residential Securities

Description: We carry residential securities at estimated fair value. There is an active market for our Agency mortgage-backed securities, CRT securities and non-Agency mortgage-backed securities.

Judgments and Uncertainties: Since we primarily invest in securities that can be valued using quoted prices for actively traded assets, there is a high degree of observable inputs and less subjectivity in measuring fair value. Internal fair values are determined using quoted prices from the TBA securities market, the Treasury curve and the underlying characteristics of the individual securities, which may include coupon, periodic and life caps, reset dates and the expected life of the security. While prepayment rates may be difficult to predict and require estimation and judgment in the valuation of Agency mortgage-backed securities, we use several third party models to validate prepayment speeds used in fair value measurements of residential securities. All internal fair values are compared to external pricing sources and/or dealer quotes to determine reasonableness. Additionally, securities used as collateral for repurchase agreements are priced daily by counterparties to ensure sufficient collateralization, providing additional verification of our internal pricing.

Sensitivity of Estimates to Change: Changes in underlying assumptions used in estimating fair value impact the carrying value of the residential securities as well as their yield. For example, an increase in CPR would decrease the carrying value and yield of our Agency mortgage-backed securities. Our valuations are most sensitive to changes in interest rate, which also impacts prepayment speeds. Refer to the Experienced and Projected Long-Term CPR, Financial Condition – Residential Securities and the interest rate sensitivity and interest rate and MBS spread shock analysis and discussions within this Item 7. for further information.

Residential Mortgage Loans

Description: We elected to account for Residential Mortgage Loans at fair value. There is an active market for the residential whole loans in which we invest.

Judgments and Uncertainties: Since we primarily invest in residential loans that can be valued using actively quoted prices for similar assets, there are observable inputs in measuring fair value. Internal fair values are determined using quoted prices for similar market transactions, the swap curve and the underlying characteristics of the individual loans, which may include loan term, coupon, and reset dates. While prepayment rates may be difficult to predict and are a significant estimate requiring judgment in the valuation of residential whole loans, we validate prepayment speeds against those provided by independent pricing analytic providers specializing in residential mortgage loans. Internal fair values are generally compared to external pricing sources to determine reasonableness.

Sensitivity of Estimates to Change: Changes to model assumptions, including prepayment speeds may significantly impact the fair value estimate of residential mortgage loans as well as unrealized gains and losses and yield on these assets. Our valuations are most sensitive to changes in interest rate, which also impacts prepayment speeds. Refer to the interest rate sensitivity and interest rate shock analysis and discussions within this Item 7. for further information.

MSR

Description: We elected to account for MSR at fair value. The market for MSR is considered less active and transparent compared to securities. As such fair value estimates for our investment in MSR are obtained from models, which use significant unobservable inputs in their valuations.

Judgments and Uncertainties: These valuations primarily utilize discounted cash flow models that incorporate unobservable market data inputs including prepayment rates, delinquency levels, costs to service and discount rates. Model valuations are then compared to valuations obtained from third party pricing providers. Management reviews the valuations received from third party pricing providers and uses them as a point of comparison to modeled values. The valuation of MSR requires significant judgment by management and the third party pricing providers.

Sensitivity of Estimates to Change: Changes in the underlying assumptions used to estimate the fair value of MSR impact the carrying value as well as the related unrealized gains and losses recognized. For further discussion of the sensitivity of the model inputs refer to the Note titled "Fair Value Measurements" in the Notes to the Consolidated Financial Statements included in Item 15. "Exhibits, Financial Statement Schedules."

Interest Rate Swaps

Description: We are required to account for derivative assets and liabilities at fair value, which may or may not be cleared through a derivative clearing organization. We value our cleared interest rate swaps using the prices provided by the derivatives clearing organization. We value uncleared derivatives using internal models with prices compared to counterparty marks.

Judgments and Uncertainties: We use the overnight indexed swap ("OIS") curve, the SOFR curve, or SOFR forward rates as an input to value substantially all of our uncleared interest rate swaps. Consistent with market practice, we exchange collateral (also called margin) based on the fair values of our interest rate swaps. Through this margining process, we may be able to compare our recorded fair value with the fair value calculated by the counterparty or derivatives clearing organization, providing additional verification of our recorded fair value of the uncleared interest rate swaps.

Sensitivity of Estimates to Change: Changes in the OIS curve will impact the carrying value of our interest rate swap assets and liabilities. Our valuations are most sensitive to changes in interest rate, which also impacts prepayment speeds. See the interest rate sensitivity and interest rate shock analysis and discussions within this Item 7. for further information.

Revenue Recognition

Description: Interest income from coupon payments is accrued based on the outstanding principal amounts of the Residential Securities and their contractual terms. Premiums and discounts associated with the purchase of the Residential Securities are amortized or accreted into interest income over the projected lives of the securities using the interest method. Gains or losses on sales of Residential Securities are recorded on trade date based on the specific identification method.

Judgments and Uncertainties: To aid in determining projected lives of the securities, we use third party model and market information to project prepayment speeds. Our prepayment speed projections incorporate underlying loan characteristics (i.e., coupon, term, original loan size, original loan-to-value ratio, etc.) and market data, including interest rate and home price index forecasts and expert judgment. Prepayment speeds vary according to the type of investment, conditions in the financial markets and other factors and cannot be predicted with any certainty.

Sensitivity of Estimates to Change: Changes to model assumptions, including interest rates and other market data, as well as periodic revisions to the model will cause changes in the results. Adjustments are made for actual prepayment activity as it relates to calculating the effective yield. The sensitivity of changes in interest rates to our economic net interest income is included in the interest rate shock analysis and discussions within this Item 7 for further information.

Consolidation of Variable Interest Entities

Description: We are required to determine if it is required to consolidate entities in which it holds a variable interest.

Judgments and Uncertainties: Determining whether an entity has a controlling financial interest in a VIE requires significant judgment related to assessing the purpose and design of the VIE and determination of the activities that most significantly impact its economic performance. We must also identify explicit and implicit variable interests in the entity and consider our involvement in both the design of the VIE and its ongoing activities. To determine whether consolidation of the VIE is required, we must apply judgment to assess whether we have the power to direct the most significant activities of the VIE and whether we have either the rights to receive benefits or the obligation to absorb losses that could be potentially significant to the VIE.

Use of Estimates

The use of GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Glossary of Terms

A

Adjustable-Rate Loan / Security
A loan / security on which interest rates are adjusted at regular intervals according to predetermined criteria. The adjustable interest rate is tied to an objective, published interest rate index.

Agency
Refers to a federally chartered corporation, such as the Federal National Mortgage Association, or the Federal Home Loan Mortgage Corporation, or an agency of the U.S. Government, such as the Government National Mortgage Association.

Agency Mortgage-Backed Securities
Refers to residential mortgage-backed securities that are issued or guaranteed by an Agency.

Amortization
Liquidation of a debt through installment payments. Amortization also refers to the process of systematically reducing a recognized asset or liability (e.g., a purchase premium or discount for a debt security) with an offset to earnings.

Average GAAP Cost of Interest Bearing Liabilities and Average Economic Cost of Interest Bearing Liabilities
Average GAAP cost of interest bearing liabilities represents annualized interest expense divided by average interest bearing liabilities. Average interest bearing liabilities is a non-GAAP financial measure that reflects the average balances during the period. Average economic cost of interest bearing liabilities represents annualized economic interest expense divided by average interest bearing liabilities.

Average Life
On a mortgage-backed security, the average time to receipt of each dollar of principal, weighted by the amount of each principal prepayment, based on prepayment assumptions.

Average Yield on Interest Earnings Assets and Average Yield on Interest Earnings Assets (excluding PAA)
Average yield on interest earning assets represents annualized interest income divided by average interest earning assets. Average interest earning assets reflects the average amortized cost of our investments during the period. Average yield on interest earning assets (excluding PAA) is a non-GAAP financial measure that is calculated using annualized interest income (excluding PAA).

B

Basis Point ("bp" or "bps")
One hundredth of one percent, used in expressing differences in interest rates. One basis point is 0.01% of yield. For example, a bond's yield that changed from 3.00% to 3.50% would be said to have moved 50 basis points.

Benchmark
A bond or an index referencing a basket of bonds whose terms are used for comparison with other bonds of similar maturity. The global financial market typically looks to U.S. Treasury securities as benchmarks.

Beneficial Owner
One who benefits from owning a security, even if the security's title of ownership is in the name of a broker or bank.

Board
Refers to the board of directors of Annaly.

Bond
The written evidence of debt, bearing a stated rate or stated rates of interest, or stating a formula for determining that rate, and maturing on a date certain, on which date and upon presentation a fixed sum of money plus interest (usually represented by interest coupons attached to the bond) is payable to the holder or owner. Bonds are long-term securities with an original maturity of greater than one year.

Book Value Per Share
Calculated by summing common stock, additional paid-in capital, accumulated other comprehensive income (loss) and accumulated deficit and dividing that number by the total common shares outstanding.

Broker
Generic name for a securities firm engaged in both buying and selling securities on behalf of customers or its own account.

C

Capital Buffer
Includes unencumbered financial assets which can be either sold or utilized as collateral to meet liquidity needs.

Capital Ratio (GAAP Capital Ratio)
Calculated as total stockholders' equity divided by total assets.

Carry

The amount an asset earns over its hedging and financing costs. A positive carry happens when the rate on the securities being financed is greater than the rate on the funds borrowed. A negative carry is when the rate on the funds borrowed is greater than the rate on the securities that are being financed.

CMBX

The CMBX index is a synthetic tradable index referencing a basket of 25 CMBS of a particular rating and vintage. The CMBX index allows investors to take a long position (referred to as selling protection) or short position (referred to as purchasing protection) on the respective basket of CMBS securities and is structured as a "pay-as-you-go" contract whereby the protection seller receives and the protection buyer pays a standardized running coupon on the contracted notional amount. Additionally, the protection seller is obligated to pay to the protection buyer the amount of principal losses and/or coupon shortfalls on the underlying CMBS securities as they occur.

Collateral

Securities, cash or property pledged by a borrower or party to a derivative contract to secure payment of a loan or derivative. If the borrower fails to repay the loan or defaults under the derivative contract, the secured party may take ownership of the collateral.

Collateralized Loan Obligation ("CLO")

A securitization collateralized by loans and other debt instruments.

Collateralized Mortgage Obligation ("CMO")

A multiclass bond backed by a pool of mortgage pass-through securities or mortgage loans.

Commodity Futures Trading Commission ("CFTC")

An independent U.S. federal agency established by the Commodity Futures Trading Commission Act of 1974. The CFTC regulates the swaps, commodity futures and options markets. Its goals include the promotion of competitive and efficient futures markets and the protection of investors against manipulation, abusive trade practices and fraud.

Commercial Mortgage-Backed Security ("CMBS" or "Commercial Securities")

Securities collateralized by a pool of mortgages on commercial real estate in which all principal and interest from the mortgages flow to certificate holders in a defined sequence or manner.

Constant Prepayment Rate ("CPR")

The percentage of outstanding mortgage loan principal that prepays in one year, based on the annualization of the Single Monthly Mortality, which reflects the outstanding mortgage loan principal that prepays in one month.

Convexity

A measure of the change in a security's duration with respect to changes in interest rates. The more convex a security is, the more its duration will change with interest rate changes.

Corporate Debt

Non-government debt instruments issued by corporations. Long-term corporate debt can be issued as bonds or loans.

Counterparty

One of two entities in a transaction. For example, in the bond market a counterparty can be a state or local government, a broker-dealer or a corporation.

Coupon

The interest rate on a bond that is used to compute the amount of interest due on a periodic basis.

Credit and Counterparty Risk

Risk to earnings, capital or business, resulting from an obligor's or counterparty's failure to meet the terms of any contract or otherwise failure to perform as agreed. Credit and counterparty risk is present in lending, investing, funding and hedging activities.

Credit Derivatives

Derivative instruments that have one or more underlyings related to the credit risk of a specified entity (or group of entities) or an index that exposes the seller to potential loss from specified credit-risk related events. An example is credit derivatives referencing the commercial mortgage-backed securities index.

Credit Risk Transfer ("CRT") Securities

Credit Risk Transfer securities are risk sharing transactions issued by Fannie Mae and Freddie Mac and similarly structured transactions arranged by third party market participants. The securities issued in the CRT sector are designed to synthetically transfer mortgage credit risk from Fannie Mae, Freddie Mac and/or third parties to private investors.

Current Face

The current remaining monthly principal on a mortgage security. Current face is computed by multiplying the original face value of the security by the current principal balance factor.

D

Dealer

Person or organization that underwrites, trades and sells securities, e.g., a principal market-maker in securities.

Default Risk

Possibility that a bond issuer will fail to pay principal or interest when due.

Derivative

A financial product that derives its value from the price, price fluctuations and price expectations of an underlying instrument, index or reference pool (e.g. futures contracts, options, interest rate swaps, interest rate swaptions and certain to-be-announced securities).

Discount Price

When the dollar price is below face value, it is said to be selling at a discount.

Duration

The weighted maturity of a fixed-income investment's cash flows, used in the estimation of the price sensitivity of fixed-income securities for a given change in interest rates.

E

Earnings available for distribution ("EAD") and Earnings available for distribution Per Average Common Share

Non-GAAP financial measure defined as the sum of (a) economic net interest income, (b) TBA dollar roll income and CMBX coupon income, (c) net servicing income less realized amortization of MSR, (d) other income (loss) (excluding depreciation expense related to commercial real estate and amortization of intangibles, non-EAD income allocated to equity method investments and other non-EAD components of other income (loss)), (e) general and administrative expenses (excluding transaction expenses and non-recurring items), and (f) income taxes (excluding the income tax effect of non-EAD income (loss) items) and excludes (g) the premium amortization adjustment representing the cumulative impact on prior periods, but not the current period, of quarter-over-quarter changes in estimated long-term prepayment speeds related to our Agency mortgage-backed securities. Earnings available for distribution per average common share is a non-GAAP financial measure calculated by dividing earnings available for distribution by average basic common shares for the period.

This metric was previously labeled Core Earnings (excluding PAA) and Core Earnings (excluding PAA) Per Average Common Share). The definition of EAD is identical to the definition of Core Earnings (excluding PAA) from prior reporting periods.

Economic Capital

A measure of the risk a firm is subject to. It is the amount of capital a firm needs as a buffer to protect against risk. It is a probabilistic measure of potential future losses at a given confidence level over a given time horizon.

Economic Capital Ratio

Non-GAAP financial measure that is calculated as total stockholders' equity divided by total economic assets. Total economic assets includes the implied market value of TBA derivatives and are net of debt issued by securitization vehicles .

Economic Interest Expense

Non-GAAP financial measure that is comprised of GAAP interest expense and the net interest component of interest rate swaps.

Economic Leverage Ratio (Economic Debt-to-Equity Ratio)

Non-GAAP financial measure that is calculated as the sum of recourse debt, cost basis of TBA and CMBX derivatives outstanding and net forward purchases (sales) of investments divided by total equity. Recourse debt consists of repurchase agreements, other secured financing and U.S. Treasury securities sold, not yet purchased. Debt issued by securitization vehicles and participations issued, are non-recourse to us and are excluded from this measure.

Economic Net Interest Income

Non-GAAP financial measure that is composed of GAAP interest income less Economic Interest Expense.

Economic Return

Refers to the Company's change in book value plus dividends declared divided by the prior period's book value.

Encumbered Assets

Assets on the company's balance sheet which have been pledged as collateral against a liability.

ESG

Environmental, social, and governance.

F

Face Amount

The par value (i.e., principal or maturity value) of a security appearing on the face of the instrument.

Factor

A decimal value reflecting the proportion of the outstanding principal balance of a mortgage security, which changes over time, in relation to its original principal value.

Fannie Mae

Federal National Mortgage Association.

Federal Deposit Insurance Corporation ("FDIC")

An independent agency created by the U.S. Congress to maintain stability and public confidence in the nation's financial system by insuring deposits, examining and supervising financial institutions for safety and soundness and consumer protection, and managing receiverships.

Federal Funds Rate

The interest rate charged by banks on overnight loans of their excess reserve funds to other banks.

Federal Housing Financing Agency ("FHFA")

The FHFA is an independent regulatory agency that oversees vital components of the secondary mortgage market including Fannie Mae, Freddie Mac and the Federal Home Loan Banks.

Financial Industry Regulatory Authority, Inc. ("FINRA")

FINRA is a non-governmental organization tasked with regulating all business dealings conducted between dealers, brokers and all public investors.

Fixed-Rate Mortgage

A mortgage featuring level monthly payments, determined at the outset, which remain constant over the life of the mortgage.

Fixed Income Clearing Corporation ("FICC")

The FICC is an agency that deals with the confirmation, settlement and delivery of fixed-income assets in the U.S. The agency ensures the systematic and efficient settlement of U.S. Government securities and mortgage-backed security transactions in the market.

Floating Rate Bond

A bond for which the interest rate is adjusted periodically according to a predetermined formula, usually linked to an index.

Floating Rate CMO

A CMO tranche which pays an adjustable rate of interest tied to a representative interest rate index such as the SOFR, the Constant Maturity Treasury or the Cost of Funds Index.

Freddie Mac

Federal Home Loan Mortgage Corporation.

Futures Contract

A legally binding agreement to buy or sell a commodity or financial instrument in a designated future month at a price agreed upon at the initiation of the contract by the buyer and seller. Futures contracts are standardized according to the quality, quantity, and delivery time and location for each commodity. A futures contract differs from an option in that an option gives one of the counterparties a right and the other an obligation to buy or sell, while a futures contract represents an obligation of both counterparties, one to deliver and the other to accept delivery. A futures contract is part of a class of financial instruments called derivatives.

G

GAAP

U.S. generally accepted accounting principles.

Ginnie Mae

Government National Mortgage Association.

H

Hedge

An investment made with the intention of minimizing the impact of adverse movements in interest rates or securities prices.

I

In-the-Money

Description for an option that has intrinsic value and can be sold or exercised for a profit; a call option is in-the-money when the strike price (execution price) is below the market price of the underlying security.

Interest Bearing Liabilities

Refers to repurchase agreements, debt issued by securitization vehicles, U.S. Treasury securities sold, not yet purchased, and credit facilities. Average interest bearing liabilities is based on daily balances.

Interest Earning Assets

Refers to Residential Securities, U.S. Treasury securities, reverse repurchase agreements, commercial real estate debt and preferred equity interests, residential mortgage loans and corporate debt. Average interest earning assets is based on daily balances.

Interest-Only (IO) Bond

The interest portion of mortgage, Treasury or bond payments, which is separated and sold individually from the principal portion of those same payments.

Interests in MSR

Represents agreements to purchase all, or a component of, net servicing cash flows.

Interest Rate Risk

The risk that an investment's value will change due to a change in the absolute level of interest rates, in the spread between two rates, in the shape of the yield curve or in any other interest rate relationship. As market interest rates rise, the value of current fixed income investment holdings declines. Diversifying, deleveraging and hedging techniques are utilized to mitigate this risk. Interest rate risk is a form of market risk.

Interest Rate Swap

A binding agreement between counterparties to exchange periodic interest payments on some predetermined dollar principal, which is called the notional principal amount. For example, one party will pay fixed and receive a variable rate.

Interest Rate Swaption

Options on interest rate swaps. The buyer of a swaption has the right to enter into an interest rate swap agreement at some specified date in the future. The swaption agreement will specify whether the buyer of the swaption will be a fixed-rate receiver or a fixed-rate payer.

International Swaps and Derivatives Association ("ISDA") Master Agreement

Standardized contract developed by ISDA used as an umbrella under which bilateral derivatives contracts are entered into.

Inverse IO Bond

An interest-only bond whose coupon is determined by a formula expressing an inverse relationship to a benchmark rate, such as SOFR. As the benchmark rate changes, the IO coupon adjusts in the opposite direction. When the benchmark rate is relatively low, the IO pays a relatively high coupon payment, and vice versa.

Investment/Market Risk

Risk to earnings, capital or business resulting in the decline in value of our assets caused from changes in market variables, such as interest rates, which affect the values of Residential Securities and other investment instruments.

Investment Advisers Act

Refers to the Investment Advisers Act of 1940, as amended.

Investment Company Act

Refers to the Investment Company Act of 1940, as amended.

L

Leverage

The use of borrowed money to increase investing power and economic returns.

Leverage Ratio (GAAP Leverage Ratio or Debt-to-Equity Ratio)

Calculated as total debt to total stockholders' equity. For purposes of calculating this ratio total debt includes repurchase agreements, other secured financing, debt issued by securitization vehicles, participations issued, and U.S. Treasury securities sold, not yet purchased. Debt issued by securitization vehicles and participations issued and mortgages payable are non-recourse to us.

LIBOR (London Interbank Offered Rate)

A rate previously used as a benchmark for financial transactions. All tenors of LIBOR relevant to us are either no longer published or are no longer representative.

Liquidity Risk

Risk to earnings, capital or business arising from our inability to meet our obligations when they come due without incurring unacceptable losses because of inability to liquidate assets or obtain adequate funding.

Long-Term CPR

Our projected prepayment speeds for certain Agency mortgage-backed securities using third party model and market information. Our prepayment speed projections incorporate underlying loan characteristics (e.g., coupon, term, original loan size, original loan-to-value ratio, etc.) and market data, including interest rate and home price index forecasts. Changes to model assumptions, including interest rates and other market data, as well as periodic revisions to the model will cause changes in the results.

Long-Term Debt

Debt which matures in more than one year.

M

Market Agreed Coupon ("MAC") Interest Rate Swap

An interest rate swap contract structure with pre-defined, market agreed terms, developed by SIFMA and ISDA with the purpose of promoting liquidity and simplified administration.

Monetary Policy

Action taken by the Federal Open Market Committee of the Federal Reserve System to influence the money supply or interest rates.

Mortgage-Backed Security ("MBS")
A security representing a direct interest in a pool of mortgage loans. The pass-through issuer or servicer collects the payments on the loans in the pool and "passes through" the principal and interest to the security holders on a pro rata basis.

Mortgage Loan
A mortgage loan granted by a bank, thrift or other financial institution that is based solely on real estate as security and is not insured or guaranteed by a government agency.

Mortgage Servicing Rights ("MSR")
Contractual agreements constituting the right to service an existing mortgage where the holder receives the benefits and bears the costs and risks of servicing the mortgage.

N

NAV
Net asset value.

Net Interest Income
Represents interest income earned on our portfolio investments, less interest expense paid for borrowings.

Net Interest Margin and Net Interest Margin (excluding PAA)
Net interest margin represents our interest income less interest expense divided by average interest earning assets. Net interest margin (excluding PAA) is a non-GAAP financial measure that represents the sum of our interest income (excluding PAA) plus TBA dollar roll income and CMBX coupon income less interest expense and the net interest component of interest rate swaps divided by the sum of average interest earning assets plus average outstanding TBA contract and CMBX balances.

Net Interest Spread and Net Interest Spread (excluding PAA)
Net interest spread represents the average yield on interest earning assets less the average GAAP cost of interest bearing liabilities. Net interest spread (excluding PAA) is a non-GAAP financial measure that represents the average yield on interest earning assets (excluding PAA) less the average economic cost of interest bearing liabilities.

Non-Performing Loan ("NPL")
A loan that is close to defaulting or is in default.

Notional Amount
A stated principal amount in a derivative contract on which the contract is based.

O

Operational Risk
Risk to earnings, capital, reputation or business arising from inadequate or failed internal processes or systems, human factors or external events.

Option Contract
A contract in which the buyer has the right, but not the obligation, to buy or sell an asset at a set price on or before a given date. Buyers of call options bet that a security will be worth more than the price set by the option (the strike price), plus the price they pay for the option itself. Buyers of put options bet that the security's price will drop below the price set by the option. An option is part of a class of financial instruments called derivatives, which means these financial instruments derive their value from the worth of an underlying investment.

Original Face
The face value or original principal amount of a security on its issue date.

Out-of-the-Money
Description for an option that has no intrinsic value and would be worthless if it expired today; for a call option, this situation occurs when the strike price is higher than the market price of the underlying security; for a put option, this situation occurs when the strike price is less than the market price of the underlying security.

Overnight Index Swaps ("OIS")
An interest rate swap in which a fixed rate is exchanged for an overnight floating rate.

Over-The-Counter ("OTC") Market
A securities market that is conducted by dealers throughout the country through negotiation of price rather than through the use of an auction system as represented by a stock exchange.

P

Par
Price equal to the face amount of a security; 100%.

Par Amount
The principal amount of a bond or note due at maturity. Also known as par value.

Pass-Through Security
A securitization structure where a GSE or other entity "passes" the amount collected from the borrowers every month to the investor, after deducting fees and expenses.

Pool

A collection of mortgage loans assembled by an originator or master servicer as the basis for a security. In the case of Ginnie Mae, Fannie Mae, or Freddie Mac mortgage pass-through securities, pools are identified by a number assigned by the issuing agency.

Premium

The amount by which the price of a security exceeds its principal amount. When the dollar price of a bond is above its face value, it is said to be selling at a premium.

Premium Amortization Adjustment ("PAA")

The cumulative impact on prior periods, but not the current period, of quarter-over-quarter changes in estimated long-term prepayment speeds related to our Agency mortgage-backed securities.

Prepayment

The unscheduled partial or complete payment of the principal amount outstanding on a mortgage loan or other debt before it is due.

Prepayment Risk

The risk that falling interest rates will lead to increased prepayments of mortgage or other loans, forcing the investor to reinvest at lower prevailing rates.

Prepayment Speed

The estimated rate at which mortgage borrowers will pay off the mortgages that underlie an MBS.

Primary Market

Market for offers or sales of new bonds by the issuer.

Prime Rate

The indicative interest rate on loans that banks quote to their best commercial customers.

Principal and Interest

The term used to refer to regularly scheduled payments or prepayments of principal and payments of interest on a mortgage or other security.

R

Rate Reset

The adjustment of the interest rate on a floating-rate security according to a prescribed formula.

Real Estate Investment Trust ("REIT")

A special purpose investment vehicle that provides investors with the ability to participate directly in the ownership or financing of real-estate related assets by pooling their capital to purchase and manage mortgage loans and/or income property.

Recourse Debt

Debt on which the economic borrower is obligated to repay the entire balance regardless of the value of the pledged collateral. By contrast, the economic borrower's obligation to repay non-recourse debt is limited to the value of the pledged collateral. Recourse debt consists of repurchase agreements, other secured financing and U.S. Treasury securities sold, not yet purchased. Debt issued by securitization vehicles and participations issued are non-recourse to us and are excluded from this measure.

Reinvestment Risk

The risk that interest income or principal repayments will have to be reinvested at lower rates in a declining rate environment.

Re-Performing Loan ("RPL")

A type of loan in which payments were previously delinquent by at least 90 days but have resumed.

Repurchase Agreement

The sale of securities to investors with the agreement to buy them back at a higher price after a specified time period; a form of short-term borrowing. For the party on the other end of the transaction (buying the security and agreeing to sell in the future) it is a reverse repurchase agreement.

Residential Credit Securities

Refers to CRT securities and non-Agency mortgage-backed securities.

Residential Securities

Refers to Agency mortgage-backed securities, CRT securities and non-Agency mortgage-backed securities.

Residual

In securitizations, the residual is the tranche that collects any cash flow from the collateral that remains after obligations to the other tranches have been met.

Return on Average Equity

Calculated by taking earnings divided by average stockholders' equity.

Reverse Repurchase Agreement

Refer to Repurchase Agreement. The buyer of securities effectively provides a collateralized loan to the seller.

Risk Appetite Statement

Defines the types and levels of risk we are willing to take in order to achieve our business objectives, and reflects our risk management philosophy.

S

Secondary Market

Ongoing market for bonds previously offered or sold in the primary market.

Secured Overnight Financing Rate ("SOFR")

Broad measure of the cost of borrowing cash overnight collateralized by Treasury securities and was chosen by the Alternative Reference Rate Committee as the preferred benchmark rate to replace dollar LIBOR.

Settlement Date

The date securities must be delivered and paid for to complete a transaction.

Short-Term Debt

Generally, debt which matures in one year or less. However, certain securities that mature in up to three years may be considered short-term debt.

Spread

When buying or selling a bond through a brokerage firm, investors will be charged a commission or spread, which is the difference between the market price and cost of purchase, and sometimes a service fee. Spreads differ based on several factors including liquidity.

T

Target Assets

Includes Agency mortgage-backed securities, to-be-announced forward contracts, CRT securities, MSR, non-Agency mortgage-backed securities, residential mortgage loans, and commercial real estate investments.

Tangible Economic Return

Refers to the Company's change in tangible book value (calculated by summing common stock, additional paid-in capital, accumulated other comprehensive income (loss) and accumulated deficit less intangible assets) plus dividends declared divided by the prior period's tangible book value.

Taxable REIT Subsidiary ("TRS")

An entity that is owned directly or indirectly by a REIT and has jointly elected with the REIT to be treated as a TRS for tax purposes. Annaly and certain of its direct and indirect subsidiaries have made separate joint elections to treat these subsidiaries as TRSs.

Term SOFR

The term secured overnight financing rate published by the Chicago Mercantile Exchange, which is used as a benchmark for financial transactions.

To-Be-Announced ("TBA") Securities

A contract for the purchase or sale of a mortgage-backed security to be delivered at a predetermined price, face amount, issuer, coupon and stated maturity on an agreed-upon future date but does not include a specified pool number and number of pools.

TBA Dollar Roll Income

TBA dollar roll income is defined as the difference in price between two TBA contracts with the same terms but different settlement dates. The TBA contract settling in the later month typically prices at a discount to the earlier month contract with the difference in price commonly referred to as the "drop". TBA dollar roll income represents the equivalent of interest income on the underlying security less an implied cost of financing.

Total Return

Investment performance measure over a stated time period which includes coupon interest, interest on interest, and any realized and unrealized gains or losses.

Total Return Swap

A derivative instrument where one party makes payments at a predetermined rate (either fixed or variable) while receiving a return on a specific asset (generally an equity index, loan or bond) held by the counterparty.

U

Unencumbered Assets

Assets on our balance sheet which have not been pledged as collateral against an existing liability.

U.S. Government-Sponsored Enterprise ("GSE") Obligations

Obligations of Agencies originally established or chartered by the U.S. government to serve public purposes as specified by the U.S. Congress, such as Fannie Mae and Freddie Mac; these obligations are not explicitly guaranteed as to the timely payment of principal and interest by the full faith and credit of the U.S. government.

V

Value-at-Risk ("VaR")

A statistical technique which measures the potential loss in value of an asset or portfolio over a defined period for a given confidence interval.

Variable Interest Entity ("VIE")

An entity in which equity investors (i) do not have the characteristics of a controlling financial interest, and/or (ii) do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

Variation Margin

Cash or securities provided by a party to collateralize its obligations under a transaction as a result of a change in value of such transaction since the trade was executed or the last time collateral was provided.

Volatility

A statistical measure of the variance of price or yield over time. Volatility is low if the price does not change very much over a short period of time, and high if there is a greater change.

Voting Interest Entity ("VOE")

An entity that has sufficient equity to finance its activities without additional subordinated financial support from other parties and in which equity investors have a controlling financial interest.

W

Warehouse Lending

A line of credit extended to a loan originator to fund mortgages extended by the loan originators to property purchasers. The loan typically lasts from the time the mortgage is originated to when the mortgage is sold into the secondary market, whether directly or through a securitization. Warehouse lending can provide liquidity to the loan origination market.

Weighted Average Coupon

The weighted average interest rate of the underlying mortgage loans or pools that serve as collateral for a security, weighted by the size of the principal loan balances.

Weighted Average Life ("WAL")

The assumed weighted average amount of time that will elapse from the date of a security's issuance until each dollar of principal is repaid to the investor. The WAL will change as the security ages and depending on the actual realized rate at which principal, scheduled and unscheduled, is paid on the loans underlying the MBS.

Y

Yield-to-Maturity

The expected rate of return of a bond if it is held to its maturity date; calculated by taking into account the current market price, stated redemption value, coupon payments and time to maturity and assuming all coupons are reinvested at the same rate; equivalent to the internal rate of return.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and qualitative disclosures about market risk are contained within the section titled "Risk Management" of Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations."

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our financial statements and the related notes, together with the Report of Independent Registered Public Accounting Firm thereon, are set forth beginning on page F-1 of this Form 10-K.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Our management, including our Chief Executive Officer (the CEO) and Chief Financial Officer (the CFO), reviewed and evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act) as of the end of the period covered by this report. Based on that review and evaluation, the CEO and CFO have concluded that our current disclosure controls and procedures, as designed, (1) were effective in ensuring that information required to be disclosed by Annaly in reports it files or submits under the Securities Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure and (2) were effective in ensuring that information required to be disclosed by Annaly in reports it files or submits under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms.

There have been no changes in our internal controls over financial reporting that occurred during the three months ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

Management's Annual Report On Internal Control Over Financial Reporting

Management of Annaly is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) or 15d-15(f) under the Securities Exchange Act. Our internal control over financial reporting is a process designed by, or under the supervision of, Annaly's CEO and CFO and effected by the Annaly's board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Annaly;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of Annaly are being made only in accordance with authorizations of management and directors of Annaly; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Annaly's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. As a result, even systems determined to be effective can provide only reasonable assurance regarding the preparation and presentation of financial statements. Moreover, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Annaly's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2023. In making this assessment, the Company's management used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission's ("COSO") Internal Control-Integrated Framework (2013).

Based on the Annaly's management's evaluation under the framework in Internal Control—Integrated Framework (2013), Annaly's management concluded that its internal control over financial reporting was effective as of December 31, 2023. Annaly's independent registered public accounting firm, Ernst & Young LLP, has issued an attestation report on Annaly's internal control over financial reporting, which is included herein.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Annaly Capital Management, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Annaly Capital Management, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Annaly Capital Management, Inc. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial condition as of December 31, 2023 and 2022, the related consolidated statements of comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and our report dated February 15, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

New York, NY
February 15, 2024

ITEM 9B. OTHER INFORMATION

During the quarter ended December 31, 2023, no director or officer of the Company adopted, modified or terminated any Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement, each as defined in Item 408 of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by Item 10 as to our directors is incorporated herein by reference to the proxy statement to be filed with the SEC within 120 days after December 31, 2023. The information regarding our executive officers required by Item 10 appears in Part I of this Form 10-K. The information required by Item 10 as to our compliance with Section 16(a) of the Securities Exchange Act of 1934 is incorporated by reference to the proxy statement to be filed with the SEC within 120 days after December 31, 2023.

We have adopted a Code of Business Conduct and Ethics within the meaning of Item 406(b) of Regulation S-K. This Code of Business Conduct and Ethics applies to our principal executive officer, principal financial officer and principal accounting officer. This Code of Business Conduct and Ethics is publicly available on our website at www.annaly.com. We intend to satisfy the disclosure requirements regarding amendments to, or waivers from, certain provisions of this Code of Business Conduct and Ethics by posting on our website.

We have adopted an Insider Trading Policy within the meaning of Item 408(b) of Regulation S-K, which prohibits our directors, officers and employees, as well as those of our subsidiaries, from buying or selling our securities on the basis of material nonpublic information and prohibits communicating material nonpublic information about our company to others. Our Insider Trading Policy prohibits our directors, officers and employees from (1) holding our stock in a margin account as eligible collateral, or otherwise pledging our stock as collateral for a loan, or (2) engaging in any hedging transactions with respect to our equity securities held by them.

The information regarding certain matters pertaining to our corporate governance required by Items 407(c)(3), (d)(4) and (d)(5) of Regulation S-K is incorporated by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2023.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 11 is incorporated herein by reference to the proxy statement to be filed with the SEC within 120 days after December 31, 2023.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Equity Compensation Plan Information

On May 20, 2020, at our 2020 Annual Meeting of Stockholders, our stockholders approved the 2020 Equity Incentive Plan. The 2020 Equity Incentive Plan authorizes us to grant options, stock appreciation rights, dividend equivalent rights, or other share-based awards, including restricted shares up to an aggregate of 31,250,000 shares, subject to adjustments for any awards that were outstanding under our 2010 Equity Incentive Plan (the "Prior Incentive Plan," together with the 2020 Equity Incentive Plan, the "Incentive Plans") on the effective date of the 2020 Equity Incentive Plan and subsequently expire, terminate, or are surrendered or forfeited.

Since the adoption of the 2020 Equity Incentive Plan, no further awards have been made under the Prior Incentive Plan, although existing awards remained effective.

The following table provides information as of December 31, 2023 concerning shares of our common stock authorized for issuance under the Incentive Plans.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under the Incentive Plans (excluding securities in column 'a')
Equity compensation plans approved by security holders	—	$ —	28,654,814
Equity compensation plans not approved by security holders	—	—	—
Total	—	$ —	28,654,814

Information with respect to security ownership of certain beneficial owners and management is incorporated herein by reference to the proxy statement to be filed with the SEC within 120 days after December 31, 2023.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Item 13 is incorporated herein by reference to the proxy statement to be filed with the SEC within 120 days after December 31, 2023.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by Item 14 is incorporated herein by reference to the proxy statement to be filed with the SEC within 120 days after December 31, 2023.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as part of this report:

1. Financial Statements. See Index to Financial Statements below.
2. Schedules to Financial Statements. See Index to Financial Statements below

All financial statement schedules not included have been omitted because they are either inapplicable or the information required is provided in our Financial Statements and Notes thereto.

3. Exhibits. See Exhibit Index below.

EXHIBIT INDEX

Exhibit Number	Exhibit Description
3.1	Articles of Amendment and Restatement of the Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant's Registration Statement on Form S-11 (Registration No. 333-32913) filed August 5, 1997).
3.2	Articles of Amendment of the Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 of the Registrant's Registration Statement on Form S-3 (Registration Statement 333-74618) filed June 12, 2002).
3.3	Articles of Amendment of the Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 of the Registrant's Current Report on Form 8-K filed August 3, 2006).
3.4	Articles of Amendment of the Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.4 of the Registrant's Quarterly Report on Form 10-Q filed May 7, 2008).
3.5	Articles of Amendment of the Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 of the Registrant's Current Report on Form 8-K filed June 23, 2011).
3.6	Articles of Amendment of the Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 of the Registrant's Current Report on Form 8-K filed May 23, 2019).
3.7	Articles of Amendment to the Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 of the Registrant's Current Report on Form 8-K filed September 23, 2022).
3.8	Articles of Amendment to the Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.2 of the Registrant's Current Report on Form 8-K filed September 23, 2022).
3.9	Articles of Amendment to the Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 of the Registrant's Current Report on Form 8-K filed May 19, 2023).
3.10	Articles Supplementary designating the Registrant's 6% Series B Cumulative Convertible Preferred Stock, liquidation preference $25.00 per share (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on 8-K filed April 10, 2006).
3.11	Articles Supplementary designating the Registrant's 7.625% Series C Cumulative Redeemable Preferred Stock, liquidation preference $25.00 per share (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed May 16, 2012).
3.12	Articles Supplementary designating the Registrant's 7.50% Series D Cumulative Redeemable Preferred Stock, liquidation preference $25.00 per share (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed September 13, 2012).
3.13	Articles Supplementary designating the Registrant's 7.625% Series E Cumulative Redeemable Preferred Stock, liquidation preference $25.00 (incorporated by reference to Exhibit 3.12 to the Registrant's Registration Statement on Form 8-A filed July 12, 2016).
3.14	Articles Supplementary reclassifying the Registrant's 6% Series B Cumulative Convertible Preferred Stock, liquidation preference $25.00 per share (incorporated by reference to Exhibit 3.13 to the Registrant's Registration Statement on Form 8-A filed July 27, 2017).

3.15	Articles Supplementary designating the Registrant's 6.95% Series F Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, liquidation preference $25.00 per share (incorporated by reference to Exhibit 3.14 to the Registrant's Registration Statement on Form 8-A filed July 27, 2017).
3.16	Articles Supplementary reclassifying and designating (1) 7,412,500 authorized but unissued shares of the Registrant's preferred stock, $0.01 par value per share, without designation as to series or class, as shares of undesignated Common Stock; (2) 650,000 authorized but unissued shares of the Registrant's 7.625% Series C Cumulative Redeemable Preferred Stock, $0.01 par value per share, as shares of undesignated Common Stock; and (3) 3,400,000 authorized but unissued shares of the Registrant's 6.95% Series F Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, $0.01 par value per share, as shares of undesignated Common Stock. (incorporated by reference to Exhibit 3.15 of the Registrant's Quarterly Report on Form 10-Q filed November 3, 2017).
3.17	Articles Supplementary designating Annaly's 6.50% Series G Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, liquidation preference $25.00 per share (incorporated by reference to Exhibit 3.16 to the Registrant's Registration Statement on Form 8-A filed January 10, 2018).
3.18	Articles Supplementary reclassifying and designating (i) 11,500,000 authorized but unissued shares of the Registrant's preferred stock, $0.01 par value per share, without designation as to series or class, as shares of Registrant's undesignated common stock and (ii) 5,000,000 authorized but unissued shares of Registrant's 7.625% Series C Cumulative Redeemable Preferred Stock, $0.01 par value per share, as shares of Registrant's undesignated common stock (incorporated by reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q filed August 3, 2018).
3.19	Form of Articles Supplementary designating Annaly's 8.125% Series H Cumulative Redeemable Preferred Stock, liquidation preference $25.00 per share (incorporated by reference to Exhibit 3.17 to the Registrant's Registration Statement on Form 8-A filed September 7, 2018).
3.20	Articles Supplementary reclassifying and designating 2,200,000 authorized but unissued shares of the Registrant's preferred stock, $0.01 par value per share, without designation as to series or class, as shares of undesignated Common Stock (incorporated by reference to Exhibit 3.1 of the Registrant's Current Report on Form 8-K filed June 3, 2019).
3.21	Articles Supplementary designating Annaly's 6.750% Series I Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, liquidation preference $25.00 per share (incorporated by reference to Exhibit 3.20 to the Registrant's Registration Statement on Form 8-A filed June 26, 2019).
3.22	Articles Supplementary reclassifying and designating 7,000,000 authorized but unissued shares of Registrant's 7.625% Series C Cumulative Redeemable Preferred Stock, $0.01 par value per share, as shares of Registrant's undesignated common stock (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed July 22, 2019).
3.23	Articles Supplementary filed with the State Department of Assessments and Taxation of Maryland effective on January 4, 2021 (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed January 5, 2021).
3.24	Amended and Restated Bylaws of the Registrant, December 8, 2022 (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed December 9, 2022).
4.1	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the Registrant's Registration Statement on Form S-11 (Registration No. 333-32913) filed September 17, 1997).
4.2	Specimen Preferred Stock Certificate (incorporated by reference to Exhibit 4.2 to the Registrant's Registration Statement on Form S-3 (Registration No. 333-74618) filed on December 5, 2001).
4.3	Specimen Series F Preferred Stock Certificate (incorporated by reference to Exhibit 4.8 to the Registrant's Registration Statement on Form 8-A filed July 27, 2017).
4.4	Specimen Series G Preferred Stock Certificate (incorporated by reference to Exhibit 4.9 to the Registrant's Registration Statement on Form 8-A filed January 10, 2018).
4.5	Specimen Series I Preferred Stock Certificate (incorporated by reference to Exhibit 4.7 to the Registrant's Registration Statement on Form 8-A filed June 26, 2019).
4.6	Indenture, dated as of February 12, 2010, between the Registrant and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed February 12, 2010).
4.7	Indenture, dated as of February 1, 2019, between the Registrant and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.7 to the Registrant's Current Report on Form S-3 filed February 1, 2019).
4.8	Supplemental Indenture, dated as of February 12, 2010, between the Registrant and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed February 12, 2010).

4.9	Second Supplemental Indenture, dated as of May 14, 2012, between the Registrant and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed May 14, 2012).
4.10	Description of Securities. †
10.1	Form of Master Repurchase Agreement (incorporated by reference to Exhibit 10.7 to the Registrant's Registration Statement on Form S-11 (Registration No. 333-32913) filed August 5, 1997).
10.2	Registrant's Deferred Compensation Plan for Directors (incorporated by reference to Exhibit 10.5 to the Registrant's Annual Report on Form 10-K filed February 23, 2017).*
10.3	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed March 20, 2017).
10.4	2020 Equity Incentive Plan (incorporated herein by reference to Annex A to the Registrant's proxy statement dated April 8, 2020).*
10.5	Form of Deferred Stock Unit Award for Directors (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed May 21, 2020).*
10.6	Annaly Capital Management, Inc. Executive Severance Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed July 1, 2020).*
10.7	Form of 2020 Performance Stock Unit Award (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed July 1, 2020).*
10.8	Form of 2020 Restricted Stock Unit Award (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed July 1, 2020).*
10.9	Form of 2022 Performance Stock Unit Award (incorporated by reference to Exhibit 10.10 to the Registrant's Annual Report on Form 10-K filed February 18, 2022).*
10.10	Form of 2022 Restricted Stock Unit Award (incorporated by reference to Exhibit 10.11 to the Registrant's Annual Report on Form 10-K filed February 18, 2022).*
10.11	Form of 2023 Performance Stock Unit Award (incorporated by reference to Exhibit 10.12 to the Registrant's Annual Report on Form 10-K filed February 16, 2023).*
10.12	Form of 2023 Restrictive Stock Unit Award (incorporated by reference to Exhibit 10.13 to the Registrant's Annual Report on Form 10-K filed February 16, 2023).*
19.1	Insider Trading Policy †
21.1	Subsidiaries of Registrant. †
23.1	Consent of Ernst & Young LLP. †
97.1	Dodd-Frank Clawback Policy †
31.1	Certification of David L. Finkelstein, Chief Executive Officer and Chief Investment Officer (Principal Executive Officer) of the Registrant, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. †
31.2	Certification of Serena Wolfe, Chief Financial Officer (Principal Financial Officer) of the Registrant, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. †
32.1	Certification of David L. Finkelstein, Chief Executive Officer and Chief Investment Officer (Principal Executive Officer) of the Registrant, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. †
32.2	Certification of Serena Wolfe, Chief Financial Officer (Principal Financial Officer) of the Registrant, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. †
101.INS XBRL	The instance document does not appear in the interactive data file because its Extensible Business Reporting Language (XBRL) tags are embedded within the Inline XBRL document. The following documents are formatted in Inline XBRL: (i) Consolidated Statements of Financial Condition at December 31, 2023 and 2022; (ii) Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2023, 2022 and 2021; (iii) Consolidated Statements of Stockholders' Equity for the years ended December 31, 2023, 2022 and 2021; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022 and 2021; and (v) Notes to Consolidated Financial Statements.
101.SCH XBRL	Taxonomy Extension Schema Document †
101.CAL XBRL	Taxonomy Extension Calculation Linkbase Document †
101.DEF XBRL	Additional Taxonomy Extension Definition Linkbase Document Created†

101.LAB XBRL   Taxonomy Extension Label Linkbase Document †

101.PRE XBRL   Taxonomy Extension Presentation Linkbase Document †

104   The cover page for the Registrant's Annual Report on Form 10-K for the year ended December 31, 2023 (formatted in Inline XBRL and contained in Exhibit 101).

*   Exhibit Numbers 10.2, 10.3, 10.5, 10.6, 10.7, 10.8, 10.9, 10.10, 10.11 are management contracts or compensatory plans required to be filed as Exhibits to this Form 10-K.

†   Submitted electronically herewith.

ITEM 16. FORM 10-K SUMMARY

None.

ANNALY CAPITAL MANAGEMENT, INC. AND SUBSIDIARIES

(This page has been left blank intentionally.)

ANNALY CAPITAL MANAGEMENT, INC. AND SUBSIDIARIES
Financial Statements

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Annaly Capital Management, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial condition of Annaly Capital Management, Inc. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 15, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Valuation of mortgage servicing rights

Description of the Matter	The Company invests in servicing related assets comprised of mortgage servicing rights ("MSR") totaling $2.1 billion as of December 31, 2023 as included in Note 7 to the consolidated financial statements. The Company records MSR at fair value on a recurring basis with changes in fair value recognized in the statement of comprehensive income (loss). These fair value estimates are based on valuation techniques used to estimate future cash flows that incorporate unobservable assumptions, including discount rate, prepayment rate, delinquency rate and cost to service.
	Auditing the valuation of MSR is complex and required the use of a specialist due to the high degree of judgement in the assumptions made by management which are unobservable in nature. Additionally, selecting and applying audit procedures to address the estimation uncertainty involves auditor subjectivity and industry-specific knowledge of MSR, including the current market conditions considered by a market participant.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated and tested the Company's processes and the design and operating effectiveness of internal controls addressing the valuation of MSR, comprising management's governance over the functionality of the discounted cash flow model utilized to estimate fair value; management's review of the reasonableness of the unobservable assumptions used in the discounted cash flow model (i.e., discount rate, prepayment rate, delinquency rate and cost to service); management's comparison of the assumptions used to independent third-party data; and management's evaluation of the internal fair value mark to third-party independent valuation firms' ranges, as well as their evaluation of the competence and objectivity of those third-party independent valuation firms, to assess the reasonableness of the fair values developed by the Company.
	To test the valuation of MSR, our audit procedures included, among others, evaluating the Company's valuation techniques used to estimate future cash flows, validating the accuracy and completeness of model objective inputs by agreeing these inputs to the Company's underlying records and third-party data, evaluating the Company's model, and testing the significant unobservable assumptions used by management by comparing them to current industry, market and economic trends. We involved our valuation specialists to assist in our evaluation of the Company's valuation techniques and the assumptions used by management, and to independently develop a range of fair values for the MSR. We compared the assumptions made by management and management's estimate of fair value to the assumptions and fair value ranges developed by management's valuation specialists and our independent ranges to assess management's estimates of fair value. We also assessed the competence and objectivity of management's independent valuation firms engaged to evaluate the reasonableness of the fair values developed by the Company.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2012.

New York, NY
February 15, 2024

ANNALY CAPITAL MANAGEMENT, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(dollars in thousands, except per share data)

	December 31, 2023	December 31, 2022
Assets		
Cash and cash equivalents (includes pledged assets of $1,136,298 and $1,424,160, respectively) [(1)]	$ 1,412,148	$ 1,576,714
Securities (includes pledged assets of $65,400,248 and $60,660,121, respectively) [(2)]	69,613,565	65,789,907
Loans, net (includes pledged assets of $2,082,419 and $1,653,464, respectively) [(3)]	2,353,084	1,809,832
Mortgage servicing rights (includes pledged assets of $1,781,279 and $684,703, respectively)	2,122,196	1,748,209
Assets transferred or pledged to securitization vehicles	13,307,622	9,121,912
Derivative assets	162,557	342,064
Receivable for unsettled trades	2,710,224	575,091
Principal and interest receivable	1,222,705	637,301
Intangible assets, net	12,106	16,679
Other assets	311,029	233,003
Total assets	$ 93,227,236	$ 81,850,712
Liabilities and stockholders' equity		
Liabilities		
Repurchase agreements	$ 62,201,543	$ 59,512,597
Other secured financing	500,000	250,000
Debt issued by securitization vehicles	11,600,338	7,744,160
Participations issued	1,103,835	800,849
U.S. Treasury securities sold, not yet purchased	2,132,751	—
Derivative liabilities	302,295	204,172
Payable for unsettled trades	3,249,389	1,157,846
Interest payable	287,937	325,280
Dividends payable	325,052	412,113
Other liabilities	179,005	74,269
Total liabilities	81,882,145	70,481,286
Stockholders' equity		
Preferred stock, par value $0.01 per share, 63,500,000 authorized, issued and outstanding	1,536,569	1,536,569
Common stock, par value $0.01 per share, 1,468,250,000 and 2,936,500,000 authorized, 500,080,287 and 468,309,810 issued and outstanding, respectively	5,001	4,683
Additional paid-in capital	23,672,391	22,981,320
Accumulated other comprehensive income (loss)	(1,335,400)	(3,708,896)
Accumulated deficit	(12,622,768)	(9,543,233)
Total stockholders' equity	11,255,793	11,270,443
Noncontrolling interests	89,298	98,983
Total equity	11,345,091	11,369,426
Total liabilities and equity	$ 93,227,236	$ 81,850,712

[(1)] Includes cash of consolidated Variable Interest Entities ("VIEs") of $2.0 million and $2.2 million at December 31, 2023 and 2022, respectively.

[(2)] Excludes $1.5 billion and $1.0 billion at December 31, 2023 and 2022, respectively, of non-Agency mortgage-backed securities in consolidated VIEs pledged as collateral and eliminated from the Company's Consolidated Statements of Financial Condition.

[(3)] Includes $1.2 million and $1.3 million of residential mortgage loans held for sale at December 31, 2023 and 2022, respectively.

See notes to consolidated financial statements.

ANNALY CAPITAL MANAGEMENT, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(dollars in thousands, except per share data)

		For The Years Ended December 31,				
			2023		2022	2021
Net interest income						
Interest income	$		3,731,581	$	2,778,887	$ 1,983,036
Interest expense			3,842,965		1,309,735	249,243
Net interest income			(111,384)		1,469,152	1,733,793
Net servicing income						
Servicing and related income			364,157		246,926	69,018
Servicing and related expense			37,652		25,145	12,202
Net servicing income			326,505		221,781	56,816
Other income (loss)						
Net gains (losses) on investments and other			(2,125,618)		(4,602,456)	120,958
Net gains (losses) on derivatives			400,092		4,859,174	807,730
Loan loss (provision) reversal			219		20,660	145,066
Business divestiture-related gains (losses)			—		(40,258)	(278,559)
Other, net			73,716		6,667	1,165
Total other income (loss)			(1,651,591)		243,787	796,360
General and administrative expenses						
Compensation expense			119,592		112,703	118,451
Other general and administrative expenses			42,961		50,026	67,563
Total general and administrative expenses			162,553		162,729	186,014
Income (loss) before income taxes			(1,599,023)		1,771,991	2,400,955
Income taxes			39,434		45,571	4,675
Net income (loss)			(1,638,457)		1,726,420	2,396,280
Net income (loss) attributable to noncontrolling interests			4,714		1,095	6,384
Net income (loss) attributable to Annaly			(1,643,171)		1,725,325	2,389,896
Dividends on preferred stock			141,676		110,623	107,532
Net income (loss) available (related) to common stockholders	$		(1,784,847)	$	1,614,702	$ 2,282,364
Net income (loss) per share available (related) to common stockholders						
Basic	$		(3.61)	$	3.93	$ 6.40
Diluted	$		(3.61)	$	3.92	$ 6.39
Weighted average number of common shares outstanding						
Basic			494,541,323		411,348,484	356,856,520
Diluted			494,541,323		411,621,758	357,142,251
Other comprehensive income (loss)						
Net income (loss)	$		(1,638,457)	$	1,726,420	$ 2,396,280
Unrealized gains (losses) on available-for-sale securities			580,680		(8,204,542)	(2,419,618)
Reclassification adjustment for net (gains) losses included in net income (loss)			1,792,816		3,537,236	3,693
Other comprehensive income (loss)			2,373,496		(4,667,306)	(2,415,925)
Comprehensive income (loss)			735,039		(2,940,886)	(19,645)
Comprehensive income (loss) attributable to noncontrolling interests			4,714		1,095	6,384
Comprehensive income (loss) attributable to Annaly			730,325		(2,941,981)	(26,029)
Dividends on preferred stock			141,676		110,623	107,532
Comprehensive income (loss) attributable to common stockholders	$		588,649	$	(3,052,604)	$ (133,561)

See notes to consolidated financial statements.

ANNALY CAPITAL MANAGEMENT, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(dollars in thousands)

		For The Years Ended December 31,				
		2023		**2022**		**2021**
Preferred stock						
Beginning of period	$	**1,536,569**	$	1,536,569	$	1,536,569
End of period	$	**1,536,569**	$	1,536,569	$	1,536,569
Common stock						
Beginning of period	$	**4,683**	$	3,649	$	3,496
Issuance		**315**		1,031		152
Stock-based award activity		**3**		3		1
End of period	$	**5,001**	$	4,683	$	3,649
Additional paid-in capital						
Beginning of period	$	**22,981,320**	$	20,324,780	$	19,761,304
Issuance		**673,378**		2,634,969		552,063
Stock-based award activity		**17,693**		21,571		11,413
End of period	$	**23,672,391**	$	22,981,320	$	20,324,780
Accumulated other comprehensive income (loss)						
Beginning of period	$	**(3,708,896)**	$	958,410	$	3,374,335
Unrealized gains (losses) on available-for-sale securities		**580,680**		(8,204,542)		(2,419,618)
Reclassification adjustment for net gains (losses) included in net income (loss)		**1,792,816**		3,537,236		3,693
End of period	$	**(1,335,400)**	$	(3,708,896)	$	958,410
Accumulated deficit						
Beginning of period	$	**(9,543,233)**	$	(9,653,582)	$	(10,667,388)
Net income (loss) attributable to Annaly		**(1,643,171)**		1,725,325		2,389,896
Dividends declared on preferred stock [1]		**(141,676)**		(110,623)		(107,532)
Dividends and dividend equivalents declared on common stock and stock-based awards [1]		**(1,294,688)**		(1,504,353)		(1,268,558)
End of period	$	**(12,622,768)**	$	(9,543,233)	$	(9,653,582)
Total stockholder's equity	$	**11,255,793**	$	11,270,443	$	13,169,826
Noncontrolling interests						
Beginning of period	$	**98,983**	$	25,499	$	13,480
Net income (loss) attributable to noncontrolling interests		**4,714**		1,095		6,384
Equity contributions from (distributions to) noncontrolling interests		**(14,399)**		72,389		5,635
End of period	$	**89,298**	$	98,983	$	25,499
Total equity	$	**11,345,091**	$	11,369,426	$	13,195,325

[1] Refer to the "Capital Stock" Note for dividends per share for each class of shares.

See notes to consolidated financial statements.

ANNALY CAPITAL MANAGEMENT, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	For The Years Ended December 31,		
	2023	**2022**	**2021**
Cash flows from operating activities			
Net income (loss)	$ (1,638,457)	$ 1,726,420	$ 2,396,280
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities			
Amortization of premiums and discounts of investments, net	185,728	87,154	784,110
Amortization of securitized debt premiums and discounts and deferred financing costs	13,824	(4,733)	(6,620)
Depreciation, amortization and other noncash expenses	24,806	20,506	24,636
Net (gains) losses on investments and derivatives	3,310,579	109,443	(1,204,830)
Business divestiture-related (gains) losses	—	40,258	278,559
Income (loss) from unconsolidated joint ventures	10,270	(11,454)	12,181
Loan loss provision (reversal)	(219)	(20,660)	(145,066)
Payments on purchases of loans held for sale	—	—	(51,403)
Proceeds from sales and repayments of loans held for sale	1,577	4,597	90,020
Proceeds from U.S. Treasury securities	2,015,608	—	—
Net receipts (payments) on derivatives	(862,032)	3,643,954	932,867
Net change in			
Other assets	(136,804)	(11,437)	31,044
Interest receivable	(585,817)	(403,613)	32,926
Interest payable	(37,343)	233,753	(99,590)
Other liabilities	65,483	(41,777)	1,725
Net cash provided by (used in) operating activities	2,367,203	5,372,411	3,076,839
Cash flows from investing activities			
Payments on purchases of securities	(41,036,338)	(45,474,466)	(22,344,751)
Proceeds from sales of securities	31,259,983	25,055,929	11,670,321
Principal payments on securities	6,153,217	9,541,036	18,742,951
Payments on purchases and origination of loans	(5,503,696)	(6,137,067)	(7,715,200)
Proceeds from sales of loans	21,242	1,930,367	1,213,745
Principal payments on loans	1,086,508	1,562,308	2,610,912
Payments on purchases of MSR	(396,806)	(1,009,349)	(473,035)
Proceeds from sales of MSR	—	9,085	82,175
Payments on purchases of interests in MSR	—	(4,913)	(65,107)
Investments in real estate	—	—	(2,329)
Proceeds from sales of real estate	—	—	53,910
Proceeds from reverse repurchase agreements	128,615,235	24,500,024	16,734,313
Payments on reverse repurchase agreements	(128,615,235)	(24,500,024)	(16,734,313)
Distributions in excess of cumulative earnings from unconsolidated joint ventures	—	—	290
Proceeds from sale of equity securities	—	—	6,957
Net proceeds from business divestiture	—	—	1,118,440
Net cash provided by (used in) investing activities	(8,415,890)	(14,527,070)	4,899,279
Cash flows from financing activities			
Proceeds from repurchase agreements and other secured financing	5,351,050,481	3,571,043,066	2,288,704,788
Payments on repurchase agreements and other secured financing	(5,348,111,535)	(3,566,953,367)	(2,298,775,005)
Proceeds from issuances of securitized debt	4,480,804	5,473,311	3,719,027
Principal payments on securitized debt	(944,163)	(1,234,090)	(1,716,196)
Payments on purchases of securitized debt	(2,504)	(8,495)	—
Payment of deferred financing cost	(4,012)	—	(9,279)
Net proceeds from stock offerings, direct purchases and dividend reinvestments	673,693	2,636,000	552,215
Proceeds from participations issued	2,007,464	1,908,204	1,847,821
Payments on repurchases of participations issued	(1,674,650)	(1,973,666)	(818,575)
Principal payments on participations issued	(52,635)	(50,712)	(23,374)
Net principal receipts (payments) on mortgages payable	—	—	(2,237)
Net contributions (distributions) from (to) noncontrolling interests	(14,399)	72,389	5,635
Settlement of stock-based awards in satisfaction of withholding tax requirements	(6,661)	(4,108)	(2,830)
Dividends paid	(1,517,762)	(1,519,249)	(1,359,721)
Net cash provided by (used in) financing activities	5,884,121	9,389,283	(7,877,731)
Net (decrease) increase in cash and cash equivalents	(164,566)	234,624	98,387
Cash and cash equivalents including cash pledged as collateral, beginning of period	1,576,714	1,342,090	1,243,703
Cash and cash equivalents including cash pledged as collateral, end of period	$ 1,412,148	$ 1,576,714	$ 1,342,090
Supplemental disclosure of cash flow information			
Interest received	$ 3,278,519	$ 2,459,012	$ 2,701,381
Dividends received	$ —	$ —	$ 51
Interest paid (excluding interest paid on interest rate swaps)	$ 3,551,873	$ 866,829	$ 269,244
Net interest received (paid) on interest rate swaps	$ 1,306,551	$ 15,621	$ (340,738)
Taxes received (paid)	$ 1,104	$ (492)	$ (3,797)
Noncash investing and financing activities			
Receivable for unsettled trades	$ 2,710,224	$ 575,091	$ 2,656
Payable for unsettled trades	$ 3,249,389	$ 1,157,846	$ 147,908
Net change in unrealized gains (losses) on available-for-sale securities, net of reclassification adjustment	$ 2,373,496	$ (4,667,306)	$ (2,415,925)
Dividends declared, not yet paid	$ 325,052	$ 412,113	$ 321,142
Derecognition of assets of consolidated VIEs	$ —	$ 424,005	$ 3,075,961
Derecognition of securitized debt of consolidated VIEs	$ —	$ 391,928	$ 2,506,799
Derecognition of mortgages payable	$ —	$ —	$ 314,485

See notes to consolidated financial statements.

ANNALY CAPITAL MANAGEMENT, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED December 31, 2023, 2022 and 2021

1. DESCRIPTION OF BUSINESS

Annaly Capital Management, Inc. (the "Company" or "Annaly") is a Maryland corporation that commenced operations on February 18, 1997. The Company is a leading diversified capital manager with investment strategies across mortgage finance. The Company owns a portfolio of real estate related investments, including mortgage pass-through certificates, collateralized mortgage obligations, credit risk transfer ("CRT") securities, other securities representing interests in or obligations backed by pools of mortgage loans, residential mortgage loans and mortgage servicing rights ("MSR"). The Company's principal business objective is to generate net income for distribution to its stockholders and optimize its returns through prudent management of its diversified investment strategies.

The Company is an internally-managed company that has elected to be taxed as a Real Estate Investment Trust ("REIT") as defined under the Internal Revenue Code of 1986, as amended, and regulations promulgated thereunder (the "Code").

The Company's three investment groups are primarily comprised of the following:

Investment Groups	Description
Annaly Agency Group	Invests in Agency mortgage-backed securities ("MBS") collateralized by residential mortgages which are guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae and complementary investments within the Agency market, including Agency commercial MBS.
Annaly Residential Credit Group	Invests primarily in non-Agency residential whole loans and securitized products within the residential and commercial markets.
Annaly Mortgage Servicing Rights Group	Invests in mortgage servicing rights ("MSR"), which provide the right to service residential mortgage loans in exchange for a portion of the interest payments made on the loans.

2. BASIS OF PRESENTATION

The accompanying consolidated financial statements and related notes of the Company have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported balance sheet amounts and/or disclosures at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Beginning with the quarter ended March 31, 2022, in light of the continued growth of its mortgage servicing rights portfolio the Company enhanced its financial disclosures by separately reporting servicing income and servicing expense in its Consolidated Statements of Comprehensive Income (Loss). Servicing income and servicing expense were previously included within Other income (loss). As a result of this change, prior periods have been adjusted to conform to the current presentation.

In addition, beginning with the quarter ended March 31, 2022, the Company consolidated certain line items in its Consolidated Statements of Comprehensive Income (Loss) in an effort to streamline and simplify its financial presentation. Amounts previously reported under Net interest component of interest rate swaps, Realized gains (losses) on termination or maturity of interest rate swaps, Unrealized gains (losses) on interest rate swaps and Net gains (losses) on other derivatives are combined into a single line item titled Net gains (losses) on derivatives. Similarly, amounts previously reported under Net gains (losses) on disposal of investments and other and Net unrealized gains (losses) on instruments measured at fair value through earnings are combined into a single line item titled Net gains (losses) on investments and other. As a result of these changes, prior periods have been adjusted to conform to the current presentation.

Reverse Stock Split

On September 8, 2022, the Company announced that its Board had unanimously approved a reverse stock split of the Company's common stock at a ratio of 1-for-4 (the "Reverse Stock Split"). The Reverse Stock Split was effective following the close of business on September 23, 2022 (the "Effective Time"). Accordingly, at the Effective Time, every four issued and outstanding shares of the Company's common stock were converted into one share of the Company's common stock. No fractional shares were issued in connection with the Reverse Stock Split. Instead, each stockholder that would have held fractional shares as a result of the Reverse Stock Split received cash in lieu of such fractional shares. The par value per share of the Company's common stock remained unchanged at $0.01 per share after the Reverse Stock Split. Accordingly, for all historical periods presented, an amount equal to the par value of the reduced number of shares resulting from the Reverse Stock Split was reclassified from Common stock to Additional paid in capital in the Company's Consolidated Statements of Financial

Condition. All references made to share or per share amounts in the accompanying consolidated financial statements and applicable disclosures have been retroactively adjusted to reflect the effects of the Reverse Stock Split.

3. SIGNIFICANT ACCOUNTING POLICIES

The Company's significant accounting policies are described below or are included elsewhere in these notes to the consolidated financial statements.

Principles of Consolidation – The consolidated financial statements include the accounts of the entities where the Company has a controlling financial interest. In order to determine whether the Company has a controlling financial interest, it first evaluates whether an entity is a voting interest entity ("VOE") or a variable interest entity ("VIE"). All intercompany balances and transactions have been eliminated in consolidation.

Voting Interest Entities – A VOE is an entity that has sufficient equity and in which equity investors have a controlling financial interest. The Company consolidates VOEs where it has a majority of the voting equity of such VOE.

Variable Interest Entities – A VIE is defined as an entity in which equity investors (i) do not have the characteristics of a controlling financial interest, and/or (ii) do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. A VIE is required to be consolidated by its primary beneficiary, which is defined as the party that has both (i) the power to control the activities that most significantly impact the VIE's economic performance and (ii) the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The Company performs ongoing reassessments of whether changes in the facts and circumstances regarding the Company's involvement with a VIE causes the Company's consolidation conclusion to change. Refer to the "Variable Interest Entities" Note for further information.

Equity Method Investments - For entities that are not consolidated, but where the Company has significant influence over the operating or financial decisions of the entity, the Company accounts for the investment under the equity method of accounting. In accordance with the equity method of accounting, the Company will recognize its share of earnings or losses of the investee in the period in which they are reported by the investee. The Company also considers whether there are any indicators of other-than-temporary impairment of joint ventures accounted for under the equity method. These investments are included in Other assets with income or loss included in Other, net.

Cash and Cash Equivalents – Cash and cash equivalents include cash on hand, cash held in money market funds on an overnight basis and cash pledged as collateral with counterparties. Cash deposited with clearing organizations is carried at cost, which approximates fair value. Cash and securities deposited with clearing organizations and collateral held in the form of cash on margin with counterparties to the Company's interest rate swaps and other derivatives totaled $1.1 billion and $1.4 billion at December 31, 2023 and December 31, 2022, respectively.

Fair Value Measurements and the Fair Value Option – The Company reports various investments at fair value, including certain eligible financial instruments elected to be accounted for under the fair value option ("FVO"). The Company chooses to elect the FVO in order to simplify the accounting treatment for certain financial instruments. Items for which the FVO has been elected are presented at fair value in the Consolidated Statements of Financial Condition and any change in fair value is recorded in Net gains (losses) on investments and other in the Consolidated Statements of Comprehensive Income (Loss). For additional information regarding financial instruments for which the Company has elected the FVO refer to the table in the "Financial Instruments" Note.

Refer to the "Fair Value Measurements" Note for a complete discussion on the methodology utilized by the Company to estimate the fair value of certain financial instruments.

Offsetting Assets and Liabilities - The Company elected to present all derivative instruments on a gross basis as discussed in the "Derivative Instruments" Note. Reverse repurchase and repurchase agreements are presented net in the Consolidated Statements of Financial Condition if they meet the offsetting criteria. Refer to the "Secured Financing" Note for further discussion on reverse repurchase and repurchase agreements.

Derivative Instruments – Derivatives are recognized as either assets or liabilities at fair value in the Consolidated Statements of Financial Condition with changes in fair value recognized in the Consolidated Statements of Comprehensive Income (Loss). The changes in the estimated fair value are presented within Net gains (losses) on derivatives. None of the Company's derivative transactions have been designated as hedging instruments for accounting purposes. Refer to the "Derivative Instruments" Note for further discussion.

Stock-Based Compensation – The Company measures compensation expense for stock-based awards at fair value, which is generally based on the grant-date fair value of the Company's common stock. Compensation expense is recognized ratably over the vesting or requisite service period of the award. Stock-based awards that contain market-based conditions are valued using a model.

Compensation expense for awards with performance conditions is recognized based on the probable outcome of the performance condition at each reporting date. Compensation expense for awards with market conditions is recognized irrespective of the probability of the market condition being achieved and is not reversed if the market condition is not met. Stock-based awards that do not require future service (i.e., vested awards) are expensed immediately. Forfeitures are recorded when they occur. The Company generally issues new shares of common stock upon delivery of stock-based awards.

Interest Income - The Company recognizes interest income primarily on Residential Securities (as defined in the "Securities" Note), residential mortgage loans, commercial investments and reverse repurchase agreements. Interest accrued but not received is recognized as Interest receivable on the Consolidated Statements of Financial Condition. Interest income is presented as a separate line item on the Consolidated Statements of Comprehensive Income (Loss).

For its securities, the Company recognizes coupon income, which is a component of interest income, based upon the outstanding principal amounts of the financial instruments and their contractual terms. In addition, the Company amortizes or accretes premiums or discounts into interest income for its Agency mortgage-backed securities (other than interest-only securities, multifamily and reverse mortgages), taking into account estimates of future principal prepayments in the calculation of the effective yield. The Company recalculates the effective yield as differences between anticipated and actual prepayments occur. Using third party model and market information to project future cash flows and expected remaining lives of securities, the effective interest rate determined for each security is applied as if it had been in place from the date of the security's acquisition. The amortized cost of the security is then adjusted to the amount that would have existed had the new effective yield been applied since the acquisition date, which results in a cumulative premium amortization adjustment in each period. The adjustment to amortized cost is offset with a charge or credit to interest income. Changes in interest rates and other market factors will impact prepayment speed projections and the amount of premium amortization recognized in any given period.

Premiums or discounts associated with the purchase of Agency interest-only securities, reverse mortgages and residential credit securities are amortized or accreted into interest income based upon current expected future cash flows with any adjustment to yield made on a prospective basis.

Premiums or discounts associated with the purchase of multifamily securities are amortized or accreted into interest income based upon their contractual payment terms. If a prepayment occurs, an adjustment is made to the unpaid principal balance and unamortized premium or discount in the current period and the original effective yield continues to be applied.

Premiums and discounts associated with the purchase of residential mortgage loans and with those transferred or pledged to securitization trusts are primarily amortized or accreted into interest income over their estimated remaining lives using the effective interest rates inherent in the estimated cash flows from the mortgage loans. Amortization of premiums and accretion of discounts are presented in Interest income in the Consolidated Statements of Comprehensive Income (Loss).

If collection of a loan's principal or interest is in doubt or the loan is 90 days or more past due, interest income is not accrued. For nonaccrual status loans carried at fair value or held for sale, interest is not accrued but is recognized on a cash basis. For nonaccrual status loans carried at amortized cost, if collection of principal is not in doubt but collection of interest is in doubt, interest income is recognized on a cash basis. If collection of principal is in doubt, any interest received is applied against principal until collectability of the remaining balance is no longer in doubt; at that point, any interest income is recognized on a cash basis. Generally, a loan is returned to accrual status when the borrower has resumed paying the full amount of the scheduled contractual obligation, if all principal and interest amounts contractually due are reasonably assured of repayment within a reasonable period of time and there is a sustained period of repayment performance by the borrower.

The Company has made an accounting policy election not to measure an allowance for loans losses for accrued interest receivable. If interest receivable is deemed to be uncollectible or not collected within 90 days of its contractual due date for commercial loans or 120 days for corporate debt carried at amortized cost, it is written off through a reversal of interest income. Any interest written off that is recovered is recognized as interest income.

Refer to the "Interest Income and Interest Expense" Note for further discussion of interest income.

Income Taxes – The Company has elected to be taxed as a REIT and intends to comply with the provisions of the Code, with respect thereto. As a REIT, the Company will not incur federal income tax to the extent that it distributes its taxable income to its stockholders. The Company and certain of its direct and indirect subsidiaries have made separate joint elections to treat these subsidiaries as taxable REIT subsidiaries ("TRSs"). As such, each of these TRSs is taxable as a domestic C corporation and subject to federal, state and local income taxes based upon its taxable income. Refer to the "Income Taxes" Note for further discussion on income taxes.

Recent Accounting Pronouncements

The Company has early adopted ASU 2023-07, Improvements to Segment Reporting, as its Residential Credit and MSR operating segments have become a more significant component of consolidated results. Refer to the "Segments" Note for more information.

The Company reviewed additional recently issued ASUs and determined that they were not expected to have a significant impact on the Company's consolidated financial statements when adopted or did not have a significant impact on the Company's consolidated financial statements upon adoption.

4. FINANCIAL INSTRUMENTS

The following table presents characteristics for certain of the Company's financial instruments at December 31, 2023 and 2022.

Financial Instruments [1]				
Balance Sheet Line Item	Type / Form	Measurement Basis	December 31, 2023	December 31, 2022
Assets		**(dollars in thousands)**		
Securities	Agency mortgage-backed securities [2]	Fair value, with unrealized gains (losses) through other comprehensive income	$ 15,665,352	$ 34,528,515
Securities	Agency mortgage-backed securities [3]	Fair value, with unrealized gains (losses) through earnings	50,643,436	27,746,380
Securities	Residential credit risk transfer securities	Fair value, with unrealized gains (losses) through earnings	974,059	997,557
Securities	Non-agency mortgage-backed securities	Fair value, with unrealized gains (losses) through earnings	2,108,274	1,991,146
Securities	Commercial real estate debt investments - CMBS	Fair value, with unrealized gains (losses) through earnings	222,444	508,406
Securities	Commercial real estate debt investments - credit risk transfer securities	Fair value, with unrealized gains (losses) through earnings	—	17,903
Total securities			69,613,565	65,789,907
Loans, net	Residential mortgage loans	Fair value, with unrealized gains (losses) through earnings	2,353,084	1,809,832
Total loans, net			2,353,084	1,809,832
Assets transferred or pledged to securitization vehicles	Residential mortgage loans	Fair value, with unrealized gains (losses) through earnings	13,307,622	9,121,912
Total assets transferred or pledged to securitization vehicles			13,307,622	9,121,912
Liabilities				
Repurchase agreements	Repurchase agreements	Amortized cost	62,201,543	59,512,597
Other secured financing	Loans	Amortized cost	500,000	250,000
Debt issued by securitization vehicles	Securities	Fair value, with unrealized gains (losses) through earnings	11,600,338	7,744,160
Participations issued	Participations issued	Fair value, with unrealized gains (losses) through earnings	1,103,835	800,849
U.S. Treasury securities sold, not yet purchased	Securities	Fair value, with unrealized gains (losses) through earnings	2,132,751	—

[1] Receivable for unsettled trades, Principal and interest receivable, Payable for unsettled trades, Interest payable and Dividends payable are accounted for at cost.

[2] Includes Agency pass-through, collateralized mortgage obligation ("CMO") and multifamily securities purchased prior to July 1, 2022.

[3] Includes interest-only securities and reverse mortgages and, effective July 1, 2022, newly purchased Agency pass-through, collateralized mortgage obligation ("CMO") and multifamily securities.

5. SECURITIES

The Company's investments in securities include agency, credit risk transfer, non-agency and commercial mortgage-backed securities. All of the debt securities are classified as available-for-sale. Available-for-sale debt securities are carried at fair value, with changes in fair value recognized in other comprehensive income, unless the fair value option is elected in which case changes in fair value are recognized in Net gains (losses) on investments and other in the Consolidated Statements of Comprehensive Income (Loss). Effective July 1, 2022, the Company elected the fair value option for any newly purchased Agency mortgage-backed securities in order to simplify the accounting for these securities. For the years ended December 31, 2023 and 2022, $611.5 million and ($665.6) million of unrealized gains (losses) on Agency mortgage-backed securities, for which the fair value option was elected effective July 1, 2022, were reported in Net gains (losses) on investments and other in the Company's Consolidated Statements of Comprehensive Income (Loss). Agency mortgage-backed securities purchased prior to July 1, 2022, are still classified as available-for-sale with changes in fair value recognized in other comprehensive income. The Company has also elected the fair value option for CRT securities, interest only securities, Non-Agency and commercial mortgage-backed securities in order to simplify the accounting. Transactions for regular-way securities are recorded on trade date, including to-be-announced ("TBA") securities that meet the regular-way securities scope exception from derivative accounting. Gains and losses on disposals of securities are recorded on trade date based on the specific identification method.

Impairment – Management evaluates available-for-sale securities where the fair value option has not been elected and held-to-maturity debt securities for impairment at least quarterly, and more frequently when economic or market conditions warrant such evaluation. When the fair value of an available-for-sale security is less than its amortized cost, the security is considered impaired. For securities that are impaired, the Company determines if it (1) has the intent to sell the security, (2) is more likely than not that it will be required to sell the security before recovery of its amortized cost basis, or (3) does not expect to recover the entire amortized cost basis of the security. Further, the security is analyzed for credit loss (the difference between the present value of cash flows expected to be collected and the amortized cost basis). The credit loss, if any, will then be recognized in the Consolidated Statements of Comprehensive Income (Loss) as a securities loss provision and reflected as an allowance for credit losses on securities on the Consolidated Statements of Financial Condition, while the balance of losses related to other factors will be recognized as a component of Other comprehensive income (loss). For the year ended December 31, 2021, the Company recognized a $0.4 million impairment on a commercial mortgage-backed security that it intended to sell. There was no impairment recognized for the years ended December 31, 2023 and 2022. When the fair value of a held-to-maturity security is less than the cost, the Company performs an analysis to determine whether it expects to recover the entire cost basis of the security.

Agency Mortgage-Backed Securities - The Company invests in mortgage pass-through certificates, collateralized mortgage obligations and other MBS representing interests in or obligations backed by pools of residential or multifamily mortgage loans and certificates. Many of the underlying loans and certificates are guaranteed by the Government National Mortgage Association ("Ginnie Mae"), the Federal Home Loan Mortgage Corporation ("Freddie Mac") or the Federal National Mortgage Association ("Fannie Mae") (collectively, "Agency mortgage-backed securities").

Agency mortgage-backed securities may include forward contracts for Agency mortgage-backed securities purchases or sales of a generic pool, on a to-be-announced basis. TBA securities without intent to accept delivery ("TBA derivatives") are accounted for as derivatives as discussed in the "Derivative Instruments" Note.

CRT Securities - CRT securities are risk sharing instruments issued by Fannie Mae and Freddie Mac, and similarly structured transactions arranged by third party market participants. CRT securities are designed to synthetically transfer mortgage credit risk from Fannie Mae and Freddie Mac to private investors.

Non-Agency Mortgage-Backed Securities - The Company invests in non-Agency mortgage-backed securities such as those issued in prime loan, prime jumbo loan, Alt-A loan, subprime loan, non-performing loan ("NPL") and re-performing loan ("RPL") securitizations.

Agency mortgage-backed securities, non-Agency mortgage-backed securities and residential CRT securities are referred to herein as "Residential Securities." Although the Company generally intends to hold most of its Residential Securities until maturity, it may, from time to time, sell any of its Residential Securities as part of the overall management of its portfolio.

Commercial Mortgage-Backed Securities ("Commercial Securities") - The Company invests in Commercial Securities such as conduit, credit CMBS, single-asset single borrower and collateralized loan obligations.

The following represents a rollforward of the activity for the Company's securities for the year ended December 31, 2023:

	Agency Securities		Residential Credit Securities		Commercial Securities		Total	
			(dollars in thousands)					
Beginning balance January 1, 2023	$	62,274,895	$	2,988,703	$	526,309	$	65,789,907
Purchases		42,728,938		905,952		76,166		43,711,056
Sales		(35,733,141)		(706,750)		(392,202)		(36,832,093)
Principal paydowns		(5,843,220)		(303,908)		(5,538)		(6,152,666)
(Amortization) / accretion		(186,553)		21,396		1,271		(163,886)
Fair value adjustment		3,067,869		176,940		16,438		3,261,247
Ending balance December 31, 2023	$	66,308,788	$	3,082,333	$	222,444	$	69,613,565

ANNALY CAPITAL MANAGEMENT, INC. AND SUBSIDIARIES
Financial Statements

The following tables present the Company's securities portfolio that were carried at their fair value at December 31, 2023 and 2022:

	Principal / Notional	Remaining Premium	Remaining Discount	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
				December 31, 2023			
Agency				(dollars in thousands)			
Fixed-rate pass-through	$ 63,444,987	$ 1,448,886	$ (1,318,948)	$ 63,574,925	$ 477,242	$ (1,853,226)	$ 62,198,941
Adjustable-rate pass-through	188,996	15,834	(51)	204,779	1,663	(14,953)	191,489
CMO	94,448	1,612	—	96,060	—	(13,088)	82,972
Interest-only	2,010,697	416,955	—	416,955	4,729	(157,679)	264,005
Multifamily [1]	17,130,045	400,781	(9,752)	3,552,217	52,055	(59,744)	3,544,528
Reverse mortgages	26,183	3,193	—	29,376	—	(2,523)	26,853
Total agency securities	$ 82,895,356	$ 2,287,261	$ (1,328,751)	$ 67,874,312	$ 535,689	$ (2,101,213)	$ 66,308,788
Residential credit							
Credit risk transfer	$ 924,729	$ 2,240	$ (4,358)	$ 922,611	$ 51,984	$ (536)	$ 974,059
Alt-A	164,384	9	(3,922)	160,471	2,135	(12,371)	150,235
Prime [2]	1,076,497	8,590	(21,163)	207,077	1,704	(28,134)	180,647
Subprime	272,955	—	(31,751)	241,204	5,622	(11,221)	235,605
NPL/RPL	1,237,531	8,336	(9,224)	1,236,643	4,578	(43,666)	1,197,555
Prime jumbo (>=2010 vintage) [3]	9,425,280	71,960	(49,859)	365,676	10,696	(32,140)	344,232
Total residential credit securities	$ 13,101,376	$ 91,135	$ (120,277)	$ 3,133,682	$ 76,719	$ (128,068)	$ 3,082,333
Total residential securities	$ 95,996,732	$ 2,378,396	$ (1,449,028)	$ 71,007,994	$ 612,408	$ (2,229,281)	$ 69,391,121
Commercial							
Commercial securities	$ 224,597	15	$ (822)	$ 223,790	$ 19	$ (1,365)	$ 222,444
Total securities	$ 96,221,329	$ 2,378,411	$ (1,449,850)	$ 71,231,784	$ 612,427	$ (2,230,646)	$ 69,613,565

	Principal / Notional	Remaining Premium	Remaining Discount	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
				December 31, 2022			
Agency				(dollars in thousands)			
Fixed-rate pass-through	$ 63,232,479	$ 2,105,813	$ (1,003,225)	$ 64,335,067	$ 62,060	$ (4,367,369)	$ 60,029,758
Adjustable-rate pass-through	232,028	17,065	(85)	249,008	2,138	(16,759)	234,387
CMO	101,543	1,781	—	103,324	—	(13,714)	89,610
Interest-only	1,824,339	438,295	—	438,295	153	(220,371)	218,077
Multifamily [1]	9,801,375	311,785	(1,021)	1,750,737	7,588	(84,160)	1,674,165
Reverse mortgages	28,478	3,379	—	31,857	—	(2,959)	28,898
Total agency investments	$ 75,220,242	$ 2,878,118	$ (1,004,331)	$ 66,908,288	$ 71,939	$ (4,705,332)	$ 62,274,895
Residential credit							
Credit risk transfer	$ 1,013,368	$ 6,790	$ (4,828)	$ 1,015,330	$ 6,629	$ (24,402)	$ 997,557
Alt-A	111,009	9	(5,048)	105,970	—	(14,754)	91,216
Prime [2]	1,946,186	19,496	(17,375)	240,694	1,528	(44,352)	197,870
Subprime	202,304	—	(32,188)	170,116	1,275	(15,078)	156,313
NPL/RPL	1,426,616	1,624	(15,500)	1,412,740	87	(95,673)	1,317,154
Prime jumbo (>=2010 vintage) [3]	5,717,558	37,260	(29,242)	272,623	1,685	(45,715)	228,593
Total residential credit securities	$ 10,417,041	$ 65,179	$ (104,181)	$ 3,217,473	$ 11,204	$ (239,974)	$ 2,988,703
Total residential securities	$ 85,637,283	$ 2,943,297	$ (1,108,512)	$ 70,125,761	$ 83,143	$ (4,945,306)	$ 65,263,598
Commercial							
Commercial securities	$ 546,499	$ —	$ (2,405)	$ 544,094	$ —	$ (17,785)	$ 526,309
Total securities	$ 86,183,782	$ 2,943,297	$ (1,110,917)	$ 70,669,855	$ 83,143	$ (4,963,091)	$ 65,789,907

[1] Principal/Notional amount includes $14.0 billion and $8.4 billion of Agency Multifamly interest-only securities as of December 31, 2023 and December 31, 2022, respectively.
[2] Principal/Notional amount includes $0.9 billion and $1.7 billion of Prime interest-only securities as of December 31, 2023 and December 31, 2022, respectively.
[3] Principal/Notional amount includes $9.1 billion and $5.5 billion of Prime Jumbo interest-only securities as of December 31, 2023 and December 31, 2022, respectively.

ANNALY CAPITAL MANAGEMENT, INC. AND SUBSIDIARIES
Financial Statements

The following table presents the Company's Agency mortgage-backed securities portfolio by issuing Agency at December 31, 2023 and 2022:

Investment Type		December 31, 2023		December 31, 2022
		(dollars in thousands)		
Fannie Mae	$	60,477,303	$	54,043,015
Freddie Mac		5,778,809		8,174,080
Ginnie Mae		52,676		57,800
Total	$	66,308,788	$	62,274,895

Actual maturities of the Company's Residential Securities are generally shorter than stated contractual maturities because actual maturities of the portfolio are affected by periodic payments and prepayments of principal on the underlying mortgages.

The following table summarizes the Company's Residential Securities at December 31, 2023 and 2022, according to their estimated weighted average life classifications:

		December 31, 2023			December 31, 2022		
		Estimated Fair Value	Amortized Cost		Estimated Fair Value		Amortized Cost
Estimated weighted average life		(dollars in thousands)					
Less than one year	$	254,753	$ 257,170	$	247,921	$	264,637
Greater than one year through five years		5,159,969	5,213,575		3,002,471		3,206,250
Greater than five years through ten years		62,158,711	63,662,144		55,593,990		59,658,578
Greater than ten years		1,817,688	1,875,105		6,419,216		6,996,296
Total	$	69,391,121	$ 71,007,994	$	65,263,598	$	70,125,761

The estimated weighted average lives of the Residential Securities at December 31, 2023 and 2022 in the table above are based upon projected principal prepayment rates. The actual weighted average lives of the Residential Securities could be longer or shorter than projected.

The following table presents the gross unrealized losses and estimated fair value of the Company's Agency mortgage-backed securities, accounted for as available-for-sale where the fair value option has not been elected, by length of time that such securities have been in a continuous unrealized loss position at December 31, 2023 and 2022.

		December 31, 2023				December 31, 2022		
		Estimated Fair Value [1]	Gross Unrealized Losses [1]	Number of Securities [1]		Estimated Fair Value [1]	Gross Unrealized Losses [1]	Number of Securities [1]
		(dollars in thousands)						
Less than 12 months	$	35,453	$ (418)	16	$	33,061,267	$ (3,448,120)	2,481
12 Months or more		15,455,118	(1,340,032)	1,747		1,260,378	(266,686)	129
Total	$	15,490,571	$ (1,340,450)	1,763	$	34,321,645	$ (3,714,806)	2,610

[1] Excludes interest-only mortgage-backed securities and reverse mortgages and, effective July 1, 2022, newly purchased Agency pass-through, collateralized mortgage obligation ("CMO") and multifamily securities.

The decline in value of these securities is solely due to market conditions and not the quality of the assets. Substantially all of the Agency mortgage-backed securities have an actual or implied credit rating that is the same as that of the U.S. government. An impairment has not been recognized in earnings related to these investments because the decline in value is not related to credit quality, the Company currently has not made a decision to sell the securities nor is it more likely than not that the securities will be required to be sold before recovery.

During the years ended December 31, 2023 and 2022, the Company disposed of $36.4 billion and $28.9 billion amortized cost basis of Residential Securities, respectively. The following table presents the Company's net gains (losses) from the disposal of Residential Securities for the years ended December 31, 2023 and 2022, which is included in Net gains (losses) on investments and other in the Consolidated Statements of Comprehensive Income (Loss).

For the year ended		Gross Realized Gains		Gross Realized Losses		Net Realized Gains (Losses)
		(dollars in thousands)				
December 31, 2023	$	29,668	$	(2,920,487)	$	(2,890,819)
December 31, 2022	$	66,587	$	(3,663,446)	$	(3,596,859)

6. LOANS

The Company invests in residential loans. Loans are classified as either held for investment or held for sale. Loans are eligible to be accounted for under the fair value option. If loans are elected under the fair value option, they are carried at fair value with changes in fair value recognized in earnings. Otherwise, loans held for investment are carried at cost less impairment and loans held for sale are accounted for at the lower of cost or fair value.

Excluding loans transferred or pledged to securitization vehicles and loan warehouse facilities, as of December 31, 2023 and 2022, the Company reported $2.4 billion and $1.8 billion, respectively, of loans for which the fair value option was elected. If the Company intends to sell or securitize the loans and the securitization vehicle is not expected to be consolidated, the loans are classified as held for sale. Any origination fees and costs or purchase premiums or discounts are deferred and recognized upon sale. The Company determines the fair value of loans held for sale on an individual loan basis. The carrying value of the Company's residential loans held for sale was $1.2 million and $1.3 million at December 31, 2023 and 2022, respectively.

Allowance for Losses – Prior to the sale of its corporate debt and commercial loan portfolios, the Company evaluated the need for a loss reserve on each of its loans classified as held-for investment and carried at amortized cost based upon estimated current expected credit losses.

The Company recorded net loan loss (provisions) reversals of $0.2 million, $20.7 million and $145.1 million for the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023 and 2022, the Company's loan loss allowance was $0 and $0, respectively.

The following table presents the activity of the Company's loan investments, excluding loans transferred or pledged to securitization vehicles and loan warehouse facilities, for the year ended December 31, 2023:

	Residential Loans (dollars in thousands)	
Beginning balance January 1, 2023	$	1,809,832
Purchases / originations		5,497,162
Sales and transfers [1]		(4,905,106)
Principal payments		(118,932)
Gains / (losses)		78,315
(Amortization) / accretion		(8,187)
Ending balance December 31, 2023	$	2,353,084

[1] Includes transfer of residential loans to securitization vehicles with a carrying value of $4.9 billion during the year ended December 31, 2023.

Residential

The Company's residential mortgage loans are primarily comprised of performing adjustable-rate and fixed-rate whole loans. The Company's residential loans are accounted for under the fair value option with changes in fair value reflected in Net gains (losses) on investments and other in the Consolidated Statements of Comprehensive Income (Loss). The Company also consolidates securitization trusts in which it had purchased subordinated securities because it also has certain powers and rights to direct the activities of such trusts. Refer to the "Variable Interest Entities" Note for further information related to the Company's consolidated residential mortgage loan trusts.

The mortgage loans are secured by first liens on primarily one-to-four family residential properties. A subsidiary of the Company has engaged a third party to act as its custodian, agent and bailee for the purposes of receiving and holding certain documents, instruments and papers related to the residential mortgage loans it purchases. Pursuant to the Company's custodial agreement, the custodian segregates and maintains continuous custody of all documents constituting the mortgage file with respect to each mortgage loan owned by the subsidiary in secure and fire resistant facilities and in a manner consistent with the standard of care employed by prudent mortgage loan document custodians. At or prior to the funding of any residential mortgage loan, the related seller, pursuant to the terms of our mortgage loan purchase agreement, must deliver to the custodian, the mortgage loan documents including the mortgage note, the mortgage and other related loan documents. In addition, a complete credit file for the related mortgage and borrower must be delivered to the subsidiary prior to the date of purchase.

ANNALY CAPITAL MANAGEMENT, INC. AND SUBSIDIARIES
Financial Statements

The following table presents the fair value and the unpaid principal balances of the residential mortgage loan portfolio, including loans transferred or pledged to securitization vehicles and excluding loan warehouse facilities, at December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
	(dollars in thousands)	
Fair value	$ 15,660,706	$ 10,931,744
Unpaid principal balance	$ 16,611,204	$ 12,247,346

The following table provides information regarding the line items and amounts recognized in the Consolidated Statements of Comprehensive Income (Loss) for December 31, 2023 and 2022 for these investments, excluding loan warehouse facilities:

	For the Years Ended	
	December 31, 2023	December 31, 2022
	(dollars in thousands)	
Interest income	$ 703,838	$ 410,195
Net gains (losses) on disposal of investments [1]	(5,049)	(12,842)
Net unrealized gains (losses) on instruments measured at fair value through earnings [1]	374,764	(1,420,645)
Total included in net income (loss)	$ 1,073,553	$ (1,023,292)

[1] These amounts are presented in the line item Net gains (losses) on investments and other on the Consolidated Statements of Comprehensive Income (loss).

The following table provides the geographic concentrations based on the unpaid principal balances at December 31, 2023 and 2022 for the residential mortgage loans, including loans transferred or pledged to securitization vehicles:

Geographic Concentrations of Residential Mortgage Loans			
December 31, 2023		December 31, 2022	
Property location	**% of Balance**	**Property location**	**% of Balance**
California	40.1%	California	44.8%
Florida	10.6%	New York	10.3%
New York	10.5%	Florida	8.3%
Texas	5.6%	Texas	5.1%
All other (none individually greater than 5%)	33.2%	All other (none individually greater than 5%)	31.5%
Total	**100.0%**		100.0%

The following table provides additional data on the Company's residential mortgage loans, including loans transferred or pledged to securitization vehicles, at December 31, 2023 and 2022:

	December 31, 2023		December 31, 2022	
	Portfolio Range	Portfolio Weighted Average	Portfolio Range	Portfolio Weighted Average
	(dollars in thousands)			
Unpaid principal balance	$1 - $4,396	$477	$3 - $4,396	$489
Interest rate	2.00% - 13.25%	5.63%	2.00% - 15.00%	4.61%
Maturity	7/1/2029 - 12/1/2063	4/22/2052	7/1/2029 - 1/1/2063	10/6/2051
FICO score at loan origination	549 - 850	758	588 - 831	759
Loan-to-value ratio at loan origination	3% - 100%	68%	5% - 100%	68%

At December 31, 2023 and 2022, approximately 11% and 11%, respectively, of the carrying value of the Company's residential mortgage loans, including loans transferred or pledged to securitization vehicles, were adjustable-rate.

The Company participated in an arrangement that provided a residential mortgage loan warehouse facility to a third party originator. The arrangement was not renewed and expired during the quarter-ended September 30, 2023. The Company had elected to apply the fair value option to this lending facility in order to simplify the accounting and keep the accounting consistent with other residential credit financial instruments with similar characteristics. At both December 31, 2023 and December 31, 2022, there were no outstanding balances on this warehouse facility.

7. MORTGAGE SERVICING RIGHTS

MSR represent the rights and obligations associated with servicing pools of residential mortgage loans. The Company and its subsidiaries do not originate or directly service residential mortgage loans. Rather, these activities are carried out by duly licensed subservicers who perform substantially all servicing functions for the loans underlying the MSR. The Company generally intends to hold the MSR as investments and elected to account for all of its investments in MSR at fair value. As such, they are recognized at fair value on the accompanying Consolidated Statements of Financial Condition with changes in the estimated fair value presented as a component of Net gains (losses) on investments and other in the Consolidated Statements of Comprehensive Income (Loss).

Interests in MSR represent agreements to purchase all, or a component of, net servicing cash flows. A third party acted as a master servicer for the loans providing the net servicing cash flows represented by the Interests in MSR. The Company accounts for its Interests in MSR at fair value with change in fair value presented in Net gains (losses) on investments and other in the Consolidated Statements of Comprehensive Income (Loss). Cash flows received for Interests in MSR are recorded in Other, net in the Consolidated Statements of Comprehensive Income (Loss).

The following tables present activity related to MSR and Interests in MSR for the years ended December 31, 2023 and 2022:

Mortgage Servicing Rights	December 31, 2023	December 31, 2022
	(dollars in thousands)	
Fair value, beginning of period	$ 1,748,209	$ 544,562
Purchases [1]	397,585	1,009,351
Transfers	—	82,650
Sales	—	(9,084)
Change in fair value due to		
Changes in valuation inputs or assumptions [2]	92,374	205,463
Other changes, including realization of expected cash flows	(115,972)	(84,733)
Fair value, end of period	$ 2,122,196	$ 1,748,209

[1] Includes adjustments to original purchase price from early payoffs, defaults, or loans that were delivered but were deemed to not be acceptable.
[2] Principally represents changes in discount rates and prepayment speed inputs used in valuation model, primarily due to changes in interest rates.

Interests in MSR	December 31, 2022
	(dollars in thousands)
Beginning balance	$ 69,316
Purchases [1]	4,860
Transfers	(82,650)
Gain (loss) included in net income	8,474
Ending balance	$ —

[1] Includes adjustments to original purchase price from early payoffs, defaults, or loans that were delivered but were deemed to not be acceptable.

8. VARIABLE INTEREST ENTITIES

The Company's exposure to the obligations of its VIEs is generally limited to the Company's investment in the VIEs of $1.4 billion at December 31, 2023. Assets of the VIEs may only be used to settle obligations of the VIEs. Creditors of the VIEs have no recourse to the general credit of the Company. The Company is not contractually required to provide and has not provided any form of financial support to the VIEs. No gains or losses were recognized upon consolidation of existing VIEs. Interest income and expense are recognized using the effective interest method.

Multifamily Securitization

In March 2020, the Company repackaged Fannie Mae guaranteed multifamily mortgage-backed securities with a principal cut-off balance of $0.5 billion and retained interest-only securities with a notional balance of $0.5 billion. At the inception of this arrangement, the Company determined that it was the primary beneficiary based upon its involvement in the design of this VIE and through the retention of a significant variable interest in the VIE. The Company elected the fair value option for the financial liabilities of this VIE in order to simplify the accounting; however, the financial assets were not eligible for the fair value option as it was not elected at purchase.

During the year ended December 31, 2022, the Company deconsolidated the 2020 multifamily VIE since it sold all of its interest-only securities and no longer retains a significant variable interest in the entity. As a result of the deconsolidation of this VIE, the Company derecognized approximately $424.0 million of securities and approximately $391.9 million of debt issued by securitization vehicles and recognized a realized gain of $33.4 million, which is included in Net gains (losses) on investments and other in the Consolidated Statements of Comprehensive Income (Loss).

Residential Securitizations

The Company also invests in residential mortgage-backed securities issued by entities that are VIEs because they do not have sufficient equity at risk for the entities to finance their activities without additional subordinated financial support from other parties. The Company is not the primary beneficiary because it does not have the power to direct the activities that most significantly impact the VIEs' economic performance. For these entities, the Company's maximum exposure to loss is the amortized cost basis of the securities it owns and it does not provide any liquidity arrangements, guarantees or other commitments to these VIEs. Refer to the "Securities" Note for further information on Residential Securities.

OBX Trusts

Residential securitizations are issued by entities generally referred to collectively as the "OBX Trusts." These securitizations represent financing transactions which provide non-recourse financing to the Company that are collateralized by residential mortgage loans purchased by the Company. Residential securitizations closed during the year are included in the table below.

Securitization	Date of Closing	Face Value at Closing
		(dollars in thousands)
OBX 2023-NQM1	January 2023	$ 405,209
OBX 2023-J1	February 2023	$ 305,755
OBX 2023-NQM2	February 2023	$ 420,650
OBX 2023-NQM3	April 2023	$ 407,525
OBX 2023-NQM4	May 2023	$ 394,291
OBX 2023-INV1	May 2023	$ 314,839
OBX 2023-NQM5	June 2023	$ 390,271
OBX 2023-NQM6	July 2023	$ 400,530
OBX 2023-NQM7	September 2023	$ 411,133
OBX 2023-NQM8	October 2023	$ 406,663
OBX 2023-J2	November 2023	$ 303,008
OBX 2023-NQM9	November 2023	$ 393,507
OBX 2023-NQM10	December 2023	$ 387,556

As of December 31, 2023 and 2022, a total carrying value of $11.6 billion and $7.7 billion, respectively, of bonds were held by third parties and the Company retained $1.4 billion and $1.0 billion, respectively, of MBS, which were eliminated in consolidation. The Company is deemed to be the primary beneficiary and consolidates the OBX Trusts because it has power to direct the activities that most significantly impact the OBX Trusts' performance and holds a variable interest that could be potentially significant to these VIEs. Effective August 1, 2022, upon initial consolidation of new securitization entities, the Company elected to apply the measurement alternative for consolidated collateralized financing entities in order to simplify the accounting and valuation processes. The liabilities of these securitization entities are deemed to be more observable and are used to measure the fair value of the assets. During the years ended December 31, 2023 and 2022, the Company incurred $8.2 million and $7.6 million, respectively, of costs in connection with these securitizations that were expensed as incurred. The contractual principal amount of the OBX Trusts' debt held by third parties was $12.6 billion and $9.0 billion at December 31, 2023 and 2022, respectively. During the years ended December 31, 2023 and 2022, the Company recorded ($305.2) million and $1.2 billion, respectively, of unrealized gains (losses) on debt held by third parties, which is reported in Net gains (losses) on investments and other in the Company's Consolidated Statements of Comprehensive Income (Loss).

Although the residential mortgage loans have been sold for bankruptcy and state law purposes, the transfers of the residential mortgage loans to the OBX Trusts did not qualify for sale accounting and are reflected as intercompany secured borrowings that are eliminated upon consolidation.

Credit Facility VIEs

In connection with the sale of all of the assets that comprise the MML Portfolio, the credit facilities which provided financing for the Company's corporate debt were paid-off and terminated during the year ended December 31, 2022. Refer to the "Sale of Middle Market Lending Portfolio" Note for additional information on the transaction.

Corporate Debt Funds

The Company managed parallel funds investing in senior secured first and second lien corporate loans (the "Fund Entities"). The Fund Entities were considered VIEs because the investors did not have substantive liquidation, kick-out or participating rights. The fees that the Company earned were not considered variable interests of the VIE. The Company was not the primary beneficiary of the Fund Entities and therefore did not consolidate the Fund Entities. The corporate loans in the Fund Entities were assets managed for third parties and were part of the MML Portfolio transferred to Ares during the three months ended June 30, 2022. Refer to the "Sale of Middle Market Lending Portfolio" Note for additional information on the transaction.

Residential Credit Fund

The Company manages a fund investing in participations in residential mortgage loans. The residential credit fund is deemed to be a VIE because the entity does not have sufficient equity at risk to permit the legal entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders, as capital commitments are not considered equity at risk. The Company is not the primary beneficiary and does not consolidate the residential credit fund as its only interest in the fund is the management and performance fees that it earns, which are not considered variable interests in the entity. As of December 31, 2023 and 2022 the Company had outstanding participating interests in residential mortgage loans of $1.1 billion and $0.8 billion, respectively. These transfers do not meet the criteria for sale accounting and are accounted for as secured borrowings, thus the residential loans are reported as Loans, net and the associated liability is reported as Participations issued in the Consolidated Statements of Financial Condition. The Company elected to fair value the participations issued through earnings to more accurately reflect the economics of the transfers as the underlying loans are carried at fair value through earnings.

9. SALE OF COMMERCIAL REAL ESTATE BUSINESS

On March 25, 2021, the Company entered into a definitive agreement to sell substantially all of the assets that comprise its CRE business to Slate Asset Management L.P. and Slate Grocery REIT (together, "Slate") for $2.33 billion. The transaction included equity interests, loan assets and associated liabilities, and CMBS (other than commercial CRTs). The Company also sold nearly all of the remaining CRE business assets that were not included in the transaction with Slate. Certain employees who primarily supported the CRE business joined Slate in connection with the sale. In connection with the execution of the definitive agreement to sell the CRE business, during the year ended December 31, 2021, the Company performed an assessment of goodwill, which was related to the Company's 2013 acquisition of CreXus Investment Corp., and recognized an impairment of $71.8 million. During the year ended December 31, 2021, the Company reported Business divestiture-related gains (losses) of ($262.0) million, in its Consolidated Statements of Comprehensive Income (Loss) which includes the aforementioned goodwill impairment as well as valuation adjustments resulting from classifying the CRE assets as held for sale and estimated transaction costs. As of December 31, 2022, the assets held for sale and the associated liabilities were transferred to Slate.

10. SALE OF MIDDLE MARKET LENDING PORTFOLIO

In April 2022, the Company entered into a definitive agreement to sell substantially all of the corporate loan interests held by the MML business operated by the Company, as well as assets managed for third parties (collectively, the "MML Portfolio"), to Ares Capital Management LLC ("Ares") for $2.4 billion. The Company's loans, having an unpaid principal balance of $1.9 billion, were transferred to Ares for cash proceeds of $1.9 billion and a realized gain of $20.4 million was recorded during the year ended December 31, 2022. As of December 31, 2022, all loans were transferred to Ares.

11. DERIVATIVE INSTRUMENTS

Derivative instruments include, but are not limited to, interest rate swaps, options to enter into interest rate swaps ("swaptions"), TBA derivatives, U.S. Treasury and SOFR futures contracts and certain forward purchase commitments. The Company may also enter into other types of mortgage derivatives such as interest-only securities, credit derivatives referencing the commercial mortgage-backed securities index and synthetic total return swaps.

In connection with the Company's investment/market rate risk management strategy, the Company economically hedges a portion of its interest rate risk by entering into derivative financial instrument contracts, which include interest rate swaps, swaptions and futures contracts. The Company may also enter into TBA derivatives, U.S. Treasury futures contracts, certain forward purchase commitments and credit derivatives to economically hedge its exposure to market risks. The purpose of using derivatives is to manage overall portfolio risk with the potential to generate additional income for distribution to stockholders. These derivatives are subject to changes in market values resulting from changes in interest rates, volatility, Agency mortgage-backed security spreads to U.S. Treasuries and market liquidity. The use of derivatives also creates exposure to credit risk relating to potential losses that could be recognized if the counterparties to these instruments fail to perform their obligations under the stated contract. Additionally, the Company may have to pledge cash or assets as collateral for the derivative transactions, the amount of which may vary based on the market value and terms of the derivative contract. In the case of market agreed coupon ("MAC") interest rate swaps, the Company may make or receive a payment at the time of entering into such interest rate swaps, which represents fair value of these swaps, to compensate for the out of market nature of such interest rate swaps. Subsequent changes in fair value from inception of these interest rate swaps are reflected within Net gains (losses) on derivatives in the Consolidated Statements of Comprehensive Income (Loss). Similar to other interest rate swaps, the Company may have to pledge cash or assets as collateral for the MAC interest rate swap transactions. In the event of a default by the counterparty, the Company could have difficulty obtaining its pledged collateral as well as receiving payments in accordance with the terms of the derivative contracts.

Derivatives are recognized as either assets or liabilities at fair value in the Consolidated Statements of Financial Condition with changes in fair value recognized in the Consolidated Statements of Comprehensive Income (Loss). The changes in the estimated fair value are presented within Net gains (losses) on derivatives. None of the Company's derivative transactions have been designated as hedging instruments for accounting purposes.

The Company also maintains collateral in the form of cash on margin with counterparties to its interest rate swaps and other derivatives. In accordance with a clearing organization's rulebook, the Company presents the fair value of centrally cleared interest rate swaps net of variation margin pledged or received under such transactions. At December 31, 2023 and 2022, ($2.4) billion and ($3.2) billion, respectively, of variation margin was reported as an adjustment to interest rate swaps, at fair value.

Interest Rate Swap Agreements – Interest rate swap agreements are the primary instruments used to mitigate interest rate risk. In particular, the Company uses interest rate swap agreements to manage its exposure to changing interest rates on its repurchase agreements by economically hedging cash flows associated with these borrowings. The Company may have outstanding interest rate swap agreements where the floating leg is linked to the SOFR, the overnight index swap rate or another index. Interest rate swap agreements may or may not be cleared through a derivatives clearing organization ("DCO"). Uncleared interest rate swaps are fair valued using internal pricing models and compared to the counterparty market values. Centrally cleared interest rate swaps, including MAC interest rate swaps, are generally fair valued using the DCO's market values. If an interest rate swap is terminated, the realized gain (loss) on the interest rate swap would be equal to the difference between the cash received or paid and fair value.

Swaptions – Swaptions are purchased or sold to mitigate the potential impact of increases or decreases in interest rates. Interest rate swaptions provide the option to enter into an interest rate swap agreement for a predetermined notional amount, stated term and pay and receive interest rates in the future. The Company's swaptions are not centrally cleared. The premium paid or received for swaptions is reported as an asset or liability in the Consolidated Statements of Financial Condition. If a swaption expires unexercised, the realized gain (loss) on the swaption would be equal to the premium received or paid. If the Company sells or exercises a swaption, the realized gain (loss) on the swaption would be equal to the difference between the cash received or the fair value of the underlying interest rate swap received and the premium paid. The fair value of swaptions are estimated using internal pricing models and compared to the counterparty market values.

TBA Dollar Rolls – TBA dollar roll transactions are accounted for as a series of derivative transactions. The fair value of TBA derivatives is based on methods similar to those used to value Agency mortgage-backed securities.

Futures Contracts – Futures contracts are derivatives that track the prices of specific assets or benchmark rates. Short sales of futures contracts help to mitigate the potential impact of changes in interest rates on the portfolio performance. The Company maintains margin accounts which are settled daily with Futures Commission Merchants ("FCMs"). The margin requirement varies based on the market value of the open positions and the equity retained in the account. Futures contracts are fair valued based on exchange pricing.

Forward Purchase Commitments – The Company may enter into forward purchase commitments with counterparties whereby the Company commits to purchasing residential mortgage loans at a particular price, provided the residential mortgage loans close with the counterparties. The counterparties are required to deliver the committed loans on a "best efforts" basis.

Credit Derivatives – The Company may enter into credit derivatives referencing a commercial mortgage-backed securities index, such as the CMBX index, and synthetic total return swaps.

ANNALY CAPITAL MANAGEMENT, INC. AND SUBSIDIARIES
Financial Statements

The following table summarizes fair value information about the Company's derivative assets and liabilities at December 31, 2023 and 2022:

Derivatives Instruments	December 31, 2023		December 31, 2022
Assets	(dollars in thousands)		
Interest rate swaps	$ 26,344	$	33,006
Interest rate swaptions	105,883		256,991
TBA derivatives	20,689		17,056
Futures contracts	—		33,179
Purchase commitments	9,641		1,832
Total derivative assets	$ 162,557	$	342,064
Liabilities			
Interest rate swaps	$ 83,051	$	108,724
TBA derivatives	39,070		69,270
Futures contracts	179,835		11,919
Purchase commitments	339		460
Credit derivatives [1]	—		13,799
Total derivative liabilities	$ 302,295	$	204,172

[1] The maximum potential amount of future payments is the notional amount of credit derivatives in which the Company sold protection of $420.0 million at December 31, 2022, respectively, plus any coupon shortfalls on the underlying tranche. As of December 31, 2022, the credit derivative tranches referencing the basket of bonds had a range of ratings between AAA and AA.

The following tables summarize certain characteristics of the Company's interest rate swaps at December 31, 2023 and 2022:

December 31, 2023				
Maturity	Current Notional [1][2]	Weighted Average Pay Rate	Weighted Average Receive Rate	Weighted Average Years to Maturity [3]
	(dollars in thousands)			
0 - 3 years	$ 21,397,358	3.17%	5.26%	1.23
3 - 6 years	12,461,799	3.09%	5.37%	4.75
6 - 10 years	22,949,150	2.85%	5.34%	8.02
Greater than 10 years	2,021,247	3.53%	5.27%	22.71
Total / Weighted average	$ 58,829,554	3.04%	5.31%	5.36

December 31, 2022				
Maturity	Current Notional [1][2]	Weighted Average Pay Rate	Weighted Average Receive Rate	Weighted Average Years to Maturity [3]
	(dollars in thousands)			
0 - 3 years	$ 26,355,700	0.88%	4.33%	0.75
3 - 6 years	1,120,400	2.53%	3.95%	4.07
6 - 10 years	22,492,200	2.54%	4.24%	8.76
Greater than 10 years	2,309,000	3.49%	4.26%	22.93
Total / Weighted average	$ 52,277,300	1.74%	4.28%	5.25

[1] As of December 31, 2023, 94% and 6% of the Company's interest rate swaps were linked to the Secured Overnight Financing Rate and the Federal funds rate, respectively. As of December 31, 2022, 60%, 23% and 17% of the Company's interest rate swaps were linked to the Secured Overnight Financing Rate, the Federal funds rate and LIBOR, respectively.
[2] There were no forward starting swaps at December 31, 2023 and December 31, 2022.
[3] The weighted average years to maturity of payer interest rate swaps is offset by the weighted average years to maturity of receiver interest rate swaps. As such, the net weighted average years to maturity for each maturity bucket may fall outside of the range listed.

The following tables summarize certain characteristics of the Company's swaptions at December 31, 2023 and 2022:

December 31, 2023					
	Current Underlying Notional	Weighted Average Underlying Fixed Rate	Weighted Average Underlying Floating Rate	Weighted Average Underlying Years to Maturity	Weighted Average Months to Expiration
(dollars in thousands)					
Long pay	$1,250,000	2.21%	SOFR	7.69	8.21
Long receive	$500,000	1.65%	SOFR	10.30	3.53

December 31, 2022					
	Current Underlying Notional	Weighted Average Underlying Fixed Rate	Weighted Average Underlying Floating Rate	Weighted Average Underlying Years to Maturity	Weighted Average Months to Expiration
(dollars in thousands)					
Long pay	$2,500,000	2.02%	3M LIBOR	8.19	14.28
Long receive	$750,000	1.57%	3M LIBOR	11.07	12.82

The following tables summarize certain characteristics of the Company's TBA derivatives at December 31, 2023 and 2022:

December 31, 2023								
Purchase and sale contracts for derivative TBAs		Notional		Implied Cost Basis		Implied Market Value		Net Carrying Value
(dollars in thousands)								
Purchase contracts	$	988,000	$	920,626	$	915,790	$	(4,836)
Sale contracts		(1,491,000)		(1,475,847)		(1,489,392)		(13,545)
Net TBA derivatives	$	(503,000)	$	(555,221)	$	(573,602)	$	(18,381)

December 31, 2022								
Purchase and sale contracts for derivative TBAs		Notional		Implied Cost Basis		Implied Market Value		Net Carrying Value
(dollars in thousands)								
Purchase contracts	$	10,589,000	$	10,675,739	$	10,623,350	$	(52,389)
Sale contracts		(44,000)		(44,849)		(44,674)		175
Net TBA derivatives	$	10,545,000	$	10,630,890	$	10,578,676	$	(52,214)

The following tables summarize certain characteristics of the Company's futures derivatives at December 31, 2023 and 2022:

December 31, 2023				
		Notional – Long Positions	Notional – Short Positions	Weighted Average Years to Maturity
(dollars in thousands)				
U.S. Treasury futures - 2 year	$	—	$ (5,001,400)	1.97
U.S. Treasury futures - 10 year and greater		—	(1,733,600)	14.26
Total	$	—	$ (6,735,000)	5.13

December 31, 2022				
		Notional – Long Positions	Notional – Short Positions	Weighted Average Years to Maturity
(dollars in thousands)				
U.S. Treasury futures - 2 year	$	—	$ (8,518,400)	1.96
U.S. Treasury futures - 5 year		—	(5,803,400)	4.37
U.S. Treasury futures - 10 year and greater		—	(6,866,900)	8.15
Total	$	—	$ (21,188,700)	4.63

The Company presents derivative contracts on a gross basis in the Consolidated Statements of Financial Condition. Derivative contracts may contain legally enforceable provisions that allow for netting or setting off receivables and payables with each counterparty.

The following tables present information about derivative assets and liabilities that are subject to such provisions and can be offset in the Company's Consolidated Statements of Financial Condition at December 31, 2023 and 2022, respectively.

		December 31, 2023			
		Amounts Eligible for Offset			
	Gross Amounts	**Financial Instruments**	**Cash Collateral**		**Net Amounts**
Assets		(dollars in thousands)			
Interest rate swaps, at fair value	$ 26,344	$ (21,505)	$ —	$	4,839
Interest rate swaptions, at fair value	105,883	(45,930)	(57,320)		2,633
TBA derivatives, at fair value	20,689	(13,282)	—		7,407
Purchase commitments	9,641	—	—		9,641
Liabilities					
Interest rate swaps, at fair value	$ 83,051	$ (72,844)	$ —	$	10,207
TBA derivatives, at fair value	39,070	(34,525)	—		4,545
Futures contracts, at fair value	179,835	—	(179,835)		—
Purchase commitments	339	—	—		339

		December 31, 2022			
		Amounts Eligible for Offset			
	Gross Amounts	**Financial Instruments**	**Cash Collateral**		**Net Amounts**
Assets		(dollars in thousands)			
Interest rate swaps, at fair value	$ 33,006	$ (24,625)	$ —	$	8,381
Interest rate swaptions, at fair value	256,991	—	—		256,991
TBA derivatives, at fair value	17,056	(16,875)	—		181
Futures contracts, at fair value	33,179	(2,414)	—		30,765
Purchase commitments	1,832	—	—		1,832
Liabilities					
Interest rate swaps, at fair value	$ 108,724	$ (24,625)	$ (1,251)	$	82,848
TBA derivatives, at fair value	69,270	(16,875)	—		52,395
Futures contracts, at fair value	11,919	(2,414)	(9,505)		—
Purchase commitments	460	—	—		460
Credit derivatives	13,799	—	(9,291)		4,508

The effect of interest rate swaps in the Consolidated Statements of Comprehensive Income (Loss) is as follows:

Location on Consolidated Statements of Comprehensive Income (Loss)			
	Net Interest Component of Interest Rate Swaps [1]	**Realized Gains (Losses) on Termination of Interest Rate Swaps** [1]	**Unrealized Gains (Losses) on Interest Rate Swaps** [1]
For the years ended	(dollars in thousands)		
December 31, 2023	$ 1,585,053	$ (74,757)	$ (815,630)
December 31, 2022	$ 366,161	$ (266,427)	$ 3,480,708
December 31, 2021	$ (276,142)	$ (1,236,349)	$ 2,198,486

[1] Included in Net gains (losses) on derivatives in the Consolidated Statements of Comprehensive Income (Loss).

The effect of other derivative contracts in the Company's Consolidated Statements of Comprehensive Income (Loss) is as follows:

Derivative Instruments	Realized Gain (Loss)		Unrealized Gain (Loss)		Amount of Gain/(Loss) Recognized in Net Gains (Losses) on Other Derivatives and Financial Instruments
Year Ended December 31, 2023					
(dollars in thousands)					
Net TBA derivatives	$	(174,666)	$	33,833	$ (140,833)
Net interest rate swaptions		(29,438)		(119,348)	(148,786)
Futures		194,316		(201,095)	(6,779)
Purchase commitments		—		7,932	7,932
Credit derivatives		(19,368)		13,260	(6,108)
Total					$ (294,574)

Derivative Instruments	Realized Gain (Loss)		Unrealized Gain (Loss)		Amount of Gain/(Loss) Recognized in Net Gains (Losses) on Other Derivatives and Financial Instruments
Year Ended December 31, 2022					
(dollars in thousands)					
Net TBA derivatives	$	(2,729,866)	$	(100,990)	$ (2,830,856)
Net interest rate swaptions		(43,124)		195,084	151,960
Futures		3,825,072		141,366	3,966,438
Purchase commitments		—		460	460
Credit derivatives		3,657		(12,927)	(9,270)
Total					$ 1,278,732

Certain of the Company's derivative contracts are subject to International Swaps and Derivatives Association Master Agreements or other similar agreements which may contain provisions that grant counterparties certain rights with respect to the applicable agreement upon the occurrence of certain events such as (i) a decline in stockholders' equity in excess of specified thresholds or dollar amounts over set periods of time, (ii) the Company's failure to maintain its REIT status, (iii) the Company's failure to comply with limits on the amount of leverage, and (iv) the Company's stock being delisted from the New York Stock Exchange.

Upon the occurrence of any one of items (i) through (iv), or another default under the agreement, the counterparty to the applicable agreement has a right to terminate the agreement in accordance with its provisions. The aggregate fair value of all derivative instruments with the aforementioned features that are in a liability position at December 31, 2023 was approximately $184.9 million, which represents the maximum amount the Company would be required to pay upon termination.

12. FAIR VALUE MEASUREMENTS

The Company follows fair value guidance in accordance with GAAP to account for its financial instruments and MSR that are accounted for at fair value. The fair value of a financial instrument and MSR is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

GAAP requires classification of financial instruments and MSR into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

If the inputs used to measure the financial instrument and MSR fall within different levels of the hierarchy, the categorization is based on the lowest priority input that is significant to the fair value measurement of the instrument. Financial assets and liabilities recorded at fair value on the Consolidated Statements of Financial Condition or disclosed in the related notes are categorized based on the inputs to the valuation techniques as follows:

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets and liabilities in active markets.

Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – inputs to the valuation methodology are unobservable and significant to overall fair value.

The Company designates its securities as trading, available-for-sale or held-to-maturity depending upon the type of security and the Company's intent and ability to hold such security to maturity. Securities classified as available-for-sale and trading are reported at fair value on a recurring basis.

The following is a description of the valuation methodologies used for instruments carried at fair value. These methodologies are applied to assets and liabilities across the three-level fair value hierarchy, with the observability of inputs determining the appropriate level.

Futures contracts and U.S. Treasury securities are valued using quoted prices for identical instruments in active markets and are classified as Level 1.

Residential Securities, interest rate swaps, swaptions and other derivatives are valued using quoted prices or internally estimated prices for similar assets using internal models. The Company incorporates common market pricing methods, including a spread measurement to the Treasury curve as well as underlying characteristics of the particular security including coupon, prepayment speeds, periodic and life caps, rate reset period and expected life of the security in its estimates of fair value. Fair value estimates for residential mortgage loans are generated by a discounted cash flow model and are primarily based on observable market-based inputs including discount rates, prepayment speeds, delinquency levels, and credit losses. Management reviews and indirectly corroborates its estimates of the fair value derived using internal models by comparing its results to independent prices provided by dealers in the securities and/or third party pricing services. Certain liquid asset classes, such as Agency fixed-rate pass-throughs, may be priced using independent sources such as quoted prices for TBA securities.

Residential Securities, residential mortgage loans, interest rate swap and swaption markets and TBA derivatives are considered to be active markets such that participants transact with sufficient frequency and volume to provide transparent pricing information on an ongoing basis. The liquidity of the Residential Securities, residential mortgage loans, interest rate swaps, swaptions and TBA derivatives markets and the similarity of the Company's securities to those actively traded enable the Company to observe quoted prices in the market and utilize those prices as a basis for formulating fair value measurements. Consequently, the Company has classified Residential Securities, residential mortgage loans, interest rate swaps, swaptions and TBA derivatives as Level 2 inputs in the fair value hierarchy.

The fair value of commercial mortgage-backed securities classified as available-for-sale is determined based upon quoted prices of similar assets in recent market transactions and requires the application of judgment due to differences in the underlying collateral. Consequently, commercial real estate debt investments carried at fair value are classified as Level 2.

For the fair value of debt issued by securitization vehicles, refer to the "Variable Interest Entities" Note for additional information.

The Company classifies its investments in MSR and Interests in MSR as Level 3 in the fair value measurements hierarchy. Fair value estimates for these investments are obtained from models, which use significant unobservable inputs in their valuations. These valuations primarily utilize discounted cash flow models that incorporate unobservable market data inputs including discount rates, prepayment rates, delinquency levels and costs to service. Model valuations are then compared to valuations obtained from third party pricing providers. Management reviews the valuations received from third party pricing providers and uses them as a point of comparison to modeled values. The valuation of MSR and Interests in MSR require significant judgment by management and the third party pricing providers. Assumptions used for which there is a lack of observable inputs may significantly impact the resulting fair value and therefore the Company's financial statements.

The following tables present the estimated fair values of financial instruments and MSR measured at fair value on a recurring basis. There were no transfers between levels of the fair value hierarchy during the periods presented.

December 31, 2023				
	Level 1	Level 2	Level 3	Total
Assets	(dollars in thousands)			
Securities				
Agency mortgage-backed securities	$ —	$ 66,308,788	$ —	$ 66,308,788
Credit risk transfer securities	—	974,059	—	974,059
Non-Agency mortgage-backed securities	—	2,108,274	—	2,108,274
Commercial mortgage-backed securities	—	222,444	—	222,444
Loans				
Residential mortgage loans	—	2,353,084	—	2,353,084
Mortgage servicing rights	—	—	2,122,196	2,122,196
Assets transferred or pledged to securitization vehicles	—	13,307,622	—	13,307,622
Derivative assets				
Interest rate swaps	—	26,344	—	26,344
Other derivatives	—	136,213	—	136,213
Total assets	$ —	$ 85,436,828	$ 2,122,196	$ 87,559,024
Liabilities				
Debt issued by securitization vehicles	$ —	$ 11,600,338	$ —	$ 11,600,338
Participations issued	—	1,103,835	—	1,103,835
U.S. Treasury securities sold, not yet purchased	2,132,751	—	—	2,132,751
Derivative liabilities				
Interest rate swaps	—	83,051	—	83,051
Other derivatives	179,835	39,409	—	219,244
Total liabilities	$ 2,312,586	$ 12,826,633	$ —	$ 15,139,219

December 31, 2022				
	Level 1	Level 2	Level 3	Total
Assets	(dollars in thousands)			
Securities				
Agency mortgage-backed securities	$ —	$ 62,274,895	$ —	$ 62,274,895
Credit risk transfer securities	—	997,557	—	997,557
Non-Agency mortgage-backed securities	—	1,991,146	—	1,991,146
Commercial mortgage-backed securities	—	526,309	—	526,309
Loans				
Residential mortgage loans	—	1,809,832	—	1,809,832
Mortgage servicing rights	—	—	1,748,209	1,748,209
Assets transferred or pledged to securitization vehicles	—	9,121,912	—	9,121,912
Derivative assets				
Interest rate swaps	—	33,006	—	33,006
Other derivatives	33,179	275,879	—	309,058
Total assets	$ 33,179	$ 77,030,536	$ 1,748,209	$ 78,811,924
Liabilities				
Debt issued by securitization vehicles	$ —	$ 7,744,160	$ —	$ 7,744,160
Participations issued	—	800,849	—	800,849
Derivative liabilities				
Interest rate swaps	—	108,724	—	108,724
Other derivatives	11,919	83,529	—	95,448
Total liabilities	$ 11,919	$ 8,737,262	$ —	$ 8,749,181

Qualitative and Quantitative Information about Level 3 Fair Value Measurements

The Company considers unobservable inputs to be those for which market data is not available and that are developed using the best information available to us about the assumptions that market participants would use when pricing the asset. Relevant inputs vary depending on the nature of the instrument being measured at fair value. The sensitivities of significant unobservable inputs along with interrelationships between and among the significant unobservable inputs and their impact on the fair value measurements are described below. The effect of a change in a particular assumption in the sensitivity analysis below is considered independently from changes in any other assumptions. In practice, simultaneous changes in assumptions may not always have a linear effect on the inputs discussed below. Interrelationships may also exist between observable and unobservable inputs. Such relationships have not been included in the discussion below. For each of the individual relationships described below, the inverse relationship would also generally apply. For MSR and Interests in MSR, in general, increases in the discount, prepayment or delinquency rates or in annual servicing costs in isolation would result in a lower fair value measurement. A decline in interest rates could lead to higher-than-expected prepayments of mortgages underlying the Company's investments in MSR and Interests in MSR, which in turn could result in a decline in the estimated fair value of MSR and Interests in MSR. Refer to the "Mortgage Servicing Rights" Note for additional information, including rollforwards.

The following table presents information about the significant unobservable inputs used for recurring fair value measurements for Level 3 MSR and Interests in MSR. The table does not give effect to the Company's risk management practices that might offset risks inherent in these Level 3 investments.

Unobservable Input [1]	Range (Weighted Average) [2]	
	December 31, 2023	December 31, 2022
Discount rate	7.0% - 12.0% (8.6%)	8.4% - 10.7% (9.7%)
Prepayment rate	4.8% - 11.0% (5.6%)	4.8% - 8.1% (5.4%)
Delinquency rate	0.2% - 4.2% (1.3%)	0.2% - 4.5% (1.3%)
Cost to service	$84 - $111 ($94)	$86 - $118 ($95)

[1] Represents rates, estimates and assumptions that the Company believes would be used by market participants when valuing these assets.

[2] Weighted average discount rate computed based on the fair value of MSR, weighted average prepayment rate, delinquency rate and cost to service based on unpaid principal balances of loans underlying the MSR.

The following table summarizes the estimated fair values for financial assets and liabilities that are not carried at fair value at December 31, 2023 and 2022.

	December 31, 2023		December 31, 2022	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial liabilities				
Repurchase agreements	**$62,201,543**	**$62,201,543**	$59,512,597	$59,512,597
Other secured financing	**500,000**	**500,000**	250,000	250,000

The carrying values of repurchase agreements and short term other secured financing approximate fair value and are considered Level 2 fair value measurements. Long term other secured financing is valued using Level 2 inputs.

13. INTANGIBLE ASSETS

Intangible assets, net

Finite life intangible assets are amortized over their expected useful lives. As part of the Company's management internalization transaction, which closed on June 30, 2020, the Company recognized an intangible asset for the acquired assembled workforce of approximately $41.2 million based on the replacement cost of the employee base acquired by the Company.

The following table presents the activity of finite lived intangible assets for the year ended December 31, 2023.

Intangible Assets, net	
(dollars in thousands)	
Beginning balance January 1, 2023	$ 16,679
Impairment	(1,626)
Less: amortization expense	(2,947)
Ending balance December 31, 2023	$ 12,106

14. SECURED FINANCING

Reverse Repurchase and Repurchase Agreements – The Company finances a significant portion of its assets with repurchase agreements. At the inception of each transaction, the Company assessed each of the specified criteria in ASC 860, *Transfers and Servicing*, and has determined that each of the financing agreements should be treated as a secured financing.

The Company enters into reverse repurchase agreements to earn a yield on excess cash balances. To mitigate credit exposure, the Company monitors the market value of these securities and delivers or obtains additional collateral based on changes in market value of these securities. Generally, the Company receives or posts collateral with a fair value approximately equal to or greater than the value of the secured financing.

Reverse repurchase agreements and repurchase agreements with the same counterparty and the same maturity are presented net in the Consolidated Statements of Financial Condition when the terms of the agreements meet the criteria to permit netting. The Company reports cash flows on repurchase agreements as financing activities and cash flows on reverse repurchase agreements as investing activities in the Consolidated Statements of Cash Flows.

The Company had outstanding $62.2 billion and $59.5 billion of repurchase agreements with weighted average remaining maturities of 44 days and 27 days and weighted average rates of 5.70% and 4.29% at December 31, 2023 and 2022, respectively. In connection with its residential mortgage loans, the Company has select arrangements with counterparties to enter into repurchase agreements for $2.4 billion with remaining capacity of $1.5 billion at December 31, 2023.

At December 31, 2023 and 2022, the repurchase agreements had the following remaining maturities and collateral types:

	December 31, 2023					
	Agency Mortgage-Backed Securities	CRTs	Non-Agency Mortgage-Backed Securities	Residential Mortgage Loans	Commercial Mortgage-Backed Securities	Total Repurchase Agreements
	(dollars in thousands)					
1 day	$ —	$ —	$ —	$ —	$ —	$ —
2 to 29 days	33,492,952	555,568	840,400	—	191,276	35,080,196
30 to 59 days	18,090,265	—	528,341	—	—	18,618,606
60 to 89 days	6,479,206	139,952	579,611	—	—	7,198,769
90 to 119 days	—	—	39,714	207,592	—	247,306
Over 119 days [(1)]	2,511,003	—	169,697	644,259	—	3,324,959
Total	$ 60,573,426	$ 695,520	$ 2,157,763	$ 851,851	$ 191,276	$ 64,469,836
Amounts offset in accordance with netting arrangements						$ (2,268,293)
Net amounts of Repurchase agreements as presented in the Consolidated Statements of Financial Condition						$ 62,201,543

ANNALY CAPITAL MANAGEMENT, INC. AND SUBSIDIARIES
Financial Statements

	Agency Mortgage-Backed Securities	CRTs	Non-Agency Mortgage-Backed Securities	Residential Mortgage Loans	Commercial Mortgage-Backed Securities	Total Repurchase Agreements
			December 31, 2022			
			(dollars in thousands)			
1 day	$ —	$ —	$ —	$ —	$ —	$ —
2 to 29 days	30,244,050	193,069	524,432	200,931	263,711	31,426,193
30 to 59 days	21,200,770	149,733	632,673	—	124,390	22,107,566
60 to 89 days	4,410,473	—	782,905	—	68,647	5,262,025
90 to 119 days	—	125,893	73,251	168,656	—	367,800
Over 119 days [1]	—	—	—	349,013	—	349,013
Total	$ 55,855,293	$ 468,695	$ 2,013,261	$ 718,600	$ 456,748	$ 59,512,597

Amounts offset in accordance with netting arrangements	$ —
Net amounts of Repurchase agreements as presented in the Consolidated Statements of Financial Condition	$ 59,512,597

[1] No repurchase agreements had a remaining maturity over 1 year at December 31, 2023 and 2022.

The following table summarizes the gross amounts of reverse repurchase agreements and repurchase agreements, amounts offset in accordance with netting arrangements and net amounts of reverse repurchase agreements and repurchase agreements as presented in the Consolidated Statements of Financial Condition at December 31, 2023 and 2022. Refer to the "Derivative Instruments" Note for information related to the effect of netting arrangements on the Company's derivative instruments.

	December 31, 2023		December 31, 2022	
	Reverse Repurchase Agreements	Repurchase Agreements	Reverse Repurchase Agreements	Repurchase Agreements
	(dollars in thousands)			
Gross amounts	$ 2,268,293	$ 64,469,836	$ —	$ 59,512,597
Amounts offset	(2,268,293)	(2,268,293)	—	—
Netted amounts	$ —	$ 62,201,543	$ —	$ 59,512,597

The fair value of collateral received in connection with reverse repurchase agreements was $2.3 billion, of which the Company sold $2.1 billion as of December 31, 2023. The amount of collateral sold is reported at fair value in the Company's Consolidated Statements of Financial Condition as U.S. Treasury securities sold, not yet purchased. There were no reverse repurchase agreements or related collateral sold as of December 31, 2022.

Other Secured Financing - As of December 31, 2023, the Company had $1.25 billion in committed credit facilities to finance a portion of its MSR portfolio. Outstanding borrowings under this facility as of December 31, 2023 totaled $500.0 million with maturities ranging between six months to one year. The weighted average interest average rate of the borrowings was 8.09% as of December 31, 2023. Borrowings are reported in Other secured financing in the Company's Consolidated Statements of Financial Condition.

Refer to the "Variable Interest Entities" Note for additional information on the Company's other secured financing arrangements at December 31, 2022.

Investments pledged as collateral under secured financing arrangements and interest rate swaps, excluding residential mortgage loans of consolidated VIEs, had an estimated fair value and accrued interest of $68.2 billion and $279.5 million, respectively, at December 31, 2023 and $62.2 billion and $226.4 million, respectively, at December 31, 2022.

15. CAPITAL STOCK

(A)   Common Stock

The following table provides a summary of the Company's common shares authorized, and issued and outstanding at December 31, 2023 and 2022.

	Shares authorized		Shares issued and outstanding		
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022	Par Value
Common stock	**1,468,250,000**	2,936,500,000	**500,080,287**	468,309,810	$0.01

In December 2020, the Company announced that its Board authorized the repurchase of up to $1.5 billion of its outstanding common shares through December 31, 2021 (the "Prior Share Repurchase Program"). In January 2022, the Company announced that its Board authorized the repurchase of up to $1.5 billion of its outstanding shares of common stock through December 31, 2024 (the "Current Share Repurchase Program"). The Current Share Repurchase Program replaced the Prior Share Repurchase Program. During the years ended December 31, 2023 and 2022, no shares were repurchased under the Current Share Repurchase Program or Prior Share Repurchase Program.

On August 6, 2020, the Company entered into separate Amended and Restated Distribution Agency Agreements (as amended by Amendment No. 1 to the Amended and Restated Distribution Agency Agreements on August 6, 2021, and Amendment No. 2 to the Amended and Restated Distribution Agency Agreements on November 3, 2022, collectively, the "Sales Agreements") with each of Barclays Capital Inc., BofA Securities, Inc., Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, Keefe, Bruyette & Woods, Inc., J.P. Morgan Securities LLC, RBC Capital Markets, LLC, UBS Securities LLC and Wells Fargo Securities, LLC (collectively, the "Sales Agents"). Pursuant to the Sales Agreements, the Company may offer and sell shares of its common stock, having an aggregate offering price of up to $1.5 billion, from time to time through any of the Sales Agents (the "at-the-market sales program").

During the year ended December 31, 2023, under the at-the-market sales program, the Company issued 31.4 million shares for proceeds of $0.7 billion, net of commissions and fees. During the year ended December 31, 2022, under the at-the-market sales program, the Company issued 45.7 million shares for proceeds of $1.1 billion, net of commissions and fees. The foregoing share amounts have been retroactively adjusted to reflect the effects of the Reverse Stock Split.

During the year ended December 31, 2022, the Company closed two public offerings for an aggregate original issuance of 50 million shares of common stock for aggregate proceeds of $1.31 billion before deducting offering expenses. In connection with each offering, the Company granted the underwriters a thirty-day option to purchase up to an additional 3.75 million shares of common stock, which the underwriters exercised in full in both instances, resulting in an additional $196.5 million in proceeds before deducting offering expenses for the year ended December 31, 2022.

(B)   Preferred Stock

The following is a summary of the Company's cumulative redeemable preferred stock outstanding at December 31, 2023 and 2022. In the event of a liquidation or dissolution of the Company, the Company's then outstanding preferred stock takes precedence over the Company's common stock with respect to payment of dividends and the distribution of assets.

	Shares Authorized		Shares Issued And Outstanding		Carrying Value		Contractual Rate	Earliest Redemption Date [1]	Effective Date of Floating Rate Dividend Period	Floating Annual Rate [2]
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022				
Fixed-to-floating rate										
Series F	**28,800,000**	28,800,000	**28,800,000**	28,800,000	**696,910**	696,910	6.95%	9/30/2022	9/30/2022	3M Term SOFR + 4.993%
Series G	**17,000,000**	17,000,000	**17,000,000**	17,000,000	**411,335**	411,335	6.50%	3/31/2023	3/31/2023	3M Term SOFR + 4.172%
Series I	**17,700,000**	17,700,000	**17,700,000**	17,700,000	**428,324**	428,324	6.75%	6/30/2024	6/30/2024	3M Term SOFR + 4.989%
Total	**63,500,000**	63,500,000	**63,500,000**	63,500,000	**$ 1,536,569**	$ 1,536,569				

[1] Subject to the Company's right under limited circumstances to redeem preferred stock earlier in order to preserve its qualification as a REIT or under limited circumstances related to a change in control of the Company.

[2] For each series of fixed-to-floating rate cumulative redeemable preferred stock, the floating rate is calculated as 3-month CME Term SOFR (plus a spread adjustment of 0.26161%) plus the spread specified in the prospectus.

Each series of preferred stock has a par value of $0.01 per share and a liquidation and redemption price of $25.00, plus accrued and unpaid dividends through their redemption date. Through December 31, 2023, the Company had declared and paid all required quarterly dividends on the Company's preferred stock.

The Series F Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, Series G Fixed-to-Floating Rate Cumulative Preferred Stock and Series I Fixed-to-Floating Rate Cumulative Preferred Stock rank senior to the common stock of the Company.

On November 3, 2022, the Company's Board of Directors approved a repurchase plan for all of its existing outstanding Preferred Stock (as defined below, the "Preferred Stock Repurchase Program"). Under the terms of the plan, the Company is authorized to repurchase up to an aggregate of 63,500,000 shares of Preferred Stock, comprised of up to (i) 28,800,000 shares of its 6.95% Series F Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, par value $0.01 per share (the "Series F Preferred Stock"), (ii) 17,000,000 shares of its 6.50% Series G Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, par value $0.01 per share (the "Series G Preferred Stock"), and (iii) 17,700,000 shares of its 6.75% Series I Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, par value $0.01 per share (the "Series I Preferred Stock", and together with Series F Preferred Stock and Series G Preferred Stock, the "Preferred Stock"). The aggregate liquidation value of the Preferred Stock that may be repurchased by the Company pursuant to the Preferred Stock Repurchase Program, as of November 3, 2022, was approximately $1.6 billion. The Preferred Stock Repurchase Program became effective on November 3, 2022, and shall expire on December 31, 2024. No shares were repurchased with respect to the Preferred Stock Repurchase Program during the year ended December 31, 2023.

(C)   Distributions to Stockholders

The following table provides a summary of the Company's dividend distribution activity for the periods presented:

	For the Years Ended	
	December 31, 2023	December 31, 2022
	(dollars in thousands, except per share data)	
Dividends and dividend equivalents declared on common stock and share-based awards	$ 1,294,688	$ 1,504,353
Distributions declared per common share [1]	$ 2.60	$ 3.52
Distributions paid to common stockholders after period end	$ 325,052	$ 412,113
Distributions paid per common share after period end	$ 0.65	$ 0.88
Date of distributions paid to common stockholders after period end	January 31, 2024	January 31, 2023
Dividends declared to series F preferred stockholders	$ 73,892	$ 53,131
Dividends declared per share of series F preferred stock [2]	$ 2.566	$ 1.845
Dividends declared to series G preferred stockholders	$ 37,916	$ 27,624
Dividends declared per share of series G preferred stock [2]	$ 2.230	$ 1.625
Dividends declared to series I preferred stockholders	$ 29,868	$ 29,868
Dividends declared per share of series I preferred stock [2]	$ 1.688	$ 1.688

[1] For the year ended December 31, 2023, 100.0% of common stock dividend distributions of $2.83 per share paid in calendar year 2023 and 0.65 per share paid on January 31, 2024 were taxable as ordinary income. For the year ended December 31, 2022, 86.5% and 13.5% of common stock dividend distributions of $3.52 per share paid in calendar year 2022 were taxable as ordinary income and a return of capital, respectively.

[2] For the years ended December 31, 2023 and 2022, 100% of the preferred stock dividend distributions per share were taxable as ordinary income.

16. LONG-TERM STOCK INCENTIVE PLAN

Employees, Directors and other service providers of the Company are eligible to participate in the Company's 2020 Equity Incentive Plan (the "Plan"), which provides for equity-based compensation in the form of stock options, share appreciation rights, dividend equivalent rights, restricted shares, restricted stock units ("RSUs"), and other share-based awards. The Company has the ability to award up to an aggregate of 31,250,000 shares under the terms of the Plan, subject to adjustment for any awards that were outstanding under the Company's 2010 Equity Incentive Plan (the "Prior Plan", collectively the "Plans") on the effective date of the Plan and subsequently expire, terminate, or are surrendered or forfeited. No new awards are permitted to be made under the Prior Plan, although existing awards remain effective.

Restricted Stock Units

The Company grants RSUs (including RSUs subject to performance conditions ("PSUs")) to employees, which are generally valued based on the closing price of the underlying shares on the date of grant. For RSUs that vest, the underlying shares of common stock are delivered (net of required withholding tax) as outlined in the applicable award agreements. PSUs are subject to the Company's achievement of specified performance criteria and the number of awards that vest can range from zero to

150% of the grant amount. Award agreements generally provide that vesting is accelerated in certain circumstances, such as death and disability. Delivery of the underlying shares of common stock, which generally occurs over a three-year period, is conditioned on the grantees satisfying certain vesting and other requirements outlined in the award agreements.

The Company recognized equity-based compensation expense of $17.3 million for the year ended December 31, 2023. As of December 31, 2023, there was $22.9 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements. This cost is expected to be recognized over a weighted average period of 1.70 years.

17. INTEREST INCOME AND INTEREST EXPENSE

Refer to the "Significant Accounting Policies" Note for details surrounding the Company's accounting policy related to net interest income on securities and loans.

The following table summarizes the interest income recognition methodology for Residential Securities:

	Interest Income Methodology
Agency	
Fixed-rate pass-through [1]	Effective yield [3]
Adjustable-rate pass-through [1]	Effective yield [3]
Multifamily [1]	Contractual Cash Flows
CMO [1]	Effective yield [3]
Reverse mortgages [2]	Prospective
Interest-only [2]	Prospective
Residential credit	
CRT [2]	Prospective
Alt-A [2]	Prospective
Prime [2]	Prospective
Subprime [2]	Prospective
NPL/RPL [2]	Prospective
Prime jumbo [2]	Prospective

[1] Changes in fair value are recognized in Other comprehensive income (loss) on the accompanying Consolidated Statements of Comprehensive Income (Loss) for securities purchased prior to July 1, 2022. Effective July 1, 2022, changes in fair value are recognized in Net gains (losses) on investments and other on the accompanying Consolidated Statements of Comprehensive Income (Loss) for newly purchased securities.

[2] Changes in fair value are recognized in Net gains (losses) on investments and other on the accompanying Consolidated Statements of Comprehensive Income (Loss).

[3] Effective yield is recalculated for differences between estimated and actual prepayments and the amortized cost is adjusted as if the new effective yield had been applied since inception.

The following table presents the components of the Company's interest income and interest expense for the years ended December 31, 2023, 2022 and 2021.

	For the Years Ended December 31,		
	2023	2022	2021
Interest income	(dollars in thousands)		
Agency securities [1]	$ 2,740,320	$ 2,144,696	$ 1,484,354
Residential credit securities	225,266	140,220	78,681
Residential mortgage loans [1]	703,838	410,229	182,359
Commercial investment portfolio [1][2]	28,385	81,855	237,597
Reverse repurchase agreements	33,772	1,887	45
Total interest income	$ 3,731,581	$ 2,778,887	$ 1,983,036
Interest expense			
Repurchase agreements	$ 3,337,527	$ 1,026,201	$ 116,974
Debt issued by securitization vehicles	443,584	225,216	93,006
Participations issued	50,357	39,366	12,071
U.S. Treasury securities sold, not yet purchased	11,497	—	—
Other	—	18,952	27,192
Total interest expense	3,842,965	1,309,735	249,243
Net interest income	$ (111,384)	$ 1,469,152	$ 1,733,793

[1] Includes assets transferred or pledged to securitization vehicles.

[2] Includes commercial real estate debt and preferred equity and corporate debt.

18. NET INCOME (LOSS) PER COMMON SHARE

The following table presents a reconciliation of net income (loss) and shares used in calculating basic and diluted net income (loss) per share for the years ended December 31, 2023, 2022 and 2021.

		For the Years Ended		
		December 31, 2023	December 31, 2022	December 31, 2021
		(dollars in thousands, except per share data)		
Net income (loss)	$	(1,638,457)	$ 1,726,420	$ 2,396,280
Net income (loss) attributable to noncontrolling interests		4,714	1,095	6,384
Net income (loss) attributable to Annaly		(1,643,171)	1,725,325	2,389,896
Dividends on preferred stock		141,676	110,623	107,532
Net income (loss) available (related) to common stockholders	$	(1,784,847)	$ 1,614,702	$ 2,282,364
Weighted average shares of common stock outstanding-basic		494,541,323	411,348,484	356,856,520
Add: Effect of stock awards, if dilutive		—	273,274	285,731
Weighted average shares of common stock outstanding-diluted		494,541,323	411,621,758	357,142,251
Net income (loss) per share available (related) to common share				
Basic	$	(3.61)	$ 3.93	$ 6.40
Diluted	$	(3.61)	$ 3.92	$ 6.39

The computations of diluted net income (loss) per share available (related) to common share for the years ended December 31, 2023 and 2022 exclude 1.9 million and 0.7 million, respectively, of potentially dilutive restricted stock units and performance stock units because their effect would have been anti-dilutive.

19. INCOME TAXES

For the year ended December 31, 2023 the Company was qualified to be taxed as a REIT under Code Sections 856 through 860. As a REIT, the Company will not incur federal income tax to the extent that it distributes its taxable income to its stockholders. To maintain qualification as a REIT, the Company must distribute at least 90% of its annual REIT taxable income to its stockholders and meet certain other requirements that relate to, among other things, assets it may hold, income it may generate and its stockholder composition. It is generally the Company's policy to distribute 100% of its REIT taxable income.

To the extent there is any undistributed REIT taxable income at the end of a year, the Company distributes such shortfall within the next year as permitted by the Code.

The Company and certain of its direct and indirect subsidiaries, including Annaly TRS, Inc. and certain subsidiaries of joint ventures, have made separate joint elections to treat these subsidiaries as TRSs. As such, each of these TRSs is taxable as a domestic C corporation and subject to federal, state and local income taxes based upon their taxable income.

The provisions of ASC 740, Income Taxes ("ASC 740"), clarify the accounting for uncertainty in income taxes recognized in financial statements and prescribe a recognition threshold and measurement attribute for uncertain tax positions taken or expected to be taken on a tax return. ASC 740 also requires that interest and penalties related to unrecognized tax benefits be recognized in the financial statements. The Company does not have any unrecognized tax benefits that would affect its financial position. Thus, no accruals for penalties and interest were deemed necessary at December 31, 2023 and 2022.

The state and local tax jurisdictions for which the Company is subject to tax-filing obligations recognize the Company's status as a REIT and, therefore, the Company generally does not pay income tax in such jurisdictions. The Company may, however, be subject to certain minimum state and local tax filing fees as well as certain excise, franchise or business taxes. The Company's TRSs are subject to federal, state and local taxes.

During the years ended December 31, 2023, 2022 and 2021 the Company recorded $39.4 million, $45.6 million and $4.7 million, respectively, of income tax expense (benefit) attributable to its TRSs. The Company's federal, state and local tax returns from 2020 and forward remain open for examination.

20. SEGMENTS

The Company operates in three reportable segments further described in the "Description of Business" Note. The accounting policies applied to the segments are the same as those described in the summary of significant accounting policies, with the exception of allocations between segments related to net interest income and other comprehensive income (loss), which are reflected in Other income (loss), and allocations between segments related to investment balances, which are presented net of associated financings in Total Assets. These allocations are made to reflect the economic hedging relationship between investments within different operating segments. Activities that are not directly attributable or not allocated to any of the three current operating segments (such as investments in commercial mortgage-backed securities, preferred stock dividends and corporate existence costs) are reported under Corporate and Other as reconciling items to the Company's consolidated financial statements. The tables below summarize the result of operations and total assets by segment that are provided to the Chief Operating Decision Maker (CODM), which is the Company's Operating Committee. Comprehensive income is the measure of segment profit or loss that is determined in accordance with the measurement principles used in measuring the corresponding amounts in the consolidated financial statements and is a key determinant of the Company's economic return (computed as the change in stockholders' equity attributable to common shareholders plus common stock dividends declared divided by the prior period's stockholders' equity attributable to common shareholders), a measure which is used by the CODM to evaluate segment results and is one of the factors considered in determining capital allocation among the segments.

The following table presents the results of operations of the Company's reportable operating segments for the years ended December 31, 2023 and 2022:

		Agency	Residential Credit	MSR	Corporate & Other	Consolidated
December 31, 2023						
				(dollars in thousands)		
Interest income	$	2,772,963 $	930,232 $	— $	28,386 $	3,731,581
Interest expense		3,096,245	728,273	—	18,447	3,842,965
Net interest income		(323,282)	201,959	—	9,939	(111,384)
Servicing and related income		—	—	364,157	—	364,157
Servicing and related expense		—	—	37,652	—	37,652
Net servicing income		—	—	326,505	—	326,505
Other income (loss)		(1,824,323)	171,678	13,975	(12,921)	(1,651,591)
Less: Total general and administrative expenses		58,852	49,021	29,872	24,808	162,553
Income (loss) before income taxes		(2,206,457)	324,616	310,608	(27,790)	(1,599,023)
Income taxes		1,629	17,121	21,070	(386)	39,434
Net income (loss)		(2,208,086)	307,495	289,538	(27,404)	(1,638,457)
Less: Net income (loss) attributable to noncontrolling interest		—	4,714	—	—	4,714
Net income (loss) attributable to Annaly		(2,208,086)	302,781	289,538	(27,404)	(1,643,171)
Dividends on preferred stock		—	—	—	141,676	141,676
Net income (loss) available (related) to common stockholders		(2,208,086)	302,781	289,538	(169,080)	(1,784,847)
Unrealized gains (losses) on available-for-sale securities		580,680	—	—	—	580,680
Reclassification adjustment for net (gains) losses included in net income (loss)		1,792,816	—	—	—	1,792,816
Other comprehensive income (loss)		2,373,496	—	—	—	2,373,496
Comprehensive income (loss)		165,410	307,495	289,538	(27,404)	735,039
Comprehensive income (loss) attributable to noncontrolling interests		—	4,714	—	—	4,714
Comprehensive income (loss) attributable to Annaly	$	165,410 $	302,781 $	289,538 $	(27,404) $	730,325
Noncash investing and financing activities:						
Receivable for unsettled trades		2,709,398	—	826	—	2,710,224
Payable for unsettled trades		3,232,941	10	16,438	—	3,249,389
Net change in unrealized gains (losses) on available-for-sale securities, net of reclassification adjustment		2,373,496	—	—	—	2,373,496
Dividends declared, not yet paid		—	—	—	325,052	325,052
Total assets						
Total assets	$	71,167,416 $	19,149,003 $	2,578,644 $	332,173 $	93,227,236

	Agency	Residential Credit	MSR	Corporate & Other	Consolidated
	December 31, 2022				
			(dollars in thousands)		
Interest income	$ 2,146,583	$ 550,449	$ —	$ 81,855	$ 2,778,887
Interest expense	936,063	344,669	6,202	22,801	1,309,735
Net interest income	1,210,520	205,780	(6,202)	59,054	1,469,152
Servicing and related income	—	—	246,926	—	246,926
Servicing and related expense	—	—	25,145	—	25,145
Net servicing income	—	—	221,781	—	221,781
Other income (loss)	480,383	(147,908)	(47,510)	(41,178)	243,787
Less: Total general and administrative expenses	50,817	47,005	29,784	35,123	162,729
Income (loss) before income taxes	1,640,086	10,867	138,285	(17,247)	1,771,991
Income taxes	(792)	(10,485)	57,055	(207)	45,571
Net income (loss)	1,640,878	21,352	81,230	(17,040)	1,726,420
Less: Net income (loss) attributable to noncontrolling interest	—	1,088	—	7	1,095
Net income (loss) attributable to Annaly	1,640,878	20,264	81,230	(17,047)	1,725,325
Dividends on preferred stock	—	—	—	110,623	110,623
Net income (loss) available (related) to common stockholders	1,640,878	20,264	81,230	(127,670)	1,614,702
Unrealized gains (losses) on available-for-sale securities	(8,204,542)	—	—	—	(8,204,542)
Reclassification adjustment for net (gains) losses included in net income (loss)	3,537,236	—	—	—	3,537,236
Other comprehensive income (loss)	(4,667,306)	—	—	—	(4,667,306)
Comprehensive income (loss)	(3,026,428)	21,352	81,230	(17,040)	(2,940,886)
Comprehensive income (loss) attributable to noncontrolling interests	—	1,088	—	7	1,095
Comprehensive income (loss) attributable to Annaly	$ (3,026,428)	$ 20,264	$ 81,230	$ (17,047)	$ (2,941,981)
Noncash investing and financing activities:					
Receivable for unsettled trades	572,089	—	3,002	—	575,091
Payable for unsettled trades	1,108,386	38	49,422	—	1,157,846
Net change in unrealized gains (losses) on available-for-sale securities, net of reclassification adjustment	(4,667,306)	—	—	—	(4,667,306)
Dividends declared, not yet paid	—	—	—	412,113	412,113
Total assets					
Total assets	$ 65,080,130	$ 14,152,927	$ 1,931,176	$ 686,479	$ 81,850,712

21. RISK MANAGEMENT

The primary risks to the Company are liquidity and funding risk, investment/market risk, credit risk and operational risk. Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond the Company's control. Changes in the general level of interest rates can affect net interest income, which is the difference between the interest income earned on interest earning assets and the interest expense incurred in connection with the interest bearing liabilities, by affecting the spread between the interest earning assets and interest bearing liabilities. Changes in the level of interest rates can also affect the value of the interest earning assets and the Company's ability to realize gains from the sale of these assets. A decline in the value of the interest earning assets pledged as collateral for borrowings under repurchase agreements and derivative contracts could result in the counterparties demanding additional collateral or liquidating some of the existing collateral to reduce borrowing levels.

The Company may seek to mitigate the potential financial impact by entering into interest rate agreements such as interest rate swaps, interest rate swaptions and other hedges.

Weakness in the mortgage market, the shape of the yield curve, changes in the expectations for the volatility of future interest rates and deterioration of financial conditions in general may adversely affect the performance and market value of the Company's investments. This could negatively impact the Company's book value. Furthermore, if many of the Company's lenders are unwilling or unable to provide additional financing, the Company could be forced to sell its investments at an inopportune time when prices are depressed. The Company has established policies and procedures for mitigating risks, including conducting scenario and sensitivity analyses and utilizing a range of hedging strategies.

The payment of principal and interest on the Freddie Mac and Fannie Mae Agency mortgage-backed securities, which exclude CRT securities issued by Freddie Mac and Fannie Mae, is guaranteed by those respective agencies and the payment of principal and interest on Ginnie Mae Agency mortgage-backed securities is backed by the full faith and credit of the U.S. government.

The Company faces credit risk on the portions of its portfolio which are not guaranteed by the respective Agency or by the full faith and credit of the U.S. government. The Company is exposed to credit risk on commercial mortgage-backed securities, residential mortgage loans, CRT securities and other non-Agency mortgage-backed securities. MSR values may also be adversely impacted by rising borrower delinquencies which would reduce servicing income and increase overall costs to service the underlying mortgage loans. The Company is exposed to risk of loss if an issuer, borrower or counterparty fails to perform its obligations under contractual terms. The Company has established policies and procedures for mitigating credit risk, including reviewing and establishing limits for credit exposure, limiting transactions with specific counterparties, pre-purchase due diligence, maintaining qualifying collateral and continually assessing the creditworthiness of issuers, borrowers and counterparties, credit rating monitoring and active servicer oversight.

The Company depends on third party service providers to perform various business processes related to its operations, including mortgage loan servicers and sub-servicers. The Company's vendor management policy establishes procedures for engaging, onboarding and monitoring the performance of third party vendors. For mortgage loan servicers and sub-servicers, these procedures include assessing a vendor's financial health as well as oversight of its compliance with applicable laws and regulations, cybersecurity and business continuity programs and security of personally identifiable information.

22. LEASE COMMITMENTS AND CONTINGENCIES

The Company's operating leases are primarily comprised of corporate office leases with remaining lease terms of approximately two years and four years. The corporate office leases include options to extend for up to five years, however the extension terms were not included in the operating lease liability calculation. Leases with an initial term of 12 months or less are not recorded on the balance sheet. The Company recognizes lease expense for these leases on a straight-line basis over the lease term. The lease cost for the year ended December 31, 2023 was $3.3 million.

Supplemental information related to leases as of and for the year ended December 31, 2023 was as follows:

Operating Leases	Classification	December 31, 2023
Assets	**(dollars in thousands)**	
Operating lease right-of-use assets	Other assets	$ 5,945
Liabilities		
Operating lease liabilities [(1)]	Other liabilities	$ 7,511
Lease term and discount rate		
Weighted average remaining lease term		2.0 years
Weighted average discount rate [(1)]		3.3%
Cash paid for amounts included in the measurement of lease liabilities		
Operating cash flows from operating leases		$ 4,081

[(1)] For the Company's leases that do not provide an implicit rate, the Company uses an incremental borrowing rate based on the information available at adoption date in determining the present value of lease payments.

The following table provides details related to maturities of lease liabilities:

	Maturity of Lease Liabilities
Years ended December 31,	(dollars in thousands)
2024	$ 4,107
2025	3,149
2026	261
2027	269
Later years	22
Total lease payments	$ 7,808
Less imputed interest	297
Present value of lease liabilities	$ 7,511

Contingencies

From time to time, the Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material effect on the Company's consolidated financial statements. There were no material contingencies at December 31, 2023 and 2022.

23. SUBSEQUENT EVENTS

In January 2024, the Company completed and closed two securitization of residential mortgage loans, OBX 2024-NQM1, with a face value of $413.6 million, and OBX 2024-NQM2, with a face value of $496.0 million. In February 2024, the Company completed and closed one securitization of residential mortgage loans, OBX 2024-HYB1, with a face value of $412.1 million. These securitizations represent financing transactions which provided non-recourse financing to the Company collateralized by residential mortgage loans purchased by the Company.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 15, 2024

By: /s/ David L. Finkelstein

<u>David L. Finkelstein</u>

Chief Executive Officer and Chief Investment Officer (Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signature	Title	Date
/s/ David L. Finkelstein David L. Finkelstein	Chief Executive Officer, Chief Investment Officer, and Director (Principal Executive Officer)	February 15, 2024
/s/ Serena Wolfe Serena Wolfe	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 15, 2024
/s/ Francine J. Bovich Francine J. Bovich	Director	February 15, 2024
/s/ Thomas Edward Hamilton Thomas Edward Hamilton	Director	February 15, 2024
/s/ Kathy Hopinkah Hannan Kathy Hopinkah Hannan	Director	February 15, 2024
/s/ Michael E. Haylon Michael E. Haylon	Director, Chair of the Board	February 15, 2024
/s/ Martin Laguerre Martin Laguerre	Director	February 15, 2024
/s/ Manon Laroche Manon Laroche	Director	February 15, 2024
/s/ Eric A. Reeves Eric A. Reeves	Director	February 15, 2024
/s/ John H. Schaefer John H. Schaefer	Director	February 15, 2024
/s/ Glenn A. Votek Glenn A. Votek	Director	February 15, 2024
/s/ Scott Wede Scott Wede	Director	February 15, 2024
/s/ Vicki Williams Vicki Williams	Director	February 15, 2024

(This page has been left blank intentionally.)

GLOSSARY OF TERMS

BBREMTG Index: Represents the Bloomberg Mortgage REIT Index as of December 31, 2023, including Annaly

CRT: Refers to Credit Risk Transfer Securities

Dedicated Capital: Represents the capital allocation for each of the investment strategies calculated as the difference between each investment strategies' assets and related financing. This calculation includes TBA purchase contracts and excludes non-portfolio related activity and will vary from total stockholders' equity

Economic Return: Refers to the Company's change in book value plus dividends declared divided by the prior period's book value

Ginnie Mae: Refers to the Government National Mortgage Association

GSE: Refers to government sponsored enterprise

LTV: Refers to Loan to Value

mREIT: Refers to mortgage Real Estate Investment Trust

MSR: Refers to Mortgage Servicing Rights

Non-Performing Loan ("NPL"): Refers to a loan that is close to defaulting or is in default

Non-QM: Refers to a Non-Qualified Mortgage

OBX: Refers to Onslow Bay Securities

Re-Performing Loan ("RPL"): Refers to a type of loan in which payments were previously delinquent by at least 90 days but have resumed

TBA: Refers to a To-Be-Announced security

UPB: Refers to Unpaid Principal Balance

WAC: Refers to Weighted Average Coupon

ENDNOTES

Annaly | Leader Across Residential Mortgage Finance

Source: Company filings and Bloomberg. Market and financial data as of December 31, 2023.

1. Permanent capital represents Annaly's total stockholders' equity as of December 31, 2023.

2. Total portfolio represents Annaly's investments that are on-balance sheet as well as investments that are off-balance sheet in which Annaly has economic exposure. Assets reflect TBA purchase contracts (market value) of ($0.6)bn, exclude assets transferred or pledged to securitization vehicles of $13.3bn and include unsettled MSR commitments of $0.5bn and $1.4bn of retained securities that are eliminated in consolidation and are shown net of participations issued totaling $1.1bn. MSR commitments represent the market value of deals where Annaly has executed a letter of intent.

3. Comprised of $5.2bn of unencumbered assets, which represents Annaly's excess liquidity and defined as assets that have not been pledged or securitized (generally including cash and cash equivalents, Agency MBS, CRT, Non-Agency MBS, residential mortgage loans, MSR, reverse repurchase agreements, other unencumbered financial assets and capital stock), and $1.0bn of fair value of collateral pledged for future advances.

4. Represents total shareholder return for the period beginning October 7, 1997 through December 31, 2023.

5. Data shown since Annaly's initial public offering in October 1997 through December 31, 2023 and includes common and preferred dividends declared.

6. Represents the estimated number of homes financed by Annaly's holdings of Agency MBS, residential whole loans and securities, as well as multi-family commercial real estate loans, securities and equity investments. The number includes all homes related to securities and loans wholly-owned by Annaly and a pro-rata share of homes in securities or equity investments that are partially owned by Annaly.

7. Represents the cumulative impact of Annaly's investments, including current and prior investments, with Capital Impact Partners.

Power of Annaly

Source: Company filings and Bloomberg. Market data as of December 31, 2023. Financial data as of December 31, 2023.

1. Representative of the BBREMTG Index. Excludes Annaly.

2. Permanent capital represents Annaly's total stockholders' equity as of December 31, 2023.

3. Comprised of $5.2bn of unencumbered assets, which represents Annaly's excess liquidity and defined as assets that have not been pledged or securitized (generally including cash and cash equivalents, Agency MBS, CRT, Non-Agency MBS, residential mortgage loans, MSR, reverse repurchase agreements, other unencumbered financial assets and capital stock), and $1.0bn of fair value of collateral pledged for future advances.

Proven Results

Source: Company filings and Bloomberg. Market data as of December 31, 2023. Financial data as of December 31, 2023.

4. Data shown since Annaly's initial public offering in October 1997 through December 31, 2023 and includes common and preferred dividends declared.

5. Represents total shareholder return for the period beginning October 7, 1997 through December 31, 2023.

Message from Our CEO

Source: Company filings. Financial data as of December 31, 2023.

1. Refers to economic return relative to Agency-focused peers with Bloomberg mREIT Index from 2022-23.

2. Refers to economic return relative to Agency-focused peers with Bloomberg mREIT Index and the Bloomberg US MBS Index Total Return.

3. Represents full year 2023 operating expense as a percent of average equity relative to the mREIT index peer average.

4. Based on data from the BofA Securities Non-QM Shelf and Deal Report, December 31, 2023.

5. Information aggregated from 2023 Fannie Mae and Freddie Mac monthly loan level files by eMBS servicing transfer data as of December 31, 2023.

6. Represents Annaly MSR Group's weighted average coupon as compared to members of the Bloomberg Mortgage REIT index with MSR holdings of over $1 billion.

7. Represents a non-GAAP financial measure. Refer to the "Non-GAAP Financial Measures" section of the 10-K for additional information.

8. Comprised of $5.2bn of unencumbered assets, which represents Annaly's excess liquidity and defined as assets that have not been pledged or securitized (generally including cash and cash equivalents, Agency MBS, CRT, Non-Agency MBS, residential mortgage loans, MSR, reverse repurchase agreements, other unencumbered financial assets and capital stock), and $1.0bn of fair value of collateral pledged for future advances.

9. Issuer ranking data from Inside Nonconforming Markets for 2022 through 2023 year-end (January 5, 2024 issue).

10. Includes a $414 million and $496 million whole loan securitization that priced in January 2024, a $412 million and $440 million whole loan securitization that priced in February 2024 and a $592 million and $398 whole loan securitization that priced in March 2024.

11. In March 2024, Onslow Bay closed its $592.4mm non-QM transaction, OBX 2024-NQM4.

12. Represents total shareholder return for Annaly, the S&P 500 and the Bloomberg Mortgage REIT Index for the period beginning October 7, 1997 through December 31, 2023.

13. Data shown since Annaly's initial public offering in October 1997 through December 31, 2023 and includes common and preferred dividends declared.

Annaly Investment Strategies

Source: Company filings. Financial data as of December 31, 2023.

1. Investment strategy pie charts are calculated off of total assets.

2. Permanent capital represents Annaly's total stockholders' equity as of December 31, 2023.

3. Includes TBA purchase contracts and fixed-rate pass-through certificates.

4. Represents the capital allocation for each of the investment strategies and is calculated as the difference between each investment strategy's allocated assets, which include TBA purchase contracts, and liabilities. Dedicated capital allocations as of December 31, 2023 exclude commercial real estate assets.

5. Prime includes $5.0mm of Prime IO, OBX Retained contains $179.2mm of Prime IO and Prime Jumbo IO and Prime Jumbo includes $70.4mm of Prime Jumbo IO.

ENDNOTES *(CONT'D)*

Our Investment Strategies | Agency

Source: Company filings. Financial data as of December 31, 2023.

1. Agency assets reflect TBA purchase contracts (market value) of ($0.6)bn.

2. Includes TBA purchase contracts.

3. Represents Agency's hedging profile and does not reflect Annaly's full hedging activity.

Our Investment Strategies | Residential Credit

Source: Company filings. Financial data as of December 31, 2023.

1. Residential Credit assets exclude assets transferred or pledged to securitization vehicles of $13.3bn, include $1.4bn of retained securities that are eliminated in consolidation and are shown net of participations issued totaling $1.1bn.

2. Includes a $414mm and $496mm whole loan securitization that priced in January 2024, a $412mm and $440mm whole loan securitization that priced in February 2024 and a $592mm and $398mm whole loan securitization that priced in March 2024.

3. Issuer ranking data from Inside Nonconforming Markets for 2022 through 2023 year-end (January 5, 2024 issue).

Our Investment Strategies | Mortgage Servicing Rights

Source: Company filings. Financial data as of December 31, 2023.

1. MSR assets includes limited partnership interests in a MSR fund, which is reported in Other Assets.

2. Portfolio excludes retained servicing on whole loans within the Residential Credit portfolio.

3. Includes unsettled commitments of $518mm. MSR commitments represent the market value of deals where Annaly has executed a letter of intent.

Financing, Capital & Liquidity

Source: Company filings. Financial data as of December 31, 2023.

1. Repo balances exclude Residential Credit facilities and US Treasuries reversed in to support the UST short trade.

2. Represents a non-GAAP financial measure. Refer to the "Non-GAAP Financial Measures" section of the 10-K for additional information.

3. Includes a $414mm and $496mm whole loan securitization that priced in January 2024, a $412mm and $440mm whole loan securitization that priced in February 2024 and a $592mm and $398mm whole loan securitization that priced in March 2024.

4. Includes Residential Credit securitizations.

5. Amount raised through the Company's at-the-market sales program for its common stock, net of sales agent commissions and excluded other offering expenses.

6. Comprised of $5.2bn of unencumbered assets, which represents Annaly's excess liquidity and defined as assets that have not been pledged or securitized (generally including cash and cash equivalents, Agency MBS, CRT, Non-Agency MBS, residential mortgage loans, MSR, reverse repurchase agreements, other unencumbered financial assets and capital stock), and $1.0bn of fair value of collateral pledged for future advances.

Onslow Bay Strategic Milestones

Source: Company filings. Financial data as of December 31, 2023.

1. Issuer ranking data from Inside Nonconforming Markets for 2022 through 2023 year-end (January 5, 2024 issue).

2. Includes a $414mm and $496mm whole loan securitization that priced in January 2024, a $412mm and $440mm whole loan securitization that priced in February 2024 and a $592mm and $398mm whole loan securitization that priced in March 2024.

3. Based on data from the BofA Securities Non-QM Shelf and Deal Report, December 31, 2023.

4. Information aggregated from 2023 Fannie Mae and Freddie Mac monthly loan level files by eMBS servicing transfer data as of December 31, 2023.

5. Includes unsettled commitments of $518mm. MSR commitments represent the market value of deals where Annaly has executed a letter of intent.

6. Based on data from the Inside Mortgage Finance for the period ended December 31, 2023.

Corporate Responsibility & Governance

Note: Data as of December 31, 2023, unless otherwise noted.

1. Financial services 2023 turnover rate estimated based on most recent data from the U.S. Bureau of Labor Statistics.

Board Composition & Shareholder Engagement Efforts

Board composition as of April 2024.

1. Representative of outreach during 2023-2024 proxy season and shareholder base as of December 31, 2023. Shareholder data per Ipreo as of December 31, 2023.

SAFE HARBOR NOTICE

This Annual Report is issued by Annaly Capital Management, Inc. ("Annaly"), an internally-managed, publicly traded company that has elected to be taxed as a real estate investment trust for federal income tax purposes. This Annual Report is provided for investors in Annaly for informational purposes only and is not an offer to sell, or a solicitation of an offer to buy, any security or instrument.

Cautionary Note Regarding Forward-Looking Statements

This Annual Report contains or incorporates by reference certain forward-looking statements which are based on various assumptions (some of which are beyond our control) and may be identified by reference to a future period or periods or by the use of forward-looking terminology, such as "may," "will," "believe," "expect," "anticipate," "continue," "illustrative" or similar terms or variations on those terms or the negative of those terms. Such statements include those relating to the Company's future performance, macro outlook, the interest rate and credit environments, tax reform and future opportunities. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including, but not limited to, changes in interest rates; changes in the yield curve; changes in prepayment rates; the availability of mortgage-backed securities ("MBS") and other securities for purchase; the availability of financing and, if available, the terms of any financing; changes in the market value of the Company's assets; changes in business conditions and the general economy; the Company's ability to grow its residential credit business; the Company's ability to grow its mortgage servicing rights business; credit risks related to the Company's investments in credit risk transfer securities and residential mortgage-backed securities and related residential mortgage credit assets; risks related to investments in mortgage servicing rights; the Company's ability to consummate any contemplated investment opportunities; changes in government regulations or policy affecting the Company's business; the Company's ability to maintain its qualification as a REIT for U.S. federal income tax purposes; the Company's ability to maintain its exemption from registration under the Investment Company Act of 1940; and operational risks or risk management failures by us or critical third parties, including cybersecurity incidents; and risks. For a discussion of the risks and uncertainties which could cause actual results to differ from those contained in the forward-looking statements, see "Risk Factors" in our most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q. The Company does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements, except as required by law.

We use our website (www.annaly.com) and LinkedIn account (www.linkedin.com/company/annaly-capital-management) as channels of distribution of company information. The information we post through these channels may be deemed material. Accordingly, investors should monitor these channels, in addition to following our press releases, SEC filings and public conference calls and webcasts. In addition, you may automatically receive email alerts and other information about Annaly when you enroll your email address by visiting the "Investors" section of our website, then clicking on "Investor Resources" and selecting "Email Alerts" to complete the email notification form. Our website, any alerts and social media channels are not incorporated into this document.

Past performance is no guarantee of future results. There is no guarantee that any investment strategy referenced herein will work under all market conditions. There is no guarantee that illustrative returns will occur. Prior to making any investment decision, you should evaluate your ability to invest for the long-term, especially during periods of downturns in the market. You alone assume the responsibility of evaluating the merits and risks associated with any potential investment or investment strategy referenced herein. To the extent that this material contains reference to any past specific investment recommendations or strategies which were or would have been profitable to any person, it should not be assumed that recommendations made in the future will be profitable or will equal the performance of such past investment recommendations or strategies. The information contained herein is not intended to provide, and should not be relied upon for accounting, legal or tax advice or investment recommendations for Annaly or any of its affiliates.

Regardless of source, information is believed to be reliable for purposes used herein, but Annaly makes no representation or warranty as to the accuracy or completeness thereof and does not take any responsibility for information obtained from sources outside of Annaly. Certain information contained in the presentation discusses general market activity, industry or sector trends, or other broad-based economic, market or political conditions and should not be construed as research or investment advice.



Annaly Capital Management, Inc.
1211 Avenue of the Americas
New York, NY 10036
www.annaly.com